As filed with the Securities and Exchange Commission on March 10, 2021

Registration No. 333-253412

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE DUCKHORN PORTFOLIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	2080	81-3866305
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1201 Dowdell Lane

Saint Helena, CA 94574

(707) 302-2658

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alex Ryan

President, Chief Executive Officer and Chairman

The Duckhorn Portfolio, Inc.

1201 Dowdell Lane

Saint Helena, CA 94574

(707) 302-2658

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Holden Benjamin Kozik Ropes & Gray LLP 3 Embarcadero Center San Francisco, CA 94111 (415) 315-2355	Sean Sullivan Executive Vice President, Chief Administrative Officer and General Counsel The Duckhorn Portfolio, Inc. 1201 Dowdell Lane Saint Helena, CA 94574 (707) 302-2658	Marc D. Jaffe Ian D. Schuman Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and” emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Shares to be Registered(1)	Proposed Maximum Aggregate Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01	23,000,000	$16.00	$368,000,000	$40,148.80(3)

(1)	Includes 3,000,000 shares of common stock that may be sold if the underwriters’ option to purchase additional shares is exercised.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid $10,910 of this amount in connection with a prior filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

CANVASBACK
CALERA
DECOY
CABERNET SAUVIGNON
DUCKHORN
Napa Valley
MERLOT
PARADUXX
Goldeneye
PINOT NOIR
MIGRATION
KOSTA BROWNE
PINOT NOIR
GREENWING
POSTMARK
NAPA VALLEY

Subject to completion, dated March 10, 2021.

Preliminary prospectus

20,000,000 shares

Common stock

This is the initial public offering of The Duckhorn Portfolio, Inc. We are selling 13,333,333 shares of our common stock. The selling stockholder identified in this prospectus is offering an additional 6,666,667 shares of our common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder.

The initial public offering price is expected to be between $14.00 and $16.00 per share.

Prior to this offering, there has been no public market for shares of our common stock. We have applied to list our common stock on the New York Stock Exchange under the symbol “NAPA.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. See “Management—Board composition and director independence.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses(1)	$	$
Proceeds to selling stockholder before expenses(1)	$	$

(1)	See the section “Underwriting” beginning on page 160 for additional information regarding underwriting compensation.

The selling stockholder has granted the underwriters an option for a period of 30 days to purchase up to 3,000,000 additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves risk. See “Risk factors” beginning on page 21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to investors on or about             , 2021.

J.P. Morgan	Credit Suisse	Jefferies

Barclays	BofA Securities	Citigroup	Evercore ISI	RBC Capital Markets

Academy Securities	Ramirez & Co., Inc.	Siebert Williams Shank

Prospectus dated                     , 2021.

OUR MISSION

TO HAVE
DUCKHORN PORTFOLIO WINES
POURED AND ENJOYED
WHEREVER FINE WINES
ARE SERVED THROUGHOUT
THE WORLD.

OUR MISSION TO HAVE DUCKHORN WINES POURED AND ENJOYED WHEREVER FINE WINES ARE SERVED THROUGHOUT THEWORLD.

DECOY

CALERA

Goldeneye
DUCKHORN
DUCKHORN
Napa Valley
MERLOT
MIGRATION
PARADUXX

DECOY
DECOY
DECOY

Goldeneye
PINOT NOIR
2017
ANDERSON VALLEY

DUCKHORN
VINEYARDS
2017
MERLOT
NAPA VALLEY

DECOY

DECOY

DECOY

MIGRATION
SONOMA COAST

POSTMARK
NAPA VALLEY
CABERNET SAUVIGNON

KOSTA BROWNE
2018
SONOMA COAST
PINOT NOIR

DUCKHORN
Napa Valley
CHARDONNAY

HISTORICAL NET SALES
($MM)

$300
$250
$200
$150
$100
$50
$0
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017
FY2018
FY2019
FY2020

Fiscal Year Ends in July

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the selling stockholder nor the underwriters have authorized anyone to provide you with different information, and neither we nor the selling stockholder nor the underwriters take responsibility for any other information others may give you. Neither we nor the selling stockholder nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside of the United States: neither we nor the selling stockholder nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering of the shares of our common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States. See “Underwriting.”

i

Glossary

The following terms are used in this prospectus unless otherwise noted or indicated by the context:

•	“AVA” means American Viticultural Area.

•	“Company,” “we,” “us,” “our,” “Duckhorn” and “The Duckhorn Portfolio” refer to The Duckhorn Portfolio, Inc. (formerly Mallard Intermediate, Inc.) and its consolidated subsidiaries.

•

“Credit Facility” refers to the existing first lien credit facility pursuant to that certain First Lien Loan and Security Agreement, dated as of October 14, 2016 (as amended by Amendment No. 1, dated July 28, 2017, as amended by Amendment No. 2, dated as of April 19, 2018, as amended by Amendment No. 3 dated as of August 1, 2018, as amended by Amendment No. 4 dated as of October 30, 2018, as amended by Amendment No. 5 dated as of June 7, 2019, as amended by Amendment No. 6 dated as of August 17, 2020 and as amended by Amendment No. 7 dated February 22, 2021), by and among the Company, the borrowers named therein, the lenders named therein and the Bank of the West, as administrative agent.

•

“DTC channel” refers to our sales and distribution channel through which we sell wine directly to consumers without any licensee intermediaries (wholesale or retail), which is permissible through in-person sales at one of our tasting rooms or, where permitted by law, through our multi-winery e-commerce website.

•	“Fiscal 2015” refers to our fiscal year ended July 31, 2015.

•	“Fiscal 2016” refers to our fiscal year ended July 31, 2016.

•	“Fiscal 2017” refers to our fiscal year ended July 31, 2017.

•	“Fiscal 2018” refers to our fiscal year ended July 31, 2018.

•	“Fiscal 2019” refers to our fiscal year ended July 31, 2019.

•	“Fiscal 2020” refers to our fiscal year ended July 31, 2020.

•	“Fiscal 2021” refers to our fiscal year ended July 31, 2021.

•	“Luxury wine” refers to wines sold for $15 or higher per 750ml bottle.

•	“On-premise” refers to retail accounts that are a business with a license that allows a customer to purchase our wines and consume them at the licensed location, such as restaurants, bars and hotels.

•

“Off-premise” refers to retail accounts that are a business with a license that allows a customer to purchase our wines for consumption at a location other than the retailer’s licensed location, such as grocery stores and liquor stores.

•	“Retail” refers to establishments that are licensed to purchase our wine for resale to consumers, such as grocery stores, liquor stores and restaurants.

•	“Scale” refers to wine producers who produce at least one million 9L cases per year.

•	“TSG” refers to TSG Consumer Partners, LLC, together with certain affiliates.

•	“Ultra-luxury wine” refers to wines with suggested retail prices of $25 or higher per 750ml bottle.

•	“Wholesale channel” refers to our sales and distribution channel through which we sell wine to distributors and, in California, directly to retail accounts.

ii

A letter from Alex Ryan, our CEO

Dear Prospective Stockholders,

Very few people are fortunate enough to find their life’s calling at their first job. When I joined The Duckhorn Portfolio just a few days after graduating from college in 1988, it was a thrilling time to become a part of the American wine industry. Throughout California’s burgeoning wine country, there was a shared sense of promise and limitless possibility, and a belief that through dedication, hard work, innovation and a commitment to the land, the story of American wine was ours to write.

Back then, The Duckhorn Portfolio was just over a decade old, and our “Portfolio” consisted of Duckhorn Vineyards and a blended wine called Decoy. Today, The Duckhorn Portfolio is one of North America’s premier luxury wine companies, with ten renowned wine brands, eight state-of-the-art wineries, 843 coveted acres spanning 22 sustainably farmed Estate vineyards, over 400 diverse and talented employees, passionate consumers in every state and more than 50 countries and over 55,000 loyal wine club members who eagerly await each new shipment of our wines.

Understanding the evolution of The Duckhorn Portfolio, and the values that have guided us for over 40 years, begins with the vision of our founders, Dan and Margaret Duckhorn. When they established Duckhorn Vineyards in 1976, we were one of just 40 wineries in Napa Valley. Even in those early days, the Duckhorns sought to set themselves apart from the pack. Recognizing that the American palate was developing, they championed Napa Valley Merlot as a standalone varietal wine. It was a bold, daring choice, and one that ultimately established luxury Merlot as one of North America’s favorite wines.

Even then, in the infancy of our industry, we intuited that American wine had the potential to become part of the fabric of consumers’ lives; that wine is more than just what is in the bottle, it is the promise of an experience, and a source of joyful connection to nature and to each other. Understanding this, the Duckhorns cultivated a commitment to excellence that shapes every facet of our business, from how we sustainably grow grapes and make wine to our commitment to holistically support our employees, engage our guests and enrich the communities in which we live and much more.

A willingness to challenge ourselves, to be daring and innovative and to never rest on past accomplishments is hardwired into our DNA. For 32 years, I have endeavored to create a diverse and inclusive culture that attracts and inspires the most talented people in our industry, and then empowers them to change our Company for the better, which has fueled growth from our debut 1978 vintage of 1,600 cases of wine sold in 1981 to more than 1.4 million cases of wine sold in Fiscal 2020.

Perhaps our greatest point of pride is the fact that as we have grown, we believe our wines and team have only gotten better. As a testament to the pedigree of our acclaimed brands, not only are we the largest and one of the most respected pure-play luxury wine companies in the United States, we are the only wine producer this century to have two brands in its portfolio that have won the prestigious “Wine of the Year” award from Wine Spectator magazine.

There is an old adage in the wine industry that the mark of a truly great winery isn’t what you achieve in a perfect vintage, it’s what you achieve in the most challenging vintages. During periods of market adversity, we have created or sought out new opportunities. When others were cautious, we were bold and took deliberate risks that we believe have made us stronger, more engaged stewards of the environment and more profitable. Through these actions, we have established a curated and comprehensive portfolio of highly regarded luxury wines across multiple brands, varietals, appellations and price points that is unique to The Duckhorn Portfolio.

In those early days of The Duckhorn Portfolio, we felt like the future was limitless. And today, we feel this is as true as it has ever been, given the opportunities to introduce new wines, open new accounts, enter new categories and markets, explore new wine regions and find new ways to connect with consumers. We believe our ability to conquer these opportunities is greater than it has ever been and that our best years are yet to come as we begin writing the next exciting chapter in The Duckhorn Portfolio story. I invite you to join us and look forward to toasting our future success together!

Sincerely,

iii

Prospectus summary

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth in the sections of this prospectus titled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” Some of the statements in this prospectus constitute forward-looking statements, see “Cautionary note regarding forward-looking statements” for more information.

The Duckhorn Portfolio: the standard for American fine wine

The Duckhorn Portfolio is the premier scaled producer of luxury wines in North America. We have delighted millions of consumers with authentic, high-quality, approachable wines for over four decades. Founded by our namesake Dan and Margaret Duckhorn in 1976, we began by pioneering Merlot wines in Napa Valley and now champion a curated and comprehensive portfolio of highly acclaimed luxury wines across multiple winery brands, varietals, appellations and price points. Our portfolio is focused exclusively on the desirable luxury segment, the fastest-growing segment of the wine market in the United States, according to IRI data as of December 27, 2020, which we define as wines sold for $15 or higher per 750ml bottle.

We sell our wines in all 50 states and over 50 countries at suggested retail prices (“SRPs”) ranging from $20 to $200 per bottle under a world-class luxury portfolio of brands, including Duckhorn Vineyards, Decoy, Kosta Browne, Goldeneye, Paraduxx, Calera, Migration, Canvasback, Greenwing and Postmark. We are the largest pure-play luxury wine supplier and the eleventh largest wine supplier by sales value overall in the United States according to IRI for the twelve months ended December 27, 2020.

Our wines have consistently commanded leading market positions in their respective categories and are appealing to a broad consumer base from renowned wine critics to casual wine drinkers. We are the only wine producer this century to have two brands in its portfolio that have won the prestigious Wine of the Year award from Wine Spectator magazine, and we also boast the number one selling luxury Cabernet Sauvignon in the United States since 2017 according to sales value data from IRI as of December 27, 2020. Another testament to our portfolio strength is the nearly 100,000 consumers who traveled to at least one of our seven renowned tasting rooms located throughout California and Washington for one of our luxury wine experiences in 2019.

Underpinning our success is a relentless focus on quality that has been ingrained in our culture ever since the inaugural harvest of our iconic Three Palms Vineyard in 1978. Today, we collaborate with a vast, diversified network of grape growers and rely on our world-class, company-controlled Estate vineyards to maintain our quality standards and facilitate growth. Each winery brand boasts its own winemaking team to create distinct experiences for consumers, ensure product quality and continuity and galvanize sustainable farming practices. In this era that favors trusted brands with sound values, we believe companies that have a positive impact on society and the environment, like The Duckhorn Portfolio, will be best positioned to thrive. We pride ourselves on being stewards of the land, champions of our employees and communities and committed to the practices and risk management central to good governance. Beyond our winemaking teams is an organization comprised of passionate, talented employees, including a highly tenured executive team that has approximately 100 years of cumulative experience with Duckhorn.

Our powerful omni-channel sales model drives strong margins. We sell our wines in our wholesale channel, to distributors and directly to retail accounts in California, and to consumers in our direct to consumer (“DTC”)

channel, all of which leverage long-standing relationships developed over the past forty years. Our comprehensive sales force builds deep and impactful relationships with distributors and direct to retail accounts in our wholesale channel. In addition, our DTC channel leverages our multi-winery e-commerce website, and it features our award-winning subscription wine clubs and tasting rooms. Combined, our California direct to retail accounts business and DTC channel make up 40% of our net sales, delivering strong margins and greater connectivity with consumers and retailers alike.

We believe our iconic brands, together with our scaled, quality-focused production, omni-channel distribution and dedicated employees, set the standard for North American luxury wine.

Our business successes are reflected in our attractive financial profile:

•

11 consecutive years of company-wide year-over-year organic growth, which we define as year-over-year growth from winery brands owned within our portfolio, including acquired brands beginning in the fifth full fiscal quarter following the acquisition.

•	$153.2 million increase in net sales from Fiscal 2015 to Fiscal 2020, representing an approximately 18% CAGR.

•	$22.8 million increase in net income from Fiscal 2015 to Fiscal 2020, representing an approximately 28% CAGR.

•	$56.7 million increase in adjusted EBITDA from Fiscal 2015 to Fiscal 2020, representing an approximately 17% CAGR.

•	Highly attractive adjusted EBITDA margin profile, averaging approximately 40% between Fiscal 2015 and Fiscal 2020.

For an explanation of how we calculate adjusted EBITDA and for a reconciliation to net income (loss), the most directly comparable financial measure stated in accordance with U.S. GAAP, see “Selected consolidated financial and other data—Non-GAAP financial measures.”

Luxury wine: our large and attractive target market

Our target market

We operate in the large and stable global wine industry that, according to Statista, is projected to exceed $340 billion in sales value in 2020.

A majority of our wine is sold in the growing U.S. market which boasts over 500,000 licensed retail accounts according to Nielsen. According to Statista, the United States consumes more wine than any other nation and is expected to increase its global wine market share by volume from 13.6% in 2012 to 15.8% in 2020. According to data from Statista capturing on-premise and off-premise sales, the total sales value of wine in the United States was more than $53 billion in 2019, having grown steadily since 2012. While the COVID-19 pandemic has adversely impacted on-premise sales, including in bars and restaurants, it has benefited grocery and other off-premise sales. As a result, the total sales value of wine in the United States is expected to remain relatively resilient to the impacts of the COVID-19 pandemic. According to Statista, 2021 is expected to mark a return to long-term category growth, and total sales value of wine in the United States is expected to exceed $55 billion, nearly $2 billion greater than the pre-pandemic 2019 value.

Consumers in the United States have steadily increased their per capita spending on wine over time to $163 per year in 2019, up from $141 in 2017, equating to a 7% CAGR, according to Statista. Compared to peer countries, the United States experienced one of the highest annual growth rates per capita in wine consumption in 2019, and we believe the United States still holds ample opportunity for growth. For example, 2019 per capita consumption in France, the United Kingdom and Australia were $439, $347 and $425, respectively, according to Statista. We believe these favorable trends will continue and that wine will take further alcohol beverage market share in the United States, led by established brands with diversified portfolio offerings.

Luxury wine and premiumization

American Millennials and Generation X adults have come of age in a culture where cooking shows, celebrity chefs, farmers’ markets and food blogs are the norm. U.S. consumers have had an increasing hunger and thirst for high-quality food and drinks and are willing to pay more for items perceived to be superior. Wine has and continues to benefit from this premiumization trend. We believe that Millennial wine buyers are often spending more per bottle than any other generation and that as their careers progress and incomes grow, both Millennials and Generation X wine enthusiasts are poised to spend more on wines, particularly those from experiential brands with authentic heritages.

The luxury wine segment, which we believe comprised between 10% and 15% of the total U.S. wine market in 2019, expanded at more than double the pace of the broader wine industry from 2012 to 2020, according to sales value data from IRI as of December 27, 2020. With suggested retail prices of $20 to $200 per bottle, our portfolio is strategically positioned to benefit from premiumization.

We have consistently increased our market share in the growing luxury wine segment, both before and during the COVID-19 pandemic, and we believe premiumization will continue to benefit our business as consumers seek trusted brands. According to data from IWSR, wine sold for $20 per 750ml bottle or higher outpaced the overall wine category from 2010 to 2019. During this period, the sales value of wine sold for $20 per bottle or higher grew at an 8.6% CAGR, compared to a 3.1% CAGR for the total U.S. wine industry. According to IRI data, the U.S. luxury wine segment grew at over 20% in sales value in the twelve month period ending on December 27, 2020 and encompassing the period of economic uncertainty caused by the COVID-19 pandemic, compared to the same period in the prior year, while the overall wine industry grew approximately 13% over the same period.

We expect premiumization to continue to shape the wine industry in the United States. According to IWSR, the U.S. luxury wine segment aggregate sales value from 2020 to 2024 is expected to generate a CAGR more than four times greater than that of the CAGR of the overall wine industry in the same period.

Luxury producer fragmentation and distributor consolidation

As the luxury wine segment is highly fragmented, we have the advantage of being one of only a few luxury wine producers of scale. Our brands compete for consumers with a wide range of competitors, from the vast number of small volume local wineries, to divisions of large conglomerates.

In recent years, extensive growth in the number of wineries in the United States has been accompanied by a decrease in wine distributors, with approximately 1,800 wineries and 3,000 wine distributors in 1995, compared to over 10,400 wineries and 950 wine distributors in 2020, according to Wines Vines Analytics. The substantial consolidation of distributors has been driven primarily by mergers and acquisitions, and we expect this trend to continue.

In this environment of distributor consolidation and a fragmented universe of many subscale luxury producers, we believe our position as a scaled luxury producer is highly appealing to large distributors and retailers and that our comprehensive portfolio offering provides a “one-stop shop” solution for all of their luxury wine needs.

Key drivers of our continued success

We attribute our success to the following strengths:

Curated and comprehensive portfolio of luxury wines.    Our portfolio encompasses ten luxury brands that champion 18 varietals in 25 AVA designations. Duckhorn Vineyards, Decoy and Kosta Browne are the cornerstones of this curated and comprehensive portfolio and reinforce the credibility and brand strength of our entire portfolio. We believe the breadth and depth of our luxury brands, coupled with our scale, position us as a premier supplier of luxury wines. Our singular focus on sustainable luxury winemaking energizes our employees, fosters trust and credibility in our customer and grower relationships, and ultimately results in high-quality, award-winning wines that we believe deeply resonate with consumers.

Our portfolio breadth and depth also allow us to offer tiered pricing within the luxury wine segment, enabling us to attract new consumers with affordable wines and deepen our relationship with them as they seek more premium offerings. The Decoy brand provides high-quality wines at accessible prices, often serving as the customer gateway into our luxury wine offerings across our broader portfolio. Duckhorn Vineyards, Kosta Browne and our other winery brands provide the consumer an opportunity to both elevate and broaden their experience with the wines in our diverse luxury portfolio. While we are unable to predict future shifts in consumer demand, we believe our curated and comprehensive portfolio is well-positioned to meet the needs of distributors, our accounts and consumers.

Focused portfolio of powerful brands

Focused Portfolio Of Powerful Brands Brand Decoy Duckhorn vineyards kosta browne calera paraduxx. goldeneye migration> canvasback greenwing postmark First vintage Primary focus Description SRP Range Tasting Room 1985 California A luxury consumer brand of choice, Decoy is dedicated to crafting serious wines of superior quality at a remarkable price across multiple varieties. Acclaim Wine Brand of the Year, Market Watch (2020); Hot Brand Award - 5X Winner, Impact; Top Growth Brand - 7X Winner, Beverage Information Group; Top Restaurant Wine,- 4X winner Wine & Spirits $20-$35 -- 1978 California Napa Valley A benchmark for American Merlot, Duckhorn has been crafting Napa Valley wines of distinction for over 40 years. Acclaim #1 Wine of the Year (Global), Wine Spectator (2017); Winery of the Year - 9X Winner , Wine & Spirits; Top Restaurant Wine - 13X winner, Wine & Spirits; Top 100 Wines of the Year - 4X winner, Wine Spectator $30 - $155 1997 California Sonoma Coast Kosta Browne is a pinnacle of ultra-luxury California Pinot Noir and Chardonnay. (Acquisition) Acclaim #1 Wine of the Year (Global), Wine Spectator (2017); Top 100 Wines of the Year - 7X winner, Wine Spectator $85 - $200 1976 California Central Coast Calera is a pioneer of luxury American Pinot Noir and is revered throughout the industry for its Mt. Harlan AVA wines. (Acquisition) Acclaim Winery of the Year - 8X Winner , Wine & Spirits; Top Pinot Noir Issue Cover Photo, Wine Spectator (2013); Top 100 Wines of the Year - 3X winner, Wine Spectator $30 - $100 1994 California Napa Valley Paraduxx specializes in producing the world's great red blends in a distinctively Napa Valley style. Acclaim Top 50 Winery in Restaurants, Wine & Spirits (2017) $30 - $100 1997 California Anderson Valley The first dedicated Pinot Noir producer in Anderson Valley, Goldeneye produces ultra-luxury wines from Mendocino County. Acclaim Top Pinot Noir Issue Cover Photo, Wine Spectator (2019); Wine & Spirits Top Restaurant Pinot Noir, Wine & Spirits (2011) $30 - $130 2001 California Sonoma Coast Refined, cool-climate Burgundian wines, Migration wines are sourced from premiere California vineyards in the Sonoma Coast AVA. Acclaim Top 100 Wines of the Year, Wine Spectator (2005) $30 - $70 Mid-2021 2012 Washington Red Mountain Canvasback is dedicated to producing luxury Cabernet Sauvignon from the highly-acclaimed Red Mountain in Washington State. Acclaim Winery to Watch, Wine & Spirits (2017) $30 - $84 2019 Washington Columbia Valley Rooted in Columbia Valley Bordeaux varieties, Greenwing is making some of North America's most exciting next generation wines. Acclaim (New release) 91 points, Wine Enthusiast (2020) $35 -- 2020 California Napa, Paso Postmark Cabernet & Merlot reflect their iconic Napa Valley roots while the brand name enables sourcing of quality grapes wherever they might be grown. Acclaim (New release) 90 points, Wine Enthusiast (2020) $35 -

Exceptional brand strength and critical acclaim.    The Duckhorn Portfolio has consistently received stellar reviews across varietals, geographies and price points from the industry’s top critics and publications. Two of our wines, the Kosta Browne Sonoma Coast Pinot Noir and the Duckhorn Vineyards Napa Valley Three Palms Vineyard Merlot, have received one of the industry’s most prestigious awards, Wine Spectator magazine’s Wine of the Year. We are the only wine company to have more than one winery brand in our portfolio to have received this award in the 21st century. Critics within our industry widely use a 100 point scale to score individual wines, and we take pride in our consistent track record of 90+ point wines, scores that indicate superior quality. The strength of our winery brands is also demonstrated by our market-leading sales in some of the most popular varietals in the U.S. luxury market. During the twelve months ended December 27, 2020, we had the top selling luxury wine for Cabernet Sauvignon (the largest luxury varietal during the period), Sauvignon Blanc (the fastest growing luxury varietal during the period) and Merlot, according to U.S. sales value data from IRI. These three varietals combined represented approximately 30% of the total U.S. luxury wine market during the same period.

Scaled luxury platform.    We are the largest pure-play luxury wine company in the United States. We believe our approach and dedicated focus on luxury wines continues to be highly appealing to the modern wine consumer seeking authenticity and enables category excellence versus our more broadly-focused, scaled competitors. We also have an advantage over our fragmented, smaller-scale competitors because our individual brands each benefit from their place in our larger portfolio, leveraging more efficient operational, branding, marketing and distribution capabilities. For example, our depth of operational capabilities enables us to simultaneously present a curated offering of the most popular wine varietals and prudently develop new offerings in new, high-growth categories, all with the credentials of a pure-play luxury producer of scale.

Our large, highly knowledgeable sales force is a key advantage of our scale relative to small luxury producers. We deploy our sales force in the wholesale channel to evangelize our portfolio to our vast network of distributors and retail accounts. Understanding how consumers will connect with winery brands is critical to gaining shelf and menu space, and while smaller luxury wine brands rely on distributors to introduce and promote brands, our sales force takes direct action to strengthen our account relationships. As a credentialed luxury supplier of choice, we expect to benefit from further enhanced distributor prioritization due to sell-through confidence and operational efficiency.

Differentiated omni-channel sales and distribution platform.    Our innovative, scalable platform enables us to fulfill consumer needs through an integrated experience across channels at attractive margins. Our ideal consumers interact with us seamlessly across channels, through our wine clubs and tasting rooms and when grocery shopping or ordering at a restaurant.

We leverage our long-standing wholesale channel nationwide (with over 47,000 accounts), including our direct to retail accounts business in California (with over 2,800 accounts), to build deep, impactful relationships with our trade accounts. These channels provide a critical path for our winery brands to succeed both on-premise and off-premise, across a wide range of outlets and geographies.

Since our founding more than 40 years ago, we have been selling directly to retail accounts in California, a point of distinction among large California wine producers, many of which sell through a distributor in the state. We believe our direct to retail accounts business in California gives us a competitive advantage for several reasons. First, our direct connection with the retail accounts allows us more control over sales, branding and other marketing support. Second, our approach gives us more visibility into sell-through rates. Finally, we enjoy significantly stronger margins selling directly to retail accounts, rather than selling through a distributor.

Our DTC channel is a powerful marketing engine. This part of our business encompasses our multi-winery e-commerce website, featuring award-winning subscription wine clubs, and is reinforced by our seven stylistically unique and high-touch tasting rooms located throughout Northern California and Washington. Our wine club boasted over 55,000 members as of Fiscal 2020, and we hosted nearly 100,000 consumers at our tasting rooms in 2019. Our ultra-luxury wines, which we consider to be wines with suggested retail prices of $25 or higher per 750ml bottle, are prominently featured in this channel, yielding high average bottle prices. Early access to new releases, a compelling slate of member benefits and active cross-marketing throughout the portfolio drive wine club member loyalty and sales. These strategies maximize each winery brand and property while driving awareness for the Company’s other world-class wines and properties, resulting in more and lasting connections with consumers and wholesale customers.

We believe the strategic combination of our complementary paths to consumers has been an important driver of our sustained growth and will continue to enable long-term scalability, though ultimately the success of our business depends on our ability to develop connections between our customers and our winery brands. We balance the market accessibility of a broad wholesale reach with direct and authentic customer and consumer touchpoints that drive connectivity, insights and trust. Combined, our California direct to retail accounts business and DTC channel make up 39% of our combined net sales.

We believe our comprehensive omni-channel route-to-market is a key differentiator of our leading U.S. luxury wine platform and allows us to engage with distributors, customers and consumers on multiple fronts and meet their needs across price points, varietals and appellations, driving long-term sustainable growth.

Diversified and scalable production model.    The success of The Duckhorn Portfolio is underpinned by our strategic, diversified and scalable supply and production platform. We strive for capital efficiency and secure the majority of our grape supply by leveraging long-standing relationships within a vast, geographically diversified network of more than 225 trusted growers and bulk wine suppliers, designed to help us mitigate agricultural risk, optimize costs and quality and flexibly scale. At our eight state-of-the-art wineries, we are able to directly control the quality of the wine we produce.

To complement this scaled platform, we own 22 distinct Estate vineyards spanning 843 acres. Some of our most prestigious wines are created from Estate grapes grown in these vineyards under our own viticultural heritage utilizing sustainable winegrowing and employing responsible land and water stewardship practices.

This diversified sourcing model provides many benefits:

•	Luxury credentials. Estate grapes are used primarily in our DTC-only wines to give a sense of place to our iconic winery brand heritage and showcase our award-winning winemaking capabilities.

•

Reliability of supply. We have a long history of creating a portfolio of wines year after year, at scale, that consistently meet the highest standards of quality. Given our industry’s exposure to climate change risks and extreme weather events, we regularly evaluate impacts of climate change on our business and plan to disclose any such impacts to provide transparency with respect to our efforts to effectively manage the risks and opportunities presented by climate change. We are committed to continuing to take measures to achieve climate resiliency and to expand our agile supply chain with highly diversified grape sourcing to help ensure we mitigate the impact of climate change and unforeseen natural events.

•

Rapid scalability. Contracted supply from our trusted grape grower and bulk wine supplier network enables us to react to market trends and grow luxury winery brands, like Decoy, quickly while maintaining quality excellence.

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Cost management. Our scale provides us with operating leverage, and we believe our strategy both to Estate-grow and contract our grape supply provides us with increased visibility into our cost structure and makes us less susceptible to market volatility.

Our diversified and scalable production model enables us to efficiently adapt to changing consumer demand, drive toward our environmental sustainability goals and rapidly bring to market diversified case lot sizes.

Exceptional leadership team.    We have an exceptional, culture-driven leadership team at the helm of The Duckhorn Portfolio. The highly tenured executive team has approximately 100 years of cumulative experience with Duckhorn and is led by Alex Ryan, who began his work with luxury wine at Duckhorn nearly 33 years ago. The executive leadership team is made up of six strategic and functionally focused professionals dedicated to the success and growth of The Duckhorn Portfolio. Since 2010, this leadership team has grown net sales by approximately 500%, successfully managing the business through multiple economic cycles, challenging environmental externalities and the integration of two acquisitions. Supporting this leadership team is a deep bench of highly talented managers, many of whom have a long history at the Company and with our winery brands. Throughout our history, we believe we have been able to attract the highest caliber employees in the winemaking industry because of our reputation, prioritization of sustainability and corporate responsibility, holistic focus on our team members and commitment to developing, empowering, supporting and promoting our employees, which is a core element of our leadership.

Our strategy for continuous growth

Our entire organization is growth-oriented. From product innovation and category expansion to expanding points of distribution, every department plays a role in the growth of The Duckhorn Portfolio. We have a long, successful track record of enhancing our growth initiatives and delivering on our commitment to excellence in luxury winemaking.

Our growth plan relies on core competencies demonstrated by our organization throughout our history. We expect to deliver meaningful increases in stockholder value by continuing to execute the following strategies:

Leverage our sales and marketing strength to gain market share in a consolidating marketplace.

We believe our comprehensive sales and marketing plan will continue to increase awareness across our luxury wine portfolio, reinforce the strength of our winery brands and expand our market share.

Our commitment to excellence has resulted in a track record of industry awards, and we believe these recognitions provide our entire luxury wine portfolio with a halo of prestige. The success of our business relies on our ability to maintain the prestige of our portfolio, and we expect to continue to be honored with critical acclaim and 90+ point wine scores, which we believe will drive consumer engagement and further solidify the reputation of our entire luxury wine portfolio.

We believe leveraging our sales and marketing strength will increase brand awareness and grow sales for our winery brands to existing consumers and a new generation of consumers. This plan is made possible by our omni-channel sales platform, which enables us to grow, both through volume increases and through periodic price increases, particularly on our higher-end, smaller lot DTC wines.

We also plan to continue to invest in our wholesale channel sales force to expand our network of distributor and account advocates and grow our retail presence. We expect this differentiated platform advantage will continue to increase our brand awareness and presence in the fragmented luxury wine segment.

Establishing and maintaining the awareness of The Duckhorn Portfolio as a premier luxury winemaker is paramount to our growth and success, and we believe our sales and marketing strength will reinforce this and enable us to gain market share in a consolidating marketplace. Additionally, we are steadfast in our desire to be an industry leader in ESG practices, as we have long believed that investing in sustainable business practices positively correlates with our business success in the luxury wine market.

Insightful and targeted portfolio evolution.

We maintain close connectivity to luxury wine consumers through our omni-channel sales model, which coupled with our high-quality, flexible production assets, allows us to thoughtfully tailor our portfolio to meet consumers’ needs. One of our most successful growth initiatives has been the long-term development and evolution of Decoy, which began with a single offering and now includes 12 different labels across our Decoy and Decoy Limited offerings. We expect to further enhance Decoy as a luxury winery brand and we see great potential for further extensions, as evidenced by some of the following recent innovations. During 2020, we successfully launched four new Decoy labels, each of which received strong consumer reception. Three of these labels are in our new upmarket tier, Decoy Limited, which consists of Napa Valley Cabernet Sauvignon, Napa Valley Red Blend and Sonoma Coast Pinot Noir. In addition, we inaugurated a new category offering, Decoy Brut Cuvée Sparkling. We also launched a line of premium Decoy-branded wine-based seltzers in February 2021, which we believe will have broad appeal to current Decoy wine drinkers and capture an incremental drinking occasion in this dynamic category. We expect to launch other Decoy extensions in the future and intend to continue evolving and strategically broadening The Duckhorn Portfolio to drive future growth.

Our curated and comprehensive portfolio and historical growth result from long-term dedication to continuous evolution and alignment with the luxury wine consumer. As we continue to scale, we believe our growth mindset, coupled with our differentiated production and distribution platform, will enable us to continue to adapt and remain at the forefront of our industry.

Expand and accelerate wholesale channel distribution.

We see an opportunity to continue to expand our retail accounts and increase cases sold per retail account, most prominently by leveraging the strength of our powerhouse Decoy brand. In Fiscal 2020, we increased the number of our accounts by 10% to greater than 47,000. Over the same period, our domestic case sales per account increased by 10% and our number of distribution points increased by approximately 13%. With over 500,000 total licensed retail accounts in the United States, according to Nielsen, there remains ample opportunity to continue broadening distribution of the wines in our portfolio as well as to increase the volume of wine sold to existing accounts. While the wholesale channel has experienced significant distributor consolidation and increased competition in recent years, we believe our long-standing existing commercial relationships coupled with exceptional portfolio strength, built over the last four decades, position us to capture this distribution growth opportunity and accelerate sales to existing distributors and retail accounts in California.

Continue to invest in DTC capabilities.

We plan to continue to invest in our DTC channel, which currently comprises approximately 20% of sales and features seven tasting rooms, and had over 55,000 active wine club members who purchased wine in Fiscal 2020. This robust channel provides an important means for us to engage with consumers, create brand evangelists and drive adoption across our portfolio. This channel also favorably impacts margins, as wines sold through our DTC programs are often more exclusive, higher-priced wines. Over 3,000 new members have signed up for our DTC offerings in Fiscal 2020, which we believe is a meaningful testament to our wines and their appeal to American luxury wine consumers. Our DTC channel will continue to play a critical role in authenticating our luxury credentials with consumers, and we believe our scaled presence and expertise in the channel separates us from our competitors.

Evaluate strategic acquisitions opportunistically.

As part of our ongoing growth strategy, we strategically evaluate acquisition opportunities. While our growth and success are not contingent upon future acquisitions, we believe our leadership and operational teams have the capabilities and experience to execute and integrate acquisitions to create stockholder value. We continually track and evaluate acquisition opportunities that could create strategic advantages for our business.

This approach has led to the successful acquisition of two winery brands over the past three years: Kosta Browne and Calera. Both brands offer highly acclaimed wines with deeply connected consumer followings. In addition to complementing our portfolio, both acquisitions had unique strategic rationale: Kosta Browne expanded our DTC capabilities and Calera further diversified our supply chain and production resilience by broadening our grape-sourcing relationships within the Central Coast of California. These renowned wineries have continued to thrive and grow in prominence under our stewardship.

Our total outstanding long-term indebtedness was $366.7 million as of January 31, 2021. As of February 28, 2021, our total outstanding long-term indebtedness was $455.7 million, which includes $100.0 million that we borrowed on the Revolver Facility to fund the dividend of $100.0 million that we paid to our existing stockholders on February 24, 2021. We intend to use the net proceeds we receive from this offering to repay $181.0 million of outstanding indebtedness under our Revolver Facility, including $100.0 million that we borrowed to fund the dividend referenced above. See “Use of proceeds.” However, our ability to execute the foregoing growth strategies depends on our ability to maintain sufficient cash flows while continuing to service our remaining indebtedness.

Summary risk factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus, and, in particular, you should evaluate the specific factors set forth under “Risk factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	The success of our business depends heavily on the strength of our winery brands.

•	Our advertising and promotional investments may affect our financial results but not be effective.

•	We face significant competition with an increasing number of products and market participants that could materially and adversely affect our business, results of operations and financial results.

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Consolidation of the distributors of our wines, as well as the consolidation of retailers, may increase competition in an already crowded space and may have a material adverse effect on our business, results of operations and financial results.

•

A reduction in consumer demand for wine, which may result from a variety of factors, including demographic shifts and decreases in discretionary spending, could materially and adversely affect our business, results of operations and financial results.

•

Natural disasters, including fires, floods and earthquakes, some of which may be exacerbated by climate change, could destroy, damage or limit access to our wineries and vineyards, and the locations at which we store our inventory, which could materially and adversely affect our business, results of operations and financial results.

•

A failure to adequately prepare for adverse events that could cause disruption to elements of our business, including harvesting our grapes, blending, inventory aging or distribution of our wines could materially and adversely affect our business, results of operations and financial results.

•

Inclement weather, drought, pests, plant diseases and other factors could reduce the amount or quality of the grapes available to produce our wines, which could materially and adversely affect our business, results of operations and financial results.

•

The COVID-19 pandemic has affected our customers, our suppliers and our business operations, and the duration and extent to which this and any future global health pandemics will impact our future business, results of operations and financial results remains uncertain.

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Due to the three-tier alcohol beverage distribution system in the United States, we are heavily reliant on our distributors and government agencies that resell alcoholic beverages in all states with the exception of California, where we self-distribute our wines. A significant reduction in distributor demand for our wines would materially and adversely affect our sales and profitability.

•

The consumer reception of the launch and expansion of our wine offerings is inherently uncertain. New labels may present new and unknown risks and challenges in production and marketing that we may fail to manage optimally and could have a materially adverse effect on our business, results of operations and financial results.

•

Our marketing strategy involves continued expansion into the DTC channel, which may present risks and challenges that we have not yet experienced or contemplated, or for which we are not adequately prepared. These risks and challenges could negatively affect our sales in these channels and our profitability.

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If we are unable to obtain adequate supplies of premium grapes and bulk wine from third-party grape growers and bulk wine suppliers, the quantity or quality of our annual production of wine could be adversely affected, causing a negative impact on our business, results of operations and financial condition.

•

As a producer of alcoholic beverages, we are regularly the subject of regulatory reviews, proceedings and audits by governmental entities, any of which could result in an adverse ruling or conclusion, and which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

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We have incurred substantial indebtedness and we may not generate sufficient cash flow from operations to meet our debt service requirements, continue our operations and pursue our growth strategy and we may be unable to raise capital when needed or on acceptable terms.

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TSG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include, among others:

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the requirement to present only two years of audited financial statements and only two years of related “Management’s discussion and analysis of financial condition and results of operations” in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements; and

•

exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues as of the end of our fiscal year, we have more than $700.0 million in market value of our common stock held by non-affiliates as of the end of our second fiscal quarter or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some or all of these reduced disclosure obligations.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. Our consolidated financial statements may, therefore, not be comparable to those of other public companies that comply with such new or revised accounting standards.

Our sponsor

TSG is a leading private equity firm focused exclusively on the branded consumer sector. Since its founding in 1987, TSG has been an active investor in the food, beverage, restaurant, fitness, beauty, personal care, household, apparel & accessories and e-commerce sectors. Representative past and present partner companies include Planet Fitness, IT Cosmetics, REVOLVE, BrewDog, Canyon Bicycles, Dutch Bros, Pabst, Backcountry, Power Stop, vitaminwater, thinkThin, popchips, Stumptown, Smashbox Cosmetics and e.l.f. Cosmetics.

Following the completion of this offering, investment funds affiliated with TSG will own approximately 77.7% of our common stock, or 75.1% if the underwriters exercise in full their option to purchase additional shares of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange, and TSG will continue to have significant influence over us and decisions made by stockholders and may have interests that differ from yours. See “Risk factors—Risks related to our common stock and this offering—TSG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.”

Corporate information

The Duckhorn Portfolio, Inc. was incorporated in Delaware in September 2016. Our principal executive offices are located at 1201 Dowdell Lane, St. Helena, California 94574, and our telephone number is (707) 302-2658. Our website is duckhorn.com. The information on, or that can be accessed through, this website and the other Internet websites that we present in this prospectus is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock.

We own or have rights to trademarks, trade names and service marks that we use in connection with the operation of our business, including Duckhorn Vineyards, Decoy, Goldeneye, Paraduxx, Migration, Canvasback, Calera, Kosta Browne and various other marks. Solely for convenience, the trademarks, trade names and service marks referred to in this prospectus are listed without the ®, SM and TM symbols. We will assert our rights to our trademarks, trade names and service marks to the fullest extent under applicable law.

The offering

Common stock offered by us	13,333,333 shares.

Common stock offered by the selling stockholder	6,666,667 shares.

Underwriters’ option to purchase additional shares of common stock from the selling stockholder	3,000,000 shares.

Common stock to be outstanding after this offering	115,046,793 shares.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $181.0 million at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by the selling stockholder.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our common stock. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We also intend to use the net proceeds we receive from this offering to repay $181.0 million of outstanding indebtedness under our Revolver Facility, including $100.0 million that we borrowed to fund the dividend of $100.0 million that we paid to our existing stockholders on February 24, 2021. See “Use of proceeds.”

Controlled company	Following this offering we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. See “Management—Board composition and director independence.”

Dividend policy	We do not currently intend to pay dividends on our common stock. Any future determination to pay dividends to holders of common stock will be at the sole discretion of our board of directors and will depend upon many factors, including general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us and any other factors that our board of directors may deem relevant. See “Dividend policy.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NYSE symbol	“NAPA”

Unless otherwise indicated, the number of common stock to be outstanding after this offering is based on 101,713,460 shares of common stock outstanding as of January 31, 2021 and excludes the following:

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1,664,533 shares of common stock underlying stock options and/or restricted stock units that we expect to grant to certain employees and non-employee directors in connection with the consummation of this offering pursuant to the 2021 Equity Plan;

•	14,003,560 shares of common stock reserved for future issuance under the 2021 Equity Plan; and

•	1,250,509 shares of common stock authorized for sale under the 2021 ESPP, which will become effective prior to the completion of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 1,017,134.6-for-1 forward stock split of our common stock effected on March 9, 2021;

•	the redemption of all vested and unvested Class M units held by our named executive officers by Mallard Holdco, LLC in exchange for shares of our common stock held by Mallard Holdco, LLC;

•	the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•	no exercise of the underwriters’ option to purchase additional common stock from the selling stockholder identified in this prospectus.

Summary consolidated financial and other data

The following summary consolidated statements of operations data for the fiscal years ended July 31, 2019 and 2020 and the consolidated statement of financial position data as of July 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the six months ended January 31, 2020 and 2021 and the consolidated statement of financial position data as of January 31, 2021 from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial data set forth below have been prepared on the same basis as our audited consolidated financial statements, and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future and our interim results for the six months ended January 31, 2021 are not necessarily indicative of results to be expected for the year ended July 31, 2021, or any other period.

The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes. The tables presented should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated statements of operations data:

	Fiscal year ended July 31,		Six months ended January 31,
(in thousands, except share and per share data)	2019	2020	2020	2021
Net sales	$241,207	$270,648	$149,697	$175,295
Cost of sales	128,204	133,766	75,080	89,263

Gross profit	113,003	136,882	74,617	86,032
Selling, general, and administrative expenses	65,741	65,908	36,547	34,276
Impairment loss	—	11,830	—	—
Casualty gain, net	(8,606)	(4,047)	(4,023)	(6,215)

Income from operations	55,868	63,191	42,093	57,971
Interest expense	20,937	17,924	9,684	7,192
Other expense (income), net	4,988	2,457	524	(2,814)

Total other expenses	25,925	20,381	10,208	4,378

Income before income taxes	29,943	42,810	31,885	53,593

Income tax expense	7,842	10,432	8,399	14,071

Net Income	22,101	32,378	23,486	39,522

Less: Net (income) loss attributable to non-controlling interest	(4)	(1)	(5)	4

Net income attributable to The Duckhorn Portfolio, Inc.	$22,097	$32,377	$23,481	$39,526

Net Income per share of common stock attributable to common stockholders:
Basic	$0.22	$0.32	$0.23	$0.39
Diluted	$0.22	$0.32	$0.23	$0.39

Weighted average shares of common stock outstanding:
Basic	101,713,460	101,713,460	101,713,460	101,713,460
Diluted	101,713,460	101,713,460	101,713,460	101,713,460

Unaudited pro forma earnings per share

(Amounts in thousands, except share and per share amounts)	Year ended July 31, 2020	Six months ended January 31, 2021
Basic and diluted
Numerator:
Net income attributable to common shareholders	$32,377	$39,526
Pro forma adjustments(1)(2)	(3,351)	739

Pro forma net income attributable to common shareholders	$29,026	$40,265

Denominator:
Shares outstanding after giving effect to this offering	101,713,460	101,713,460
Shares sold in this offering used to repay Revolver Facility	5,398,219	5,398,219
Shares sold in this offering, as their proceeds were required to pay the distribution in excess of current year earnings	3,439,067	3,439,067

Total pro forma weighted average shares of common stock outstanding basic and diluted	110,550,746	110,550,746
Pro forma earnings per share basic and diluted	$0.26	$0.36

(1)	Reflects additional compensation expense of $7.1 million and $0.8 million related to the accelerated vesting of restricted stock for the year ended July 31, 2020 and six months ended January 31, 2021 respectively, assuming the offering occurred on August 1, 2019. The corresponding impact was a decrease in income tax expense of $1.7 million and $0.2 million using an estimated blended statutory income tax rate of 24.4% for the year ended July 31, 2020 and 26.3% for the six months ended January 31, 2021.
(2)	Reflects the net decrease to interest expense of $2.7 million and $1.8 million resulting from the use of $81.0 million in proceeds from this offering to reflect a partial repayment of the outstanding Revolver Facility for the year ended July 31, 2020 and the six months ended January 31, 2021. Pro forma interest expense was calculated using the effective interest method with a weighted average interest rate of 3.871%, assuming the repayment occurred on August 1, 2019. The corresponding impact was an increase in income tax expense of $0.7 million and $0.5 million using an estimated blended statutory income tax rate of 24.4% for the year ended July 31, 2020 and 26.3% for the six months ended January 31, 2021.

Consolidated balance sheet data:

	As of January 31, 2021

(in thousands)	Actual	Pro forma as adjusted(1)
Cash	$9,274	$9,274
Working capital(2)	261,471	261,471
Total assets	1,195,061	1,195,061
Long-term debt, including current maturities(3)	366,680	285,707
Total liabilities	500,359	319,386
Total equity	694,702	775,675

(1)	Pro forma as adjusted gives effect to (1) the drawdown of $100.0 million on the Revolver Facility; (2) the payment of a $100.0 million dividend to our existing stockholders on February 24, 2021; (3) the issuance of shares of common stock by us in this offering and the receipt of approximately $181.0 million in net proceeds from the sale of such shares, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; (4) the filing and effectiveness of our amended and restated certificate of incorporation; and (5) the repayment of $181.0 million of outstanding indebtedness under our Revolver Facility.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per common share, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the net proceeds to us from this offering by $12.5 million, assuming the number of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses offering payable by us. Similarly, an increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $14.0 million, assuming the assumed initial public offering price of $15.00 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Working capital is defined as total current assets, including cash, minus total current liabilities.
(3)	As of February 28, 2021, our total outstanding long-term indebtedness was $455.7 million, which includes $100.0 million that we borrowed on the Revolver Facility to fund the dividend of $100.0 million that we paid to our existing stockholders on February 24, 2021.

Non-GAAP financial data:

	Fiscal year ended July 31,		Six months ended January 31,
(in thousands)	2019	2020	2020	2021
Adjusted EBITDA(1)	$98,357	$105,080	$56,013	$65,900

(1)	Wherever presented in this prospectus, we define adjusted EBITDA as net income before interest, taxes, depreciation and amortization, non-cash equity-based compensation expense, purchase accounting adjustments, casualty losses or gains, impairment losses, changes in the fair value of derivatives and certain other items which are not related to our core operating performance.

Adjusted EBITDA is a key performance measure we use in evaluating our operational results. We believe adjusted EBITDA is a helpful measure to provide investors an understanding of how we regularly monitor our core operating performance, as well as how we make operational and strategic decisions in allocating resources. We believe adjusted EBITDA also provides management and investors consistency and comparability with our past financial performance and facilitates period to period comparisons of operations, as it eliminates the effects of certain variations unrelated to our overall performance. Adjusted EBITDA has certain limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. In evaluating adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted EBITDA.

See “Selected consolidated financial and other data—Non-GAAP financial measures” for an explanation of how we calculate adjusted EBITDA and for reconciliation to the most directly comparable financial measure stated in accordance with U.S. GAAP.

Risk factors

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock. Please also see “Cautionary note regarding forward-looking statements.”

Risks related to our competitive position and winery brands

The success of our business depends heavily on the strength of our winery brands.

Maintaining and expanding our reputation as a premier producer of luxury wine among our customers and the luxury wine market generally is critical to the success of our business and our growth strategy. The luxury wine market is driven by a relatively small number of active and well-regarded wine critics within the industry who have outsized influence over the perceived quality and value of wines. We have consistently produced critically acclaimed, award-winning wines across multiple winery brands in our portfolio, including Duckhorn Vineyards, Decoy, Kosta Browne, Goldeneye, Paraduxx, Calera, Migration, Canvasback, Greenwing and Postmark. However, if we are unable to maintain the actual or perceived quality of our wines, including as a result of contamination or tampering, environmental or other factors impacting the quality of our grapes or other raw materials, or if our wines otherwise do not meet the subjective expectations or tastes of one or more of a relatively small number of wine critics, the actual or perceived quality and value of one or more of our wines could be harmed, which could negatively impact not only the value of that wine, but also the value of the vintage, the particular brand or our broader portfolio. The winemaking process is a long and labor-intensive process that is built around yearly vintages, which means that once a vintage has been released we are not able to make further adjustments to satisfy wine critics or consumers. As a result, we are dependent on our winemakers and tasting panels to ensure that every wine we release meets our exacting quality standards.

With the advent of social media, word within the luxury wine market spreads quickly, which can accentuate both the positive and the negative reviews of our wines and of wine vintages generally. Public perception of our brands could be negatively affected by adverse publicity or negative commentary on social media outlets, particularly negative commentary on social media outlets that goes “viral,” or our responses relating to, among other things:

•	an actual or perceived failure to maintain high-quality, safety, ethical, social and environmental standards for all of our operations and activities;

•	an actual or perceived failure to address concerns relating to the quality, safety or integrity of our wines and the hospitality we offer to our guests at our tasting rooms;

•	our environmental impact, including our use of agricultural materials, packaging, water and energy use, and waste management; or

•	an actual or perceived failure by us to promote the responsible consumption of alcohol.

If we do not produce wines that are well-regarded by the relatively small wine critic community, the luxury wine market will quickly become aware and our reputation, winery brands, business and financial results of operation could be materially and adversely affected. In addition, if certain vintages receive negative publicity or consumer reaction, whether as a result of our wines or wines of other producers, our wines in the same vintage could be adversely affected. Unfavorable publicity, whether accurate or not, related to our industry, us, our winery brands, marketing, personnel, operations, business performance or prospects could also unfavorably affect our corporate reputation, stock price, ability to attract high-quality talent or the performance of our business.

Any contamination or other quality control issue could have an adverse effect on sales of the impacted wine or our broader portfolio of winery brands. If any of our wines become unsafe or unfit for consumption, cause injury or are otherwise improperly packaged or labeled, we may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread recall, multiple recalls, or a significant product liability judgment against us could cause our wines to be unavailable for a period of time, depressing demand and our brand equity. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect our reputation with existing and potential customers and accounts, as well as our corporate and individual winery brands image in such a way that current and future sales could be diminished. In addition, should a competitor experience a recall or contamination event, we could face decreased consumer confidence by association as a producer of similar products.

Additionally, third parties may sell wines or inferior brands that imitate our winery brands or that are counterfeit versions of our labels, and customers could be duped into thinking that these imitation labels are our authentic wines. For example, from time to time we have been notified of instances of potential counterfeiting related to a small amount of wine in foreign jurisdictions. A negative consumer experience with such a wine could cause them to refrain from purchasing our brands in the future and damage our brand integrity. Any failure to maintain the actual or perceived quality of our wines could materially and adversely affect our business, results of operations and financial results.

Damage to our reputation or loss of consumer confidence in our wines for any of these or other reasons could result in decreased demand for our wines and could have a material adverse effect on our business, operational results and financial results, as well as require additional resources to rebuild our reputation, competitive position and winery brand strength.

Our advertising and promotional investments may affect our financial results but not be effective.

We have incurred, and expect to continue to incur, significant advertising and promotional expenditures to enhance our winery brands and raise consumer awareness in both existing and emerging categories. For example, we expect to incur new advertising and promotional expenses related to the launch of our premium Decoy-branded line of wine-based seltzers. These expenditures may adversely affect our results of operations in a particular quarter or even a full fiscal year, and may not result in increased sales. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in our quarterly results of operations. While we strive to invest only in effective advertising and promotional activities in both the digital and traditional segments, it is difficult to correlate such investments with sales results, and there is no guarantee that our expenditures will be effective in building brand strength or growing long term sales.

We face significant competition with an increasing number of products and market participants that could materially and adversely affect our business, results of operations and financial results.

Our industry is intensely competitive and highly fragmented. Our wines compete in the ultra-luxury and luxury tiers within the wine industry and with many other domestic and foreign wines. Our wines also compete with popularly priced generic wines and with other alcoholic and, to a lesser degree, non-alcoholic beverages, for drinker acceptance and loyalty, shelf space and prominence in retail stores, presence and prominence on restaurant wine lists and for marketing focus by the Company’s independent distributors, many of which carry extensive portfolios of wines and other alcoholic beverages. This competition is driven by established companies as well as new entrants in our markets and categories. In the United States, wine sales are relatively concentrated among a limited number of large suppliers, including E&J Gallo, Constellation, Trinchero, Jackson Family Wines, Ste. Michelle and The Wine Group, and these and our other competitors may have more robust financial, technical, marketing and distribution networks and public relations resources than we have. As a result of this intense competition, combined with our growth goals, we have experienced and may continue to face upward pressure on our selling, marketing and promotional efforts and expenses. There can be no assurance that in the future we will be able to successfully compete with our competitors or that we will not face greater competition from other wineries and beverage manufacturers.

If we are unable to successfully compete with existing or new market participants, or if we do not effectively respond to competitive pressures, we could experience reductions in market share and margins that could have a material and adverse effect on our business, results of operations and financial results.

Consolidation of the distributors of our wines, as well as the consolidation of retailers, may increase competition in an already crowded space and may have a material adverse effect on our business, results of operations and financial results.

Other than sales made directly to retail accounts in California or directly to our consumers through our DTC channel, the majority of our wine sales are made through independent distributors for resale to retail outlets, restaurants, hotels and private clubs across the United States and in some overseas markets. Sales to distributors are expected to continue to represent a substantial portion of our future net sales. Consolidation among wine producers, distributors, wholesalers, suppliers and retailers could create a more challenging competitive landscape for our wines. In addition, the increased growth and popularity of the retail e-commerce environment across the consumer product goods market, which has accelerated during the COVID-19 pandemic and the resulting quarantines, “stay at home” orders, travel restrictions, retail store closures, social distancing requirements and other government action, is highly likely to change the competitive landscape for our wines. Consolidation at any level could hinder the distribution and sale of our wines as a result of reduced attention and resources allocated to our winery brands both during and after transition periods, because our winery brands might represent a smaller portion of the new business portfolio. Furthermore, consolidation of distributors may lead to the erosion of margins as newly consolidated distributors take down prices or demand more margin from existing suppliers. Changes in distributors’ strategies, including a reduction in the number of brands they carry or the allocation of resources for our competitors’ brands or private label products, may adversely affect our growth, business, financial results and market share. Distributors of our wines offer products that compete directly with our wines for inventory and retail shelf space, promotional and marketing support and consumer purchases. Expansion into new product categories by other suppliers or innovation by new entrants into the market could increase competition in our product categories.

An increasingly large percentage of our net sales is concentrated within a small number of wholesale customers. Our five largest customers represented approximately 43% of total net sales in Fiscal 2020. Additionally, a substantial portion of our wholesale sales channel is commanded by large retailers. The purchasing power of these companies is significant, and they have the ability to command concessions. There can be no assurance that the distributors and retailers we use will continue to purchase our wines or provide our wines with adequate levels of promotional and merchandising support. The loss of one or more major accounts or the need to make significant concessions to retain one or more such accounts could have a material and adverse effect on our business, results of operations and financial position.

A reduction in consumer demand for wine, which may result from a variety of factors, including demographic shifts and decreases in discretionary spending, could materially and adversely affect our business, results of operations and financial results.

We rely on consumers’ demand for our wine. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, changes in discretionary income, public health policies and perceptions and changes in leisure, dining and beverage consumption patterns. Our continued success will require us to anticipate and respond effectively to shifts in consumer behavior and drinking tastes. If consumer preferences were to move away from our luxury winery brands or labels, our results of operations would be materially and adversely affected.

While over the past several years there has been a modest increase in consumption of wine in the U.S. market, a limited or general decline in consumer demand could occur in the future due to a variety of factors, including:

•	a general decline in economic or geopolitical conditions;

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a general decline in the consumption of alcoholic beverage products in on-premise establishments, such as those that may result from smoking bans and stricter laws relating to driving while under the influence of alcohol and changes in public health policies, including those implemented to address the COVID-19 pandemic;

•	a generational or demographic shift in consumer preferences away from wines to other alcoholic beverages;

•	increased activity of anti-alcohol groups;

•	concern about the health consequences of consuming alcoholic beverage products;

•	increased federal, state, provincial, and foreign excise, or other taxes on beverage alcohol products and increased restrictions on beverage alcohol advertising and marketing; and

•	consumer dietary preferences favoring lower-calorie beverages, such as hard seltzer as well as diet soft drinks, sports drinks and water products.

Our portfolio includes a range of luxury and ultra-luxury wines, and demand for these winery brands may be particularly susceptible to changing economic conditions and consumer tastes, preferences and spending habits, which may reduce our sales of these products and adversely affect our profitability. Many of these consumers are from the Generation X and Baby Boomer generations, and we have not yet seen similar adoption by the Millennial generation. An unanticipated decline or change in consumer demand or preference could also materially impact our ability to forecast for future production requirements, which could, in turn, impair our ability to effectively adapt to changing consumer preferences. Any reduction in the demand for our wines would materially and adversely affect our business, results of operations and financial results.

The consumer reception of the launch and expansion of our product offerings is inherently uncertain. New producers may present new and unknown risks and challenges in production and marketing that we may fail to manage optimally and could have a materially adverse effect on our business, results of operations and financial results.

New product development and innovation is core to our marketing strategy, and a significant portion of our net sales are derived from labels developed within the last five years. To continue our growth and compete with new and existing competitors, we may need to innovate and develop a robust pipeline of new wines. The launch and continued success of a new wine is inherently uncertain, particularly with respect to consumer appeal and market share capture. An unsuccessful launch may impact consumer perception of our existing winery brands and reputation, which are critical to our ongoing success and growth. Unsuccessful implementation or short-lived success of new wines may result in write-offs or other associated costs which may materially and adversely affect our business, results of operations and financial results. In addition, the launch of new product offerings may result in cannibalization of sales of existing products in our portfolio.

Due to the three-tier alcohol beverage distribution system in the United States, we are heavily reliant on our distributors and government agencies that resell alcoholic beverages in all states except California, where we self-distribute our wines. A significant reduction in distributor demand for our wines would materially and adversely affect our sales and profitability.

Due to regulatory requirements in the United States, we sell a significant portion of our wines to wholesalers for resale to retail accounts, and in some states, directly to government agencies for resale. In California we sell directly to retail accounts rather than via a wholesaler, which we refer to as direct to the trade. Additionally, a small percentage of our wines are sold directly to accounts outside of California, including cruise ships, airlines and duty-free shops. Decreased demand for our wines in any of our sales channels would negatively affect our sales and profitability materially. A change in the relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate or otherwise cease working with a distributor for poor performance without reasonable justification, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. In addition, an expansion of the laws and regulations limiting the sale of our wine would materially and adversely affect our business, results of operations and financial results. There can be no assurance that the distributors and accounts to which we sell our wines will continue to purchase our wines or provide our wines with adequate levels of promotional support, which could increase competitive pressure to increase sales and market spending and could materially and adversely affect our business, results of operations and financial results.

Our marketing strategy involves continued expansion into the DTC channel, which may present risks and challenges that we have not yet experienced or contemplated, or for which we are not adequately prepared. These risks and challenges could negatively affect our sales in these channels and our profitability.

The marketplace in which we operate is highly competitive and in recent years has seen the entrance of new competitors and products targeting similar customer groups as our business. To stay competitive and forge new connections with customers, we are continuing investment in the expansion of our DTC channel.

Expanding our DTC channel may require significant investment in tasting room development, e-commerce platforms, marketing, fulfillment, information technology (“IT”) infrastructure and other known and unknown costs. The success of our DTC channel depends on our ability to maintain the efficient and uninterrupted operation of online order-processing and fulfillment and delivery operations. As such, we are heavily dependent on the performance of our shipping and technology partners. Any system interruptions or delays could prevent potential customers from purchasing our wines directly.

Our ability to ship wines directly to our customers is the result of court rulings, including the U.S. Supreme Court ruling in Granholm v. Heald, which allow, in certain circumstances, shipments to customers of wines from out-of-state wineries. Any changes to the judicial, legal or regulatory framework applicable to our DTC business that reduce our ability to sell wines in most states in the DTC channel could have a materially adverse effect on our business, results of operations and financial results.

We may be unable to adequately adapt to shifts in consumer preferences for points of purchase, such as an increase in at-home delivery during the COVID-19 pandemic, and our competitors may react more rapidly or with improved customer experiences. A failure to react quickly to these and other changes in consumer preferences, or to create infrastructure to support new or expanding sales channels may materially and adversely affect our business, results of operations and financial results.

A decrease in wine score ratings by important rating organizations could have a negative impact on our ability to create demand for and sell our wines. Sustained negative scores could reduce the prominence of our winery brands and carry negative association across our portfolio which could materially and adversely affect our sales and profitability.

Our winery brands and individual labels are issued ratings or scores by wine rating organizations, and higher scores often drive greater demand and, in some cases, higher pricing. Many of our winery brands and labels have consistently ranked among the top U.S. luxury wine brands and have generally received positive reviews across multiple appellations, varietals, varieties, styles and price points from many of the industry’s top critics and publications. These positive third-party reviews have been important to maintaining and expanding our reputation as a luxury wine producer. However, we have no control over ratings issued by third parties or the methodology they use to evaluate our wines, which may not continue to be favorable to us in the future. If our new or existing winery brands or labels are assigned significantly lower ratings, if our winery brands or labels consistently receive lower ratings over an extended period of time or if any of our competitors’ new or existing brands are assigned comparatively higher ratings, our customers’ perception of our winery brands and our labels and demand for our wines could be negatively impacted, which could materially and adversely affect our sales and profitability.

Risks related to our production of wine and the occurrence natural disasters

Natural disasters, including fires, floods and earthquakes, some of which may be exacerbated by climate change, could destroy, damage or limit access to our wineries and vineyards, and the locations at which we store our inventory, which could materially and adversely affect our business, results of operations and financial results.

In recent years, we have seen an increase in incidents of extreme temperatures and unusual weather patterns, as well as the increase in both the frequency and severity of natural disasters, including fires and floods. Severe weather events and earthquakes may cause disruptions to our supply chain, which may negatively impact our wines by causing disruption or damage to our wineries, inventory holdings, suppliers, transportation or sales channels.

A significant portion of our agricultural yield, wineries and tasting rooms, and our corporate headquarters, are located in a region of California that is prone to natural disasters such as wildfires, floods and earthquakes. Natural disasters may also interrupt critical infrastructure, such as electricity, which may be suspended for a prolonged period of time as a preventative or reactive measure to natural disasters. In recent years, we have experienced wildfires of varying duration and severity in Napa, Sonoma and the rest of California. At various times during these fires, operations at some or all of our properties were impacted. These fires also resulted in power outages and limited our access to and productivity at our facilities, which negatively impacted our production and operations. The grapes in our vineyards and the vineyards of the growers from which we are contracted to purchase are susceptible to potential smoke damage as a result of wildfires in the region, which, in some cases, can impact the quality of the grapes, making them unusable or decreasing their value in the production of our wine, as occurred as a result of the fires in 2020.

A significant portion of our net sales is derived from our DTC channel, which depends in part on guest visits to our tasting rooms. Natural disasters and severe weather, and negative press coverage of such incidents, have in the past and could in the future negatively impact the number of tourists visiting Northern California, which could, in turn, decrease visits to our tasting rooms. Any decrease in visits to our tasting rooms could negatively impact our DTC channel, which could have a materially adverse impact on our business, results of operations and financial results.

The location of some of our vineyards and wineries are in areas susceptible to flooding. In 2019, substantial flooding in the Russian River Valley caused damage to one of our facilities and tasting rooms and caused more substantial damage to other nearby wineries and vineyards. Additionally, in 2014, a 6.0 magnitude earthquake occurred within Napa County that caused significant damage to certain wineries and businesses in the area. While we have mitigation strategies in place to minimize the damage to our properties, remediate smoke taint present in some wine and mitigate other losses resulting from fires, floods and other natural disasters, we cannot be certain such strategies will be sufficient in the event of future fires, earthquakes or flooding, particularly if such events increase in severity, duration or geographic scope. Failure to adequately mitigate future climate risks or more extreme and adverse conditions at any of our properties or the properties of our suppliers could result in the partial or total loss of physical inventory, production facilities, tasting rooms or event spaces, which could have a materially adverse impact on our business, operations and financial results.

A failure to adequately prepare for adverse events that could cause disruption to elements of our business, including our grape harvesting, blending, inventory aging or distribution of our wines could materially and adversely affect our business, results of operations and financial results.

Disruptions to our operations caused by adverse weather, natural disasters, public health emergencies, including the COVID-19 pandemic, or unforeseen circumstances may cause delays to or interruptions in our operations. A consequence of any of these or supply or supply chain disruptions, including the temporary inability to produce our wines due to the closure of our production sites, could prevent us from meeting consumer demand in the near term or long term for our aged wines. For example, as result of the COVID-19 pandemic, our industry has experienced temporary supply chain disruptions for certain processed materials, such as sparkling wine cages and glass, as well as increased strain on logistics networks and shipping partners. The occurrence of any such disruptions during a peak time of demand for such processed materials could increase the magnitude of the effect on our distribution network and sales. Failure to adequately prepare for and address any such disruptions could materially and adversely affect our business, results of operations and financial results.

A catastrophic event causing physical damage, disruption or failure at any one of our major production facilities could adversely affect our business. As many of our wines require aging for some period of time, we maintain a substantial inventory of aged and maturing wines in warehouses at a number of different locations in California and Washington State. The loss of a substantial amount of aged inventory through fire, accident, earthquake, other natural or man-made disaster, contamination or otherwise could significantly reduce the supply of the affected wine or wines, including our aged wines, which are typically our highest priced and limited production wines.

Any disruptions that cause forced closure or evacuation could materially harm our business, results of operations and financial results. Additionally, should multiple closings occur, we may lose guest confidence resulting in a reduction in visitation to our tasting rooms and direct sales, which could materially and adversely affect our business, results of operations and financial results.

Inclement weather, drought, pests, plant diseases and other factors could reduce the amount or quality of the grapes available to produce our wines, which could materially and adversely affect our business, results of operations and financial results.

A shortage in the supply of quality grapes may result from the occurrence of any number of factors that determine the quality and quantity of grape supply, including adverse weather conditions (including heatwaves, frosts, drought and excessive rainfall), and various diseases, pests, fungi and viruses such as Red Blotch, Pierce’s Disease or the European Grapevine Moth. We cannot anticipate changes in weather patterns and conditions, and we cannot predict their impact on our operations if they were to occur. We also cannot guarantee that our efforts to prevent and control any pest and plant disease infestation will be successful, or that any such infestations will not have a material impact on the properties of any of our suppliers. Any shortage could cause an increase in the price of some or all of the grape varietals required for our wine production or a reduction in the amount of wine we are able to produce, which could materially and adversely affect our business, results of operations and financial results.

Factors that reduce the quantity of grapes we, or the growers with which we contract, grow may also reduce their quality. Deterioration in the quality of our wines could harm our winery brand strength, and a decrease in our production could reduce our sales and increase our expenses, both of which could materially and adversely affect our business, results of operations and financial results.

If we are unable to obtain adequate supplies of premium grapes and bulk wine from third-party grape growers and bulk wine suppliers, the quantity or quality of our annual production of wine could be adversely affected, causing a negative impact on our business, results of operations and financial condition.

The production of our luxury wines and the ability to fulfill the demand for our wines is restricted by the availability of premium grapes and bulk wines from third-party growers. On average, between 2015 and 2020, more than 10% of our grape inputs per year come from our own Estate vineyards and the remaining amount comes from third parties in the form of contracted grapes, contracted bulk wine, spot grapes and spot bulk wine.

As we continue to grow, we anticipate that a greater percentage of our production will rely on third-party suppliers as the yield from our Estate vineyards is likely to remain stable. If we are unable to source grapes and bulk wine of the requisite quality, varietal and geography, among other factors, our ability to produce wines to the standards, quantity and quality demanded by our customers could be impaired.

Factors including climate change, agricultural risks, competition for quality, water availability, land use, wildfires, floods, disease and pests could impact the quality and quantity of grapes and bulk wine available to our company. Furthermore, these potential disruptions in production may drive up demand for grapes and bulk wine creating higher input costs or the inability to purchase these materials. In recent years, we have observed significant volatility in the grape market. For example, in 2020, we contracted for approximately 12,000 tons of grapes at a cost of $26.5 million, compared to approximately 19,000 tons of grapes for a total cost of $51.1 million in 2019. However, we may experience upward price pressure in future harvest seasons due to factors including the general volatility in the grape and bulk wine markets, widespread insured and/or uninsured losses and overall stress on the agricultural portion of the supply chain. Furthermore, following the 2020 wildfires in Northern California, the price of bulk wine increased substantially in a very short period of time, leading to some wine producers reducing lot sizes of certain wines. Fortunately, we acted quickly and decisively as soon as the wildfires started and were able to purchase our bulk wine prior to meaningful price increases. However, we cannot be sure that we will be able to avoid similar price increases in the future. As a result, our financial results could be materially and adversely affected both in the year of the harvest and future periods.

If we are unable to identify and obtain adequate supplies of quality agricultural, raw and processed materials, including corks, glass bottles, barrels, winemaking additives and agents, water and other supplies, or if there is an increase in the cost of the commodities or products, our profitability, production and distribution capabilities could be negatively impacted, which would materially and adversely affect our business, results of operations and financial condition.

We use a large volume of grapes and other raw materials to produce and package our wine, including corks, barrels, winemaking additives and water, as well as large amounts of packaging materials, including metal, cork, glass and cardboard. We purchase raw materials and packaging materials under contracts of varying maturities from domestic and international suppliers.

Glass bottle costs are one of our largest packaging components of cost of goods sold. In North America, glass bottles have only a small number of producers. Currently, the majority of our glass containers are sourced from Mexico and a minority are sourced from China. An inability of any of our glass bottle suppliers to satisfy our requirements could materially and adversely affect our business. In addition, costs and programs related to mandatory recycling and recyclable materials deposits could be adopted in states of manufacture, imposing additional and unknown costs to manufacture products utilizing glass bottles. The amount of water available for use is important to the supply of our grapes and winemaking, other agricultural raw materials and our ability to operate our business. If climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality, which may affect our production costs, consistency of yields or impose capacity constraints. We depend on sufficient amounts of quality water for operation of our wineries, as well as to irrigate our vineyards and conduct our other operations. The suppliers of the grapes and other agricultural raw materials we purchase also depend upon sufficient supplies of quality water for their vineyards and fields. Prolonged or severe drought conditions in the western United States or restrictions imposed on our irrigation options by governmental authorities could have an adverse effect on our operations in the region. If water available to our operations or the operations of our suppliers becomes scarcer, restrictions are placed on our usage of water or the quality of that water deteriorates, we may incur increased production costs or face manufacturing constraints which could negatively affect our production. Even if quality water is widely available to us, water purification and waste treatment infrastructure limitations could increase our costs or constrain operation of our production facilities and vineyards. Any of these factors could materially and adversely affect our business, results of operations and financial results.

Our production facilities also use a significant amount of energy in their operations, including electricity, propane and natural gas. We have experienced increases in energy costs in the past, and energy costs could rise in the future, which would result in higher transportation, freight and other operating costs, such as ageing and bottling expenses. Our freight cost and the timely delivery of our wines could be adversely affected by a number of factors that could reduce the profitability of our operations, including driver shortages, higher fuel costs, weather conditions, traffic congestion, increased government regulation, and other matters. In addition, increased labor costs or insufficient labor supply could increase our production costs.

Our supply and the price of raw materials, packaging materials and energy and the cost of energy, freight and labor used in our productions and distribution activities could be affected by a number of factors beyond our control, including market demand, global geopolitical events (especially their impact on energy prices), economic factors affecting growth decisions, exchange rate fluctuations and inflation. To the extent any of these factors, including supply of goods and energy, affect the prices of ingredients or packaging, or we do not effectively or completely hedge changes in commodity price risks, or are unable to recoup costs through increases in the price of our finished wines, our business, results of operations and financial results could be materially and adversely affected.

Risks related to COVID-19

The COVID-19 pandemic has affected our customers, our suppliers and our business operations, and the duration and extent to which this and any future global health pandemics will impact our business, results of operations and financial results in future periods remains uncertain.

The COVID-19 pandemic is having widespread, rapidly evolving and unpredictable impacts on global society, economies, financial markets and business practices. Federal, state and foreign governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home requirements and closure of non-essential businesses. As an agricultural company that supplies supermarkets, our business is generally deemed essential under current applicable regulatory guidance. Our farming and winery operations have continued with minimal interruptions as a result of COVID-19, and we implemented new standard operating procedures, including the use of face coverings, social distancing and other workplace safety measures. To protect our employees and guests and comply with applicable regulatory guidance, we have temporarily reduced capacity for guest visits to our tasting rooms and implemented remote work protocols for roles for which in-person performance is not essential. Our ability to host guests in our unique tasting rooms to build winery brand loyalty and encourage future connections and purchases is a unique catalyst for our DTC channel, and any future closures or extended periods of reduced capacity may have an adverse impact on future sales. In addition, in April 2020 we implemented a temporary reduction of approximately 35 employees, predominantly from our hospitality team, during the period of COVID-19-related required closures and a permanent reduction of an additional approximately 35 employees. To the extent similar closures are implemented or persist in the future, we may be required to implement further workforce reductions. While we continue to closely monitor the situation and may adjust our current policies as more information and public health guidance become available, such precautionary measures, or any similar precautionary measures we are required or deem advisable to take in the future could negatively affect our business, results of operations and financial results. Our business may suffer should there be supply disruption due to restrictions on the ability of employees, the grape growers with whom we contract or our suppliers to travel and work, or if government or public health officials limit the travel of individuals impacting our ability to source materials domestically and across international borders. These events may impair our ability to make, bottle and ship our wines, our distributors’ ability to distribute our wines or our ability to grow or obtain the grapes needed to produce our wines. Our operations may become less efficient or otherwise be negatively impacted if critical employees are unable to work or if a significant percentage of the workforce is unable to work.

Beginning in March 2020, the U.S. and global economies have reacted negatively in response to worldwide concerns due to the economic impacts of the COVID-19 pandemic. While we have experienced a shift in the mix of our wines towards greater off-premise sales and lower on-premise sales, the COVID-19 pandemic has not generally resulted in a reduction in demand for our wines and other alcoholic beverages. In December 2020, certain jurisdictions, including California, implemented new stay-at-home orders and other required closures. Consumer purchasing behavior may be impacted by reduced consumption by those who may not be able to leave home or otherwise shop in a normal manner as a result of quarantines or other cancellations of public events and other opportunities to purchase our wines, from bar and restaurant closures, or from a reduction in consumer discretionary income due to reduced or limited work and layoffs. For example, the reduction in guests to our tasting rooms has directly and indirectly impacted our net sales. Because of the reduction of guests, we have seen a reduction in the number of new members of our wine clubs, as tasting rooms represent a significant source of our wine club’s growth. Economic disruption and unanticipated changes in consumer demand may also negatively impact our ability to adequately forecast demand for future years. Demand for our wines may decline in the future, especially in the event of a prolonged economic downturn as a result of the COVID-19 pandemic and any future unforeseen global health emergency. We have also seen a decline in demand for certain of our highest tier wines as a result of decreased business and leisure travel and spending and an increase in net sales through wholesale channel relative to our DTC channel, which has the effect of lowering average selling prices as a result of the use of distributor and retail sales discounts and promotions in our wholesale channel. If we cannot respond to and manage the impact of such events effectively, or if global economic conditions do not improve, or deteriorate further, our business, results of operations and financial results could be materially and adversely affected.

Risks related to our business

The impact of U.S. and worldwide economic trends and financial market conditions could materially and adversely affect our business, liquidity, financial condition and results of operations.

We are subject to risks associated with adverse economic conditions in the United States and globally, including economic slowdown, inflation, and the disruption, volatility and tightening of credit and capital markets. Unfavorable global or regional economic conditions could materially and adversely impact our business, liquidity, financial condition and results of operations. In general, positive conditions in the broader economy promote customer spending on wine, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on wine. Unemployment, tax increases, governmental spending cuts or a return of high levels of inflation could affect consumer spending patterns and purchases of our wines and other alcoholic beverage products. Reduced consumer discretionary spending and reduced consumer confidence could negatively affect the trend towards consuming luxury wines and could result in a reduction of wine and beverage alcohol consumption in the United States generally. In particular, extended periods of high unemployment, lower consumer discretionary spending and low consumer confidence could result in lower DTC sales than expected, lower wholesale sales of our ultra-luxury winery brands in favor of luxury winery brands which have a lower average sales price and generally have lower gross profit margins and lower overall sales, which could negatively impact our business and results of operations. These conditions could also create or worsen credit issues, cash flow issues, access to credit facilities and other financial hardships for us and our suppliers, distributors, accounts and consumers. An inability of our suppliers, distributors and retailers to access liquidity could impact our ability to produce and distribute our wines.

Our financial performance is subject to significant seasonality and variability.

Our sales and pricing are subject to seasonal fluctuations. Our net sales are typically highest in the first half of our fiscal year due to increased consumer demand leading up to and around major holidays. Net sales seasonality differs for wholesale and DTC channels, resulting in quarterly seasonality in our net sales that depends on the channel mix for that period. We typically experience a higher concentration of sales through our wholesale channel during our first and second fiscal quarters due to increased purchasing by distributors in anticipation of higher consumer demand during the holiday season, which has the effect of lowering average selling prices as a result of the shift in sales channel mix as well as the use of distributor and retail sales discounts and promotions in our wholesale channel. In Fiscal 2020, our net sales in the first, second, third and fourth fiscal quarters represented approximately 26.9%, 28.4%, 25.4% and 19.3%, respectively, of our total net sales for the year. In Fiscal 2019, our net sales in the first, second, third and fourth fiscal quarters represented approximately 26.7%, 27.5%, 26.1% and 19.7%, respectively, of our total net sales for the year. Due to the relative importance of the first and second fiscal quarters, slower than anticipated demand for our wines in those quarters could have a materially adverse effect on our annual fiscal results. A failure by us to adequately prepare for periods of increased demand, or any event that disrupts our distribution channels during the first half of each fiscal year, could have a material adverse effect on our business and results of operations.

In addition to the seasonality of demand for our wines, our financial performance is influenced by a number of factors which are difficult to predict and variable in nature. These include cost volatility for raw materials, production yields and inventory availability and the evolution of our sales channel mix, as well as external trends in weather patterns and discretionary consumer spending. A number of other factors which are difficult to predict could also affect the seasonality or variability of our financial performance. Therefore, you should not rely on the results of a single fiscal quarter as an indication of our annual results or future performance.

If we cannot retain our key employees and hire additional, highly qualified employees, we may not be able to successfully manage our business, maintain our reputation as an industry leader and execute our strategic objectives, which could materially and adversely affect our operating efficiency and financial condition.

We are highly dependent on the contributions of our senior management team, sales team, and other key employees, such as our winemakers, and certain key employees at our corporate headquarters, wineries, tasting rooms and vineyards. Our ability to deliver on strategic targets is dependent on our ability to recruit, retain and motivate key employees. Competition for such employees can be intense in the locations in which our facilities are located, and the inability to attract and retain qualified employees necessary to expand our activities may impact our ability to achieve our targets. The high cost of housing and other expenses in Napa and Sonoma Counties, and the other areas in which we have significant operations, can inhibit our ability to recruit top talent from outside the area.

We believe that the longevity and nimbleness of our management team has been a major factor in our success and growth. The loss of current key employees could result in the loss of business knowledge, negatively impact relationships with suppliers, distributors or customers or hurt company culture and morale. The inability to attract and retain talent could materially and adversely affect our operating efficiency and financial condition.

If we are unable to secure and protect our intellectual property in domestic and foreign markets, including trademarks for our winery brands, vineyards and wines, the value of our winery brands and intellectual property could decline, which could have a material and adverse effect on our business, results of operations and financial results.

Our future success depends significantly on our ability to protect our current and future winery brands and wines and to enforce and defend our trademarks and other intellectual property rights. We rely on a combination of trademark, copyright and trade secret laws, as well as confidentiality procedures and contractual restrictions, to secure and protect our intellectual property rights. We have been granted 57 trademark registrations in the United States and numerous trademark registrations in other countries covering many of our winery and wine brands, and we have filed, and expect to continue to file, trademark applications seeking to protect newly-developed winery and wine brands. We cannot be sure that trademark registrations will be issued to us under any of our trademark applications. Our trademark applications could be opposed by third parties, and our trademark rights, including registered trademarks, could also be challenged. We cannot assure you that we will be successful in defending our trademarks in actions brought by third parties. There is also a risk that we could fail to timely maintain or renew our trademark registrations or otherwise protect our trademark rights, which could result in the loss of those trademark rights (including in connection with failure to maintain consistent use of these trademarks). If we fail to maintain our trademarks or our trademarks are successfully challenged, we could be forced to rebrand our wineries, wines and other products, which could result in a loss of winery brand recognition and could require us to devote additional resources to the development and marketing of new winery brands.

Notwithstanding any trademark registrations held by us, a third party could bring a lawsuit or other claim alleging that we have infringed that third party’s trademark rights. Any such claims, with or without merit, could require significant resources to defend, could damage the reputation of our winery brands, could result in the payment of compensation (whether as a damages award or settlement) to such third parties, and could require us to stop using our winery brands or otherwise agree to an undertaking to limit that use. In addition, our actions to monitor and enforce trademark rights against third parties may not prevent counterfeit products or products bearing confusingly similar trademarks from entering the marketplace, which could divert sales from us, tarnish our reputation or reduce the demand for our products or the prices at which those products are sold. Any enforcement litigation brought by us, whether or not successful, could require significant costs and resources, and divert the attention of management, which could negatively affect our business, results of operations and financial results. Third parties may also acquire and register domain names that are confusingly similar to or otherwise damaging to the reputation of our trademarks, and we may not be able to prevent or cancel any such domain name registrations.

We may not be fully insured against catastrophic perils, including catastrophic loss or inaccessibility of wineries, production facilities and/or distribution systems resulting from fire, wildfire, flood, wind events, earthquake and other perils, which may cause us to experience a material financial loss.

A significant portion of our vineyards and supplier and other third party warehouses and distribution centers are located in California, which is prone to seismic activity, wildfires and floods, among other perils. For example, in February 2019, one of our wineries experienced a flood resulting in damages to inventory, machinery, equipment and site improvements. If any of these vineyards or facilities were to experience a catastrophic loss in the future, it could disrupt our operations, delay production, shipments and our recognition of revenue, and result in potentially significant expenses to repair or replace the vineyard or facility. If such a disruption were to occur, we could breach agreements, our reputation could be harmed and our business and operating results could be materially and adversely affected. Although we carry insurance to cover property and inventory damage and business interruption, these coverages are subject to deductibles and self-insurance obligations, as well as caps on coverage that could be below the value of losses we could incur in certain catastrophic perils. Furthermore, claims for recovery against our insurance policies can be time-consuming, and may result in significant delays between when we incur damages and when we receive payment under our insurance policies. For example, such a delay occurred with respect to our insurance claims related to our February 2019 flood damages, which were not fully resolved until December 2020. We take steps to minimize the damage that could be caused by potential catastrophic events, but there is no certainty that our efforts will prove successful. If one or more significant catastrophic events occurred damaging our own or third-party assets and/or services, we could suffer a major financial loss and our business, results of operations and financial condition could be materially and adversely affected.

Furthermore, increased incidence or severity of natural disasters has adversely impacted our ability to obtain adequate property damage, inventory and business interruption insurance at financially viable rates, if at all. For example, we have observed certain insurers ceasing to offer certain inventory protection policies, and we have supplemented our insurance coverage recently by purchasing policies at higher premiums. If these trends continue and our insurance coverage is adversely affected, and to the extent we elect to increase our self-insurance obligations, we may be at greater risk that similar future events will cause significant financial losses and materially and adversely affect our business, results of operations and financial results.

From time to time, we may become subject to litigation specifically directed at the alcoholic beverage industry, as well as litigation arising in the ordinary course of business.

We and other companies operating in the alcoholic beverage industry are, from time to time, exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Various groups have, from time to time, publicly expressed concern over problems related to harmful use of alcohol, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. These campaigns could result in an increased risk of litigation against the Company and our industry. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future

From time to time, we may also be party to other litigation in the ordinary course of our operations, including in connection with commercial disputes, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, or, following this offering, securities-related class action lawsuits, particularly following any significant decline in the price of our securities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to our company and our winery brands and may impact the ability of management to focus on other business matters. Furthermore, any adverse judgments may result in an increase in future insurance premiums, and any judgements for which we are not fully insured may result in a significant financial loss and may materially and adversely affect our business, results of operations and financial results.

Our failure to adequately manage the risks associated with acquisitions or divestitures, or the failure of an entity in which we have an equity or membership interest, could have a material adverse effect on our business, liquidity, financial condition or results of operations.

As part of our growth strategy, we have previously made acquisitions that we believe will provide a strategic fit with our business, including the acquisitions of Calera Wine Company in 2017 and Kosta Browne in 2018, and we may continue to rely on this strategy for growth and expansion. Any future acquisition may come with new or unexpected risks including potential difficulties integrating the company into our operations and culture, possible loss of key accounts, customers or employees or exposure to unknown liabilities. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot assure that the fair value of acquired businesses or investments will remain constant. Acquisitions and investments could also result in additional debt and related interest expenses, issuance of additional shares and result in a reduction in our earning per share or other financial results. If the financial performance of our business, as supplemented by the businesses acquired, does not meet our expectations, it may make it more difficult for us to service our debt obligations and our results of operations may fail to meet market expectations.

We may also consider the potential divestiture of assets or businesses that no longer meet our financial or strategic objectives. When selling assets, we may record material losses as a result of market conditions or unfavorable prices for the assets. Additionally, we may provide various indemnifications in connection with the divestiture of businesses or assets. We may also find it difficult to find a suitable or timely buyer of the assets which may result in financial losses or the delay of strategic objectives. The unfavorable outcome or unforeseen risks associated with acquisitions or divestitures may negatively affect our reputation or materially harm our financial results.

We cannot assure that we will realize the expected benefits of acquisitions, divestitures or investments and also cannot assure these ventures will be profitable or without unknown risks. Additionally, we cannot assure that the internal control over financial reporting of entities which we consolidate as a result of our investment activities will be as robust as the internal control over financial reporting for our wholly-owned winery brands. Our failure to adequately manage the risks associated with acquisitions, divestitures or the failure of an entity with which we have an equity or membership interest could have a material adverse effect on our business, results of operations or financial results.

A failure of one or more of our key IT systems, networks, processes, associated sites or service providers could have a material adverse impact on business operations, and if the failure is prolonged, our financial condition.

We rely on IT systems, networks, and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), software and technical applications and platforms, some of which are managed, hosted, provided and used by third-parties or their vendors, to assist us in the management of our business. The various uses of these IT systems, networks and services include, but are not limited to: hosting our internal network and communication systems; tracking bulk wine; supply and demand planning; production; shipping wines to customers; hosting our winery websites and marketing products to consumers; collecting and storing customer, consumer, employee, stockholder, and other data; processing transactions; summarizing and reporting results of operations; hosting, processing and sharing confidential and proprietary research, business plans and financial information; complying with regulatory, legal or tax requirements; providing data security; and handling other processes necessary to manage our business.

Increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other types of attacks pose a potential risk to the security of our IT systems, networks and services, as well as the confidentiality, availability, and integrity of our data, and we have in the past, and may in the future, experience cyberattacks and other unauthorized access attempts to our IT systems. Because the techniques used to obtain unauthorized access are constantly changing and often are not recognized until launched against a target, we or our vendors may be unable to anticipate these techniques or implement sufficient preventative or remedial measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. In the event of a ransomware or other cyber-attack, the integrity and safety of our data could be at risk or we may incur unforeseen costs impacting our financial position. Although we carry insurance covering cyber-attacks including ransomware, these coverages are subject to deductibles and self-insurance obligation, as well as caps on coverage that could be below the value of losses we could incur. If the IT systems, networks or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events, power outages, security breaches, unauthorized use or usage errors by employees, vendors or other third parties and other security issues, we may be subject to legal claims and proceedings, liability under laws that protect the privacy and security of personal information (also known as personal data), litigation, governmental investigations and proceedings and regulatory penalties, and we may suffer interruptions in our ability to manage our operations and reputational, competitive or business harm, which may adversely affect our business, results of operations and financial results. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our employees, stockholders, customers, suppliers, consumers or others. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or technological failure and the reputational damage resulting therefrom, to pay for investigations, forensic analyses, legal advice, public relations advice or other services, or to repair or replace networks and IT systems. As a result of the COVID-19 pandemic, a greater number of our employees are working remotely and accessing our IT systems and networks remotely, which may further increase our vulnerability to cybercrimes and cyberattacks and increase the stress on our technology infrastructure and systems. Even though we maintain cyber risk insurance, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

Our failure to adequately maintain and protect personal information of our customers or our employees in compliance with evolving legal requirements could have a material adverse effect on our business.

We collect, use, store, disclose or transfer (collectively, “process”) personal information, including from employees and customers, in connection with the operation of our business. A wide variety of local and international laws as well as regulations and industry guidelines apply to the privacy and collecting, storing, use, processing, disclosure and protection of personal information and may be inconsistent among countries or conflict with other rules. Data protection and privacy laws and regulations are changing, subject to differing interpretations and being tested in courts and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

A variety of data protection legislation apply in the United States at both the federal and state level, including new laws that may impact our operations. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (“CCPA”), which went into effect on January 1, 2020, and began being enforced on July 1, 2020. The CCPA defines “personal information” in a broad manner and generally requires companies that collect, use, share and otherwise process personal information of California residents to make new disclosures about their data collection, use, and sharing practices, allows consumers to opt-out of certain data sharing with third parties or the sale of personal information, allows consumers to exercise certain rights with respect to any personal information collected and provides a new cause of action for data breaches. Moreover, a new privacy law, the California Privacy Rights Act (“CPRA”), which significantly modifies the CCPA, was recently approved by ballot initiative during the November 3, 2020 general election. There remains significant uncertainty regarding the timing and implementation of the CPRA, which may require us to incur additional expenditures to ensure compliance. Additionally, the Federal Trade Commission, and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the CCPA and other similar laws that have been or may be enacted at the federal and state level may require us to modify our data processing practices and policies and to incur substantial expenditures in order to comply.

Global privacy and data protection legislation, enforcement, and policy activity are rapidly expanding and evolving, and may be inconsistent from jurisdiction to jurisdiction. For example, in 2016, the E.U. adopted the General Data Protection Regulation (“GDPR”), which took effect on May 25, 2018. The GDPR imposes requirements that may limit how we are permitted to process data on behalf of ourselves, and we may be required to incur significant additional costs to comply with these requirements. Applicable laws, regulations and court decisions in the E.U. relating to privacy and data protection could also impact our ability to transfer personal information (or personal data as defined by the GDPR) internationally. The GDPR specifies substantial maximum fines for failure to comply. Continued compliance with the GDPR and national laws in the E.U. may require significant changes to our products and practices to ensure compliance with applicable law. On July 16, 2020, the Court of Justice of the European Union, Europe’s highest court, held in the Schrems II case that the E.U.-U.S. Privacy Shield, a mechanism for the transfer of personal information from the E.U. to the United States, was invalid, and imposed additional obligations in connection with the use of standard contractual clauses approved by the European Commission. The impact of this decision on the ability to lawfully transfer personal information from the E.U. to the United States is being assessed and further guidance from European regulators and advisory bodies is awaited. It is possible that the decision will restrict our ability to transfer personal information from the E.U. to the United States and we may, in addition to other impacts, experience additional costs associated with increased compliance burdens, and we face the potential for regulators in the European Economic Area (“EEA”) to apply different standards to the transfer of personal information from the EEA to the United States and to block, or require, ad hoc verification of measures taken with respect to certain information or data flows from the EEA to the United States. The regulatory environment applicable to the handling of EEA residents’ personal information, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs and could result in our business, operating results and financial condition being harmed. We and our customers may face a risk of enforcement actions by data protection authorities in the EEA relating to personal information transfers to us and by us from the EEA. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel, and negatively affect our business, operating results and financial condition. Additionally, we may be or become subject to data localization laws mandating that information or data collected in a foreign country be processed only within that country. If any country in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition.

Further, in June 2016, the U.K. voted to leave the E.U., which resulted in the U.K. exiting the E.U. on January 31, 2020, subject to a transition period that ended December 31, 2020. Brexit could lead to further legislative and regulatory changes. The U.K. has implemented a Data Protection Act that substantially implements the GDPR. Additionally, the U.K. has implemented a U.K. version of the GDPR (combining the GDPR and the Data Protection Act of 2018) that took effect in January 2021. However, it remains to be seen whether the U.K.’s withdrawal from the E.U. pursuant to Brexit will substantially impact the manner in which U.K. data protection laws or regulations will develop or are enforced in the medium to longer term and how information and data transfers to and from the U.K. will be regulated.

Compliance with these and any other applicable privacy and data protection laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new privacy and data protection laws and regulations. Our actual or alleged failure to comply with any applicable privacy and data protection laws and regulations, industry standards or contractual obligations, or to protect such information and data that we process, could result in litigation, regulatory investigations, and enforcement actions against us, including fines, orders, public censure, claims for damages by employees, customers and other affected individuals, public statements against us by consumer advocacy groups, damage to our reputation and competitive position and loss of goodwill (both in relation to existing customers and prospective customers) any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Evolving and changing definitions of personal information, personal data, and similar concepts within the E.U., the United States and elsewhere, especially relating to classification of IP addresses, device identifiers, location data, household data and other information we may collect, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of such information and data. Additionally, if third parties that we work with, such as vendors or developers, violate applicable laws or our policies, such violations may also place personal information at risk and have an adverse effect on our business. Even the perception of privacy concerns, whether or not valid, may harm our reputation, subject us to regulatory scrutiny and investigations, and inhibit adoption of our wines by existing and potential customers.

Certain data and information in this prospectus were obtained from third-party sources that are subject to certain uncertainties and limitations. If the estimates and assumptions we use to determine the size of our target market are inaccurate, our future growth rate may be impacted and our business could be harmed.

This prospectus contains certain data and information, including regarding our industry and market share, that have been derived from third-party publications and reports that we have not independently verified. Data and information contained in such third-party publications and reports is collected using methodologies that vary based on the source and are subject to certain uncertainties and limitations. For example, data reported by IRI relates to off-premise sales only and does not reflect sales from a significant number of smaller wine suppliers because many subscale wineries have limited or no sales in channels from which IRI generates its reporting data. The sources cited in this prospectus also do not reflect sales data from any retailers and other channel participants who have declined to report sales data to the applicable source. As a result, the market opportunity estimates and growth forecasts contained in this prospectus are subject to uncertainty and are based on data and assumptions that may prove to be incomplete or inaccurate. If the estimates and assumptions we use to determine the size of our target market are inaccurate, our future growth rate may be impacted and our business could be harmed. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. For more information regarding the market data and forecasts cited in this prospectus, see “Industry and market data.”

Risks related to regulation

As a producer of alcoholic beverages, we are regularly the subject of regulatory reviews, proceedings and audits by governmental entities, any of which could result in an adverse ruling or conclusion, and which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We are subject to extensive regulation in the United States by federal, state and local laws regulating the production, distribution and sale of consumable food items, and specifically alcoholic beverages, including by the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”) and the Food and Drug Administration (the “FDA”). These and other regulatory agencies impose a number of product safety, labeling and other requirements on our operations and sales. In California, where most of our wines are made, we are subject to alcohol-related licensing and regulations by many authorities, including the Department of Alcohol Beverage Control (the “ABC”), which investigates applications for licenses to sell alcoholic beverages, reports on the moral character and fitness of alcohol license applicants and the suitability of premises where sales are to be conducted. Any governmental litigation, fines or restrictions on our operations resulting from the enforcement of these existing regulations or any new legislation or regulations could have a material adverse effect on our business, results of operations and financial results. Any government intervention challenging the production, marketing, promotion, distribution or sale of beverage alcohol or specific brands could affect our ability to sell our wines. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in our favor could have a negative impact on our business, results of operations or financial results. Adverse developments in major lawsuits concerning these or other matters could result in management distraction and have a material adverse effect on our business. Changes to the interpretation or approach to enforcement of regulations may require changes to our business practices or the business practices of our suppliers, distributors or customers. The penalties associated with any violations or infractions may vary in severity, and could result in a significant impediment to our business operations, and could cause us to have to suspend sales of our wines in a jurisdiction for a period of time.

New and changing environmental requirements, and new market pressures related to climate change, could materially and adversely affect our business, results of operations and financial results.

There has been significant public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Federal regulations govern, among other things, air emissions, wastewater and stormwater discharges, and the treatment, handling and storage and disposal of materials and wastes. State environmental regulations and authorities intended to address and oversee environmental issues are largely state-level analogs to federal regulations and authorities intended to perform the similar purposes. In California, we are also subject to state-specific rules, such as those contained in the California Environmental Quality Act, California Air Resources Act, Porter-Cologne Water Quality Control Act, California Water Code sections 13300-13999 and Title 23 of the California Administrative Code and various sections of the Health and Safety Code. We are subject to local environmental regulations that address a number of elements of our wine production process, including air quality, the handing of hazardous waste, recycling, water use and discharge, emissions and traffic impacts. Compliance with these and other environmental regulation requires significant resources. Continued regulatory and market trends towards sustainability may require or incentivize us to make changes to our current business operations. We may experience significant future increases in the costs associated with environmental regulatory compliance, including fees, licenses and the cost of capital improvements for our vineyards and wineries to meet environmental regulatory requirements. In addition, we may be party to various environmental remediation obligations arising in the normal course of our business or relating to historical activities of businesses we acquire. Due to regulatory complexities, uncertainties inherent in litigation and the risk of unidentified contaminants in our current and former properties, the potential exists for remediation, liability and indemnification costs to differ materially from the costs that we have estimated. We may incur costs associated with environmental compliance arising from events we cannot control, such as unusually severe floods, earthquakes or fires. We cannot assure that our costs in relation to these matters will not exceed our projections or otherwise have a material adverse effect on our business, results of operations and financial results.

Changes in foreign and domestic laws and government regulations to which we are currently subject, including changes to the method or approach of enforcement of these government rules and regulations, may increase our costs or limit our ability to sell our wines into certain markets, which could materially and adversely affect our business, results of operations and financial condition.

Government laws and regulations may result in increased production and sales costs, including an increase on the applicable tax in various state, federal and foreign jurisdictions in which we do business. The amount of wine that we can sell directly to consumers outside of California is regulated, and in certain states we are not allowed to sell wines directly to consumers at all. Changes in these laws and regulations that tighten current rules could have an adverse impact on sales or increase costs to produce, market, package or sell wine. Changes in regulation that require significant additional source data for registration and sale, in the labeling or warning requirements, or limitations on the permissibility of any component, condition or ingredient, in the places in which our wines can be legally sold could inhibit sales of affected products in those markets.

The wine industry is subject to extensive regulation by a number of foreign and domestic agencies, state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, land use, production methods, trade and pricing practices, permitted distribution channels, permitted and required labeling, advertising, sequestration of classes of wine and relations with wholesalers and retailers. Any expansion of our existing facilities or development of new vineyards, wineries or tasting rooms may be limited by present and future zoning ordinances, use permit terms, environmental restrictions and other legal requirements. In addition, new or updated regulations, requirements or licenses, particularly changes that impact our ability to sell DTC and/or retain accounts in California, or new or increased excise taxes, income taxes, property and sales taxes or international tariffs, could affect our financial condition or results of operations. From time to time, states consider proposals to increase state alcohol excise taxes. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our business, financial condition and results of operations.

We are subject to health, safety and labor laws. Regulatory reviews, proceedings and audits by governmental entities could result in an adverse ruling or conclusion, which may have a material adverse effect on our business. Changes to the enforcement or approach of these rules and regulations, may increase our costs or limit our ability to operate, which could materially and adversely affect our business, results of operations and financial condition.

We are required to comply with labor, health and safety laws and regulations in California, Washington and the other states in which we operate. Our operations are subject to periodic inspections by government authorities. The regulations require, among other things, health and safety protocols and procedures, fair and legal employment and in the case of some workers, health benefits. A failure to comply with these laws and any new or changed regulations could increase our operating costs and materially and adversely affect our business, results of operations and financial condition.

Risks related to our indebtedness

We have incurred substantial indebtedness and we may not generate sufficient cash flow from operations to meet our debt service requirements, continue our operations and pursue our growth strategy and we may be unable to raise capital when needed or on acceptable terms.

We have incurred substantial indebtedness to fund various corporate activities and our ongoing operations, which we expect to repay with the net proceeds from the common stock sold by us pursuant to this offering. As of January 31, 2021, we had $366.7 million of indebtedness. As of February 28, 2021, our total outstanding long-term indebtedness was $455.7 million, which includes $100.0 million that we borrowed on the Revolver Facility to fund the dividend of $100.0 million that we paid to our existing stockholders on February 24, 2021. Our business may not generate sufficient cash flow from operations to meet all of our debt service requirements, to pay dividends and to fund our general corporate and capital requirements.

Our ability to satisfy our debt obligations will depend upon our future operating performance. We do not have complete control over our future operating performance because it is subject to prevailing economic conditions, interest rates, consumer preferences, and financial, business and other factors.

Our current and future debt service obligations and covenants could limit:

•	our ability to pay dividends;
•	our ability to obtain financing for future working capital needs or acquisitions or other purposes;
•	our funds available for operations, expansions, dividends or other distributions; and
•	our ability to conduct our business.

Also, our vulnerability to adverse economic conditions may be greater than less leveraged competitors and, as a result, our ability to withstand competitive pressures may be limited.

Restrictive covenants in our Credit Facility place limits on our ability to conduct our business. Covenants in our Credit Facility include those that restrict our ability to:

•	make acquisitions, incur debt, encumber or sell assets;
•	amend our constitutional documents;
•	pay dividends;
•	engage in mergers and consolidations;
•	enter into transactions with affiliates;
•	make investments; and
•	permit our subsidiaries to enter into certain agreements.

Our Credit Facility also contains financial covenants, including a debt to net worth test and fixed charge coverage ratio test.

Our Credit Facility also contains change of control provisions which, if triggered upon the occurrence of a merger or other change of control transaction, may result in an acceleration of our obligation to repay the debt. If we fail to comply with the obligations contained in our Credit Facility or future loan agreements, we could be in default under those agreements, which could require us to immediately repay the related debt and also debt under any other agreements containing cross-acceleration or cross-default provisions.

Our capacity to fund working capital or operational expenses depends upon our net cash available. Any decline in our net cash or changes in the terms of our Credit Facility, lines of credit, bank credit agreements or other sources of credit could limit our access to the capital resources required to fund our expenses.

We rely on cash generated from our operating activities as our primary source of liquidity. To support our operations, execute our growth strategy as planned and pay dividends, if declared, we will need to continue generating significant amounts of cash from operations, including funds required to pay our employees, related benefits and other operating expenses, finance future acquisitions, invest in technologies and pay for the increased direct and indirect costs associated with operating as a public company. If our business does not generate sufficient cash flow from operations to fund these activities, and if sufficient funds are not available under our Credit Facility, we may need to seek additional capital, including by incurring additional debt. Additional capital may not be available to us on acceptable terms or at all. In addition, incurring indebtedness requires that a portion of cash flow from operating activities be dedicated to interest and principal payments. Debt service requirements could reduce our ability to use our cash flow to fund operations and capital expenditures, to capitalize on future business opportunities, including additional acquisitions, or to pay dividends or increase dividends. Any of these risks could materially adversely affect our business, results of operations or financial condition.

We utilize derivative financial instruments to manage our exposure to interest rate fluctuations associated with our variable rate indebtedness. We may be exposed to interest rate risk based on our ability to hedge effectively, as well as risk related to nonperformance based on the creditworthiness of counterparties to these financial instruments.

We have entered interest rate swap derivative instruments to attempt to limit our exposure to changes in variable interest rates. While our intended strategy is to minimize the impact to our interest cost due to increases in interest rates applicable to our variable rate debt, there can be no guarantee that our strategy will be effective. We are also exposed to potential credit losses due to the risk of non-performance of the counterparty to our interest rate swaps. Consequently, we may experience credit-related losses in the future. See Note 9 (Derivative instruments) to our audited consolidated financial statements and to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

We may be adversely affected by the phase-out of, or changes in the method of determining, the London Interbank Offered Rate (“LIBOR”), or the replacement of LIBOR with different reference rates.

LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on U.S. dollar-denominated loans globally. Our Credit Facility uses LIBOR as a reference rate such that the interest due to our creditors under this facility is calculated using LIBOR.

On July 27, 2017, the U.K.’s Financial Conduct Authority (the authority that administers LIBOR) announced that it intends to phase out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flows, and liquidity. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. We may need to renegotiate our Credit Facility or incur other indebtedness, and changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such renegotiated Credit Facility or such other indebtedness. If changes are made to the method of calculating LIBOR or LIBOR ceases to exist, we may need to amend certain contracts and cannot predict what alternative rate or benchmark would be negotiated. This may result in an increase to our interest expense.

Risks related to our common stock and this offering

We are eligible to be treated as an emerging growth company, and we cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among others, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and (4) the requirement to present only two years of audited financial statements and only two years of related “Management’s discussion and analysis of financial condition and results of operations” in this prospectus. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of the end of the second fiscal quarter in any fiscal year before that time or if we have total annual gross revenues of $1.07 billion or more during any fiscal year before that time, in which case we would no longer be an emerging growth company as of the fiscal year end, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time we would cease to be an emerging growth company immediately. We cannot predict if investors will find our shares of common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. Our consolidated financial statements may therefore not be comparable to those of other public companies that comply with such new or revised accounting standards.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting and any failure to maintain the adequacy of these internal controls may negatively impact investor confidence in our company and, as a result, the value of our common stock.

We will be required pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the Securities and Exchange Commission (the “SEC”) following the date we are no longer an emerging growth company. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities and our access to the capital markets could be restricted in the future.

TSG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by investment funds affiliated with TSG. Upon completion of this offering, investment funds affiliated with TSG will control 77.7% of the voting power of our common stock (or 75.1% if the underwriters exercise in full their option to purchase additional shares). As long as TSG owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50%, TSG will continue to be able to strongly influence or effectively control our decisions.

Additionally, TSG’s interests may not align with the interests of our other stockholders. TSG is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. TSG may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Certain of our directors have relationships with TSG, which may cause conflicts of interest with respect to our business.

Following this offering, three of our directors will be affiliated with TSG. Our TSG-affiliated directors have fiduciary duties to us and, in addition, have duties to TSG. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and TSG, whose interests may be adverse to ours in some circumstances.

Upon the listing of our shares, we will be a “controlled company” under the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Because TSG will continue to control a majority of the voting power of our outstanding common stock after completion of this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board of directors that is composed of a majority of “independent directors,” as defined under the New York Stock Exchange rules;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize all of these exemptions. Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Provisions of our corporate governance documents could make an acquisition of our Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to TSG’s beneficial ownership of a controlling percentage of our common stock, our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include:

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	advance notice requirements for stockholder proposals and director nominations;

•	the ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

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the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors;

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limitations on the ability of stockholders to call special meetings and to take action by written consent following the date that the funds affiliated with TSG no longer beneficially own a majority of our common stock; and

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the required approval of holders of at least 75% of the voting power of the outstanding shares of our capital stock to adopt, amend or repeal certain provisions of our certificate of incorporation and bylaws or remove directors for cause, in each case following the date that the funds affiliated with TSG no longer beneficially own a majority of our common stock.

Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. See “Description of capital stock.”

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, you will experience immediate dilution of $13.76 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed 27.2% of the aggregate price paid by all purchasers of our stock but will own only approximately 11.6% of our common stock outstanding after this offering. See “Dilution” for more detail.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our certificate of incorporation and bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we intend to list shares of our common stock on the New York Stock Exchange under the symbol “NAPA,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations among us, the selling stockholder and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

As a public company, we will become subject to additional laws, regulations and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

Prior to this offering, we operated on a private basis. After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the New York Stock Exchange and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time-consuming or costly. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. However, the incremental costs that we incur as a result of becoming a public company could exceed our estimate. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified members of our board of directors.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is performing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 115,046,793 shares of common stock based on the number of shares outstanding as of January 31, 2021. This includes 13,333,333 shares that we are selling in this offering, as well as the 6,666,667 shares that the selling stockholder is selling and the shares held by our existing stockholders and assumes no exercises of outstanding options. All of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreement, as described in the “Shares eligible for future sale” section of this prospectus. We also intend to file a Form S-8 under the Securities Act to register all shares of common stock that we may issue under our equity compensation plans. In addition, TSG has certain demand registration rights that could require us in the future to file registration statements in connection with sales of our stock by TSG. See “Certain relationships and related party transactions—Registration rights agreement.” Such sales by TSG could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Since we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

Our certificate of incorporation after this offering will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.

Our certificate of incorporation will provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws;

•	any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; and

•	any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a “Covered Proceeding”).

Our certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

General risks

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new wines by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysis and investors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors or our vendors of significant contracts or acquisitions;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory, legal or political developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We may require additional debt and equity capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If such capital is not available to us, our business, financial condition and results of operations may be materially and adversely affected.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to increase our marketing expenditures to improve our winery brand awareness, build and maintain our product inventory, develop new wines, enhance our operating infrastructure and acquire complementary businesses. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them on terms that are acceptable to us or at all. Moreover, any debt financing that we secure in the future could involve restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may be forced to obtain financing on undesirable terms or our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially and adversely affected.

Changes in tax laws or in their implementation may adversely affect our business and financial condition.

Changes in tax law may adversely affect our business or financial condition. On December 22, 2017, the U.S. government enacted legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”), which significantly reformed the Internal Revenue Code of 1986, as amended (the “Code”). The TCJA, among other things, contained significant changes to corporate taxation, including a reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), the limitation of the deduction for net operating losses (“NOLs”), arising in taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of NOL carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such NOLs may be carried forward indefinitely), the imposition of a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, the elimination of U.S. tax on foreign earnings (subject to certain important exceptions), the allowance of immediate deductions for certain new investments instead of deductions for depreciation expense over time and the modification or repeal of many business deductions and credits.

As part of Congress’s response to the COVID-19 pandemic, the Families First Coronavirus Response Act (the “FFCR Act”) was enacted on March 18, 2020, and the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted on March 27, 2020. Both contain numerous tax provisions. The CARES Act also temporarily (for taxable years beginning in 2019 or 2020) relaxes the limitation of the tax deductibility for net interest expense by increasing the limitation from 30% to 50% of adjusted taxable income.

Regulatory guidance under the TCJA, the FFCR Act and the CARES Act is and continues to be forthcoming, and such guidance could ultimately increase or lessen impact of these laws on our business and financial condition. It is also likely that Congress will enact additional legislation in connection with the COVID-19 pandemic, some of which could have an impact on our Company. In addition, it is uncertain if and to what extent various states will conform to the TCJA, the FFCR Act or the CARES Act.

International operations, worldwide and domestic economic trends and financial market conditions, geopolitical uncertainty or changes to international trade agreements and tariffs, import and excise duties, other taxes or other governmental rules and regulations could have a material adverse effect on our business, liquidity, financial condition and results of operations.

Our wines are sold in numerous countries, and we source production materials from foreign countries, including barrels from France, glass bottles from Mexico and China and cork from Portugal. Risks associated with international operations, any of which could have a material adverse effect on our business, liquidity, financial condition and/or results of operations, include:

•	changes in local political, economic, social, and labor conditions;

•	potential disruption from socio-economic violence, including terrorism and drug-related violence;

•	restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the United States;

•	import and export requirements and border accessibility;

•	currency exchange rate fluctuations;

•

a less developed and less certain legal and regulatory environment in some countries, which, among other things, can create uncertainty regarding contract enforcement, intellectual property rights, privacy obligations, real property rights and liability issues; and

•	inadequate levels of compliance with applicable anti-bribery laws, including the Foreign Corrupt Practices Act.

Our wine aging programs often incorporate the use of French oak barrels. We contract with barrel cooperages in Europe for French oak wine barrels that meet our specifications. These contracts are paid in Euros once per year. We hedge our exposure to foreign currency fluctuations with respect to Euro-U.S. Dollar conversion rates by entering foreign currency forward contracts. We cannot perfectly hedge our exposure to foreign currency fluctuations, and such exposure could negatively impact our results of operations.

Unfavorable global or regional economic conditions, including economic slowdown and the disruption, volatility and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts or a return of high levels of inflation, could affect consumer spending patterns and purchases of our wines. These could also create or exacerbate credit issues, cash flow issues and other financial hardships for us and our suppliers, distributors, retailers and consumers. The inability of suppliers, distributors and retailers to access liquidity could impact our ability to produce and distribute our wines.

We are also exposed to risks associated with interest rate fluctuations. We could experience changes in our ability to manage fluctuations in interest rates and, accordingly, there can be no assurance that we will be successful in reducing those risks.

We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes or animus against the United States. Any determination that our operations or activities did not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions.

The United States and other countries in which we operate impose duties, excise taxes, and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts. The U.S. federal government or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. Significant increases in import and excise duties or other taxes on, or that impact, beverage alcohol products could have a material adverse effect on our business, liquidity, financial condition and/or results of operations. Any such tariffs, particularly on imports from Mexico and any retaliatory tariffs imposed by the Mexican government, may have a material adverse effect on our results of operations, including our sales and profitability.

In addition, federal, state, provincial, local and foreign governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain federal, state or local regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our business, liquidity, financial condition and/or results of operations. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our wines because of what our wines contain or allegations that our wines cause adverse health effects. If these types of requirements become applicable to our wines under current or future environmental or health laws or regulations, they may inhibit sales of such products.

These international, economic and political uncertainties and regulatory changes could have a material adverse effect on our business, liquidity, financial condition and/or results of operations, especially to the extent these matters, or the decisions, policies or economic strength of our suppliers and distributors, affect our business, liquidity, financial condition and/or results of operations.

Changes to U.S. and foreign trade policies and tariffs may adversely impact our operating results.

Unfavorable trade policies in the United States or countries in which we sell our wine could result in the decrease of our foreign sales. While we do not import a significant amount of materials with respect to which tariffs may materially harm our costs, we do export approximately five percent of our wines. The United States and other countries in which we operate impose duties, excise taxes and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts. The U.S. federal government or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. Significant increases in import and excise duties or other taxes on, or that impact, alcoholic beverage products could result in significant price increase for our customers, and may reduce our ability to complete with local products or products from other localities that are subject to more favorable trade relationships. This may cause a decrease in foreign sales, potentially damage consumer views of our winery brands, and may materially harm our sales and profitability.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. Important factors that could cause actual results and events to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	our ability to manage the growth of our business;

•	our reliance on our brand name, reputation and product quality;

•	the effectiveness of our marketing and advertising programs;

•	general competitive conditions, including actions our competitors may take to grow their businesses;

•	overall decline in the health of the economy and consumer discretionary spending;

•	the occurrence of severe weather events (including fires, floods and earthquakes), catastrophic health events, natural or man-made disasters, social and political conditions or civil unrest;

•	risks associated with disruptions in our supply chain for grapes and raw and processed materials, including corks, glass bottles, barrels, winemaking additives and agents, water and other supplies;

•	the impact of COVID-19 on our customers, suppliers, business operations and financial results;

•	disrupted or delayed service by the distributors and government agencies we rely on for the distribution of our wines outside of California;

•	our ability to successfully execute our growth strategy;

•	decreases in our wine score ratings by wine rating organizations;

•	quarterly and seasonal fluctuations in our operating results;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•	our ability to protect our trademarks and other intellectual property rights, including our brand and reputation;

•	our ability to comply with laws and regulations affecting our business, including those relating to the manufacture, sale and distribution of wine;

•	the risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to both domestic and to international markets;

•	claims, demands and lawsuits to which we are, and may in the future, be subject and the risk that our insurance or indemnities coverage may not be sufficient;

•	our ability to operate, update or implement our IT systems;

•	our ability to successfully pursue strategic acquisitions and integrate acquired businesses;

•	our potential ability to obtain additional financing when and if needed;

•	our substantial indebtedness and our ability to maintain compliance with restrictive covenants in the documents governing such indebtedness;

•	TSG’s significant influence over us and our status as a “controlled company” under the rules of the New York Stock Exchange;

•	the potential liquidity and trading of our securities; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events, and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk factors” and elsewhere in this prospectus. Moreover, we operate in a highly competitive environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to update any forward-looking statements whether as a result of new information, future developments or otherwise. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements in making your investment decision. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Industry and market data

This prospectus includes market data and forecasts with respect to the wine industry. We have obtained this market data and certain industry forecasts from various independent third-party sources, including industry publications, reports by market research firms, surveys and other independent sources. Some data and information is based on management’s estimates and calculations, which are derived from our review and interpretation of internal company research and data, surveys and independent sources. We believe the data regarding the industry in which we compete and our market position and market share within this industry generally indicate size, position and market share within this industry; however, this data is inherently imprecise and is subject to significant business, economic and competitive uncertainties and risks due to a variety of factors, including those described in “Risk factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-looking statements.”

These sources of certain statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:

•	Information Resources, Inc. (“IRI”), U.S. food channel ranking, 2012–2020(1);

•	IWSR, U.S. Still Wine by Price Band, May 2020;

•	IWSR, Luxury Wine Producers (Value), May 2020;

•	Nielsen, Open Stores Selling Wine or Spirits Only, December 2020;

•	Statista Consumer Market Outlook, as of Oct. 2020; and

•	Wines Vines Analytics, U.S. Wineries By State, January 2020.

(1)	IRI data captures an estimated one-third of the total U.S. off-premise wine market value. This data does not reflect sales from any retailers or other channel participants who have declined to report sales data to the applicable source. In addition, this data does not reflect sales from a significant number of smaller wine suppliers, because many subscale wineries have limited or no sales in channels from which IRI generates its reporting data. However, we believe IRI provides the most complete data available for our industry.

Use of proceeds

We estimate that the net proceeds to us from our issuance and sale of common stock in this offering will be approximately $181.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the net proceeds to us from this offering by $12.5 million, assuming the number of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $14.0 million, assuming the assumed initial public offering price of $15.00 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our common stock. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We also intend to use the net proceeds we receive from this offering to repay $181.0 million of outstanding indebtedness under our Revolver Facility, including $100.0 million that we borrowed to fund the dividend of $100.0 million that we paid to our existing stockholders on February 24, 2021. Our Revolver Facility matures on August 1, 2023 and bears an interest rate that ranges from the London Interbank Offered Rate (“LIBOR”) plus 190 basis points. See “Description of certain indebtedness.”

We will not receive any proceeds from the sale of shares by the selling stockholder in this offering. See “Principal and selling stockholders.” We will, however, bear the costs, other than the underwriting discounts and commissions, associated with the sale of these shares.

Affiliates of certain of the underwriters are lenders under our Revolver Facility and accordingly such underwriters and/or their affiliates will receive a portion of the net proceeds of this offering through the repayment of such indebtedness. See “Underwriting.”

Dividend policy

Our board of directors does not currently intend to pay dividends on our common stock following completion of this offering. However, we expect to re-evaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our Credit Facility and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our board of directors, which may take into account general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Facility and other indebtedness we may incur, and any other factors that our board of directors may deem relevant. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend. Our operating subsidiaries are currently subject to certain restrictions and covenants under the Credit Facility, including limits on amounts of leverage, interest charges and capital expenditures. These restrictions and covenants may restrict the ability of those entities to make distributions to The Duckhorn Portfolio, Inc. See “Management’s discussion and analysis of financial condition and results of operations,” “Description of certain indebtedness” and “Risk factors” included elsewhere in this prospectus regarding restrictions on our ability to pay dividends.

We declared a cash dividend to our existing stockholders in February 2021 in an aggregate amount of $100.0 million that we paid on February 24, 2021.

Capitalization

The following table sets forth our cash and capitalization as of January 31, 2021, as follows:

•	an actual basis,

•	a pro forma basis to give effect to (1) the drawdown of $100.0 million on the Revolver Facility and (2) the payment of a $100.0 million dividend to our existing stockholders on February 24, 2021; and

•

a pro forma as adjusted basis to give further effect to (1) the issuance of shares of common stock by us in this offering and the receipt of approximately $181.0 million in net proceeds from the sale of such shares, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; (2) the filing and effectiveness of our amended and restated certificate of incorporation; and (3) the repayment of $181.0 million of outstanding indebtedness under our Revolver Facility.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our audited and unaudited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Selected consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operations.”

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per common share, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the net proceeds to us from this offering by $12.5 million, assuming the number of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses offering payable by us. Similarly, an increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $ 14.0 million, assuming the assumed initial public offering price of $15.00 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of January 31, 2021
(in thousands except share data)	Actual	Pro forma	Pro forma as adjusted
Cash	$9,274	$9,274	$9,274

Long-term debt, including current portion:
Revolver Facility(1)	234,312	334,312	153,339
Credit Facility(2)	132,368	132,368	132,368

Total debt(3)	366,680	466,680	285,707

Equity:
Common stock, $0.01 par value; 200,000,000 shares authorized, 101,713,460 shares issued and outstanding, actual; 101,713,460 shares authorized, issued and outstanding, pro forma; 500,000,000 shares authorized, 115,046,793 issued and outstanding, pro forma as adjusted	1,017	1,017	1,150
Additional paid-in capital	535,948	535,948	716,788
Retained earnings	157,184	57,184	57,184
Non-controlling interest	553	553	553

Total equity	694,702	594,702	775,675

Total capitalization	$1,061,382	$1,061,382	$1,061,382

(1)	Revolver Facility (as defined herein) excludes discount and debt issuance costs of $3.2 million. We drew $100.0 million on the Revolver Facility on February 24, 2021 to fund a dividend of $100.0 million paid to our existing stockholders.

(2)	Credit Facility excludes discount and debt issuance cost of $0.7 million.
(3)	As of February 28, 2021, our total outstanding long-term indebtedness was $455.7 million, which includes $100.0 million that we borrowed on the Revolver Facility to fund the dividend of $100.0 million that we paid to our existing stockholders on February 24, 2021.

The table above excludes the following:

•

1,664,533 shares of common stock underlying stock options and/or restricted stock units that we expect to grant to certain employees and non-employee directors in connection with the consummation of this offering pursuant to the 2021 Equity Plan;

•	14,003,560 shares of common stock reserved for future issuance under the 2021 Equity Plan; and

•	1,250,509 shares of common stock authorized for sale under the 2021 ESPP, which will become effective prior to the completion of this offering.

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share in this offering and the pro forma as adjusted net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per share of common stock is substantially in excess of the net tangible book value per share attributable to the existing stockholders for our presently outstanding common stock. Our net tangible book value per share represents the amount of our total tangible assets (total assets less goodwill, intangible assets and deferred offering costs) less total liabilities, divided by the number of common stock issued and outstanding

Our pro forma net tangible book deficit as of January 31, 2021 was $38.4 million, or $0.38 per share of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of January 31, 2021, after giving effect to (1) the drawdown of $100.0 million on the Revolver Facility and (2) the payment of a $100.0 million dividend to our existing stockholders on February 24, 2021.

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of (1) the sale of shares of common stock in this offering at the initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the repayment of $181.0 million of outstanding indebtedness under our Revolver Facility

Our pro forma as adjusted net tangible book value as of January 31, 2021 was $142.5 million, or $1.24 per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $1.62 per share to our existing stockholders and an immediate dilution of $13.76 per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors participating in this offering.

Initial public offering price per share of common stock		$15.00
Pro forma net tangible book value (deficit) per share as of January 31, 2021	$(0.38)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing our common stock in this offering	1.62

Pro forma as adjusted net tangible book value (deficit) per share after this offering		1.24

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$13.76

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after giving effect to this offering by $12.5 million, or by $0.11 per share, assuming no change to the number of shares offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered by us would increase (decrease) pro forma as adjusted net tangible book value per share after giving effect to this offering by $14.0 million or by $0.11 per share, assuming no change to the initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of January 31, 2021, on the pro forma as adjusted basis described above, the total number of shares purchased from us, the total consideration paid to us, and the average price per share of common stock paid by purchasers of such shares and by new investors purchasing shares in this offering.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount (in millions)	Percent

Existing stockholders	101,713,460	88.4%	$535.0	72.8%	$5.26
New investors	13,333,333	11.6%	200.0	27.2%	15.00

Total	115,046,793	100.0%	$735.0	100.0%	$6.39

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors in this offering by $13.3 million and increase (decrease) the percent of total consideration paid by new investors in this offering by 1.5%, assuming no change to the number of shares offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered by us would increase (decrease) the total consideration paid by new investors in this offering by $15.0 million and increase (decrease) the percent of total consideration paid by new investors in this offering by 1.7%, assuming no change to the initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase additional common stock from the selling stockholder, the percentage of our common stock held by existing stockholders would be 80%, and the percentage of our common stock held by new investors would be 20%.

The number of shares to be outstanding after this offering is based on 101,713,460 common stock outstanding as of January 31, 2021 and excludes the following:

•

1,664,533 shares of common stock underlying stock options and/or restricted stock units that we expect to grant to certain employees and non-employee directors in connection with the consummation of this offering pursuant to the 2021 Equity Plan;

•	14,003,560 shares of common stock reserved for future issuance under the 2021 Equity Plan; and

•	1,250,509 shares of common stock authorized for sale under the 2021 ESPP, which will become effective prior to the completion of this offering.

Selected consolidated financial and other data

The following selected consolidated statements of operations data for the fiscal years ended July 31, 2019 and 2020 and the consolidated statements of financial position data as of July 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the six months ended January 31, 2020 and 2021 and the consolidated statements of financial position data as of January 31, 2021 from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial data set forth below have been prepared on the same basis as our audited consolidated financial statements, and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future and our interim results for the six months ended January 31, 2021 are not necessarily indicative of results to be expected for the year ended July 31, 2021, or any other period.

The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes. The tables presented should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated statements of operations data:

	Fiscal year ended July 31,		Six months ended January 31,
(in thousands, except share and per share data)	2019	2020	2020	2021
Net sales	$241,207	$270,648	$149,697	$175,295
Cost of sales	128,204	133,766	75,080	89,263

Gross profit	113,003	136,882	74,617	86,032
Selling, general and administrative expenses	65,741	65,908	36,547	34,276
Impairment loss	—	11,830	—	—
Casualty gain, net	(8,606)	(4,047)	(4,023)	(6,215)

Income from operations	55,868	63,191	42,093	57,971
Interest expense	20,937	17,924	9,684	7,192
Other expense (income), net	4,988	2,457	524	(2,814)

Total other expenses	25,925	20,381	10,208	4,378

Income before income taxes	29,943	42,810	31,885	53,593

Income tax expense	7,842	10,432	8,399	14,071

Net income	22,101	32,378	23,486	39,522

Less: Net (income) loss attributable to non-controlling interest	(4)	(1)	(5)	4

Net income attributable to The Duckhorn Portfolio, Inc.	$22,097	$32,377	$23,481	$39,526
Net Income per share of common stock attributable to common stockholders:
Basic and diluted	$0.22	$0.32	$0.23	$0.39
Weighted average shares of common stock outstanding:
Basic and diluted	101,713,460	101,713,460	101,713,460	101,713,460

Unaudited pro forma earnings per share

(Amounts in thousands, except share and per share amounts)	Year ended July 31, 2020	Six months ended January 31, 2021
Basic and diluted
Numerator:
Net income attributable to common shareholders	$32,377	$39,526
Pro forma adjustments(1)(2)	(3,351)	739

Pro forma net income attributable to common shareholders	$29,026	$40,265

Denominator:
Shares outstanding after giving effect to this offering	101,713,460	101,713,460
Shares sold in this offering used to repay Revolver Facility	5,398,219	5,398,219
Shares sold in this offering, as their proceeds were required to pay the distribution in excess of current year earnings	3,439,067	3,439,067

Total pro forma weighted average shares of common stock outstanding basic and diluted	110,550,746	110,550,746
Pro forma earnings per share basic and diluted	$0.26	$0.36

(1)	Reflects additional compensation expense of $7.1 million and $0.8 million related to the accelerated vesting of restricted stock for the year ended July 31, 2020 and six months ended January 31, 2021 respectively, assuming the offering occurred on August 1, 2019. The corresponding impact was a decrease in income tax expense of $1.7 million and $0.2 million using an estimated blended statutory income tax rate of 24.4% for the year ended July 31, 2020 and 26.3% for the six months ended January 31, 2021.
(2)	Reflects the net decrease to interest expense of $2.7 million and $1.8 million resulting from the use of $81.0 million in proceeds from this offering to reflect a partial repayment of the outstanding Revolver Facility for the year ended July 31, 2020 and the six months ended January 31, 2021. Pro forma interest expense was calculated using the effective interest method with a weighted average interest rate of 3.871%, assuming the repayment occurred on August 1, 2019. The corresponding impact was an increase in income tax expense of $0.7 million and $0.5 million using an estimated blended statutory income tax rate of 24.4% for the year ended July 31, 2020 and 26.3% for the six months ended January 31, 2021.

Consolidated balance sheet data:

	July 31,		January 31,
(in thousands)	2019	2020	2021
Cash	$3,765	$6,252	$9,274
Working capital(1)	222,024	228,906	261,471
Total assets	1,161,580	1,158,591	1,195,061
Long-term debt, including current maturities	415,969	378,948	366,680
Total liabilities	540,448	503,987	500,359
Total equity	621,132	654,604	694,702

(1)	Working capital is defined as total current assets, including cash, minus total current liabilities.

Non-GAAP financial data:

	Fiscal year ended July 31,		Six months ended January 31,
(in thousands)	2019	2020	2020	2021
Adjusted EBITDA(1)	$98,357	$105,080	$56,013	$65,900

(1)	Wherever presented in this prospectus, we define adjusted EBITDA as net income before interest, taxes, depreciation and amortization, non-cash equity-based compensation expense, purchase accounting adjustments, casualty losses or gains, impairment losses, changes in the fair value of derivatives and certain other items which are not related to our core operating performance.

Adjusted EBITDA is a key performance measure we use in evaluating our operational results. We believe adjusted EBITDA is a helpful measure to provide investors an understanding of how we regularly monitor our core operating performance, as well as how we make operational and strategic decisions in allocating resources. We believe adjusted EBITDA also provides management and investors consistency and comparability with our past financial performance and facilitates period to period comparisons of operations, as it eliminates the effects of certain variations unrelated to our overall performance. Adjusted EBITDA has certain limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduce their usefulness as comparative measures.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. In evaluating adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, net income (loss) attributable to The Duckhorn Portfolio, Inc., for the periods presented:

	Fiscal Year Ended July 31,						Six Months Ended January 31,
(in thousands)	2015	2016	2017	2018	2019	2020	2020	2021
Net income (loss) attributable to The Duckhorn Portfolio, Inc.	$9,559	$(2,132)	$(19,649)	$60,009	$22,097	$32,377	$23,481	$39,526
Interest expense	17,797	18,903	14,977	16,359	20,937	17,924	9,684	7,192
Income tax expense (benefit)	7,442	11,117	(5,538)	(36,391)	7,842	10,432	8,399	14,071
Depreciation and amortization expense	10,390	10,169	17,722	17,432	25,070	22,755	11,305	10,881

EBITDA	45,188	38,057	7,512	57,409	75,946	83,488	52,869	71,670
Purchase accounting adjustments(a)	(455)	(244)	18,949	19,486	19,771	5,457	4,595	1,323
Transaction expenses(b)	292	882	20,120	1,660	3,900	193	193	—
Impairment loss(c)	—	—	—	—	—	11,830	—	—
Change in fair value of derivatives	(116)	—	253	(1,171)	4,902	2,340	391	(2,827)
LIFO adjustments(d)	624	1,511	4,376	—	—	—	—	—
Equity-based compensation	2,800	21,400	11,858	—	1,126	1,154	578	576
Casualty gain, net(e)	—	—	—	—	(8,606)	(4,047)	(4,023)	(7,832)
Bulk wine loss, net(f)	—	—	—	—	—	2,815	1,078	—
Loss on debt extinguishment(g)	—	—	872	408	163	—	—	272
IPO preparation costs(h)	—	—	—	—	1,155	475	332	405
Wildfire costs(i)	—	—	—	—	—	—	—	1,617
COVID-19 costs(j)	—	—	—	—	—	1,375	—	696

Adjusted EBITDA	$48,333	$61,606	$63,940	$77,792	$98,357	$105,080	$56,013	$65,900

(a)	Purchase accounting adjustments relate to the impacts of prior business combination accounting for our acquisition by TSG in Fiscal 2017, our subsequent acquisitions of Calera and Kosta Browne in Fiscal 2018 and Fiscal 2019, respectively, and certain other transactions consummated prior to our acquisition by TSG, which resulted in fair value adjustments to deferred revenue, inventory and long-lived assets. Refer to “Management’s discussion and analysis of financial condition and results of operations—Other factors impacting the comparability of our results of operations” for further information.

(b)	Transaction expenses include legal and professional fees and change of control payments incurred in connection with our acquisition of Kosta Browne in August 2018 and our acquisition by TSG in Fiscal 2017. These expenses were incremental to our normal operating expenses and were directly related to the transactions.

(c)	Impairment loss relates to impairments for certain of the Company’s trade names identified in Fiscal 2020. The impairments were primarily the result of changes to the Company’s sales forecasts for certain of the Company’s ultra-luxury brands experiencing sales channel and consumer spending disruption due to the COVID-19 pandemic. The impairment charge was also impacted by an increase in the discount rate applied in the fair value calculations due to changes in economic outlook. See Note 6 (Goodwill and other intangible assets) to our consolidated financial statements for additional information.

(d)	LIFO adjustments relate to the impacts of the last-in, first-out (“LIFO”) inventory valuation methodology. Beginning in Fiscal 2018 we elected to change the method of accounting from LIFO to first-in, first-out (“FIFO”).

(e)	In Fiscal 2019, casualty gain was primarily comprised of the insurance proceeds in excess of recognized losses for the fiscal year due to flood damage at one of our wineries. In Fiscal 2020, casualty gain was primarily comprised of additional insurance proceeds received pursuant to our original claim for the flood event in Fiscal 2019. For the six months ended January 31, 2020 and 2021, we recognized net proceeds related to our insurance claim of $4.0 million and $7.8 million, respectively, offset by incremental costs due to flood remediation. The insurance claim was fully resolved in December 2020. See Note 16 (Casualty gain) to our consolidated financial statements and Note 13 (Casualty loss (gain)) to our unaudited condensed consolidated financial statements for the six months ended January 31, 2021 for additional information.

(f)	Bulk wine loss, net, primarily relates to net losses on bulk wine sold in the spot bulk markets at quantities and price points which were unusual and infrequent for our business. During Fiscal 2020 (during which the 2019 harvest occurred), we observed significant and unprecedented over-supply and price volatility in the bulk wine markets that resulted in premium tiers of bulk wine spot prices reaching historic lows. We have not historically sold a significant quantity of bulk wine into the spot bulk markets. However, during Fiscal 2020, we obtained alternative supply that we believe is of higher quality than certain bulk wine that we held at that time, and we responded by selling certain bulk quantities at a net loss. We do not to expect to engage in sales of significant amounts of bulk quantities to the bulk wine market, and therefore have excluded the loss from these sales from adjusted EBITDA as they are not indicative of our core operational performance.

(g)	Loss on debt extinguishment includes charges for unamortized deferred financing fees we recognized in connection with amendments to our Credit Facility. See Note 8 (Debt) to our consolidated financial statements for further information.

(h)	IPO preparation costs include professional fees incurred for outside consultants to advise us on legal, accounting and tax matters related to our preparation for becoming a public company, which are not directly attributable to an offering.

(i)	Wildfire costs include the cost of unharvested fruit that was damaged and rendered useless, charges we incurred to respond to imminent wildfire threat with fire-fighting crews to protect our assets, clean-up and smoke remediation expenses to restore operations at our tasting rooms after the fires, testing fees to evaluate our fruit for possible smoke damage, and washing or other grape processing costs prior to vinification to reduce the risk of smoke taint in finished wine. See Note 13 (Casualty loss (gain)) to our unaudited condensed consolidated financial statements for the six months ended January 31, 2021 for additional information. While we expect the potential for wildfires to be an ongoing risk to running an agricultural business in California, we believe the wildfires and related costs we experienced are not indicative of our core operating performance.

(j)	COVID-19 costs include certain incremental expenses incurred during the outbreak of the COVID-19 pandemic and the short-term closure mandates imposed by government officials in the jurisdictions in which we operate. These costs include tasting room expenses incurred during a period of mandatory closure and reduced capacity, salaries and severance expenses for certain employees and other immaterial costs to transfer inventory.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See “Cautionary note regarding forward-looking statements” included elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk factors” and elsewhere in this prospectus.

Overview

The Duckhorn Portfolio is the premier scaled producer of luxury wines in North America. We have delighted millions of consumers with authentic, high-quality, approachable wines for over four decades. Founded by our namesake Dan and Margaret Duckhorn in 1976, we began by pioneering Merlot wines in Napa Valley and now champion a curated and comprehensive portfolio of highly acclaimed luxury wines across multiple varietals, appellations, brands and price points. Our portfolio is focused exclusively on the desirable luxury segment, which we define as wines sold for $15 or higher per 750ml bottle, and is the fastest-growing segment of the wine market in the United States according to IRI data as of December 27, 2020.

We sell our wines in all 50 states and over 50 countries at prices ranging from $20 to $200 per bottle under a world-class luxury portfolio of winery brands, including Duckhorn Vineyards, Decoy, Kosta Browne, Goldeneye, Paraduxx, Calera, Migration, Canvasback, Greenwing and Postmark. Our wines have a strong record of achieving critical acclaim, vintage after vintage. Each winery brand boasts its own winemaking team to create distinct experiences for consumers, ensure product quality and continuity and galvanize sustainable farming practices. Beyond our winemaking teams is an organization comprised of passionate, talented employees, including a highly tenured executive team that has approximately 100 years of cumulative experience with Duckhorn.

We sell our wines to distributors and directly to retail accounts in California, which together comprise our wholesale channel, and directly to consumers through our DTC channel, which comprised over 20% of our sales in Fiscal 2019 and Fiscal 2020. Our powerful omni-channel sales model drives strong margins by leveraging long-standing relationships developed over the past forty years. We believe our iconic winery brands together with our scaled, quality-focused production, omni-channel distribution and dedicated employees, set the standard for North American luxury wine.

Key financial metrics

We use net sales, gross profit and adjusted EBITDA to evaluate the performance of our business, identify trends in our business, prepare financial forecasts and make capital allocation decisions. We believe the following metrics are useful in evaluating our performance, but adjusted EBITDA should not be considered in isolation or as a substitute for any other financial information depicting our results prepared in accordance with U.S. GAAP. Certain judgments and estimates are inherent in our processes to calculate these metrics.

	Fiscal year ended July 31,		Six months ended January 31,
(in thousands)	2019	2020	2020	2021
Net sales	$241,207	$270,648	$149,697	$175,295
Gross profit	$113,003	$136,882	$74,617	$86,032
Net income (loss) attributable to The Duckhorn Portfolio, Inc.	$22,097	$32,377	$23,481	$39,526
Adjusted EBITDA	$98,357	$105,080	$56,013	$65,900

Net sales

Our net sales represent revenues less discounts, promotions and excise taxes.

Gross profit

Gross profit is equal to our net sales less cost of sales. Cost of sales includes all wine production costs, winemaking, bottling, packaging, warehousing and shipping and handling costs. Our gross profit and gross profit margins on net sales are impacted by the mix of winery brands we sell in our portfolio. See “—Components of results of operation and key factors affecting our performance” for additional information.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income before interest, taxes, depreciation and amortization, non-cash equity-based compensation expense, purchase accounting adjustments, casualty losses or gains, impairment losses, changes in the fair value of derivatives and certain other items which are not related to our core operating performance. Adjusted EBITDA is a key metric we use to evaluate business performance in comparison to budgets, forecasts and prior year financial results, providing a measure that Management believes reflects the Company’s core operating performance.

For comparative periods presented, our primary operational drivers of adjusted EBITDA have been sustained sales growth in our wholesale channel and steady growth in our DTC channel, management of our cost of sales through our diversified supply planning strategy, and discipline over selling, general and administrative expenses relative to our sales growth.

See “Selected consolidated financial and other data—Non-GAAP financial data” for information regarding the use of adjusted EBITDA and the reconciliation to net income, the most directly comparable U.S. GAAP measure.

Key operating metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, measure our performance, formulate business plans and make strategic decisions. We believe the following metrics are useful in evaluating our business but should not be considered in isolation or, solely with respect to price / mix contribution, as a substitute for financial information prepared and presented in accordance with GAAP. Certain judgments and estimates are inherent in our processes to calculate these metrics.

Net sales percentage by channel

We calculate net sales percentage by channel as net sales made through our wholesale channel to distributors, through our wholesale channel directly to retail accounts in California and through our DTC channel, respectively, as a percentage of our total net sales. We monitor net sales percentage across these three routes to market to understand the effectiveness of our omni-channel distribution model and to ensure we are deploying resources effectively to optimize engagement with our customers across our complementary distribution channels.

	Fiscal year ended July 31,		Six months ended January 31,
	2019	2020	2020	2021
Wholesale—Distributors	59.4%	60.0%	62.5%	66.9%
Wholesale—California Direct to Retail	17.8%	18.9%	18.6%	16.9%
DTC	22.8%	21.1%	18.9%	16.2%

We experienced only small variations in net sales percentage by channel between Fiscal 2019 and Fiscal 2020. We typically experience an increase in net sales percentage for our wholesale—distributors channel in the first fiscal quarter of each fiscal year due to increased purchasing by distributors in anticipation of higher consumer demand during the holiday season. See “—Components of results of operation and key factors affecting our performance—Seasonality.” The variations in net sales percentage by channel between the six months ended January 31, 2020 and 2021 were largely driven by the impact of COVID-19. In particular, the increase in net sales percentage attributable to our wholesale—distributors channel and the decrease in net sales percentage attributable to our DTC channel for the six month comparison periods was primarily driven by (i) shifts in consumer purchasing and consumption patterns away from on-premise sales toward off-premise sales primarily serviced by our wholesale—distributors channel, (ii) a decrease in wholesale-California direct to retail due to a higher concentration of on-premise accounts experiencing sales declines of our higher-priced ultra-luxury wines and (iii) increased purchasing by our distributors in anticipation of increased off-premise demand during the holiday season in anticipation of ongoing COVID-19 related health and safety restrictions at on-premise sale locations. We expect that our channel mix will begin to normalize in future periods as consumer purchasing and consumption patterns return to normal following the COVID-19 pandemic.

Net sales percentage by brand

We calculate net sales percentage by brand as net sales for our Duckhorn Vineyards and Decoy winery brands and net sales for our other winery brands, respectively, as a percentage of our total net sales. We monitor net sales percentage by brand as an important measure of the sales mix contributed by our winery brands, Duckhorn Vineyards and Decoy, and our eight other complementary winery brands. We monitor net sales percentage by brand on an annual basis to normalize the impact of seasonal fluctuations in demand and sale cycles across our brands from quarter to quarter that we do not believe are reflective of the overall performance of our brands or our business. See “—Components of results of operation and key factors affecting our performance—Seasonality.”

	Fiscal year ended July 31,
	2019	2020
Duckhorn Vineyards & Decoy	71.1%	73.0%
Other Winery Brands	28.9%	27.0%

Net sales percentage by brand attributable to Duckhorn Vineyards and Decoy increased slightly from Fiscal 2019 to Fiscal 2020, primarily as a result of the continued growth in consumer demand for those brands. We expect Duckhorn Vineyards and Decoy to continue to drive the substantial majority of our net sales in future periods.

Net sales growth contribution

Net sales growth is defined as the percentage increase of net sales in the period compared to the prior period. Net sales growth contribution is calculated based on the portion of changes in net sales for a given period that is driven by two factors: changes in sales volume and changes in sales price and mix. Volume contribution presents the percentage increase in cases sold in the current period compared to the prior period. Price / mix contribution presents net sales growth less volume contribution and reflects that, in addition to changes in sales volume, changes in net sales are primarily attributable to changes in sales price and mix.

	Fiscal year ended July 31,		Six months ended January 31,
	2019	2020	2020	2021
Net sales growth	22.9%	12.2%	14.5%	17.1%
Volume contribution	11.5%	19.9%	20.7%	25.4%
Price / mix contribution	11.4%	(7.7)%	(6.3)%	(8.3)%

For Fiscal 2020 and the six months ended January 31, 2021, growth in net sales was attributable to strong volume contribution and partially offset by negative price / mix contribution, demonstrating that increased sales volumes continues to be the primary driver of our net sales growth. We typically experience lower or negative price / mix contribution in the first half of each fiscal year due to a seasonal increase in net sales percentage for our wholesale—distributors channel during the period. See “—Net sales percentage by channel.” The negative price / mix contribution for Fiscal 2020, and the additional decrease in price / mix contribution for the six months ended January 31, 2021 compared to the six months ended January 31, 2020, were primarily attributable to (i) increases in sales of our luxury winery brands, which sell at lower average sales prices than our ultra-luxury winery brands, (ii) decreases in average selling prices as a result of the COVID-19 pandemic-driven shift away from on-premise sales, which have historically accounted for a larger portion of sales of our higher priced ultra-luxury wines and (iii) our consistent use of distributor and retail sales discounts and promotions in our wholesale channel to maintain and to capture market share, which presented downward pressure on price / mix contribution given the increase in net sales from our wholesale channel relative to total net sales during the periods. We expect that price / mix contribution will begin to revert toward historical levels as consumption and purchasing habits return to normal following the COVID-19 pandemic, but we expect that volume contribution will continue to be the primary driver of changes in our net sales in future periods.

Components of results of operation and key factors affecting our performance

Net sales

Our net sales consist primarily of wine sales to distributors and directly to retail accounts in California, which together comprise our wholesale channel, and directly to individual consumers through our DTC channel. Net sales generally represent wine sales and shipping, when applicable. Sales are generally recorded at the point of shipment and are recorded net of returns, consideration provided to customers through various incentive programs, other promotional discounts and excise taxes.

We refer to the volume of wine we sell in terms of cases, each of which represents a standard 12 bottle case of wine (in which each bottle has a volume of 750 milliliters). Cases sold represent wine sales through our wholesale and DTC channels. Depletions, in turn, represent sell-through from our distributors, including our California wholesale sales channel, to retail accounts nationally.

The following factors and trends in our business have driven net sales growth over the past two fiscal years and are expected to be key drivers of our net sales growth for the foreseeable future:

•

Further leverage brand strength. We believe our comprehensive growth plan will continue to increase brand awareness and grow sales of our winery brands to our existing consumer base and a new generation of consumers. This plan is made possible by our omni-channel platform, which enables us to grow, both through increased volume with existing and new customers and accounts as well as through periodic price increases, particularly on our higher end, smaller lot DTC wines.

•

Insightful and targeted portfolio evolution. Our curated portfolio and historical growth result from long-term dedication to continuous evolution and alignment with the luxury wine consumer. We believe we can drive additional sales through our wholesale and DTC channels. As we continue to scale, we believe our growth mindset, coupled with our differentiated production and distribution platform, will enable us to adapt and remain at the forefront of our industry. For example, we launched a line of premium Decoy-branded wine-based seltzers in February 2021, which we believe will have broad appeal to current Decoy wine drinkers and capture an incremental drinking occasion in this dynamic category.

•

Distribution expansion and acceleration. Purchasing by distributors and loyal accounts that continue to feature our wines are key drivers of net sales. We plan to continue broadening distribution of the wines in our portfolio as well as increase the volume of wine sold to existing accounts. We believe our long-standing existing commercial relationships coupled with exceptional portfolio strength position us to capture distribution growth opportunities and accelerate sales to existing distributors and retail accounts in California.

•

Continued investment in DTC channel. We expect to continue to invest in our DTC channel, leveraging wine clubs and brand-specific tasting rooms to engage with our consumers, create brand evangelists and drive adoption across our portfolio.

•

Opportunistic evaluation of strategic acquisitions. Our strategic and opportunistic approach to evaluating acquisitions has led to the successful acquisition of two winery brands in the past three years: Kosta Browne and Calera. While our growth and success are not contingent upon future acquisitions, we believe our team has the capabilities and track record both to execute and integrate meaningful acquisitions when opportunities arise to create stockholder value.

Our net sales growth has outpaced luxury wine growth rates in the U.S. wine industry every year since 2012, and because of these growth drivers, we expect that trend to continue for the foreseeable future.

The primary market for our wines is the United States, which represented approximately 95% of our net revenue in Fiscal 2019 and Fiscal 2020. Accordingly, our results of operations are primarily dependent on U.S. consumer discretionary spending.

Sales channels

Our sales and distribution platform is based on long-standing relationships with a highly-developed network of distributor accounts in all U.S. states (except California, where we sell directly to retail accounts) and in over 50 countries globally. We also have developed strong relationships with consumers who buy our wines directly from us in the DTC channel. Channel mix can affect our performance and results of operations, particularly gross profit and gross profit margin.

•

Wholesale channel. Consistent with sales practices in the wine industry, sales to retailers in California and to distributors in other states occur below SRP. We work closely with our distributors to increase the volume of our wines and number of products that are sold by the retail accounts in their respective territories. In California, where we make sales directly to retail accounts, we benefit from greater control over our sales and higher profit margins by selling directly to retailers in the state. Our wholesale channel comprises a greater proportion of our net sales than our DTC channel.

•

DTC channel. Wines sold through our DTC channels are generally sold at SRP. Our DTC channel continues to grow as a result of a number of factors, including expanding e-commerce capabilities, which has been a focus of our investment.

Wholesale channel sales made on credit terms generally require payment within 90 days of delivery, and a substantial majority are collected within 60 days. In periods where the net sales channel mix reflects a greater concentration of wholesale sales (which typically occurs in our first and second fiscal quarters), we typically experience an increase in accounts receivable for the period to reflect the change in sales mix, with payment collections in the subsequent period generally reducing accounts receivable and having a positive impact on cash flows in such subsequent period.

While we seek to increase sales in both channels, we expect that our future sales will continue to be substantially comprised of sales in the wholesale channel. We intend to maintain and strengthen our long-standing relationships within our network of distributors, which we believe will be critical to our continued growth and success. In the wholesale channel, we are positioned as a one-stop luxury and ultra-luxury wine shop, offering a diverse mix of high-quality winery brands and varietals at varying luxury and ultra-luxury price points. We believe this strategy will enable us to continue increasing our share of the wholesale luxury and ultra-luxury wine market in the future, as customers will have greater opportunity to engage with and experience wines across our broad portfolio. We continue to innovate with new products at all price points within the portfolio. We strive to enhance customer engagement and increase sales as new customers encounter our wines and existing customers trade up to higher-priced wines.

Our sales mix within our wholesale channel has shifted in favor of off-premise sales while on-premise sales have experienced variability during the COVID-19 pandemic, which began impacting our sales in March 2020. Our responses to periods of historical disruption in the wholesale channel have focused on strengthening relationships with our accounts and distributors, introducing new products and maintaining and strengthening our winery brand engagement. We believe this approach has enabled us to strengthen our portfolio and increase our market share relative to competitors during this period of market disruption.

We routinely offer sales discounts and promotions through various programs to distributors around the country and retail accounts in California. These programs, where permissible, include volume-based discounts on sales orders, depletion-based incentives we pay distributors and certain other promotional activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total sales in order to arrive at reported net sales. While our promotional activities may result in some variance in total net sales from quarter to quarter, historically, the total impact of such activities on annual net sales has been generally stable, and we expect this trend to continue in the future.

In the DTC channel, our holistic approach to consumer engagement both online and offline is supported by an integrated e-commerce platform and portfolio wine shop, seven distinctive tasting room experiences located throughout Northern California and Washington, and several award-winning wine clubs, all of which enable us to cross-sell wines within our portfolio. These strategies are designed to maximize each winery brand and property while driving awareness for the Company’s other world-class wines and properties, resulting in more and deeper customer connections. We strive to evolve our offerings, experiences and communication to match the generational shifts in wine engagement preferences and related purchasing decisions. In addition, we anticipate that our holistic consumer engagement approach will help our DTC sales remain strong through the near-term impact of the COVID-19 pandemic on consumer purchasing behaviors.

Increasing customer engagement is a key driver of our business and results of operations. We continue to invest in our DTC channel and in performance marketing to drive customer engagement. In addition to developing new product offerings and cross-selling wines in our portfolio of winery brands, we focus on increasing customer conversion and customer retention. As we continue to invest in enhancing our DTC channel, we expect to continue to increase customer engagement, which we believe will result in greater customer satisfaction and retention.

Seasonality

Our net sales are typically highest in the first half of our fiscal year due to increased consumer demand around major holidays. Net sales seasonality differs for wholesale and DTC channels, resulting in quarterly seasonality in our net sales that depends on the channel mix for that period. We typically experience a higher concentration of sales through our wholesale channel during our first and second fiscal quarters due to increased purchasing by distributors in anticipation of higher consumer demand during the holiday season, which has the effect of lowering average selling prices as a result of the use of distributor and retail sales discounts and promotions in our wholesale channel. See “—Key operating metrics.” In Fiscal 2020, our net sales in the first, second, third and fourth fiscal quarters represented approximately 26.9%, 28.4%, 25.4% and 19.3%, respectively, of our total net sales for the year. In Fiscal 2019, our net sales in the first, second, third and fourth fiscal quarters represented approximately 26.7%, 27.5%, 26.1% and 19.7%, respectively, of our total net sales for the year.

Gross profit

Gross profit is equal to our net sales, minus our cost of sales. Cost of sales includes grape and bulk wine purchase costs. For grapes we grow, cost of sales includes amounts incurred to develop and farm the vineyards we own and lease. Cost of sales also includes all winemaking and processing charges, bottling, packaging, warehousing and shipping and handling. Costs associated with storing and maintaining wines that age longer than one year prior to sale continue to be capitalized until the wine is bottled and available for sale.

Gross profit improved from $113.0 million in Fiscal 2019 to $136.9 million in Fiscal 2020. As we continue to grow our business in the future, we expect gross profit to increase as our sales grow and as we effectively manage our cost of sales, subject to any future unexpected volatility in the grape and bulk wine markets and increased seasonal labor costs. Additionally, we expect gross profit as a percentage of net sales to remain consistent with historical levels or to improve to the extent we observe a return to normalized consumer spending behavior across the industry and within our business, particularly with respect to on-premise sales in the wholesale channel, which would favorably influence our gross profit margins on net sales.

Agribusiness

We have developed a diversified sourcing and production model, supported by our eight wineries and 22 world-class and strategically located Estate vineyards and strong relationships with quality-oriented growers. In addition, our sourcing model includes the purchase of high-quality bulk wine from established suppliers to add a highly flexible element of diversity to our supply model. Generally, over 85% of our total production is sourced from third-party growers and, to a significantly lesser extent, the bulk wine market. Our ability to adjust the composition of a particular vintage among our grape and bulk wine sourcing supply channels allows us to tailor inputs based on varying market or seasonal factors, which we believe enables us to produce the highest possible quality wine while optimizing gross profit.

Consistent with other agriculture enterprises, the cost of our wine fluctuates due to annual harvest yields, which vary due to weather and other events. In addition to agricultural factors, price volatility in the grape and bulk wine markets, competition for supply and seasonal labor costs also impact our cost of sales. We may continue to experience fluctuations in the costs of producing wine, which could impact our gross profit.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of selling expenses, marketing expenses and general and administrative expenses. Selling expenses consist primarily of direct selling expenses in our wholesale and DTC channels, including payroll and related costs, product samples and tasting room operating costs, including processing fees and outside services. Marketing expenses consist primarily of advertising costs to promote winery brand awareness, customer retention costs, payroll and related costs. General and administrative expenses consist primarily of payroll and related costs, administrative expenses to support corporate functions, legal and professional fees, depreciation, accounting and information technology, tenancy expenses and other costs related to management. Although we expect selling, general and administrative expenses to increase as sales and related support needs expand, we expect our sales growth rate to outpace the rate of increased selling, general and administrative expenses as we achieve further efficiencies of scale. We also expect to incur greater selling, general and administrative expenses as a result of operating as a publicly traded company.

Other expenses

Other expenses consist primarily of interest expense we incur on balances outstanding under the terms of our Credit Facility and unrealized gains or losses on our derivative instruments.

Income tax expense

Income tax expense consists of federal and state taxes payable to various federal, state and local tax authorities.

Inventory lifecycle

Grape growing on our Estate vineyards

Although generally over 85% of our wine is typically derived from grapes grown by third party growers and, to a significantly lesser extent, bulk wine we purchase, the remainder is sourced from our Estate vineyards that we own or lease. Once a vineyard reaches consistent yield levels, approximately three to five years after planting, it will generally produce a relatively consistent amount of fruit for approximately 15 to 25 years, at which time blocks of the vineyard will gradually be replanted in stages after a period of lying fallow. The length of time between initial investment and ultimate sale of our Estate wines, coupled with the ongoing investment required to produce quality wine, is not typical of most agricultural industries. In the future, as our business grows, we expect Estate vineyards to represent a smaller relative share of our overall sourcing model.

Harvest-to-release

Of the total case volume we produce and sell, the majority is comprised of red wines from grape varietals such as Cabernet Sauvignon, Pinot Noir and Merlot, which can have production lifecycles spanning months and years from harvest until the time the wine is released, depending on the aging requirements prescribed by the winemakers responsible for each of our winery brands. Our red wines generally have a harvest-to-release inventory lifecycle that can range from 15 to 48 months. Our white, rosé and sparkling wines generally have a harvest-to-release inventory lifecycle that can range from five to 35 months. During aging and storage, we continue to capitalize overhead costs into the carrying value of the wine.

Given the long-term nature of our investment, grape purchasing and bulk wine purchasing decisions, our production planning processes are designed to mitigate the risk of over-supply by sourcing a portion of our production needs in the spot markets to the degree appropriate based on winery brand and vintage. This opportunistic approach to grape purchases also helps us reduce our exposure to future grape price volatility.

Other factors impacting the comparability of our results of operations

Impacts of COVID-19

In March 2020, the World Health Organization declared a global pandemic due to the spread of COVID-19, the disease caused by a novel strain of coronavirus. While governmental authorities implemented measures limiting the activities of businesses and individuals to reduce the spread of COVID-19, wine producers in the United States are classified as essential businesses, which enabled us to continue producing and selling our wine. Our operational response for the safety of our employees and the individuals with whom we work was to adapt our policies and protocols to meet applicable federal, state and local requirements, which we continue to revise as appropriate.

Historically, our ultra-luxury winery brands, which deliver higher gross profit margins, generally sell in larger volumes on-premise than our luxury winery brands, which typically see higher sales volumes at off-premise retailers. At the outset of the COVID-19 pandemic, we experienced a significant decrease in sales of ultra-luxury wines on-premise and a significant increase of sales of ultra-luxury and luxury wines off-premise. As the economy reopens following the COVID-19 pandemic, we expect on-premise sales to increase from their pandemic lows, which we believe will result in further increased sales of our ultra-luxury winery brands. At the same time, the significant growth in off-premise sales that we are experiencing during the pandemic may be tempered and the rate of growth may marginally slow at off-premise retailers. We believe that the diverse offerings of The Duckhorn Portfolio, which include a broad spectrum of price points, mitigates some of the risk to our future operations in periods in which the on- and off-premise relative mix fluctuates.

During the pandemic our tasting rooms have experienced lower tasting fee revenue due to closed or reduced capacities in order to comply with applicable regulations despite sustained operating levels of expenses, primarily comprised of tasting room operating expenses during periods of capacity restrictions or mandatory closure. Conversely, e-commerce sales increased substantially as customers sought to purchase our wines in a manner that reduced human contact. We believe that our tasting rooms will see significant increases in tasting fee revenue as the pandemic wanes, tourism increases and regulations addressing occupancy are eased. At the same time, we believe that customers who used e-commerce platforms to purchase our wines will continue to enjoy the convenience of those platforms to purchase wines from The Duckhorn Portfolio.

Impact of wildfires

During Fiscal 2020 and the first quarter of Fiscal 2021, several wildfires occurred in Northern California. These fires have adversely affected industry grape supplies, though the full extent is not yet known. Other than smoke taint to grapes that had not been harvested, our own vineyards did not sustain damage during the fires. However, smoke and fire damage to vineyards in the primary regions and markets where we source fruit rendered some of the available grapes unacceptable for the Company’s production needs, and the evaluation is ongoing. In response, we have taken steps to obtain alternative sources of supply that we believe will substantially mitigate the impact of the fires on our supply. Wildfires and smoke damage to grape yields in 2020 and in future vintages could result in changes to our production plan, changes to the quantity or release timing of expected case sales in our sales forecast, and changes to future gross profit margins as compared to prior periods. We cannot yet estimate the full impact of wildfire-related disruption to the 2020 harvest, nor can we estimate the potential future impact on our sales for the fiscal years in which the 2020 vintage would be available for sale. Repeated instances of wildfires disrupting overall grape supply may result in significant price volatility, which could also impact our business.

We continue to enhance our wildfire response plan and to mitigate the supply risk associated with wildfires in the following ways:

•	our diversified sourcing strategy, with a mix of our owned or leased Estate properties and high-quality grower contracts, covers a wide geographic footprint across California and Washington; and

•

we have assembled a team of winemakers and operational leadership with deep industry experience, enabling us to respond effectively to supply disruption in our active grape sourcing markets or to expand into new sourcing markets if needed.

Impacts of purchase accounting due to prior acquisitions

We were acquired by TSG in Fiscal 2017, and subsequently completed acquisitions of Calera and Kosta Browne in Fiscal 2018 and Fiscal 2019, respectively. In applying business combination accounting pursuant to U.S. GAAP authoritative literature in connection with each of these transactions, we recorded acquired assets and liabilities at their fair values. The impacts of these purchase accounting adjustments primarily resulted in reductions to deferred revenue, increases to inventory, increases to long-lived assets and recognition of indefinite-lived intangible assets and definite-lived intangible assets which amortize over their assigned useful lives ranging from 9 to 14 years. See Note 3 (Acquisitions) and Note 6 (Goodwill and other intangible assets) to our consolidated financial statements for additional information.

In Fiscal 2019 and Fiscal 2020, the effects of purchase accounting adjustments on our operational performance caused our pre-tax income from operations to be lower than we would otherwise have recognized due to reduced revenue for the fair value adjustment to deferred revenue, increased cost of sales due to step-up on inventory and increased operating expenses due to step-up depreciation on property and equipment and amortization of definite-lived intangible assets. The table below reflects the line items of our Consolidated Statements of Operations impacted by these purchase accounting adjustments:

	Fiscal year ended July 31,		Six months ended January 31,
(in thousands)	2019	2020	2020	2021
Purchase accounting adjustment to deferred revenue	$(1,875)	$—	$—	$—

Impact of purchase accounting on net sales	(1,875)	—	—	—
Purchase accounting adjustments to cost of sales	17,896	5,457	4,595	1,323

Impact of purchase accounting on gross profit	(19,771)	(5,457)	(4,595)	(1,323)
Amortization of customer relationships and other intangible assets	7,683	7,683	3,842	3,842

Impact of purchase accounting on selling, general and administrative expenses	7,683	7,683	3,842	3,842

Impact of purchase accounting on income before income taxes	$(27,454)	$(13,140)	$(8,437)	$(5,165)

Casualty gain

In February 2019, one of our wineries experienced a flood resulting in damages to inventory, machinery and equipment, and site improvements. As a result of the flood, we filed an insurance claim which was settled in

December 2020 for $32.5 million. The casualty gain consists of payments we received from our insurer throughout Fiscal 2019 and Fiscal 2020 in excess of recognized losses.

Equity-based compensation

Vesting of certain of our Class M Common Units is expected to accelerate upon the occurrence of this offering. In addition, we expect to grant employees, non-employee directors and other service providers restricted stock units and/or options with respect to an aggregate of 1,664,533 shares of our common stock in connection with the consummation of this offering. We expect to recognize $8.4 million of additional equity-based compensation expense in connection with the impact of this offering on the vesting of certain outstanding Class M Common Units during the third quarter of Fiscal 2021. Any such additional equity-based compensation expense will be included in cost of sales or selling, general and administrative expenses for the period, as applicable.

Results of operations

The following table sets forth our results of operations for the periods presented and expresses the relationship of each line item shown as a percentage of net sales for the periods indicated. The table below should be read in conjunction with the corresponding discussion and our audited annual consolidated financial statements, our unaudited condensed consolidated financial statements and related footnotes included elsewhere in this prospectus:

	Fiscal year ended July 31,				Six months ended January 31,
(in thousands, except percentages)	2019		2020		2020		2021
Net sales	$241,207	100.0%	$270,648	100.0%	$149,697	100.0%	$175,295	100.0%
Cost of sales	128,204	53.2	133,766	49.4	75,080	50.2	89,263	50.9

Gross profit	113,003	46.8	136,882	50.6	74,617	49.8	86,032	49.1
Selling, general and administrative expenses	65,741	27.3	65,908	24.4	36,547	24.4	34,276	19.6
Impairment loss	—	—	11,830	4.4	—	—	—	—
Casualty gain, net	(8,606)	(3.6)	(4,047)	(1.5)	(4,023)	(2.7)	(6,215)	(3.5)

Income from operations	55,868	23.2	63,191	23.3	42,093	28.1	57,971	33.1
Interest expense	20,937	8.7	17,924	6.6	9,684	6.5	7,192	4.1
Other expense (income), net	4,988	2.1	2,457	0.9	524	0.4	(2,814)	(1.6)

Total other expenses	25,925	10.7	20,381	7.5	10,208	6.8	4,378	2.5

Income before income taxes	29,943	12.4	42,810	15.8	31,885	21.3	53,593	30.6

Income tax expense	7,842	3.3	10,432	3.9	8,399	5.6	14,071	8.0

Net income	22,101	9.2	32,378	12.0	23,486	15.7	39,522	22.5

Less: Net (income) loss attributable to non-controlling interest	(4)	—	(1)	—	(5)	—	4	—

Net income attributable to The Duckhorn Portfolio, Inc.	$22,097	9.2%	$32,377	12.0%	$23,481	15.7%	$39,526	22.5%

Comparison of the six months ended January 31, 2020 and 2021

Net sales

	Six months ended January 31,		Change
(in thousands, except percentages)	2020	2021	$	%
Net sales	$149,697	$175,295	$25,598	17.1%

Net sales for the six months ended January 31, 2021 increased $25.6 million, or 17.1%, to $175.3 million compared to $149.7 million for the six months ended January 31, 2020. This increase was primarily driven by higher sales to wholesale accounts net of increased discounts, which contributed to sales growth and steady sell-through of inventory by distributors and retail accounts.

Cost of sales

	Six months ended January 31,		Change
(in thousands, except percentages)	2020	2021	$	%
Cost of sales	$75,080	$89,263	$14,183	18.9%

Cost of sales increased by $14.2 million, or 18.9%, to $89.3 million for the six months ended January 31, 2021 compared to $75.1 million for the six months ended January 31, 2020, with the increase directly driven by higher sales and decreased step-up cost of wine sold for the period.

Gross profit

	Six months ended January 31,		Change
(in thousands, except percentages)	2020	2021	$	%
Gross profit	$74,617	$86,032	$11,415	15.3%

Gross profit increased $11.4 million, or 15.3%, to $86.0 million for the six months ended January 31, 2021 compared to $74.6 million for the six months ended January 31, 2020. The change in gross profit was primarily the result of:

•	higher sales volume; and

•

a reduction in step-up cost of wine sold for the six months ended January 31, 2021 versus the same period prior year, due to lower balances of remaining inventory with associated step-up from purchase accounting in previous periods.

Gross profit margin was 49.1% for the six months ended January 31, 2021 compared to 49.8% for the six months ended January 31, 2020, depicting the shift in sales mix in favor of luxury wines sold in the wholesale channel for the first six months of Fiscal 2021.

Operating expenses

Selling, general and administrative expenses

	Six months ended January 31,		Change
(in thousands, except percentages)	2020	2021	$	%
Selling expenses	$19,485	$16,727	$(2,758)	(14.2)%
Marketing expenses	4,430	3,925	(505)	(11.4)
General and administrative expenses	12,632	13,624	992	7.9

Total selling, general and administrative expenses	$36,547	$34,276	$(2,271)	(6.2)%

Selling, general and administrative expenses decreased $2.3 million, or 6.2%, to $34.3 million for the six months ended January 31, 2021 compared to $36.5 million for the six months ended January 31, 2020, largely driven by a reduction in selling expenses.

Selling expenses were lower for the first six months of Fiscal 2021 versus the same period in Fiscal 2020 due to reduced business travel and the related costs of in-person sales activities that have been constrained due to COVID-19 restrictions in key markets where we operate. We typically expect selling expenses to follow our sales growth as the activities are intended to generate revenues. Marketing expenses were down $0.5 million for the comparative periods due to a reduction in marketing and promotional events during the pandemic. Total selling, general and administrative expenses decreased as a percentage of net sales from 24.4% to 19.6% for the periods ended January 31, 2020 and 2021, respectively, coming more in line with historical averages, though we expect this trend to normalize with a broader economic reopening.

Casualty gain, net

	Six months ended January 31,		Change
(in thousands, except percentages)	2020	2021	$	%
Casualty gain, net	$(4,023)	$(6,215)	$(2,192)	54.5%

Casualty gain increased by $2.2 million, or 54.5%, to $6.2 million for the six months ended January 31, 2021 compared to $4.0 million for the six months ended January 31, 2020. The increase was primarily due to insurance proceeds received related to flood damages totaling $8.1 million in the second quarter of Fiscal 2021, partially offset by losses related to the 2020 fires in our first fiscal quarter of Fiscal 2021 resulting in fruit damage and other direct costs, compared to $4.3 million of insurance proceeds received in the second quarter of Fiscal 2020. See Note 16 (Casualty gain) and Note 13 (Casualty loss (gain)) to our consolidated annual financial statements and our condensed consolidated financial statements, respectively, for further information.

Other expenses

	Six months ended January 31,		Change
(in thousands, except percentages)	2020	2021	$	%
Interest expense	$9,684	$7,192	$(2,492)	(25.7)%
Other expense (income), net	524	(2,814)	(3,338)	(637.0)

Total other expenses, net	$10,208	$4,378	$(5,830)	(57.1)%

Other expenses decreased by $5.8 million, or 57.1%, to $4.4 million for the six months ended January 31, 2021 compared to $10.2 million for the six months ended January 31, 2020. The change in our other expenses was primarily driven by a reduction to interest expense due to lower debt balances outstanding for the period, in conjunction with lower average interest rates on our variable rate debt. See “—Liquidity and capital resources” for discussion of our Credit Facility. The downward pressure on LIBOR also reduced the liability balance of our interest rate swap, resulting in a gain for the six months of Fiscal 2021.

Income tax expense

	Six months ended January 31,		Change
(in thousands, except percentages)	2020	2021	$	%
Income tax expense	$8,399	$14,071	$5,672	67.5%

Income tax expense increased $5.7 million, or 67.5%, to $14.1 million for the six months ended January 31, 2021 compared to $8.4 million for the six months ended January 31, 2020. The change in our income tax expense was primarily driven by an increase in taxable income due to profitable operating results for the period.

Comparison of the fiscal years ended July 31, 2019 and 2020

Net sales

	Fiscal year ended July 31,		Change
(in thousands, except percentages)	2019	2020	$	%
Net sales	$241,207	$270,648	$29,441	12.2%

Total net sales increased by $29.4 million, or 12.2%, from Fiscal 2019 to Fiscal 2020, fueled by growth in our wholesale channel and consistent sell-through depletion of distributor and retailer inventory during the year. Wholesale sales accounted for a proportionately greater portion of growth in the back half of Fiscal 2020 as compared to Fiscal 2019 given the impact of the pandemic, driving higher sales that were partially offset by higher discounts as compared to the prior year and resulting in a lower average net sales price per case sold.

Cost of sales

	Fiscal year ended July 31,		Change
(in thousands, except percentages)	2019	2020	$	%
Cost of sales	$128,204	$133,766	$5,562	4.3%

Total cost of sales increased by $5.6 million, or 4.3%, from Fiscal 2019 to Fiscal 2020, primarily due to an increase in cost of wine sold of $13.4 million given higher sales volume for the year, increased delivery and warehousing costs of $1.7 million due to increased sales, and a $2.9 million increase in cost of bulk wine sold, partially offset by a $12.4 million decrease in step-up cost of wine sold as compared to prior year due to the lessening impact of purchase accounting adjustments in connection with the Kosta Browne acquisition.

Gross profit

	Fiscal year ended July 31,		Change
(in thousands, except percentages)	2019	2020	$	%
Gross profit	$113,003	$136,882	$23,879	21.1%

Gross profit increased $23.9 million, or 21.1% from Fiscal 2019 compared to Fiscal 2020 due to higher sales and lower impact in Fiscal 2020 due to step-up on inventory from purchase accounting. Gross profit margin improved from 46.8% in Fiscal 2019 to 50.6% in Fiscal 2020.

Operating expenses

Selling, general and administrative expenses

	Fiscal year ended July 31,		Change
(in thousands, except percentages)	2019	2020	$	%
Selling expenses	$31,322	$35,085	$3,763	12.0%
Marketing expenses	6,661	6,801	140	2.1
General and administrative expenses	27,758	24,022	(3,736)	(13.5)

Total selling, general and administrative expenses	$65,741	$65,908	$167	0.3%

Total selling, general and administrative expenses increased by $0.2 million from Fiscal 2019 to Fiscal 2020. Within selling, general and administrative expenses, we experienced an increase in our selling expenses of $3.8 million, primarily driven by an increase in salaries and related expenses. The increased expense resulted in part from increased headcount to support increased sales volumes, as well as an increase in direct selling activities to generate sales growth. This was offset by a decrease in our general and administrative expenses predominantly due to transaction costs surrounding the Kosta Browne acquisition of $3.9 million recorded in Fiscal 2019, compared to $0.2 million in Fiscal 2020.

Impairment loss

	Fiscal year ended July 31,		Change
(in thousands, except percentages)	2019	2020	$	%
Impairment loss	$—	$11,830	$11,830	100.0%

Contributing to an increase in operating expenses in Fiscal 2020 was an impairment charge we recorded for certain trade names in the amount of $11.8 million. The impairment was driven by reductions to our sales forecasts for certain of our ultra-luxury winery brands experiencing sales channel and consumer spending disruption due to the COVID-19 pandemic, as well as changes in discount rates. See Note 6 (Goodwill and other intangible assets) to our consolidated annual financial statements for additional information.

Casualty gain, net

	Fiscal year ended July 31,		Change
(in thousands, except percentages)	2019	2020	$	%
Casualty gain, net	$(8,606)	$(4,047)	$4,559	(53.0)%

The casualty gain in both Fiscal 2019 and Fiscal 2020, related to a flood at one of our wineries, decreased by $4.6 million, or 53.0%, from Fiscal 2019 to Fiscal 2020. The casualty gain represents insurance proceeds we received in amounts that exceeded our recorded losses for each period presented. See Note 16 (Casualty gain) to our consolidated annual financial statements for additional information.

Other expenses

	Fiscal year ended July 31,		Change
(in thousands, except percentages)	2019	2020	$	%

Interest expense	$20,937	$17,924	$(3,013)	(14.4)%
Other expense, net	4,988	2,457	(2,531)	(50.7)

Total other expenses	$25,925	$20,381	$(5,544)	(21.4)%

Total other expenses decreased by $5.5 million, or 21.4%, from Fiscal 2019 to Fiscal 2020. Interest expense decreased by $3.0 million or 14.4% for Fiscal 2020 compared to Fiscal 2019 primarily due to an overall decrease in the LIBOR-based interest rate on our Credit Facility as well as a net reduction of our outstanding debt balances during the year. Other expense, net decreased by $2.5 million, or 50.7%, from Fiscal 2019 to Fiscal 2020 due to unrealized gains in the interest rate swap balance we use to hedge our exposure to floating interest rates on our Credit Facility. See “—Liquidity and capital resources” for additional information.

Income tax expense

	Fiscal year ended July 31,		Change
(in thousands, except percentages)	2019	2020	$	%
Income tax expense	$7,842	$10,432	$2,590	33.0%

Income tax expense increased $2.6 million, or 33.0%, from Fiscal 2019 to Fiscal 2020, directly related to an increase in our taxable income, offset by a slight decrease in our effective tax rate from 26.1% in Fiscal 2019 to 24.4% in Fiscal 2020. Income tax expense of $10.4 million for the year ended July 31, 2020 (an effective tax rate of 24.4%) differs from the expected tax expense (computed by applying the current U.S. Federal corporate tax rate of 21% to earnings before taxes) primarily due to state income taxes and non-deductible equity-based compensation costs.

Income tax expense of $7.8 million for the year ended July 31, 2019 (an effective tax rate of 26.1%) differs from the expected tax expense (computed by applying the current U.S. federal corporate tax rate of 21% to earnings before taxes) primarily due to state income taxes as well as non-deductible expenses related to transaction costs incurred for the Kosta Browne acquisition and equity-based compensation.

The Kosta Browne acquisition transaction costs accounted for 193 basis points of our effective tax rate in Fiscal 2019. See Note 11 (Income taxes) to our consolidated annual financial statements for additional information on our effective tax rate and the reconciliation to the expected federal statutory rate.

Quarterly results of operations and other financial and operational data

The following tables set forth selected unaudited quarterly results of operations and other financial and operational data for the eight quarters ended January 31, 2021, as well as the percentage that each line item represents of net sales. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus. We believe the quarterly information presented includes all appropriate adjustments necessary for the fair statement of our consolidated results of operation for these periods. This data should be read in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. Our quarterly results of operations are not necessarily indicative of the operating results for any future period, and future results will vary.

(in thousands)	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021
Net sales	$62,902	$47,524	$72,704	$76,993	$68,720	$52,231	$91,638	$83,657
Cost of sales	33,097	23,851	36,400	38,680	32,378	26,308	47,363	41,900

Gross profit	29,805	23,673	36,304	38,313	36,342	25,923	44,275	41,757
Selling, general, and administrative expenses	15,584	16,373	18,443	18,104	13,156	16,205	16,805	17,471
Impairment loss	—	—	—	—	—	11,830	—	—
Casualty loss (gain)	3,689	(12,295)	118	(4,141)	(24)	—	1,555	(7,770)

Income (loss) from operations	10,532	19,595	17,743	24,350	23,210	(2,112)	25,915	32,056
Interest expense	5,272	4,989	4,830	4,854	4,221	4,019	3,580	3,612
Other expense (income), net	903	1,741	945	(421)	3,183	(1,250)	(1,323)	(1,491)

Total other expenses	6,175	6,730	5,775	4,433	7,404	2,769	2,257	2,121

Income (loss) before income taxes	4,357	12,865	11,968	19,917	15,806	(4,881)	23,658	29,935

Income tax expense (benefit)	1,162	2,465	3,143	5,256	4,189	(2,156)	6,136	7,935

Net income (loss)	3,195	10,400	8,825	14,661	11,617	(2,725)	17,522	22,000

Less: Net income (loss) attributable to non-controlling interest	1	4	(9)	4	2	2	1	3

Net income (loss) attributable to The Duckhorn Portfolio, Inc.	$3,196	$10,404	$8,816	$14,665	$11,619	$(2,723)	$17,523	$22,003

	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	52.6	50.2	50.1	50.2	47.1	50.4	51.7	50.1

Gross profit	47.4	49.8	49.9	49.8	52.9	49.6	48.3	49.9
Selling, general, and administrative expenses	24.8	34.5	25.4	23.5	19.1	31.0	18.3	20.9
Impairment loss	—	—	—	—	—	22.6	—	—
Casualty loss (gain)	5.9	(25.9)	0.2	(5.4)	—	—	1.7	(9.3)

Income (loss) from operations	16.7	41.2	24.4	31.6	33.8	(4.0)	28.3	38.3
Interest expense	8.4	10.5	6.6	6.3	6.1	7.7	3.9	4.3
Other expense (income), net	1.4	3.7	1.3	(0.5)	4.6	(2.4)	(1.4)	(1.8)

Total other expenses	9.8	14.2	7.9	5.8	10.8	5.3	2.5	2.5

Income (loss) before income taxes	6.9	27.1	16.5	25.9	23.0	(9.3)	25.8	35.8

Income tax expense (benefit)	1.8	5.2	4.3	6.8	6.1	(4.1)	6.7	9.5

Net income (loss)	5.1	21.9	12.1	19.0	16.9	(5.2)	19.1	26.3

Less: Net income (loss) attributable to non-controlling interest	—	—	—	—	—	—	—	—

Net income (loss) attributable to The Duckhorn Portfolio, Inc.	5.1%	21.9%	12.1%	19.0%	16.9%	(5.2)%	19.1%	26.3%

(in thousands)	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021
Net sales	$62,902	$47,524	$72,704	$76,993	$68,720	$52,231	$91,638	$83,657
Gross profit	$29,805	$23,673	$36,304	$38,313	$36,342	$25,923	$44,275	$41,757
Net income (loss) attributable to The Duckhorn Portfolio, Inc.	$3,196	$10,404	$8,816	$14,665	$11,619	$(2,723)	$17,523	$22,003
Adjusted EBITDA(1)	$28,253	$14,879	$25,799	$30,215	$31,236	$17,830	$33,722	$32,178

(1)	For the definition of Adjusted EBITDA, see the section captioned “Selected Consolidated Financial and Other Data—Other Financial and Operating Data” for information regarding the use of this measure. See below for its reconciliation to net income (loss) attributable to The Duckhorn Portfolio, Inc., the most directly comparable U.S. GAAP measure.

The following table represents the reconciliation of Adjusted EBITDA to net income (loss) attributable to The Duckhorn Portfolio, Inc.:

(in thousands)	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021

Net income (loss) attributable to The Duckhorn Portfolio, Inc.	$3,196	$10,404	$8,816	$14,665	$11,619	$(2,723)	$17,523	$22,003
Interest expense	5,272	4,989	4,830	4,854	4,221	4,019	3,580	3,612
Income tax expense (benefit)	1,162	2,465	3,143	5,256	4,189	(2,156)	6,136	7,935
Depreciation and amortization expense	7,186	5,689	4,956	6,349	6,116	5,334	5,116	5,765

EBITDA	16,816	23,547	21,745	31,124	26,145	4,474	32,355	39,315
Purchase accounting adjustments(a)	5,774	1,221	2,141	2,454	241	621	561	762
Transaction expenses(b)	—	—	193	—	—	—	—	—
Impairment loss(c)	—	—	—	—	—	11,830	—	—
Change in fair value of derivatives	981	1,763	770	(379)	3,036	(1,087)	(1,548)	(1,279)
Equity-based compensation	282	289	289	289	288	288	288	288
Casualty loss (gain)(d)	3,689	(12,295)	118	(4,141)	(24)	—	—	(7,832)
Bulk wine loss, net(e)	—	—	260	819	1,243	493	—	—
Loss on debt extinguishment(f)	—	—	—	—	—	—	272	—
IPO preparation costs(g)	711	354	283	49	31	112	196	210
Wildfire costs(h)	—	—	—	—	—	—	1,555	62
COVID-19 costs(i)	—	—	—	—	276	1,099	43	652

Adjusted EBITDA	$28,253	$14,879	$25,799	$30,215	$31,236	$17,830	$33,722	$32,178

(a)	Purchase accounting adjustments relate to the impacts of prior business combination accounting for our acquisition by TSG in Fiscal 2017, our subsequent acquisitions of Calera and Kosta Browne in Fiscal 2018 and Fiscal 2019, respectively, and certain other transactions consummated prior to our acquisition by TSG, which resulted in fair value adjustments to deferred revenue, inventory and long-lived assets. Refer to “Management’s discussion and analysis of financial condition and results of operations—Other factors impacting the comparability of our results of operations” for further information.
(b)	Transaction expenses include legal and professional fees and change of control payments incurred in connection with our acquisition of Kosta Browne in August 2018 and our acquisition by TSG in Fiscal 2017. These expenses were incremental to our normal operating expenses and were directly related to the transactions.
(c)	Impairment loss relates to impairments for certain of the Company’s trade names identified in Fiscal 2020. The impairments were primarily the result of changes to the Company’s sales forecasts for certain of the Company’s ultra-luxury brands experiencing sales channel and consumer spending disruption due to the COVID-19 pandemic. The impairment charge was also impacted by an increase in the discount rate applied in the fair value calculations due to changes in economic outlook. See Note 6 (Goodwill and other intangible assets) to our consolidated financial statements for additional information.
(d)	In Fiscal 2019, casualty gain was primarily comprised of the insurance proceeds in excess of recognized losses for the fiscal year due to flood damage at one of our wineries. In Fiscal 2020, casualty gain was primarily comprised of additional insurance proceeds received pursuant to our original claim for the flood event in Fiscal 2019. For the six months ended January 31, 2020 and 2021, we recognized net proceeds related to our insurance claim of $4.0 million and $7.8 million, respectively, offset by incremental costs due to flood remediation. The insurance claim was fully resolved in December 2020. See Note 16 (Casualty gain) to our consolidated financial statements for additional information.
(e)	Bulk wine loss, net, primarily relates to net losses on bulk wine sold in the spot bulk markets at quantities and price points which were unusual and infrequent for our business. During Fiscal 2020 (during which the 2019 harvest occurred), we observed significant and unprecedented oversupply and price volatility in the bulk wine markets that resulted in premium tiers of bulk wine spot prices reaching historic lows. We have not historically sold a significant quantity of bulk wine into the spot bulk markets. However, during Fiscal 2020, we obtained alternative supply that we believe is of higher quality than certain bulk wine that we held at that time, and we responded by selling certain bulk quantities at a net loss. We do not to expect to engage in sales of significant amounts of bulk quantities to the bulk wine market, and therefore have excluded the loss from these sales from adjusted EBITDA as they are not indicative of our core operational performance.

(f)	Loss on debt extinguishment includes charges for unamortized deferred financing fees we recognized in connection with amendments to our Credit Facility. See Note 8 (Debt) to our consolidated financial statements for further information.
(g)	IPO preparation costs include professional fees incurred for outside consultants to advise us on legal, accounting and tax matters related to our preparation for becoming a public company, which are not directly attributable to an offering.
(h)	Wildfire costs include the cost of unharvested fruit that was damaged and rendered useless, charges we incurred to respond to imminent wildfire threat with fire-fighting crews to protect our assets, clean-up and smoke remediation expenses to restore operations at our tasting rooms after the fires, testing fees to evaluate our fruit for possible smoke damage, and washing or other grape processing costs prior to vinification to reduce the risk of smoke taint in finished wine. See Note 13 Casualty loss (gain) to our unaudited condensed consolidated financial statements for the six months ended January 31, 2021 for additional information. While we expect the potential for wildfires to be an ongoing risk to running an agricultural business in California, we believe the wildfires and related costs we experienced are not indicative of our core operating performance.
(i)	COVID-19 costs include certain incremental expenses incurred during the outbreak of the COVID-19 pandemic and the short-term closure mandates imposed by government officials in the jurisdictions in which we operate. These costs include tasting room expenses incurred during a period of mandatory closure and reduced capacity, salaries and severance expenses for certain employees and other immaterial costs to transfer inventory.

Liquidity and capital resources

Sources of liquidity

Our primary cash needs are for working capital purposes, such as producing or purchasing inventory and funding operating and capital expenditures. We fund our operational cash requirements with cash flows from operating activities and borrowings under our Credit Facility. As of January 31, 2021, we had $9.3 million in cash and cash equivalents and $187.5 million available in undrawn capacity on our revolving line of credit, subject to the terms of our Credit Facility.

In response to the COVID-19 pandemic, we implemented measures designed to protect the health and safety of our workforce, as described in “—Other factors impacting the comparability of our results of operations—Impacts of COVID-19”. Our response also included evaluating risks related to our inventory and liquidity management, which we determined to be sufficiently mitigated, subject to reassessment in the future in response to pandemic-related impacts as they occur.

Due to the seasonal nature of our operations, our cash needs are greater during harvest, a period which can span from August to November based on agricultural conditions and other factors outside our control. We believe that our expected operating cash flows, cash on hand and borrowing capacity on our revolving line of credit, will be adequate to meet our cash needs for at least the next 12 months. However, changes in our business growth plan, planned capital expenditures or responses to an ever-changing and highly competitive industry landscape may result in changes to our cash requirements. As a result, we may seek alternative or incremental funding sources to respond to changes in our business. To the extent required, we may fund additional liquidity through debt or equity financing, although we can provide no assurance that such forms of capital will be available when needed, if at all, or available on terms that are acceptable.

Cash flows

The following table presents the major components of net cash flows for the periods indicated.

	Fiscal year ended July 31,		Six months ended January 31,
(in thousands)	2019	2020	2020	2021
Cash flows provided by (used in):
Operating activities	$42,466	$55,179	$10,672	$26,141
Investing activities	(221,412)	(13,535)	(9,786)	(9,748)
Financing activities	129,547	(39,157)	(1,910)	(13,371)

Net (decrease) increase in cash	$(49,399)	$2,487	$(1,024)	$3,022

Operating activities

Our cash flows from operating activities consist primarily of net income adjusted for certain non-cash transactions, including depreciation and amortization, amortization of debt issuance costs, changes in the fair values of derivatives, equity-based compensation and deferred income taxes. Operating cash flows also reflect the periodic changes in working capital, primarily inventory, accounts receivable, prepaid expenses, accounts payable and accrued expenses.

For the six months ended January 31, 2021, net cash provided by operating activities was $26.1 million compared to $10.7 million for the six months ended January 31, 2020, an increase of $15.4 million. The increase in cash provided by operating activities was driven by the following factors:

•	Operating cash flows increased due to an increase in net income of $12.3 million after adjusting for non-cash items;

•

Operating cash flows also increased $4.7 million primarily due to higher accounts receivable collections for the period relative to the increase in net sales, a greater proportion of which were subject to credit terms;

•	Operating cash flows decreased $7.9 million due to increased prepaid insurance premiums and grape grower and bulk wine supply management decisions;

•	Changes in accounts payable and accrued expenses increased operating cash flows $5.5 million due to timing of payment of invoices; and

•	Operating cash flow increased $1.4 million due to changes in deferred revenues resulting from a Fiscal 2021 increase in deferred revenues related to list member sales.

For Fiscal 2020, net cash provided by operating activities was $55.2 million compared to $42.5 million in Fiscal 2019, an increase of $12.7 million. The increase in cash provided by operating activities was driven by the following factors:

•	Operating cash flow increased due to an increase in net income of $15.6 million after adjusting for non-cash items;

•

Relative to an overall increase in net sales, the increase in the wholesale sales channel, generally subject to credit terms, was greater than the increase in the DTC channel. This change in sales mix resulted in a corresponding increase in accounts receivable, which contributed to a reduction in operating cash flows of $6.7 million;

•

Changes in accounts payable, accrued expenses and inventory increased operating cash flows $3.6 million due to timing of invoices related to grape grower, bulk wine supply management, and other costs related to harvest and inventory production movements;

•	Additionally, operating cash flows increased $4.5 million due to increases in accrued compensation based on the timing of certain bonus payments and other compensation; and

•	Operating cash flow decreased $3.5 million due to changes in deferred revenues resulting from a Fiscal 2019 increase in deferred revenues related to list member sales.

Investing Activities

For the six months ended January 31, 2021, net cash used in investing activities was consistent with the six months ended January 31, 2020.

For Fiscal 2020, net cash used in investing activities was $13.5 million compared to $221.4 million in Fiscal 2019, a decrease of $207.9 million. The decrease in cash used in investing activities primarily relates to the Fiscal 2019 business acquisition of Kosta Browne for $203.1 million. Additional decreases in Fiscal 2020 relate to a decrease in purchases of property and equipment.

Capital expenditures were $9.8 million for both the six months ended January 31, 2020 and 2021. Capital expenditures were $13.6 million for Fiscal 2020 compared to $18.4 million for Fiscal 2019. From time to time we evaluate wineries, vineyards and production facilities for potential opportunities to make strategic acquisitions to support our growth. Any such transactions may require us to make additional investments and capital expenditures in the future.

Financing Activities

For the six months ended January 31, 2021, net cash used in financing activities was $13.4 million, as compared to $1.9 million for the six months ended January 31, 2020, an increase of $11.5 million. The increase in cash used in financing activities was primarily the result of no cash borrowings on our term debt in Fiscal 2021 compared to cash borrowings of $13.1 million in the same period of prior year, further increased by additional term debt payments in the current year of $1.7 million. This increase is partially offset by a decrease in net borrowings on our revolving line of credit of $3.5 million.

For Fiscal 2020, net cash used in financing activities was $39.2 million, compared to net cash provided by financing activities of $129.5 million in Fiscal 2019, an increase of $168.7 million. The increase in cash used in financing activities was primarily related to a decrease in capital contributions from our parent of $111.0 million received to partially fund the Kosta Browne acquisition in Fiscal 2019 and a reduction in utilization of our Credit Facility in 2020 for operational needs.

Credit Facility

On October 14, 2016, we entered into the Credit Facility with a syndicated group of lenders. The Credit Facility provides a combination of term and revolving line of credit features. The term and revolving line of credit borrowings have variable interest rates, based primarily on LIBOR plus an applicable margin as defined in the First Lien Loan Agreement. Interest is paid monthly or quarterly based on loan type.

Our debt is collateralized by substantially all of our cash, trade accounts receivable, real and personal property. Pursuant to the terms and conditions of the First Lien Loan Agreement, we have issued the instruments discussed below.

Revolving Line of Credit.    The revolving line of credit allows us to borrow up to a principal amount of $425.0 million (including a letter of credit sub-facility of the revolving loan facility in the aggregate of $15.0 million and a swingline sub-facility of the revolving loan facility in the aggregate of $15.0 million), with an incremental seasonal borrowing amount for harvest costs increasing the total amount to a maximum of $455.0 million. The revolving line of credit matures on August 1, 2023. The interest rate ranges from LIBOR plus 125 basis points to LIBOR plus 175 basis points depending on the average availability of the revolving line of credit.

Capital Expenditure Loan.    The capital expenditure loan has a maximum, non-revolving draw-down limit of $25.0 million with quarterly principal payments and the remaining unpaid principal and interest due upon maturity on August 1, 2023. As of January 31, 2021, the $25.0 million limit was fully drawn. This instrument has an interest rate of LIBOR plus 190 basis points.

Term Loan (Tranche One).    The first tranche of term loans was issued in 2016 for a principal balance of $135.0 million with quarterly principal payments and the remaining unpaid principal and interest due upon maturity on August 1, 2023. This tranche of the term loans has an interest rate of LIBOR plus 190 basis points.

Term Loan (Tranche Two).    The second tranche of term loans was issued in August 2018, allowed for a principal balance up to $25.0 million with quarterly principal payments and the remaining unpaid principal and interest due upon maturity on August 1, 2023. We drew $16.4 million of the second tranche of the term loan in November 2018. This tranche of the term loans has an interest rate of LIBOR plus 163 basis points.

As of January 31, 2021, outstanding principal balances on the debt instruments were $237.5 million for the revolving line of credit, $11.7 million for the capital expenditure loan, $106.7 million for the term loan (tranche one) and $14.7 million for term loan (tranche two).

The First Lien Loan Agreement contains customary affirmative covenants, including delivery of audited financial statements and customary negative covenants that, among other things, limit our ability to incur additional indebtedness or to grant certain liens. As of January 31, 2021, we were not in violation of any covenants. See “Description of indebtedness” included elsewhere in this prospectus for additional information regarding the terms of our Credit Facility.

Off-balance sheet arrangements

As of January 31, 2021, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of July 31, 2020:

	Payments due by period
(in thousands)	Total	Less than one year	1-3 years	3-5 years	More than five years
Revolving line of credit(1)	$243,500	$—	$—	$243,500	$—
Long-term debt(2)	140,299	13,430	114,391	12,478	—
Interest on long-term debt(3)	4,003	2,764	1,217	22	—
Operating leases	28,506	4,054	8,033	7,255	9,164

Total	$416,308	$20,248	$123,641	$263,255	$9,164

(1)	Consists of principal upon maturity of our revolving line of credit facility.
(2)	Long-term debt payments include scheduled principal payments only.
(3)	Assumes an annual interest rate of 2.0% for the term of the loans.

Critical accounting policies and estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies requires judgments regarding future events.

These estimates and judgments could materially impact the consolidated financial statements and disclosures based on varying assumptions, as future events rarely develop exactly as forecasted, and even the best estimates routinely require adjustment. While all significant accounting policies are more fully described in

Note 2 (Basis of presentation and significant accounting policies) to our consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding of our financial results.

Revenue recognition

We recognize revenue from the sale of wine to customers when that single performance obligation is fulfilled and control transfers to the customer, at the point of shipment or delivery as dictated by the shipping terms. Payment terms vary by location and customer, however, the duration between when revenue is recognized and when payment is due is less than one year, indicating we do not have any significant financing components to recognize. We have elected to treat shipping and handling costs that we bill our customers as fulfillment activities rather than as separate performance obligations.

Deferred revenue results from cash payments received from customers where all of the criteria for revenue recognition have not yet been met. Such transactions are primarily related to cash collected during DTC club sales or list member offering periods throughout the year, as the period that elapses from a customer’s payment for their allocated purchase to the shipment date may cross reporting periods. Deferred revenue is reported separately on the Consolidated Statements of Financial Position until all revenue recognition criteria have been met (generally when the goods are shipped), at which time revenue is recognized.

Revenue subject to variability is constrained to an amount which will not result in a significant reversal in future periods when the contingency that creates variability in revenue is resolved. Revenue is recorded net of excise taxes, and net of consideration given to customers through various customer incentive programs, including depletion-based incentives paid to distributors, volume discounts and pricing discounts on single transactions. The consideration to customers is deemed variable consideration under ASC 606, and is estimated and recognized as a reduction of the transaction price at the time of revenue recognition for the related sale.

Income taxes

Income taxes are recognized using enacted tax rates and are accounted for based on the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the consolidated financial statement and tax bases of assets and liabilities at the applicable statutory tax rates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Other significant temporary differences that impact the Company’s deferred taxes primarily relate to the tax basis of assets that were acquired in business combinations that remain at historical bases although the assets were recorded at fair value for financial reporting purposes. The differences primarily relate to inventory, property and equipment and intangible assets. Other temporary differences include differing depreciation and inventory costing methods. Goodwill associated with a prior period acquisition of the Company created a permanent difference. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. We evaluate the realizability of our deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in our effective tax rate on future earnings.

Equity-based compensation

Certain of our employees have received grants of equity awards. Pursuant to U.S. GAAP authoritative literature, we estimate the fair value of these awards at the grant date using a Black-Scholes option pricing model. The inputs to the option pricing model are highly subjective and require us to apply judgment in determining expected term, volatility, risk-free rates, dividends and adjustments for lack of marketability based on the characteristics of the awards. See Note 14 (Equity-based compensation) for further information.

Compensation cost is recognized over the requisite service period (generally the vesting period), net of actual forfeitures, and the awards are equity classified in the consolidated statements of financial position. For awards with performance-based conditions impacting the timing or number of awards vesting, compensation cost is recognized when a performance condition is probable of being met. If a performance condition is not met, no compensation cost is recognized and any previously recognized compensation cost is reversed.

Goodwill and intangible assets

We recognize goodwill in accounting for business combinations based on the amount by which the total consideration transferred, plus the fair value of any non-controlling interest, exceeds the fair value of identifiable assets acquired and liabilities assumed. Identifiable intangible assets other than goodwill are primarily comprised of indefinite-lived trade names and customer relationships which amortize on a straight-line basis over an assigned useful life based on management’s estimate of the period the asset is expected to contribute to future cash flows.

We assess our goodwill and indefinite-lived intangible assets for impairment at least annually, or more frequently if factors indicate impairment may exist. Our quantitative goodwill impairment test consists of comparing the reporting unit carrying value to its fair value, which is estimated as the amount for which it could be sold in a current transaction between willing parties. If the carrying value exceeds fair value, an impairment charge is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill. We determine fair value estimated based on a combination of discounted cash flow and comparative market valuation approaches. While we are permitted to consider qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we relied on quantitative tests for our Fiscal 2020 and Fiscal 2019 periods. Based on the quantitative test results, the Company determined that the reporting unit fair value substantially exceeded its carrying value in each testing period, and the reporting unit was therefore not at risk of failing the quantitative impairment tests in either fiscal year.

Our trade name intangible asset impairment testing consists of a comparison of the fair value of each trade name with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. In estimating the fair value of our trade names, we consider market, cost and income approaches, primarily relying on the Relief-from-Royalty (“RFR”) method, a form of income approach, as the most appropriate for analyzing the trade names. The RFR method estimates the cost we avoid by owning rather than licensing the trade names and includes an estimate of the royalty income that would be negotiated in an arm’s-length transaction if the subject intangible assets were licensed from a third party. The primary variables we apply in the RFR method are estimation of future revenues, selection of appropriate royalty rates, and selection of discount rates to calculate present value. We consider the following in determining the significant assumptions used in evaluating the fair value of trade names:

•

Net sales growth – our estimates include judgments and assumptions regarding future net sales growth rates based on internally-developed forecasts as well as terminal growth rates in order to quantify the net sales we expect to be attributable to the trade names;

•

Royalty rates – selected royalty rates are based on industry benchmarking and market data for companies with similar trade names and activities, giving consideration to the historical and projected profitability of operations and trade name market strength; and

•

Discount rates – royalty savings are discounted to their present value equivalent using an appropriate discount rate, adjusted for risk premiums appropriate for the trade names and the Company’s risk profile.

Our use of assumptions requires us to apply judgment in selecting appropriate inputs for trade name valuation, and these assumptions are subject to change over time. To evaluate the sensitivity of the trade name fair value calculations, we performed additional sensitivities by calculating the impact on fair value due to lowering our net sales forecasts by approximately 10% and by increasing the discount rate by approximately 50 basis points to demonstrate the potential assumption sensitivity and resulting impacts if future developments or changes in our business negatively affect our significant assumptions. The impact of adjusting the net sales forecast assumption (holding all other assumptions constant) indicated potential trade name impairment of approximately $3.5 million. The impact of adjusting the discount rate assumption (holding all other assumptions constant) indicated potential trade name impairment of approximately $2.0 million.

We also evaluate the remaining useful lives of our trade name intangible assets to determine whether current events and circumstances continue to support an indefinite useful life. See Note 6 (Goodwill and other intangible assets) to our audited consolidated financial statements.

We assess the impairment of definite-lived intangible assets whenever events or changing circumstances indicate that the carrying amount may not be recoverable or that the remaining useful life may no longer be supportable.

Quantitative and qualitative disclosure about market risks

Interest rates

We are subject to interest rate risk in connection with changes in interest rates on our credit facilities which bear interest at variable rates based upon LIBOR plus applicable margins pursuant to the terms of our Credit Facility. As of January 31, 2021, our outstanding borrowings at variable interest rates totaled $370.6 million. An increase in the effective interest rate applied to these borrowings of 100 basis points would result in a $3.7 million increase in interest expense on an annualized basis and could have a material effect on our results of operation or financial condition.

We manage our interest rate risk through normal operating and financing activities and through the use of derivative financial instruments. To mitigate exposure to fluctuations in interest rates, we entered into two interest rate swaps in August 2018 and March 2020.

Inflation

We do not believe that inflation has had a material impact on our business, results of operations or financial condition to date. We continue to track the impact of inflation in an attempt to minimize its effects through pricing strategies and cost reductions. If however our operations are impacted by significant inflationary pressures, we may not be able to fully offset such impacts through price increases on our products, supply negotiations or production improvements. A higher than anticipated rate of inflation in the future could harm our operations and financial condition.

Foreign currency

Our revenues and costs are denominated in U.S. dollars and are not subject to significant foreign exchange risk. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our Consolidated Statements of Operations. The Company uses foreign exchange forward contracts to offset a portion of the foreign currency exchange risks associated with forecasted purchases of barrels from France. The maximum term of the Company’s outstanding foreign exchange forward contracts as of July 31, 2020 was two months, and as of January 31, 2021, the Company was not party to any foreign exchange forward contracts.

Commodity prices

The primary commodity in our product is grapes, and generally more than 85% of our input grapes are sourced from third party suppliers in the form of grapes or bulk wine. For these purchased grapes and bulk wine, prices are subject to many factors beyond our control, such as the yield of different grape varietals in different geographies, the annual demand for these grapes and the vagaries of these farming businesses, including poor harvests due to adverse weather conditions, natural disasters and pestilence. Our grape and bulk wine supply mix varies from year to year between pre-contracted purchases and spot purchases; the variation from year to year is based on market conditions and sales demands. We do not engage in commodity hedging on our forecasted purchases of grapes and bulk wine. We continue to diversify our sources of supply and look to changes annually to our product line to optimize the grapes available each harvest year.

Other raw materials we source include glass, corks and wine additives. We currently source these materials from multiple vendors. We have and will continue to negotiate prices with these suppliers on an annual basis, conducting a competitive bidding process for all raw materials to leverage our volume in lowering the input costs of production.

Recent accounting pronouncements

See Note 2 (Basis of presentation and significant accounting policies) to our audited annual consolidated financial statements for additional information regarding recent accounting pronouncements.

Emerging Growth Company status

We are an emerging growth company, as defined in the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Section 107 of the JOBS Act provides that any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Business

The Duckhorn Portfolio: The standard for American fine wine

The Duckhorn Portfolio is the premier scaled producer of luxury wines in North America. We have delighted millions of consumers with authentic, high-quality, approachable wines for over four decades. Founded by our namesake Dan and Margaret Duckhorn in 1976, we began by pioneering Merlot wines in Napa Valley and now champion a curated and comprehensive portfolio of highly acclaimed luxury wines across multiple winery brands, varietals, appellations and price points. Our portfolio is focused exclusively on the desirable luxury segment, the fastest-growing segment of the wine market in the United States, according to IRI data as of December 27, 2020, which we define as wines sold for $15 or higher per 750ml bottle.

We sell our wines in all 50 states and over 50 countries at SRPs ranging from $20 to $200 per bottle under a world-class luxury portfolio of brands, including Duckhorn Vineyards, Decoy, Kosta Browne, Goldeneye, Paraduxx, Calera, Migration, Canvasback, Greenwing and Postmark. We are the largest pure-play luxury wine supplier and the eleventh largest wine supplier by sales value overall in the United States according to IRI for the twelve months ended December 27, 2020.

Our wines have consistently commanded leading market positions in their respective categories and are appealing to a broad consumer base from renowned wine critics to casual wine drinkers. We are the only wine producer this century to have two brands in its portfolio that have won the prestigious Wine of the Year award from Wine Spectator magazine, and we also boast the number one selling luxury Cabernet Sauvignon in the United States since 2017 according to sales value data from IRI as of December 27, 2020. Another testament to our portfolio strength is the nearly 100,000 consumers who traveled to at least one of our seven renowned tasting rooms located throughout California and Washington for one of our luxury wine experiences in 2019.

Underpinning our success is a relentless focus on quality that has been ingrained in our culture ever since the inaugural harvest of our iconic Three Palms Vineyard in 1978. Today, we collaborate with a vast, diversified network of grape growers and rely on our world-class, company-controlled Estate vineyards to maintain our quality standards and facilitate growth. Each winery brand boasts its own winemaking team to create distinct experiences for consumers, ensure product quality and continuity and galvanize sustainable farming practices. In this era that favors trusted brands with sound values, we believe companies that have a positive impact on society and the environment, like The Duckhorn Portfolio, will be best positioned to thrive. We pride ourselves on being stewards of the land, champions of our employees and communities and committed to the practices and risk management central to good governance. Beyond our winemaking teams is an organization comprised of passionate, talented employees, including a highly tenured executive team that has approximately 100 years of cumulative experience with Duckhorn.

Our powerful omni-channel sales model drives strong margins. We sell our wines in our wholesale channel, to distributors and directly to retail accounts in California, and to consumers in our DTC channel, all of which leverage long-standing relationships developed over the past forty years. Our comprehensive sales force builds deep and impactful relationships with distributors and direct retail accounts in our wholesale channel. In addition, our DTC channel leverages our multi-winery e-commerce website, and it features our award-winning subscription wine clubs and tasting rooms. Combined, our California direct to retail accounts business and DTC channel make up 40% of our net sales, delivering strong margins and greater connectivity with consumers and retailers alike.

We believe our iconic brands, together with our scaled, quality-focused production, omni-channel distribution and dedicated employees, set the standard for North American luxury wine.

Our business successes are reflected in our attractive financial profile:

•

11 consecutive years of company-wide year-over-year organic growth, which we define as year-over-year growth from winery brands owned within our portfolio, including acquired brands beginning in the fifth full fiscal quarter following the acquisition.

•	$153.2 million increase in net sales from Fiscal 2015 to Fiscal 2020, representing an approximately 18% CAGR.

•	$22.8 million increase in net income from Fiscal 2015 to Fiscal 2020, representing an approximately 28% CAGR.

•	$56.7 million increase in adjusted EBITDA from Fiscal 2015 to Fiscal 2020, representing an approximately 17% CAGR.

•	Highly attractive adjusted EBITDA margin profile, averaging approximately 40% between Fiscal 2015 and Fiscal 2020.

For an explanation of how we calculate adjusted EBITDA and for a reconciliation to net income (loss), the most directly comparable financial measure stated in accordance with U.S. GAAP, see “Selected consolidated financial and other data—Non-GAAP financial measures.”

Luxury wine: our large and attractive target market

Our target market

We operate in the large and stable global wine industry that, according to Statista, is projected to exceed $340 billion in sales value in 2020.

A majority of our wine is sold in the growing U.S. market, which boasts over 500,000 licensed retail accounts according to Nielsen. According to Statista, the United States consumes more wine than any other nation and is expected to increase its global wine market share by volume from 13.6% in 2012 to 15.8% in 2020. According to data from Statista capturing on-premise and off-premise sales, the total sales value of wine in the United States was more than $53 billion in 2019, having grown steadily since 2012. While the COVID-19 pandemic has adversely impacted on-premise sales, including in bars and restaurants, it has benefited grocery and other off-premise sales. As a result, the total sales value of wine in the United States is expected to remain relatively resilient to the impacts of the COVID-19 pandemic. According to Statista, 2021 is expected to mark a return to long-term category growth, and total sales value of wine in the United States is expected to exceed $55 billion, nearly $2 billion greater than the pre-pandemic 2019 value.

Consumers in the United States have steadily increased their per capita spending on wine over time to $163 per year in 2019, up from $141 in 2017, equating to a 7% CAGR, according to Statista. Compared to peer countries, the United States experienced one of the highest annual growth rates per capita in wine consumption in 2019, and we believe the United States still holds ample opportunity for growth. For example, 2019 per capita consumption in France, the United Kingdom and Australia were $439, $347 and $425, respectively, according to Statista. We believe these favorable trends will continue and that wine will take further alcohol beverage market share in the United States, led by established brands with diversified portfolio offerings.

Luxury wine and premiumization

American Millennials and Generation X adults have come of age in a culture where cooking shows, celebrity chefs, farmers’ markets and food blogs are the norm. U.S. consumers have had an increasing hunger and thirst for high-quality food and drinks and are willing to pay more for items perceived to be superior. Wine has and continues to benefit from this premiumization trend. We believe that Millennial wine buyers are often spending more per bottle than any other generation and that as their careers progress and incomes grow, both Millennials and Generation X wine enthusiasts are poised to spend more on wines, particularly those from experiential brands with authentic heritages.

The luxury wine segment, which we believe comprised between 10% and 15% of the total U.S. wine market in 2019, expanded at nearly double the pace of the broader wine industry from 2012 to 2020, according to sales value data from IRI as of December 27, 2020. With suggested retail prices of $20 to $200 per bottle, our portfolio is strategically positioned to benefit from premiumization.

We have consistently increased our market share in the growing luxury wine segment, both before and during the COVID-19 pandemic, and we believe premiumization will continue to benefit our business as consumers seek trusted brands. According to data from IWSR, wine sold for $20 per 750ml bottle or higher outpaced the overall wine category from 2010 to 2019. During this period, the sales value of wine sold for $20 per bottle or higher grew at an 8.6% CAGR, compared to a 3.1% CAGR for the total U.S. wine industry. According to IRI data, the U.S. luxury wine segment grew at over 20% in sales value in the twelve month period ending on December 27, 2020 and encompassing the period of economic uncertainty caused by the COVID-19 pandemic, compared to the same period in the prior year, while the overall wine industry grew approximately 13% over the same period.

We expect premiumization to continue to shape the wine industry in the United States. According to IWSR, the U.S. luxury wine segment aggregate sales value from 2020 to 2024 is expected to generate a CAGR more than four times greater than that of the CAGR of the overall wine industry in the same period.

Luxury producer fragmentation and distributor consolidation

As the luxury wine segment is highly fragmented, we have the advantage of being one of only a few luxury wine producers of scale. Our brands compete for consumers with a wide range of competitors, from the vast number of small volume local wineries, to divisions of large conglomerates.

In recent years, extensive growth in the number of wineries in the United States has been accompanied by a decrease in wine distributors, with approximately 1,800 wineries and 3,000 wine distributors in 1995, compared to over 10,400 wineries and 950 wine distributors in 2020, according to Wines Vines Analytics. The substantial consolidation of distributors has been driven primarily by mergers and acquisitions, and we expect this trend to continue.

In this environment of distributor consolidation and a fragmented universe of many subscale luxury producers, we believe our position as a scaled luxury producer is highly appealing to large distributors and retailers and that our comprehensive portfolio offering provides a “one-stop shop” solution for all of their luxury wine needs.

Key drivers of our continued success

We attribute our success to the following strengths:

Curated and comprehensive portfolio of luxury wines.    Our portfolio encompasses ten luxury brands that champion 18 varietals in 25 AVA designations. Duckhorn Vineyards, Decoy and Kosta Browne are the cornerstones of this curated and comprehensive portfolio and reinforce the credibility and brand strength of our entire portfolio. We believe the breadth and depth of our luxury brands, coupled with our scale, position us as a premier supplier of luxury wines. Our singular focus on sustainable luxury winemaking energizes our employees, fosters trust and credibility in our customer and grower relationships, and ultimately results in high-quality, award-winning wines that we believe deeply resonate with consumers.

Our portfolio breadth and depth also allow us to offer tiered pricing within the luxury wine segment, enabling us to attract new consumers with affordable wines and deepen our relationship with them as they seek more premium offerings. The Decoy brand provides high-quality wines at accessible prices, often serving as the customer gateway into our luxury wine offerings across our broader portfolio. Duckhorn Vineyards, Kosta Browne and our other winery brands provide the consumer an opportunity to both elevate and broaden their experience with the wines in our diverse luxury portfolio. While we are unable to predict future shifts in consumer demand, we believe our curated and comprehensive portfolio is well-positioned to meet the needs of distributors, our accounts and consumers.

Focused portfolio of powerful brands

Focused Portfolio Of Powerful Brands Brand Decoy Duckhorn vineyards kosta browne calera paraduxx. goldeneye migration> canvasback greenwing postmark First vintage Primary focus Description SRP Range Tasting Room 1985 California A luxury consumer brand of choice, Decoy is dedicated to crafting serious wines of superior quality at a remarkable price across multiple varieties. Acclaim Wine Brand of the Year, Market Watch (2020); Hot Brand Award - 5X Winner, Impact; Top Growth Brand - 7X Winner, Beverage Information Group; Top Restaurant Wine,- 4X winner Wine & Spirits $20-$35 -- 1978 California Napa Valley A benchmark for American Merlot, Duckhorn has been crafting Napa Valley wines of distinction for over 40 years. Acclaim #1 Wine of the Year (Global), Wine Spectator (2017); Winery of the Year - 9X Winner , Wine & Spirits; Top Restaurant Wine - 13X winner, Wine & Spirits; Top 100 Wines of the Year - 4X winner, Wine Spectator $30 - $155 1997 California Sonoma Coast Kosta Browne is a pinnacle of ultra-luxury California Pinot Noir and Chardonnay. (Acquisition) Acclaim #1 Wine of the Year (Global), Wine Spectator (2017); Top 100 Wines of the Year - 7X winner, Wine Spectator $85 - $200 1976 California Central Coast Calera is a pioneer of luxury American Pinot Noir and is revered throughout the industry for its Mt. Harlan AVA wines. (Acquisition) Acclaim Winery of the Year - 8X Winner , Wine & Spirits; Top Pinot Noir Issue Cover Photo, Wine Spectator (2013); Top 100 Wines of the Year - 3X winner, Wine Spectator $30 - $100 1994 California Napa Valley Paraduxx specializes in producing the world's great red blends in a distinctively Napa Valley style. Acclaim Top 50 Winery in Restaurants, Wine & Spirits (2017) $30 - $100 1997 California Anderson Valley The first dedicated Pinot Noir producer in Anderson Valley, Goldeneye produces ultra-luxury wines from Mendocino County. Acclaim Top Pinot Noir Issue Cover Photo, Wine Spectator (2019); Wine & Spirits Top Restaurant Pinot Noir, Wine & Spirits (2011) $30 - $130 2001 California Sonoma Coast Refined, cool-climate Burgundian wines, Migration wines are sourced from premiere California vineyards in the Sonoma Coast AVA. Acclaim Top 100 Wines of the Year, Wine Spectator (2005) $30 - $70 Mid-2021 2012 Washington Red Mountain Canvasback is dedicated to producing luxury Cabernet Sauvignon from the highly-acclaimed Red Mountain in Washington State. Acclaim Winery to Watch, Wine & Spirits (2017) $30 - $84 2019 Washington Columbia Valley Rooted in Columbia Valley Bordeaux varieties, Greenwing is making some of North America's most exciting next generation wines. Acclaim (New release) 91 points, Wine Enthusiast (2020) $35 -- 2020 California Napa, Paso Postmark Cabernet & Merlot reflect their iconic Napa Valley roots while the brand name enables sourcing of quality grapes wherever they might be grown. Acclaim (New release) 90 points, Wine Enthusiast (2020) $35 -

Exceptional brand strength and critical acclaim.    The Duckhorn Portfolio has consistently received stellar reviews across varietals, geographies and price points from the industry’s top critics and publications. Two of our wines, the Kosta Browne Sonoma Coast Pinot Noir and the Duckhorn Vineyards Napa Valley Three Palms Vineyard Merlot, have received one of the industry’s most prestigious awards, Wine Spectator magazine’s Wine of the Year. We are the only wine company to have more than one winery brand in our portfolio to have received this award in the 21st century. Critics within our industry widely use a 100 point scale to score individual wines, and we take pride in our consistent track record of 90+ point wines, scores that indicate superior quality. The strength of our winery brands is also demonstrated by our market-leading sales in some of the most popular varietals in the U.S. luxury market. During the twelve months ended October 4, 2020, we had the top selling luxury wine for Cabernet Sauvignon (the largest luxury varietal during the period), Sauvignon Blanc (the fastest growing luxury varietal during the period) and Merlot, according to U.S. sales value data from IRI as of December 27, 2020. These three varietals combined represented approximately 30% of the total U.S. luxury wine market during the same period.

Scaled luxury platform.    We are the largest pure-play luxury wine company in the United States. We believe our approach and dedicated focus on luxury wines continues to be highly appealing to the modern wine consumer seeking authenticity and enables category excellence versus our more broadly-focused, scaled competitors. We also have an advantage over our fragmented, smaller-scale competitors because our individual brands each benefit from their place in our larger portfolio, leveraging more efficient operational, branding, marketing and distribution capabilities. For example, our depth of operational capabilities enables us to simultaneously present a curated offering of the most popular wine varietals and prudently develop new offerings in new, high-growth categories, all with the credentials of a pure-play luxury producer of scale.

Our large, highly knowledgeable sales force is a key advantage of our scale relative to small luxury producers. We deploy our sales force in the wholesale channel to evangelize our portfolio to our vast network of distributors and retail accounts. Understanding how consumers will connect with winery brands is critical to allocating shelf and menu space, and while smaller luxury wine brands rely on distributors to introduce and promote brands, our sales force takes direct action to strengthen our account relationships. As a credentialed luxury supplier of choice, we expect to benefit from further enhanced distributor prioritization due to sell-through confidence and operational efficiency.

Differentiated omni-channel sales and distribution platform.    Our innovative, scalable platform enables us to fulfill consumer needs through an integrated experience across channels at attractive margins. Our ideal consumers interact with us seamlessly across channels, through our wine clubs and tasting rooms and when grocery shopping or ordering at a restaurant.

We leverage our long-standing wholesale channel nationwide (with over 47,000 accounts), including our direct to retail accounts business in California (with over 2,800 accounts), to build deep, impactful relationships with our trade accounts. These channels provide a critical path for our winery brands to succeed both on-premise and off-premise, across a wide range of outlets and geographies.

Since our founding more than 40 years ago, we have been selling directly to retail accounts in California, a point of distinction among large California wine producers, many of which sell through a distributor in the state. We believe our direct to retail accounts business in California gives us a competitive advantage for several reasons. First, our direct connection with the retail accounts allows us more control over sales, branding and other marketing support. Second, our approach gives us more visibility into sell-through rates. Finally, we enjoy significantly stronger margins selling directly to retail accounts, rather than selling through a distributor.

Our DTC channel is a powerful marketing engine. This part of our business encompasses our multi-winery e-commerce website, featuring award-winning subscription wine clubs, and is reinforced by our seven stylistically unique and high-touch tasting rooms located throughout Northern California and Washington. Our wine club boasted over 55,000 members as of Fiscal 2020, and we hosted nearly 100,000 consumers at our tasting rooms in 2019. Our ultra-luxury wines, which we consider to be wines with suggested retail prices of $25 or higher per 750ml bottle, are prominently featured in this channel, yielding high average bottle prices. Early access to new releases, a compelling slate of member benefits and active cross-marketing throughout the portfolio drive wine club member loyalty and sales. These strategies maximize each winery brand and property while driving awareness for the Company’s other world-class wines and properties, resulting in more and lasting connections with consumers and wholesale customers.

We believe the strategic combination of our complementary paths to consumers has been an important driver of our sustained growth and will continue to enable long-term scalability, though ultimately the success of our business depends on our ability to develop connections between our customers and our winery brands. We balance the market accessibility of a broad wholesale reach with direct and authentic customer and consumer touchpoints that drive connectivity, insights and trust. Combined, our California direct to retail accounts business and DTC channel make up 39% of our combined net sales.

We believe our comprehensive omni-channel route-to-market is a key differentiator of our leading U.S. luxury wine platform and allows us to engage with distributors, customers and consumers on multiple fronts and meet their needs across price points, varietals and appellations, driving long-term sustainable growth.

Diversified and scalable production model.    The success of The Duckhorn Portfolio is underpinned by our strategic, diversified and scalable supply and production platform. We strive for capital efficiency and secure the majority of our grape supply by leveraging long-standing relationships within a vast, geographically diversified network of more than 225 trusted growers and bulk wine suppliers, designed to help us mitigate agricultural risk, optimize costs and quality and flexibly scale. As our supply-demand balance crystallizes with each harvest, we have the opportunity to further optimize production with grapes and bulk wine in the spot market. At our eight state-of-the-art wineries, we are able to directly control the quality of the wine we produce.

To complement this scaled platform, we own 22 distinct Estate vineyards spanning 843 acres. Some of our most prestigious wines are created from Estate grapes grown in these vineyards under our own viticultural heritage utilizing sustainable winegrowing and employing responsible land and water stewardship practices.

This diversified sourcing model provides many benefits:

•	Luxury credentials. Estate grapes are used primarily in our DTC-only wines to give a sense of place to our iconic winery brand heritage and showcase our award-winning winemaking capabilities.

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Reliability of supply. We have a long history of creating a portfolio of wines year after year, at scale, that consistently meet the highest standards of quality. Given our industry’s exposure to climate change risks and extreme weather events, we regularly evaluate impacts of climate change on our business and plan to disclose any such impacts to provide transparency with respect to our efforts to effectively manage the risks and opportunities presented by climate change. We are committed to continuing to take measures to achieve climate resiliency and to expand our agile supply chain with highly diversified grape sourcing to help ensure we mitigate the impact of climate change and unforeseen natural events.

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Rapid scalability. Contracted supply from our trusted grape grower and bulk wine supplier network enables us to react to market trends and grow luxury winery brands, like Decoy, quickly while maintaining quality excellence.

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Cost management. Our scale provides us with operating leverage, and we believe our strategy both to Estate-grow and contract our grape supply provides us with increased visibility into our cost structure and makes us less susceptible to market volatility.

Our diversified and scalable production model enables us to efficiently adapt to changing consumer demand, drive toward our environmental sustainability goals and rapidly bring to market diversified case lot sizes.

Exceptional leadership team.    We have an exceptional, culture-driven leadership team at the helm of The Duckhorn Portfolio. The highly tenured executive team has approximately 100 years of cumulative experience with Duckhorn and is led by Alex Ryan, who began his work with luxury wine at Duckhorn nearly 33 years ago. The executive leadership team is made up of six strategic and functionally focused professionals dedicated to the success and growth of The Duckhorn Portfolio. Since 2010, this leadership team has grown net sales by approximately 500%, successfully managing the business through multiple economic cycles, challenging environmental externalities and the integration of two acquisitions. Supporting this leadership team is a deep bench of highly talented managers, many of whom have a long history at the Company and with our winery brands. Throughout our history, we believe we have been able to attract the highest caliber employees in the winemaking industry because of our reputation, prioritization of sustainability and corporate responsibility, holistic focus on our team members and commitment to developing, empowering, supporting and promoting our employees, which is a core element of our leadership.

Our strategy for continuous growth

Our entire organization is growth-oriented. From product innovation and category expansion to expanding points of distribution, every department plays a role in the growth of The Duckhorn Portfolio. We have a long, successful track record of enhancing our growth initiatives and delivering on our commitment to excellence in luxury winemaking.

Our growth plan relies on core competencies demonstrated by our organization throughout our history. We expect to deliver meaningful increases in stockholder value by continuing to execute the following strategies:

Leverage our sales and marketing strength to gain market share in a consolidating marketplace.

We believe our comprehensive sales and marketing plan will continue to increase awareness across our luxury wine portfolio, reinforce the strength of our winery brands and expand our market share.

Our commitment to excellence has resulted in a track record of industry awards, and we believe these recognitions provide our entire luxury wine portfolio with a halo of prestige. The success of our business relies on our ability to maintain the prestige of our portfolio, and we expect to continue to be honored with critical acclaim and 90+ point wine scores, which we believe will drive consumer engagement and further solidify the reputation of our entire luxury wine portfolio.

We believe leveraging our sales and marketing strength will increase brand awareness and grow sales for our winery brands to existing consumers and a new generation of consumers. This plan is made possible by our omni-channel sales platform, which enables us to grow, both through volume increases, and through periodic price increases, particularly on our higher-end, smaller lot DTC wines.

We also plan to continue to invest in our wholesale channel sales force to expand our network of distributor and account advocates and grow our retail presence. We expect this differentiated platform advantage will continue to increase our brand awareness and presence in the fragmented luxury wine segment.

Establishing and maintaining the awareness of The Duckhorn Portfolio as a premier luxury winemaker is paramount to our growth and success, and we believe our sales and marketing strength will reinforce this and enable us to gain market share in a consolidating marketplace. Additionally, we are steadfast in our desire to be an industry leader in ESG practices, as we have long believed that investing in sustainable business practices positively correlates with our business success in the luxury wine market.

Insightful and targeted portfolio evolution.

We maintain close connectivity to luxury wine consumers through our omni-channel sales model, which coupled with our high-quality, flexible production assets, allows us to thoughtfully tailor our portfolio to meet consumers’ needs. One of our most successful growth initiatives has been the long-term development and evolution of Decoy, which began with a single offering and now includes 12 different labels across our Decoy and Decoy Limited offerings. We expect to further enhance Decoy as a luxury winery brand and we see great potential for further extensions, as evidenced by some of the following recent innovations. During 2020, we successfully launched four new Decoy labels, each of which received strong consumer reception. Three of these labels are in our new upmarket tier, Decoy Limited, which consists of Napa Valley Cabernet Sauvignon, Napa Valley Red Blend and Sonoma Coast Pinot Noir. In addition, we inaugurated a new category offering, Decoy Brut Cuvée Sparkling. We also launched a line of premium Decoy-branded wine-based seltzers in February 2021, which we believe will have broad appeal to current Decoy wine drinkers and capture an incremental drinking occasion in this dynamic category. We expect to launch other Decoy extensions in the future and intend to continue evolving and strategically broadening The Duckhorn Portfolio to drive future growth.

Our curated and comprehensive portfolio and historical growth result from long-term dedication to continuous evolution and alignment with the luxury wine consumer. As we continue to scale, we believe our growth mindset, coupled with our differentiated production and distribution platform, will enable us to continue to adapt and remain at the forefront of our industry.

Expand and accelerate wholesale channel distribution.

We see an opportunity to continue to expand our retail accounts and increase cases sold per retail account, most prominently by leveraging the strength of our powerhouse Decoy brand. In Fiscal 2020, we increased the number of our accounts by 10% to greater than 47,000. Over the same period, our domestic case sales per account increased by 10% and our number of distribution points increased by approximately 13%. With over 500,000 total licensed retail accounts in the United States, according to Nielsen, there remains ample opportunity to continue broadening distribution of the wines in our portfolio as well as to increase the volume of wine sold to existing accounts. While the wholesale channel has experienced significant distributor consolidation and increased competition in recent years, we believe our long-standing existing commercial relationships coupled with exceptional portfolio strength, built over the last four decades, position us to capture this distribution growth opportunity and accelerate sales to existing distributors and retail accounts in California.

Continue to invest in DTC capabilities.

We plan to continue to invest in our DTC channel, which currently comprises approximately 20% of sales and features seven tasting rooms and had over 55,000 active wine club members who purchased wine in Fiscal 2020. This robust channel provides an important means for us to engage with consumers, create brand evangelists and drive adoption across our portfolio. This channel also favorably impacts margins, as wines sold through our DTC programs are often more exclusive, higher-priced wines. Over 3,000 new members have signed up for our DTC offerings in Fiscal 2020, which we believe is a meaningful testament to our wines and their appeal to American luxury wine consumers. Our DTC channel will continue to play a critical role in authenticating our luxury credentials with consumers, and we believe our scaled presence and expertise in the channel separates us from our competitors.

Evaluate strategic acquisitions opportunistically.

As part of our ongoing growth strategy, we strategically evaluate acquisition opportunities. While our growth and success are not contingent upon future acquisitions, we believe our leadership and operational teams have the capabilities and experience to execute and integrate acquisitions to create stockholder value. We continually track and evaluate acquisition opportunities that could create strategic advantages for our business.

This approach has led to the successful acquisition of two winery brands over the past three years: Kosta Browne and Calera. Both brands offer highly acclaimed wines with deeply connected consumer followings. In addition to complementing our portfolio, both acquisitions had unique strategic rationale: Kosta Browne expanded our DTC capabilities and Calera further diversified our supply chain and production resilience by broadening our grape-sourcing relationships within the Central Coast of California. These renowned wineries have continued to thrive and grow in prominence under our stewardship.

Our total outstanding long-term indebtedness was $366.7 million as of January 31, 2021. As of February 28, 2021, our total outstanding long-term indebtedness was $455.7 million, which includes $100.0 million that we borrowed on the Revolver Facility to fund the dividend of $100.0 million that we paid to our existing stockholders on February 24, 2021. We intend to use the net proceeds we receive from this offering to repay $181.0 million of outstanding indebtedness under our Revolver Facility. See “Use of proceeds.” However, our ability to execute the foregoing growth strategies depends on our ability to maintain sufficient cash flows while continuing to service our remaining indebtedness.

Competitive landscape

While there are thousands of companies that supply wines in the United States, sales in the industry are relatively concentrated among a limited number of companies. In the 52-week period ended December 27, 2020, nearly 50% of off-premise U.S. origin wine sales were generated by E&J Gallo, Constellation, Trinchero, Jackson Family Wines, Ste. Michelle and The Wine Group, according to sales value data from IRI. These companies supply many brands across multiple price segments, including luxury and lower-price segments, and IRI estimates that the average off-premise selling price per bottle for these ten competitors combined over the same period was $7.97.

We are the largest pure-play luxury wine supplier and the eleventh largest wine supplier by sales value overall in the United States, based on our share of off-premise wine sales during the 52-week period ended December 27, 2020, according to sales value data from IRI. We target and compete in the luxury price segment, and our off-premise average selling price per bottle over this period was $20.24, the highest of the top 10 U.S. wine suppliers, as measured by IRI. We estimate that our on-premise average selling price per bottle is typically between two and three times the off-premise average selling price. In the 52-week period ended December 27, 2020, our off-premise sales grew 34.1% year over year, the greatest increase of the top 15 wine suppliers, according to sales value data from IRI. In every calendar year since 2012, our off-premise sales growth value has materially exceeded both the luxury segment average growth rate and the total industry average growth rate, as reported by IRI as of December 27, 2020.

The tail of the United States wine industry is relatively fragmented. In the 52-week period ending December 27, 2020, there were over 200 domestic wine suppliers with off-premise wine sales of $1 million to $100 million, representing 95% of total wine producers with greater than $1 million in sales, according to sales value data from IRI. These smaller producers with sales between $1 million and $100 million tend to skew towards the luxury segment. There are over 10,400 wineries in the United States, according to Wines Vines Analytics, and substantially more foreign brands who sell their wine into the United States.

The Duckhorn Portfolio sits at the intersection of scale, luxury and growth and we are the only pure-play U.S. luxury wine company of scale. We believe we compete with our competitors, large and small, on price, quality, perceived luxury authenticity, portfolio depth, innovation, product visibility and channel presence.

Our commitment to environmental, social and governance leadership

We believe that leadership in the Environmental, Social and Governance (“ESG”) issues we and our industry face is a central element of our Company’s mission because our success is tied to how responsibly and sustainably we run our business. Over the past few years, we have taken steps to address environmental concerns and climate change, strengthen the support of our employees and the communities in which we live and adhere to best practices in corporate governance and risk assessment and mitigation. As we evaluated how best to develop the ESG program at our Company, we decided that aligning our Company ESG objectives with elements of the United Nations Sustainable Development Goals (“UN SDGs”) would not only make the greatest impact on solving sustainability challenges in our society, but also best reflect our belief that how we manage business-relevant ESG factors impacts the long-term interests of our stakeholders. Further, we plan to report how we oversee and manage ESG factors material to our business under the industry-specific ESG framework recommended by the Sustainability Accounting Standards Board (“SASB”) for the alcoholic beverage industry.

Our ESG initiative is organized into three pillars, which, in turn, contain focus areas for our attention and action:

•	Environmental. The Environmental pillar is focused on climate change and sustainable winegrowing practices, improved resource utilization and responsible packaging.

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Social. The Social pillar is focused on promoting diversity and inclusion, enhancing community involvement and charitable engagement, reinforcing our holistic commitment to our employees and their safety, maintaining customer data privacy and encouraging the responsible consumption of our wines.

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Governance. The Governance pillar is focused on upholding our commitment to ethical business conduct, integrity and corporate responsibility, discerning climate-related risks and opportunities, enhancing sustainability reporting within the Company and integrating strong governance and enterprise risk management oversight across all aspects of our business.

Our ESG initiative is led by our Administration Department, which supports the execution of the initiative’s priorities by stakeholders across all departments in the Company. As a public company, the Nominating and Governance Committee of the Board of Directors, as well as our President, Chief Executive Officer and Chairman, will provide direction with respect to the evolving priorities of the ESG initiative and receive quarterly reports with respect to the quantitative and qualitative progress of goal attainment. In addition, we will report to our stockholders with respect to the results of the ESG initiative on a periodic basis.

Farming and winery operations

We farm and control (owned or leased) 843 Estate vineyard acres throughout the premier grape-growing regions in California and Washington. Between 2015 and 2020, our Estate vineyards produced on average more than 10% of the grapes required to meet our wine production needs, while more than 85% of our total production was sourced from third-party growers and, to a significantly lesser extent, the bulk wine market. Due to our ongoing reinvestment in our vineyard infrastructure, the natural lifecycle of grapevines and other business and agricultural considerations, the exact number of acres that are fallow, bearing fruit or producing a specific varietal is in perpetual fluctuation. We currently engage in a number of sustainable winegrowing practices and are working diligently to address climate change vulnerability consistent with UN SDG 13 (Climate Action), as part of the Environmental pillar of our ESG initiative. Also in accordance with SDG 15 (Life on Land), we further our commitment to responsible land stewardship by designing our vineyards to minimize impact on the surrounding environment and utilizing sophisticated farming practices to encourage soil enhancement, erosion control and healthy ecosystems by using native cover crops and water-efficient rootstock.

To supplement our Estate-grown fruit, we purchase additional grapes from grower partners and, to a significantly lesser extent, bulk wine from trusted producers. We source grapes and bulk wine from more than 225 counterparties, many of whom we have worked with for decades. In addition to grapes and bulk wine, we use additives to support and develop the fermentation, filtration, clarification and stabilization of the wine from tank to bottle. We also use barrels sourced from France, glass bottles from Mexico and China, cork from Portugal and metal packaging components from the United States and Europe. We are focused on diversifying our supply chain and grape sourcing to be best positioned to respond to unforeseen natural events.

Quality control is a priority at every stage of wine production at The Duckhorn Portfolio, from harvesting the fruit at the desired brix to storage and transportation of the cased goods at the appropriate temperature. Our wineries leverage state-of-the-art technology designed to ensure optimal quality, allowing our winemaking teams a high level of visibility in reaching the desired results. Much of our wine is currently produced at an ISO-9001-certified plant. Once wine grapes have been harvested, the fruit is brought via truck from the vineyard to the winery to begin the winemaking process. Most of our winemaking activities occur at one of our eight wineries, under the direction of one of our winemaking teams, who design and implement quality control plans for each stage of the production process. Winemaking activities for some of our wines take place under our direction at custom crush partners. Between January 1, 2018 and December 31, 2020, 71% of our grape crush mix by net weight was processed at one of our wineries, and the remaining 29% was processed under our direction at custom crush partners. Great care is taken in the grape selection process, particularly with respect to our ultra-luxury wines, to maximize the quality of grape clusters that are used in our wines. Once the winemaking team is satisfied that the grapes are of consistent ripeness and quality, the grapes are destemmed, crushed and later pumped into fermentation tanks. During the fermentation process, the winemaking team continually observes, measures and mixes the juice as the sugars convert to alcohol. Once the fermentation process is complete, the wine is racked into barrels or storage tanks for cellaring. Nearly all of our wines are bottled at one of our facilities, which allows us to nimbly change bottling schedules at our facilities to meet changing demand. Across our facilities, we believe we have sufficient infrastructure, equipment and entitlements to bottle approximately three million gallons of wine per year. Our red wines generally have a harvest-to-release inventory lifecycle that can range from 15 to 48 months. Our white, rosé and sparkling wines generally have a harvest-to-release inventory lifecycle that can range from five to 35 months.

At the end of bottling, labeled bottles are loaded into cases and placed in storage ready for transit. Wine must be transported by trucks, trailers or rail that are able to maintain the proper temperature to maintain the quality and integrity of the wine. Most wine sold through the DTC channel, unless collected by the customer at a tasting room, is shipped from one of several storage locations via common carrier in compliance with applicable regulations. Wine sold through the wholesale channel in California is transported by carrier to the retail account. Wine sold in the wholesale channel to distributors outside of California and exported internationally is transported by carriers to the distributor or foreign importer that purchased the wine. The distributor or foreign importer stores our wines at staging locations and fulfills orders from on- and off-premise accounts in its respective territory.

In aligning our objectives with UN SDG 12 (Responsible Consumption and Production), which focuses on sustainable consumption and production, we aim to be a responsible consumer-packaged-goods producer and utilize reusable and recyclable packaging sourced from sustainable producers. As shipping is often the biggest producer of greenhouse gases in the wine supply chain, we have moved toward the use of lighter weight bottles, thereby decreasing our annual green house gas emissions. All of our packaging, including glass bottles, screwcaps, shipping boxes and cork, are recyclable and renewable, further reducing the carbon footprint in our packaging lifecycle.

Our omni-channel sales and distribution platform

Once our wine is produced, there are two primary routes for it to reach our consumers: our wholesale channel, which includes direct sales to retail accounts in California and indirect sales through distributors, and our DTC channel, through which we sell directly to our consumers. In the United States, the alcoholic beverage sales regulatory framework generally prohibits alcohol producers from selling alcohol in the wholesale channel directly to retail accounts located outside of the producer’s home state. However, we are able to sell directly to retail accounts in California, as a benefit of our California (Type 02) winegrowers license.

Our wholesale business outside of California operates as a part of the state government-mandated three-tier system, which establishes three categories of licensees: the producer (the party that makes the wine), the distributor (the party that buys the wine from the producer and, in turn, sells it to the retailer) and the retailer (the party that sells the wine to the ultimate consumer).

We have an extensive network of salespeople across both our wholesale and DTC channels. We deploy our sales force, which included approximately 80 dedicated sales professionals as of January 31, 2021, in our wholesale channel to evangelize our vast network of distributors and retail accounts. Understanding how consumers will connect with brands is critical in allocating shelf and menu space, and while smaller luxury brands rely on distributors to introduce and promote their brands, our sales force takes direct action to deepen our existing distributor relationships as well as to work directly with retail accounts. In addition, our team of approximately 70 hospitality professionals serve as ambassadors for our winery brands in our seven tasting rooms.

The wholesale channel

We distribute our wines in all 50 states and over 50 foreign countries. In some states, an exclusive distributor must be assigned for each brand, and that distributor retains long-term rights to sell the brand in that state. We pride ourselves on our strong relationships with our distributors and structure these relationships within applicable law to maximize continuity and flexibility. We are sensitive to the detrimental effect on consumer buying behavior if a wine is unavailable, and we work closely with distributors to seek to maximize inventory availability.

In California, our right to sell directly to retail accounts enhances profitability and allows us to have greater control of brand messaging and focus within the state. While few scaled producers utilize this route to market, The Duckhorn Portfolio has made use of this approach in California since 1980. In Fiscal 2020, California represented approximately 24% of our wholesale net sales, with more than 2,800 retail accounts. Additionally, a small percentage of our wines are sold directly to accounts outside of California, including cruise ships, airlines and duty-free shops. Our margins for direct sales of wine are higher than our margins on wine we sell through distributors.

The DTC channel

Our DTC channel activities encompass seven tasting rooms, several popular and award-winning wine clubs, a robust multi-winery e-commerce website and universal shopping cart, a powerful Kosta Browne member allocation model and high-touch customer service teams.

We have historically hosted over 100,000 guests annually in our unique tasting rooms. One catalyst of the DTC business is by-appointment seated tasting experiences supported by highly trained wine specialists who connect guests with our rarest wines, dynamic people and beautiful properties. The tasting room experience is designed to turn each guest into a brand evangelist and encourage future connections and purchases throughout our portfolio and channels.

Nearly all winery brands are available on the website via our universal shopping cart so that a consumer who discovers us for one brand or particular label will quickly be exposed to our other winery brands to fulfill their future wine needs. These strategies maximize each brand and property while driving awareness for our other world-class wines and properties, resulting in more and lasting connections with consumers and accounts. DTC is both a profitable channel and critical marketing engine that creates brand strength and drives sales of our most expensive wines.

Marketing

Strategy

Our marketing strategy is centered around our goal of making The Duckhorn Portfolio the producer of choice for luxury wine consumers and accounts. Our marketing activities are organized around three major functional areas: consumer marketing, account marketing and new product development. The consumer marketing activities are focused on increasing awareness and creating engaged consumers through public relations, advertising, rich content creation and social/digital engagement for both our wines and tasting experiences offered in our DTC channel. Our account marketing activities are focused on cultivating strong relationships and success with our top distributors and national chain accounts, including merchandising, promotions and distribution expansion. Our functional marketing approach enables us to effectively leverage and cross-promote our three top selling winery brands: Decoy, Duckhorn Vineyards and Kosta Browne.

New product development and innovation are core to our marketing strategy. A significant portion of sales are derived from labels developed within the last five years, including Postmark Napa Valley, Decoy Rosé and Duckhorn Vineyards Rutherford Cabernet. We believe the recent additions of a sparkling Decoy Brut Cuvee and a higher-priced Decoy Limited tier are paving the way for Decoy to become a luxury winery brand with both breadth and depth.

As a globally recognized wine brand, we strive to consistently and responsibly market our products in a legal, safe and compliant manner as part of the Social pillar of our ESG initiative. Consistent with UN SDG 3 (Good Health and Well-Being), we promote health and safety by requiring our employees, partners and vendors involved in the promotion of our winery brands to engage in practices and messaging consistent with responsible and safe consumption of our wines.

Marketing spend

Our annual marketing spend is divided into three major components: account-focused activities to create unique and dynamic programs; consumer-focused activities to raise winery portfolio awareness, create engagement and ultimately make a sale; and marketing efforts for Kosta Browne. Account spending primarily includes support for national accounts and merchandising materials, support for the burgeoning e-tail curbside pick-up and grocery delivery services and other advertising. Consumer spending includes public relations, advertising, events (both virtual and in-person), content creation and digital spend on podcast ads and influencer marketing. Given the industry consolidation over the past 20 years, having a strategic focus and budget dedicated to our top customers has yielded strong relationships and results. Kosta Browne marketing predominantly supports the three annual member offers, digital marketing programs and high-touch collateral for member unboxing experiences and events.

Social media and engagement

Our social media marketing is designed to employ captivating content to re-create the powerful community-building prowess of our founders online. With over 250,000 followers combined across Instagram, Facebook and Twitter as of the date of this prospectus, we surpass many of our wine company competitors and are capitalizing on the current social media consumption trends to drive awareness, engagement, lead generation and sales. Duckhorn Vineyards and Decoy primarily focus on driving awareness and engagement, while Kosta Browne is particularly adept at using “sign-up required” social engagement like the KB Kitchen Series featuring acclaimed top chefs to drive new DTC members. A material portion of the annual marketing budget is spent on influencer marketing, social advertising and social monitoring. These efforts primarily support our Decoy winery brand given its larger audience size.

Diversity and inclusion, which is one of the focus areas of the Social pillar of our ESG initiative as part of our commitment to UN SDG 10 (Reduced Inequalities), have been foundational elements in our content strategy for many years and can be seen threaded throughout our posts.

Facilities

Vineyards

Through a combination of ownership and leases, we control 843 acres of Estate vineyards across Washington and California.

Cabernet Sauvignon and Pinot Noir grown in the premier wine growing region of the North Coast of California are the focus of our Estate vineyard portfolio.

Wineries and tasting rooms

The Duckhorn Portfolio controls and operates eight wineries located in California and Washington. Seven of these locations also feature tasting rooms where we welcome guests.

DUCKHORN
VINEYARDS

Location: St. Helena, CA
AVA: Napa Valley
Production: 160,000 gallon production entitlement (partially pre-WDO)
Hospitality: Brand-focused hospitality, with ~33k visitor entitlement. Currently under review for hospitality entitlement enhancement
Owned or leased: Owned

PARADUXX

Location: Yountville, CA
AVA: Napa Valley
Production: 300,000 gallon production entitlement
Hospitality: Brand-focused hospitality, with ~42k visitor entitlement. Generous and newly modified visitation and events entitlement
Owned or leased: Owned

MIGRATION

Location: Napa, CA (City, not County)
AVA: Los Carneros
Production: 715,000 gallon production entitlement. Unlimited bottling
Hospitality: Brand-focused hospitality with broad visitation entitlement (to open in early 2021)
Owned or leased: Leased

Goldeneye

Location: Philo, CA
AVA: Anderson Valley
Production: No production limitations - 22,000 cases produced in FY20
Hospitality: Brand-focused hospitality with broad visitation entitlement
Owned or leased: Owned

CANVASBACK
WASHINGTON STATE

Location: Walla Walla, WA
AVA: Walla Walla Valley
Production: 66,000 gallon production allowance
Hospitality: Brand-focused hospitality
Owned or leased: Leased

CALERA

Location: Hollister, CA
AVA: Mt. Harlan
Production: No production limitations
Hospitality: Brand-focused hospitality with broad visitation entitlement. Featuring a historic gravity flow winery and substantial cave network
Owned or leased: Owned

KOSTA BROWNE

Location: Sebastopol, CA
AVA: Sonoma County
Production: 143,000 gallon production entitlement
Hospitality: Brand-focused hospitality and luxury Gallery experience built around a state-of-the-art winery
Owned or leased: Leased

DECOY

Location: Hopland, CA
AVA: Mendocino County
Production: No production limitations (1 million+ cases produced in FY20, two bottling lines)
Hospitality: No hospitality operations
Owned or leased: Owned

Focused Portfolio Of Powerful Brands Brand Decoy Duckhorn vineyards kosta browne calera paraduxx. goldeneye migration> canvasback greenwing postmark First vintage Primary focus Description SRP Range Tasting Room 1985 California A luxury consumer brand of choice, Decoy is dedicated to crafting serious wines of superior quality at a remarkable price across multiple varieties. Acclaim Wine Brand of the Year, Market Watch (2020); Hot Brand Award - 5X Winner, Impact; Top Growth Brand - 7X Winner, Beverage Information Group; Top Restaurant Wine,- 4X winner Wine & Spirits $20-$35 -- 1978 California Napa Valley A benchmark for American Merlot, Duckhorn has been crafting Napa Valley wines of distinction for over 40 years. Acclaim #1 Wine of the Year (Global), Wine Spectator (2017); Winery of the Year - 9X Winner , Wine & Spirits; Top Restaurant Wine - 13X winner, Wine & Spirits; Top 100 Wines of the Year - 4X winner, Wine Spectator $30 - $155 1997 California Sonoma Coast Kosta Browne is a pinnacle of ultra-luxury California Pinot Noir and Chardonnay. (Acquisition) Acclaim #1 Wine of the Year (Global), Wine Spectator (2017); Top 100 Wines of the Year - 7X winner, Wine Spectator $85 - $200 1976 California Central Coast Calera is a pioneer of luxury American Pinot Noir and is revered throughout the industry for its Mt. Harlan AVA wines. (Acquisition) Acclaim Winery of the Year - 8X Winner , Wine & Spirits; Top Pinot Noir Issue Cover Photo, Wine Spectator (2013); Top 100 Wines of the Year - 3X winner, Wine Spectator $30 - $100 1994 California Napa Valley Paraduxx specializes in producing the world's great red blends in a distinctively Napa Valley style. Acclaim Top 50 Winery in Restaurants, Wine & Spirits (2017) $30 - $100 1997 California Anderson Valley The first dedicated Pinot Noir producer in Anderson Valley, Goldeneye produces ultra-luxury wines from Mendocino County. Acclaim Top Pinot Noir Issue Cover Photo, Wine Spectator (2019); Wine & Spirits Top Restaurant Pinot Noir, Wine & Spirits (2011) $30 - $130 2001 California Sonoma Coast Refined, cool-climate Burgundian wines, Migration wines are sourced from premiere California vineyards in the Sonoma Coast AVA. Acclaim Top 100 Wines of the Year, Wine Spectator (2005) $30 - $70 Mid-2021 2012 Washington Red Mountain Canvasback is dedicated to producing luxury Cabernet Sauvignon from the highly-acclaimed Red Mountain in Washington State. Acclaim Winery to Watch, Wine & Spirits (2017) $30 - $84 2019 Washington Columbia Valley Rooted in Columbia Valley Bordeaux varieties, Greenwing is making some of North America's most exciting next generation wines. Acclaim (New release) 91 points, Wine Enthusiast (2020) $35 -- 2020 California Napa, Paso Postmark Cabernet & Merlot reflect their iconic Napa Valley roots while the brand name enables sourcing of quality grapes wherever they might be grown. Acclaim (New release) 90 points, Wine Enthusiast (2020) $35 -

Corporate offices

Our headquarters are located at 1201 Dowdell Lane, St. Helena, CA. This 12,000 square foot space is leased pursuant to an agreement that expires on March 1, 2024. We also lease approximately 8,700 square feet of office space at 3663 N. Laughlin Road, Santa Rosa, CA, a portion of which is leased until December 31, 2022 and the remainder of which is leased until December 31, 2024. In addition, many of our employees work in office space at our winery and tasting room facilities, consistent with applicable zoning and other regulations.

Seasonality

Our net sales are typically highest in the first half of our fiscal year due to increased consumer demand around major holidays. Net sales seasonality differs for wholesale and DTC channels, resulting in quarterly seasonality in our net sales that depends on the channel mix for that period. We typically experience a higher concentration of sales through our wholesale channel during our first and second fiscal quarters due to increased purchasing by distributors in anticipation of higher consumer demand during the holiday season, which has the effect of lowering average selling prices as a result of the use of distributor and retail sales discounts and promotions in our wholesale channel. See “Management’s discussion and analysis of financial condition and results of operations—Key Operating Metrics.” In Fiscal 2020, our net sales in the first, second, third and fourth fiscal quarters represented approximately 26.9%, 28.4%, 25.4% and 19.3%, respectively, of our total net sales for the year. In Fiscal 2019, our net sales in the first, second, third and fourth fiscal quarters represented approximately 26.7%, 27.5%, 26.1% and 19.7%, respectively, of our total net sales for the year.

Our team

Our values

Our values are an integral part of our Company’s success and provide the foundation for continued growth. Our company culture has evolved as we have grown, but it has remained rooted in the shared values that were central to the vision of our founders, who focused on respect, hard work, collaboration, innovation and a commitment to our mission. We are proud that the average tenure of our full-time employees, at approximately five years, exceeds a recent industry average of 3.3 years, which we believe is partially a result of programs in our employee enrichment focus area of the Social pillar of our ESG initiative. For example, because many roles at the Company have a physical component, we maintain a comprehensive injury and illness prevention program to enhance employee safety, consistent with UN SDG 3 (Good Health and Well-Being). We believe our company culture is a key competitive advantage and a strong contributor to our success.

Our employees

As of January 31, 2021, we had 375 full-time employees and 38 part-time and seasonal employees. All of our employees are employed in the United States except for one. We rely on temporary personnel to supplement our workforce, primarily on our farming teams. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Our organizational structure

Our Company is led by Alex Ryan, our President, Chief Executive Officer and Chairman, who began working at Duckhorn full time in 1988, and has served as our President since 2005, our Chief Executive Officer since 2011 and our Chairman since 2012. Alex leads the Company’s executive team, which, in addition to Alex, is comprised of the five executive vice presidents, each of which leads one of the Company’s departments.

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The Sales Department, which handles all wholesale wine sales in California, throughout the United States and in foreign markets, sales operations, strategic market development and related functions, is led by Pete Przybylinski, our Executive Vice President, Chief Sales Officer, who joined the Company in 1995.

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The Marketing and DTC Department, which leads strategic marketing, business development, new product development, consumer marketing, trade marketing, corporate communications, public relations, DTC sales, wine clubs and the hospitality program globally, is led by Carol Reber, our Executive Vice President, Chief Marketing and DTC Officer, who joined the Company in 2010.

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The Production Department, which includes all aspects of winemaking, farming, production, supply sourcing, grower relations and operations, is led by Zach Rasmuson, our Executive Vice President, Chief Operating Officer, who joined the Company in 2003.

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The Finance and IT Department, which manages capital structure, tax strategy, financial planning, reporting and analysis, accounting and IT, is led by Lori Beaudoin, Executive Vice President, Chief Financial Officer, who joined the Company in 2009.

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The Administration Department, which houses legal, compliance, mergers and acquisitions, SEC reporting, human resources, ESG, governmental relations and safety, is led by Sean Sullivan, Executive Vice President, Chief Administrative Officer and General Counsel, who joined the Company in 2019 after having previously advised the Company and our board of directors as outside counsel for nine years.

IT systems

We rely on various IT systems, owned by us and third parties, to effectively manage our sales and marketing, accounting, financial, legal and compliance functions. We have established policies designed to safeguard our systems and data. All of our tasting rooms use a computerized, third-party hosted point of sale system to enroll customers as wine club or offer list members, update member information, process sales transactions, as well as track and analyze sales, membership statistics, member tenure, billing performance and demographic profiles by member.

Our websites are hosted by third parties, and we rely on third-party vendors for regulatory compliance for order processing, shipments and e-commerce functionality. We believe these systems are scalable to support our growth plans. Our financial, legal, compliance, sales, production and other administrative computer systems are comprised of a variety of technologies designed to assist in the management and analysis of our revenues, costs and key operational metrics, inventory tracking and management, production records, as well as support the daily operations of our Company, some of which are hosted on third-party systems. Additionally, we utilize third parties to track our shipments and depletions and other third parties to supply us with specific retail information regarding our and our competitor’s sales volumes.

We recognize the value of enhancing and extending the uses of IT in virtually every area of our business. Our IT strategy is aligned to support our business strategy and operating plans in the foreseeable future. Consistent with the customer privacy focus area of the Social pillar of our ESG initiative, we also strive to maintain the integrity of customer information.

We maintain an ongoing comprehensive multi-year program to replace or upgrade key systems, enhance security and optimize their performance. Additionally, we understand the importance of safeguarding our technology systems. We guard our systems through a multilayer technology stack and a strict security protocol intended to aid in the harmonization of our multi-process security systems and solutions. We continuously monitor our systems, regularly conduct third-party security audits and testing of our systems to verify our network’s integrity to protect against the compromise of our systems from both internal and external sources.

In addition to identifying information security risks, we have put robust controls in place to seek to reduce or mitigate such risks. We further supplement our security processes with required monthly Company-wide security training and testing.

Regulatory matters

Regulatory framework

We, along with our contract growers, producers, manufacturers, distributors, retail accounts and ingredients and packaging suppliers, are subject to extensive regulation in the United States by federal, state and local government authorities with respect to registration, production processes, product attributes, packaging, labeling, storage and distribution of wine and other products we make.

We are also subject to state and local tax requirements in all states where our wine is sold. We monitor the requirements of relevant jurisdictions to maintain compliance with all tax liability and reporting matters. In California, we are subject to a number of governmental authorities, and are also subject to city and county building, land use, licensing and other codes and regulations.

Alcohol-related regulation

We are subject to extensive regulation in the United States by federal, state and local laws regulating the production, distribution and sale of consumable food items, and specifically alcoholic beverages, including by the TTB and the FDA. The TTB is primarily responsible for overseeing alcohol production records supporting tax obligations, issuing wine labeling guidelines, including grape source and bottle fill requirements, as well as reviewing and issuing certificates of label approval, which are required for the sale of wine through interstate commerce. We carefully monitor compliance with TTB rules and regulations, as well the state law of each state in which we sell our wines. In California, where most of our wines are made, we are subject to alcohol-related licensing and regulations by many authorities, including the ABC. ABC agents and representatives investigate applications for licenses to sell alcoholic beverages, report on the moral character and fitness of alcohol license applicants and the suitability of premises where sales are to be conducted and enforce California alcoholic beverages laws. We are subject to municipal authorities with respect to aspects of our operations, including applicable land use laws and the terms of our use permits. These regulations, as well as the land use permits to which our properties are subject, limit the production of wine, set restrictions on certain business activities, control the sale of wine and regulate the time, place and manner of hospitality in our tasting rooms, among other elements.

Employee and occupational safety regulation

We are subject to certain state and federal employee safety and employment practices regulations, including regulations issued pursuant to the U.S. Occupational Safety and Health Act (“OSHA”), and regulations governing prohibited workplace discriminatory practices and conditions, including those regulations relating to COVID-19 virus transmission mitigation practices. These regulations require us to comply with manufacturing safety standards, including protecting our employees from accidents, providing our employees with a safe and non-hostile work environment and being an equal opportunity employer. In California, we are also subject to employment and safety regulations issued by state and local authorities. Consistent with the employee enrichment focus area of the Social pillar of our ESG initiative and UN SDG 3 (Good Health and Well-Being), we seek to go beyond required standards to give employees the tools and training that give rise to a proactive safety culture in which employees demonstrate our shared commitment to eliminating foreseeable dangers that could lead to injuries, work-related illnesses and other hazardous conditions. For example, our Estate vineyard employees are required to attend at least 16 hours of safety training annually.

Environmental regulation

As a result of our agricultural and wine production activities, we and certain third parties with which we work are subject to federal, state and local environmental laws and regulations. Federal regulations govern, among other things, air emissions, wastewater and stormwater discharges, and the treatment, handling and storage and disposal of materials and wastes. State environmental regulations and authorities intended to address and oversee environmental issues are largely state-level analogs to federal regulations and authorities intended to perform the similar purposes. In California, we are also subject to state-specific rules, such as those contained in the California Environmental Quality Act, California Air Resources Act, Porter-Cologne Water Quality Control Act, California Water Code sections 13300-13999 and Title 23 of the California Administrative Code and various sections of the Health and Safety Code. We are subject to local environmental regulations that address a number of elements of our wine production process, including air quality, the handling of hazardous waste, recycling, water use and discharge, emissions and traffic impacts. In addition to compliance with environmental laws and regulations, our practices are rooted in the focus of the Environmental pillar of our ESG initiative, which focuses on thoughtfully responding to climate change, using resources in a sustainable manner and shifting towards more responsible packaging.

Labeling regulation

Many of our wines are identified by their appellation of origin, which are among the most highly regarded wine growing regions in the world. An appellation may be present on a wine label only if it meets the requirements of applicable state and federal regulations that seek to ensure the consistency and quality of wines from a specific terroir. These appellations designate the specific geographic origin of most or all (depending on the appellation) of the wine’s grapes, and can be a political subdivision (e.g., a country, state or county) or a designated viticultural area. The rules for vineyard designation are similar. Most of our labels maintain the same appellation of origin from year to year. The label of our famed Duckhorn Vineyard Napa Valley Merlot from the Three Palms Vineyard, for example, has borne the same AVA and vineyard designation for decades. From time to time, our winemakers choose to change the appellation of one of our wines to take advantage of high-quality grapes in other areas or to change the profile of a wine, such as the 2018 change of appellation of our Decoy Cabernet Sauvignon from Sonoma County to California.

Agricultural and production-related regulation

In addition to the federal, state and local authorities which govern our business and activities in the areas noted above, we are also subject to regulations specific to agriculture and production activities. These rules allow regulators to inspect facilities, dictate agricultural worker protocols, regulate and inspect equipment and records with respect to weights and measures, in addition to allowing regulators to promulgate regulations with respect to the health and safety of employees working in agricultural and production settings.

Privacy and security regulation

Our Company collects personal information from individuals. Accordingly, we are subject to several data privacy and security related regulations, including but not limited to: U.S. state privacy, security and breach notification laws; the GDPR; and other European privacy laws as well as privacy laws being adopted in other regions around the world. In addition, the FTC and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of information about individuals. Certain states have also adopted robust data privacy and security laws and regulations. For example, the CCPA, which took effect in 2020, imposes obligations and restrictions on businesses regarding their collection, use, and sharing of personal information and provides new and enhanced data privacy rights to California residents, such as affording them the right to access and delete their personal information and to opt out of certain sharing of personal information. In response to the data privacy laws and regulations discussed above and those in other countries in which we do business, we have implemented several technological safeguards, processes, contractual third-parties provisions, and employee trainings to help ensure that we handle information about our employees and customers in a compliant manner. We maintain a global privacy policy and related procedures, and train our workforce to understand and comply with applicable privacy laws.

Intellectual property

We strive to protect the reputation of our winery brands and rely on a combination of aggressive defense of our intellectual property rights and the maintenance of control over our web and social media presence to achieve what we believe is an optimal level of protection.

We establish, protect and defend our intellectual property in a number of ways, including through employee and third-party nondisclosure agreements, copyright laws, domestic and foreign trademark protections, intellectual property licenses and social media and information security policies for employees. We focus significant resources on tracking and monitoring our trademarks for potentially infringing marks. We, in conjunction with outside counsel, review information on a weekly basis from a number of sources, including the USPTO Official Gazette Watch, USPTO Pending Application Watch, COLA Watch and internal watch lists, as well as other foreign national gazettes, to uncover potentially infringing marks.

Our trademarks are valuable assets that reinforce the distinctiveness of our winery brand and our strong portfolio strength. As of December 1, 2020, we had three registered copyrights, 57 unique-mark trademarks, two pending trademark applications and 154 issued trademarks with the United States Patent and Trademark Office, foreign nations and international IP organizations, such as WIPO.

In addition to trademark protection, we own numerous URL designations, including Duckhorn.com, Decoywines.com, KostaBrowne.com, DuckhornPortfolio.com and DuckhornWineShop.com. We maintain and actively manage numerous company websites and social media accounts on social media platforms, including Facebook, Instagram, Twitter and LinkedIn. We claim copyright ownership of all unique content created by and for our Company published on those websites and platforms.

We also rely on, and carefully protect, proprietary knowledge and expertise, including the sources of certain supplies, formulations, production processes, innovation regarding product development and other trade secrets necessary to maintain and enhance our competitive position.

Legal proceedings

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.

A PIONEER IN LUXURY WINE FOR OVER 40 YEARS

DECOY

- **1976** — Founded by Dan & Margaret Duckhorn
- **1978** — First Vintage Duckhorn Vineyards
- **1982** — Expansion into White Wine
- **1985** — First Vintage Decoy
- **1989** — First Estate Vineyard Acquisition
- **1994** — First Vintage Paraduxx Napa Valley
- **1996** — First Vintage Goldeneye Anderson Valley
- **2001** — First Vintage Migration
- **2008** — Decoy Expands into Multiple Varietals
- **2012** — First Vintage Canvasback Red Mountain, WA
- **2015** — Acquired Three Palms Vineyard
- **2017** — Acquired Calera Mt. Harlan
- **2018** — Acquired Kosta Browne
- **2020** — Introduction of Postmark; Introduction of Decoy Limited and Decoy Brut Cuvée
- **2021** — Introduction of Decoy Premium Seltzers

Goldeneye

MIGRATION

CALERA

KOSTA BROWNE

Wine Spectator
#1 Wine of the Year
DUCKHORN
VINEYARDS
2014
Three Palms Vineyard
MERLOT
NAPA VALLEY

JEB DUNNUCK
99 PTS
CALERA
Jensen Vineyard
Pinot Noir
MT. HARLAN

Wine&Spirits
92 PTS
Goldeneye
PINOT NOIR
ANDERSON VALLEY

WINE ENTHUSIAST
94 PTS
CHARDONNAY
MIGRATION
SANTA MARIA VALLEY
Bien Nacido Vineyards

WINE ENTHUSIAST
90 PTS
POSTMARK
NAPA VALLEY
CABERNET SAUVIGNON

WINE ADVOCATE
93 PTS
CANVASBACK
RED MOUNTAIN
Ciel du Cheval Vineyard
CABERNET SAUVIGNON

WINE ENTHUSIAST
90 PTS
DECOY
CABERNET SAUVIGNON
DUCKHORN PORTFOLIO

Wine Spectator
#1 Wine of the Year
KOSTA BROWNE
2009
SONOMA COAST
PINOT NOIR
ALCOHOL 14.5% BY VOLUME

WINE ENTHUSIAST
91 PTS
GREENWING
CABERNET SAUVIGNON
Columbia Valley

Wine Spectator
PARADUXX
92 PTS

OUR TASTING ROOMS

DUCKHORN
VINEYARDS

PARADUXX

Goldeneye

CANVASBACK

MIGRATION

CALERA
TASTING ROOM

KOSTA BROWNE

Management

Executive officers and directors

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Alex Ryan	54	President, Chief Executive Officer and Chairman

Lori Beaudoin	61	Executive Vice President, Chief Financial Officer

Sean Sullivan	40	Executive Vice President, Chief Administrative Officer and General Counsel

Pete Przybylinski	53	Executive Vice President, Chief Sales Officer

Zach Rasmuson	47	Executive Vice President, Chief Operating Officer

Carol Reber	52	Executive Vice President, Chief Marketing and DTC Officer

Charles Esserman	62	Director

James O’Hara	54	Director

Daniel Costello	39	Director

Melanie Cox	61	Director

Deirdre Mahlan	58	Director

Alex Ryan has served as our President since 2005, our Chief Executive Officer since 2011 and our Chairman of the board of directors since 2012. Mr. Ryan previously served as our General Manager and Chief Operating Officer beginning in 2000. Mr. Ryan moved to St. Helena in 1976 and began working at Duckhorn part-time during high school and joined the Company full-time after earning his degree in viticulture from California State University at Fresno in 1988. Mr. Ryan was the Vineyard Manager throughout the early 1990s, and later became the Vice President of Vineyard and Winery Operations. In the years since he became President and Chief Executive Officer, Mr. Ryan successfully launched the Migration brand, featuring the first Chardonnay in the Company’s three-decade history, rolled out an expanded Decoy line, established Canvasback in Washington State and spearheaded the acquisitions of Calera Wine Company in 2017 and Kosta Browne in 2018. Mr. Ryan was honored as the Wine Enthusiast Wine Star Awards Wine Executive of the Year in 2018. We believe Mr. Ryan’s extensive knowledge of the wine industry and his experience as a member of our management team qualifies him to serve on our board of directors.

Lori Beaudoin has served as our Executive Vice President, Chief Financial Officer since June 2009, and leads the accounting, financial reporting, financial planning and analysis and IT departments. From 2007 to 2009, Ms. Beaudoin served as Chief Financial Officer of the personal care segment of Hain Celestial Group, Inc. Prior to that role, Ms. Beaudoin served as Chief Financial Officer of Avalon Natural Products, Inc., a sponsor-backed consumer goods company. Ms. Beaudoin began her career in public accounting and has more than two decades of experience guiding sponsor-backed, growth-oriented consumer products companies. Ms. Beaudoin is a Certified Public Accountant and received her bachelor’s degree in Accounting from the University of Idaho.

Sean Sullivan has served as our Executive Vice President, Chief Administrative Officer and General Counsel since February 2019, after having previously advised the Company and our board of directors as outside counsel from 2007 to 2016. From 2012 to 2019, Mr. Sullivan was an attorney at Gibson, Dunn & Crutcher LLP, advising consumer products, life sciences and technology companies on initial public offerings and other securities offerings, mergers and acquisitions and public company SEC filings. Prior to that, Mr. Sullivan worked as an investment banker in Credit Suisse Group AG’s technology, media and telecom group, after having earlier worked as an attorney at Gibson, Dunn & Crutcher LLP. Mr. Sullivan received a JD from Columbia Law School and Bachelor of Arts degrees in economics and politics from St. Mary’s College of California.

Pete Przybylinski has served as our Executive Vice President, Chief Sales Officer since July of 2010. Mr. Przybylinski leads our wholesale sales team and focuses his efforts on team leadership, distributor management and executive-level strategy development. Prior to his current role, he held a number of sales roles of increasing responsibility in the organization since joining Duckhorn in 1995. Mr. Przybylinski holds a Bachelor of Business Administration in Risk Management and Insurance from the University of Georgia, Terry College of Business.

Zach Rasmuson has served as our Executive Vice President, Chief Operating Officer since 2012, after serving as the winemaker and general manager for Goldeneye since joining the Company in 2003. Previously, Mr. Rasmuson worked for wineries such as Stag’s Leap Wine Cellars, Robert Sinskey Vineyards and Husch Vineyards. Mr. Rasmuson received his bachelor’s degree from St. John’s College.

Carol Reber has served as our Executive Vice President, Chief Marketing and DTC Officer since 2010. Ms. Reber leads our marketing and DTC teams and focuses her efforts on team development, portfolio development, consumer marketing, trade marketing and guest experiences. She has more than two decades of experience guiding growth at entertainment and beverage-alcohol companies, including roles at E. & J. Gallo, Treasury Wine Estates and the Walt Disney Company. Ms. Reber holds a Master of Business Administration degree from Northwestern University, Kellogg School of Management and a bachelor’s degree in psychology from the University of California, San Diego.

Charles Esserman has served as a director since 2016. Mr. Esserman has over 30 years of private equity investment experience and co-founded TSG Consumer Partners, where he currently serves as Chief Executive Officer and Chair of the Investment Committee. Prior to TSG Consumer Partners, Mr. Esserman was with Bain & Company. Mr. Esserman holds a Bachelors of Science in electrical engineering and computer science, with top honors, from the Massachusetts Institute of Technology and a Master of Business Administration degree from Stanford University, where he was an Arjay Miller Scholar. We believe Mr. Esserman’s experience as co-founder and chief executive officer of a private equity firm and as a director of various companies qualifies him to serve on our board of directors.

James O’Hara has served as a director since 2016. Mr. O’Hara joined TSG Consumer Partners in 1998 and currently serves as President and senior member of the Investment Committee. Mr. O’Hara is a former practicing corporate and securities attorney and a former consultant with Bain & Company. Mr. O’Hara holds a Bachelor of Arts degree in economics and philosophy and a JD, both from Georgetown University. We believe Mr. O’Hara’s experience as president of a private equity firm and as a director of various companies qualifies him to serve on our board of directors.

Daniel Costello has served as a director since 2016. Mr. Costello joined TSG Consumer Partners in 2007 and currently serves as Managing Director and member of the Investment Committee. Prior to TSG Consumer Partners, Mr. Costello served as an investment banker with Wachovia Securities. Mr. Costello holds a Bachelor of Science in finance from Miami University. We believe Mr. Costello’s experience as a managing director of a private equity firm and as a director of various companies qualifies him to serve on our board of directors.

Melanie Cox has served as a director since 2021. Ms. Cox has served as the Chief Executive Officer of Backcountry.com LLC, a leading online retailer of premium outdoor sports gear and apparel, since June 2020. She has also served on its board of directors since March 2020. In July 2020, she was appointed to, and currently serves on, the board of directors, as well as the audit and compensation committees of Revolve Group, Inc. Prior to joining to Backcountry, she was an independent consultant to private equity firms including Apax Partners, Versa Capital Management, Guardian Capital Partners, Hitachi Consulting and was an operating executive at Prentice Capital Management and Cerberus Capital Management. She has held interim CEO roles in the skincare and medical device industries in addition to the fashion retail and wholesale segments Ms. Cox founded MBC Consulting and, from April 2017 until June 2020, and April 2009 until April 2015, Ms. Cox served as its Chief Executive Officer, where she advised private equity firms on retail strategy and diligence and also held interim chief executive officer roles at rue21 and American Laser Skincare. From April 2015 through March 2017, Ms. Cox served as managing director at Versa Capital Management, a private equity firm, where she also served as Chief Executive Officer on its behalf at Wet Seal. Each of rue21 and Wet Seal filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in May 2017 and February 2017, respectively. Prior to Versa Capital Management, Ms. Cox held executive-level positions at various companies and private equity firms, including Scoop NYC, Gymboree, Urban Outfitters, Contempo Casuals, Rave Stores, Prentice Capital and Cerberus Capital Management. Ms. Cox completed coursework in American studies at the University of Texas at Austin. We believe Ms. Cox’s operational experience as chief executive officer and as a director of various companies qualifies her to serve on our board of directors.

Deirdre Mahlan has served as a director since 2021. From October 2015 to June 2020, she served as President of Diageo North America, where she oversaw Diageo’s US and Canadian spirits and beer businesses. From October 2010 to October 2015, she served as Chief Financial Officer of Diageo plc, prior to which she was Deputy Financial Officer after previously serving as Head of Tax and Treasury. Ms. Mahlan joined Diageo in 2001. Ms. Mahlan began her career at PricewaterhouseCoopers, where she gained experience in audit across a number of diversified global companies. She was appointed as a non-executive director of Experian plc in September 2012 and currently serves as the Audit Committee Chair. Ms. Mahlan is a certified public accountant and received her Masters of Business Administration degree with a concentration in finance and international business from Columbia University, and her bachelor’s degree in accounting from New York University. We believe Ms. Mahlan’s financial expertise as chief financial officer and as a director of various companies qualifies her to serve on our board of directors.

Board composition and director independence

Our business and affairs are managed under the direction of the board of directors. Upon the closing of this offering, our certificate of incorporation will provide that our board of directors shall consist of at least three directors but not more than fifteen directors and that the number of directors may be fixed from time to time by resolution of our board of directors. Our board of directors will be divided into three classes, as follows:

•	Class I, which will initially consist of Alex Ryan, Daniel Costello and Deirdre Mahlan, whose terms will expire at our annual meeting of stockholders to be held in 2022;

•	Class II, which will initially consist of Melanie Cox and James O’Hara, whose terms will expire at our annual meeting of stockholders to be held in 2023; and

•	Class III, which will initially consist of Charles Esserman, whose term will expire at our annual meeting of stockholders to be held in 2024.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Subject to the terms of the Stockholders Agreement, any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

In connection with this offering, we will enter into a stockholders agreement with investment funds affiliated with TSG governing certain nomination rights with respect to our board of directors following this offering. Pursuant to the terms of the Stockholders Agreement, following the completion of this offering, investment funds affiliated with TSG will have the right to appoint a majority of the directors serving on our board. Under the agreement, we are required to take all necessary action to cause the board of directors to include individuals designated by TSG in the slate of nominees recommended by the board of directors for election by our stockholders, as follows:

•

for so long as TSG owns at least 50% of the shares of our common stock held by TSG immediately prior to the completion of this offering, TSG will be entitled to designate four individuals for nomination;

•

for so long as TSG owns less than 50% but at least 25% of the shares of our common stock held by TSG immediately prior to the completion of this offering, TSG will be entitled to designate three individuals for nomination;

•

for so long as TSG owns less than 25% but at least 10% of the shares of our common stock held by TSG immediately prior to the completion of this offering, TSG will be entitled to designate two individuals for nomination; and

•

for so long as TSG owns less than 10% but at least 5% of the shares of our common stock held by TSG immediately prior to the completion of this offering, TSG will be entitled to designate one individual for nomination.

Investment funds affiliated with TSG will have also have the exclusive right to remove their designees and to fill vacancies created by the removal or resignation of their designees, and we are required to take all necessary action to cause such removals and fill such vacancies at the request of TSG.

Following the completion of this offering, we will be a “controlled company” under the rules of the New York Stock Exchange because more than 50% of the voting power of our common stock will be held by investment funds affiliated with TSG. See “Principal and selling stockholders.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the rules of the New York Stock Exchange. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of the New York Stock Exchange, which require that our audit committee have at least one independent director upon consummation of this offering, consist of a majority of independent directors within 90 days following the effective date of the registration statement of which this prospectus forms a part and exclusively of independent directors within one year following the effective date of the registration statement of which this prospectus forms a part.

Our board of directors has determined that Melanie Cox and Deirdre Mahlan is an independent director under the rules of the New York Stock Exchange. In making this determination, the board of directors considered the relationships that Melanie Cox and Deirdre Mahlan have with our Company and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including ownership interests in us.

Board committees

Upon the completion of this offering, our board of directors will have three standing committees: the audit committee; the compensation committee; and the nominating and corporate governance committee. Each of the committees operates under its own written charter adopted by the board of directors, each of which will be available on our website upon completion of this offering.

Pursuant to the terms of our stockholders agreement, following this offering, investment funds affiliated with TSG will have the right to appoint a director to serve on each of our board committees, for so long as investment funds affiliated with TSG has the right to designate a director for nomination, subject to applicable laws and New York Stock Exchange regulations.

Audit committee

Following this offering, our audit committee will be composed of Daniel Costello, Deirdre Mahlan and James O’Hara, with Deirdre Mahlan serving as chairperson of the committee. We anticipate that, prior to the completion of this offering, our audit committee will determine that Deirdre Mahlan meets the definition of “independent director” under the rules of the New York Stock Exchange and under Rule 10A-3 under the Exchange Act. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, we anticipate that the audit committee will consist of a majority of independent directors, and within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. None of our audit committee members simultaneously serves on the audit committees of more than three public companies, including ours. Our board of directors has determined that Deirdre Mahlan is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable listing standards of the New York Stock Exchange. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, the inclusion of our audited financial statements in our Annual Report on Form 10-K;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Compensation committee

Following this offering, our compensation committee will be composed of Melanie Cox, Deirdre Mahlan and James O’Hara, with James O’Hara, serving as chairperson of the committee. The compensation committee’s responsibilities upon completion of this offering will include:

•

determining and approving the compensation of our chief executive officer, including annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, and evaluating the performance of our chief executive officer in light of such corporate goals and objectives;

•	reviewing and approving the corporate goals and objectives relevant to the compensation of our other executive officers;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•

conducting the independence assessment outlined in the rules of the New York Stock Exchange with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our equity compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards and granting equity awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and corporate governance committee

Following this offering, our nominating and corporate governance committee will be composed of Alex Ryan, Daniel Costello and Melanie Cox, with Daniel Costello serving as chairperson of the committee. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance principles;

•	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

•	reviewing and recommending to the board of directors practices and policies with respect to directors;

•	reviewing and recommending to the board of directors the functions, duties and compositions of the committees of the board of directors;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	provide for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the board of directors and management.

Board oversight of risk management

While the full board of directors has the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics, and is responsible for overseeing the review and approval of related party transactions. Pursuant to the board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the board of directors and its committees.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, see “Certain relationships and related party transactions.”

Code of conduct

We have adopted a code of conduct that applies to all of our employees, including our principal executive officer and principal financial officer. In connection with this offering, we will make our code of conduct available on our website. We intend to disclose any amendments to our codes, or any waivers of their requirements, on our website.

Executive and director compensation

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Introduction

This section provides an overview of the compensation of our principal executive officer and our next two most highly-compensated executive officers for Fiscal 2020. We refer to these individuals as our named executive officers. Our named executive officers are:

•	Alex Ryan, our President, Chief Executive Officer and Chairman;
•	Lori Beaudoin, our Executive Vice President, Chief Financial Officer; and
•	Zach Rasmuson, our Executive Vice President, Chief Operating Officer.

Our board of directors is responsible for determining the compensation of our executive officers. Our President, Chief Executive Officer and Chairman made recommendations to our board of directors about the compensation of his direct reports, including Ms. Beaudoin and Mr. Rasmuson, in respect of Fiscal 2020. Following this offering, we anticipate that the compensation committee of our board of directors will generally be responsible for determining the compensation of our executive officers.

Summary compensation table

The following table sets forth the compensation awarded to, earned by or paid to our named executive officers in respect of their service to us during Fiscal 2020.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	All other compensation ($)(3)	Total ($)
Alex Ryan	2020	530,450	252,871	53,045	836,366
President, Chief Executive Officer and Chairman

Lori Beaudoin	2020	339,900	140,039	37,590	517,529
Executive Vice President, Chief Financial Officer

Zach Rasmuson	2020	339,900	135,960	33,990	509,850
Executive Vice President, Chief Operating Officer

(1)	The amounts reported for each named executive officer include contributions made by the executive to the Company’s 401(k) plan, described below.

(2)	The amounts reported in this column represent the annual bonuses paid to each of the named executive officers with respect to Fiscal 2020, as described in more detail under “Annual bonuses” below.

(3)	The amounts reported in this column represent Company contributions to the Company’s 401(k) plan of $28,500 for Mr. Ryan and $28,000 for each of Ms. Beaudoin and Mr. Rasmuson and Company contributions to our nonqualified deferred compensation plan of $24,545 for Mr. Ryan and $5,990 for each of Ms. Beaudoin and Mr. Rasmuson. These plans are described in more detail under “Employee benefits” below. The amount reported in this column for Ms. Beaudoin also includes a $300 monthly payment in lieu of Company-provided health and welfare benefits.

Narrative disclosure to summary compensation table

Base salaries

Each of our named executive officers receives a base salary from us, which is subject to increase, from time to time, in the discretion of our board of directors. The current annual base salary for our named executive officers is $530,450 for Mr. Ryan, $346,700 for Ms. Beaudoin and $345,780 for Mr. Rasmuson. Annual base salaries for our named executive officers were not changed from Fiscal 2019 to Fiscal 2020.

In connection with this offering, Mr. Ryan’s base salary was increased to $630,000, Ms. Beaudoin’s base salary was increased to $400,000 and Mr. Rasmuson’s annual base salary was increased to $375,000.

Annual bonuses

Each of our named executive officers is eligible to receive an annual bonus under our bonus plan based on the achievement of Company performance goals. In Fiscal 2020, our named executive officers had a target annual bonus of 60% for Mr. Ryan, 51.5% for Ms. Beaudoin and 50% for Mr. Rasmuson of the respective named executive officer’s annual base salary and a maximum annual bonus equal to 200% of the target annual bonus. Our Fiscal 2020 annual bonus plan was based 80% on our achievement of annual EBITDA goals and 20% on our achievement of net sales goals. Following the finalization of our financial statements for Fiscal 2020, our compensation committee reviewed the performance of our named executive officers against these goals, as well as the performance of the Company generally in Fiscal 2020 and decided to fund a bonus pool at 80% of the aggregate target annual bonuses for all bonus eligible employees in the Company. Mr. Ryan, in consultation with the Company’s five Executive Vice Presidents, each of whom report to Mr. Ryan, then allocated the pool among bonus eligible employees (other than himself) in his discretion. The amounts paid to our named executive officers in respect of annual bonuses for Fiscal 2020 are reported under the “Bonus” column in the “Summary compensation table” above.

In connection with this offering, Mr. Ryan’s target annual bonus was increased to 100% of his annual base salary and Ms. Beaudoin’s target annual bonus was increased to 60% of her annual base salary.

Equity compensation

None of our named executive officers were granted equity awards during Fiscal 2020. Prior to Fiscal 2020, each of our named executive officers was issued two separate grants of Class M Common Units. The Class M Common Units granted during Fiscal 2017 vest solely based on continued employment, with 20% of the underlying Class M Common Units vesting on each of the first five anniversaries of the applicable vesting commencement date of the award and with the award vesting in full on the fourth anniversary of the applicable vesting commencement date if an initial public offering (including this offering) occurs prior to such date or vesting in full upon an initial public offering that occurs following the fourth anniversary of the applicable vesting commencement date or a sale of the company. The Class M Common Units granted during Fiscal 2019 vest based on satisfaction of both employment- and performance-based vesting criteria. The employment-based vesting condition satisfied upon continued employment, on the same five-year schedule, and the performance-based vesting criteria will be satisfied upon the receipt by certain of our investors of investment returns in excess of a specified target, subject to named executive officer’s continued employment through such date. See the “Outstanding equity awards at fiscal year-end table” below for more information regarding the outstanding equity awards held by our named executive officers as of July 31, 2020.

Agreements with our named executive officers

In connection with this offering, we entered into an amended and restated employment agreement with each of our named executive officers setting the terms and conditions of their employment with us. The material terms of these agreements are summarized below. As used in the summary below, the terms “cause” and “good reason” have the meanings set forth in the applicable employment agreement.

Mr. Ryan. We entered into an amended and restated employment agreement with Mr. Ryan in March 2021. Under the agreement, Mr. Ryan is entitled to receive a base salary and is eligible to receive an annual bonus with a target equal to a percentage of his annual base salary, currently 100% of his annual base salary. If Mr. Ryan’s employment is terminated by us other than for cause or by Mr. Ryan for good reason, he will be entitled to receive base salary continuation for twelve months, reimbursement of Consolidated Omnibus Budget Reconciliation Act (“COBRA”) premiums for up to twelve months (based on the portion of monthly health premiums paid by us immediately prior to his termination), and any annual bonus for the fiscal year prior to the fiscal year in which such termination occurs, to the extent not yet paid, in each case, subject to his execution of a separation agreement containing a general release of claims.

Ms. Beaudoin. We entered into an amended and restated employment agreement with Ms. Beaudoin in March 2021. Under the agreement, Ms. Beaudoin is entitled to receive a base salary and is eligible to receive an annual bonus with a target equal to a percentage of her annual base salary, currently 60% of her annual base salary. If Ms. Beaudoin’s employment is terminated by us other than for cause or by Ms. Beaudoin for good reason, she will be entitled to receive base salary continuation for twelve months, reimbursement of COBRA premiums for up to twelve months based on the portion of monthly health premiums paid by us immediately prior to her termination, and any annual bonus for the fiscal year prior to the fiscal year in which such termination occurs, to the extent not yet paid, in each case, subject to her execution of a separation agreement containing a general release of claims.

Mr. Rasmuson. We entered into an amended and restated employment agreement with Mr. Rasmuson in March 2021. Under the agreement, Mr. Rasmuson is entitled to receive a base salary and is eligible to receive an annual bonus with a target equal to a percentage of his annual base salary, currently 50% of his annual base salary. If Mr. Rasmuson’s employment is terminated by us other than for cause or by Mr. Rasmuson for good reason, he will be entitled to receive base salary continuation for twelve months, reimbursement of COBRA premiums for up to twelve months based on the portion of monthly health premiums paid by us immediately prior to his termination, and any annual bonus for the fiscal year prior to the fiscal year in which such termination occurs, to the extent not yet paid, in each case, subject to his execution of a separation agreement containing a general release of claims.

Restrictive covenants. Under the amended and restated employment agreements, each of our named executive officers has agreed not to compete with us, solicit any customer, vendor, supplier or other business partner, or any prospective customer, vendor, supplier or other business partner or hire or engage any employee during the named executive officer’s employment. Each named executive has also agreed to not solicit any employee or independent contractor during and for one year following the named executive officer’s termination of employment, to a perpetual confidentiality covenant and to an assignment of intellectual property covenant.

Severance and change in control payments and benefits

Each of our named executive officers is entitled to severance payments and benefits under his or her amended and restated employment agreement upon a termination of employment in certain circumstances. These severance payments and benefits are described under “Agreements with our named executive officers” above. As described under “Outstanding equity awards at fiscal-year end table” below, certain Class M Common Units may vest in connection with a “Company Sale”, as defined in the applicable agreement.

Employee benefits

We currently provide health and welfare benefits, including health, dental, vision, life and short- and long-term disability insurance, which are available to all of our full-time employees. In addition, we maintain a 401(k) retirement plan for the benefit of our full-time employees. We currently make an employer contribution to the 401(k) plan equal to 10% of the participant’s eligible compensation. Our named executive officers are eligible to participate in these plans on the same basis as our other full-time employees.

In addition, we maintain a nonqualified deferred compensation plan in which participants, including our named executive officers, receive employer contributions equal to the excess of the employer contribution they would have received under our 401(k) plan, but for Internal Revenue Service limits, over the employer contributions made on their behalf to the 401(k) plan.

Outstanding equity awards at fiscal year-end table

The following table sets forth information about the equity awards held by our named executive officers as of July 31, 2020.

Name	Number of units that have not vested (#)		Market value of units that have not vested ($)(1)	Equity incentive plan awards: number of unearned units that have not vested (#)		Equity incentive plan awards: market or payout value of unearned units that have not vested ($)(1)
Alex Ryan	—			2,342,731	(2)	15,725,644
	5,353,165	(3)		—

Lori Beaudoin	—			1,211,758	(2)	8,133,954
	2,768,878	(3)		—

Zach Rasmuson	—			807,838	(2)	5,422,635
	1,845,919	(3)		—

(1)	Because the Company was not publicly traded during Fiscal 2020, there is no ascertainable public market value for these units. The amount reported in this table is equal to the value of the units based on the midpoint of the pricing range in connection with this offering of $15.00 per share.

(2)	Represents Class M Common Units held by the named executive officer that are eligible to vest subject to the satisfaction of both time- and performance-based vesting conditions, as described above under “Equity compensation.” The time-based vesting conditions associated with these Class M Common Units will be satisfied (i) in equal installments on each of August 1, 2019, August 1, 2020, August 1, 2021, August 1, 2022 and August 1, 2023, (ii) in full on August 1, 2022, if an initial public offering (including this offering) occurs on or prior to such date, or (iii) upon an initial public offering that occurs following August 1, 2022 or a sale of the company, in each case, subject to the named executive officer’s continued employment. The performance-based vesting conditions associated with the Class M Common Units will be satisfied upon the receipt by certain of our investors of investment returns in excess of a specified target, subject to named executive officer’s continued employment.

(3)	Represents Class M Common Units held by the named executive officer that are eligible to vest based on the named executive officer’s continued employment, as described above under “Equity compensation.” One-half of the Class M Common Units included in this table vested on October 14, 2020 and the remaining Class M Common Units will vest on October 14, 2021 or upon an earlier initial public offering (including this offering) or a sale of the company, in each case, subject to the named executive officer’s continued employment.

In connection with the consummation of this offering, all vested and unvested Class M Common Units held by our named executive officers will be redeemed by Mallard Holdco, LLC in exchange for shares of our common stock under our 2021 Equity Incentive Plan (described below). Our named executive officers will receive shares of unrestricted common stock in exchange for any vested Class M Common Units that are redeemed, and will receive shares of restricted common stock in exchange for any unvested Class M Common Units that are redeemed, which shares of restricted common stock will be subject to the same vesting conditions as the unvested Class M Common Units that are redeemed. The common stock or restricted common stock, as applicable, received by our named executive officers upon such redemption will have the same aggregate value as the vested Class M Common Units or unvested Class M Common Units, as applicable, that are redeemed as of the date of such redemption.

Director compensation

The following table sets forth the compensation awarded to, earned by or paid to the non-employee members of our board of directors in respect of their service to our board of directors during our Fiscal 2020. Mr. Ryan’s compensation for Fiscal 2020 is included in the “Summary compensation table” above and the accompanying narrative description. Other than as set forth in the table below, we did not pay any compensation to any of the members of our board of directors for Fiscal 2020.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)	All other compensation ($)	Total ($)
Dan Duckhorn(2)	$125,000	—	—	$125,000
Charles Esserman(3)	—	—	—	—
James O’Hara(3)	—	—	—	—
Daniel Costello(3)	—	—	—	—

(1)	The amount reported in this column represents the annual fee paid to Mr. Duckhorn in Fiscal 2020 under his letter agreement, described below.

(2)	Mr. Duckhorn retired from our board of directors effective February 18, 2021.

(3)	Messrs. Esserman, O’Hara and Costello are affiliates of TSG. Members of our board of directors who are affiliated with our investors do not receive compensation in respect of their service as members of our board. See “Certain relationships and related party transactions.”

Melanie Cox and Deirdre Mahlan joined the board in March 2021, and therefore are not included in the table above.

In connection with this offering, we adopted a non-employee director compensation policy, which will become effective upon the completion of this offering and will cover non-employee members of our board of directors who are not affiliated with our investors.

Each covered non-employee director will receive an annual cash retainer for service to our board of directors and an additional annual cash retainer for service on any committee of our board of directors or for serving as the lead director or the chair of our board of directors or any of its committees, in each case, prorated for partial years of service, as follows:

	Board or Committee Member	Lead Director or Committee Chair
Annual cash retainer	$55,000	$75,000
Additional annual cash retainer for compensation committee	$7,500	$15,000
Additional annual cash retainer for nominating and corporate governance committee	$5,000	$10,000
Additional annual cash retainer for audit committee	$10,000	$20,000

Commencing in fiscal 2022, each covered non-employee director will be granted restricted stock units having a grant date fair value of $105,000, such restricted stock units to vest on the earlier of the first anniversary of the date of grant and the date of the next annual meeting of our stockholders, generally subject to the non-employee director’s continued service, through the applicable vesting date.

In connection with this offering, each covered non-employee director will be granted 7,000 restricted stock units, such restricted stock units to vest on the earlier of the first anniversary of the date of grant and the date of the next annual meeting of our stockholders, generally subject to the non-employee director’s continued service through the applicable vesting date. Mr. Duckhorn will receive a grant of 16,667 restricted stock units, such restricted stock units to vest on the first anniversary of the date of grant.

Each non-employee director is also entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee on which he or she serves.

Non-employee director arrangements

Agreement with Dan Duckhorn.    We entered into a letter agreement with Mr. Duckhorn on February 10, 2017, under which he was entitled to receive an annual fee of $125,000, paid in quarterly installments, for serving on our board of directors. On February 18, 2021, Mr. Duckhorn retired from the board of directors, which automatically terminated such letter agreement.

Equity plans

2016 Equity incentive plan

Our board of directors approved the Amended and Restated Mallard Holdco, LLC 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan provides for the grant of Class M Common Units to our employees, consultants and advisors. The maximum number of Class M Common Units that may be granted under the 2016 Plan is 43,381,086.80 units. As of January 31, 2021, 42,579,137.14 Class M Common Units were outstanding under the 2016 Plan and 801,949.66 Class M Common Units remained available for future issuance. Class M Common Units granted under the 2016 Plan that are cancelled, forfeited or repurchased will become available again for grant under the 2016 Plan. It is anticipated that no further awards will be made under the 2016 Plan following the completion of this offering. In connection with this offering, we intend to adopt a new omnibus equity plan under which we will grant equity-based awards in connection with or following this offering. The foregoing summary is not a complete description of all of the terms of the 2016 Plan and is qualified in its entirety by reference to the 2016 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Plan administration.    The 2016 Plan is administered by our board of directors, which has discretionary authority to administer and interpret the 2016 Plan and the award agreements, determine eligibility for and grant awards, determine, amend, modify or waive the terms and conditions of any award, prescribe the purchase price or distribution threshold applicable to any award, prescribe forms, rules and procedures and otherwise do all things necessary or desirable to carry out the purposes of the 2016 Plan and any award agreement. Our board of directors may delegate its authority to a committee of the board of directors or such other committee or persons and may delegate ministerial tasks to any person as it deems appropriate. As used in this summary, the term “Administrator” refers to our board of directors and its authorized delegates, as applicable.

Transferability.    Except as determined by the Administrator or permitted under the Second Amended and Restated Limited Liability Company Agreement of Mallard Holdco, LLC, awards of Class M Common Units are not transferable.

Effect of certain transactions.    In the event of any unit split, unit dividend, combination of units, recapitalization or other similar change in capital structure that constitutes an equity restructuring within the meaning of FASB ASC Topic 718 (or any successor provision), the Administrator will make appropriate adjustments to the number of Class M Common Units that are available for grant under the 2016 Plan, the number and kind of securities subject to awards then outstanding or subsequently granted under the 2016 Plan, any distribution threshold applicable to such awards and any other provision of awards affected by such change. The Administrator determines the effect of any covered transaction (as defined in the 2016 Plan) on awards, which may include (but is not limited to) the assumption or substitution of awards by the acquiring or surviving entity, a cash-out of awards or the termination of unvested awards without payment.

Amendment and termination.    The Administrator may at any time amend the 2016 Plan or any award and may terminate the 2016 Plan as to future grants of awards, generally subject to a participant’s consent if such action materially and adversely affects the participant’s rights under such award.

Post-offering compensation plans

Prior to the completion of this offering, our board of directors intends to adopt The Duckhorn Portfolio, Inc. 2021 Equity Incentive Plan, or the 2021 Equity Plan, The Duckhorn Portfolio, Inc. 2021 Employee Stock Purchase Plan, or the 2021 ESPP, and The Duckhorn Portfolio, Inc. 2021 Cash Incentive Plan, or the 2021 Cash Plan. We refer to these plans collectively as the “2021 Plans”. The following summaries describe the material terms of the 2021 Plans. These summaries are not complete descriptions of all of the terms of the 2021 Plans and are qualified in their entirety by reference to the 2021 Plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2021 Equity Plan

In general

The 2021 Equity Plan provides for the grant of stock and stock-based awards. Following its adoption by our board of directors, all equity-based awards will be granted under the 2021 Equity Plan.

Administration

The 2021 Equity Plan will generally be administered by our compensation committee, which will have the discretionary authority to administer and interpret the plan and any awards; determine eligibility for and grant awards; determine the exercise price, base value or purchase price, if any, applicable to any award; determine, modify, accelerate or waive the terms and conditions of any award; determine the form of settlement of awards; prescribe forms, rules and procedures relating to the plan and awards; and otherwise do all things necessary or desirable to carry out the purposes of the plan or any award. Our board of directors may at any time act in the capacity of the administrator of the 2021 Equity Plan (including with respect to such matters that are not delegated to our compensation committee). Our compensation committee (or our board of directors) may delegate to one or more of its members (or one or more members of our board of directors) such of its duties, powers, and responsibilities as it may determine and, to the extent permitted by law, may delegate certain of its duties, powers, and responsibilities to officers, employees and other persons. As used in this summary, the term “Administrator” refers to our compensation committee, our board of directors or any authorized delegates, as applicable.

Eligibility

Our employees, directors and consultants will be eligible to participate in the 2021 Equity Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, will be limited to our employees or employees of certain affiliates. Eligibility for stock options other than ISOs and stock appreciation rights, or SARs, will be limited to individuals who are providing direct services on the date of grant of the award to us or certain subsidiaries.

Authorized shares

Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2021 Equity Plan will be 14,003,560 shares (inclusive of approximately 5,066,613 shares that we anticipate will be issued in redemption of Class M Common Units of Mallard Holdco, LLC in connection with this offering, as described above). The number of shares available for delivery in satisfaction of awards under the 2021 Equity Plan is referred to in this summary as the “Share Pool”. A maximum of 14,003,560 shares from the Share Pool may be delivered in satisfaction of ISOs. For purposes of the Share Pool, shares will not be treated as delivered under the 2021 Equity Plan, and will not reduce the Share Pool, unless and until, and to the extent, they are actually delivered to a participant. The Share Pool will not be reduced by any shares of stock withheld by us in payment of the exercise or purchase price of an award or in satisfaction of tax withholding requirements or any shares underlying any portion of an award that is settled in cash or that expires, becomes unexercisable, terminates or is forfeited to or repurchased by us without the delivery (or retention, in the case of restricted or unrestricted stock) of shares of our common stock. The Share Pool will not be increased by any shares delivered under the 2021 Equity Plan that are subsequently repurchased using the proceeds directly attributable to stock option exercises. Shares delivered in substitution for equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the Share Pool.

Shares that may be delivered under the 2021 Equity Plan may be authorized but unissued shares, shares of treasury stock or previously issued shares that are acquired by us. No fractional shares will be delivered under the 2021 Equity Plan.

Director limits

The 2021 Equity Plan provides that the aggregate value of all compensation granted or paid to any non-employee director with respect to any fiscal year for his or her services as a director during such fiscal year, may not exceed $750,000 in the aggregate (or $1 million for the director’s first fiscal year of service on our Board). This limitation does not apply to any compensation granted or paid for services other than as a director, including as a consultant or advisor to the Company or a subsidiary.

Types of awards

The 2021 Equity Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards, and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under the 2021 Equity Plan.

•

Stock options and SARs. The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The per share exercise price of each stock option, and the per share base value of each SAR, granted under the 2021 Equity Plan may not be less than 100% of the fair market value of a share of our common stock on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the 2021 Equity Plan may not be repriced, amended or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise price or base value greater than the fair market value of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

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Restricted and unrestricted stock and stock units. The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock is stock subject to restrictions requiring that it be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

•	Performance awards. The Administrator may grant performance awards, which are awards subject to performance vesting conditions.

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Other stock- based awards. The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as are determined by the Administrator.

•	Substitute awards. The Administrator may grant substitute awards, which may have terms and conditions that are inconsistent with the terms and conditions of the 2021 Equity Plan.

Vesting; terms and conditions of awards

The Administrator will determine the terms and conditions of all awards granted under the 2021 Equity Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an option or SAR remains exercisable and the effect of termination of a participant’s employment or service on awards. The Administrator may at any time accelerate the vesting or exercisability of an award.

Transfer restrictions

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of certain transactions

Except as otherwise expressly provided in an award or other agreement or by the Administrator, in the event of certain covered transactions (including a consolidation, merger or similar transaction, a sale of substantially all of our assets or shares of our common stock, our dissolution or liquidation or such other corporate transaction as is determined by the Administrator), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and conditions as it determines):

•	The assumption, continuation or substitution of some or all awards (or any portion thereof) by the acquirer or surviving entity;

•	The acceleration of exercisability or issuance of shares in respect of any award, in full or in part; and/or

•	A payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed or continued or awards that by their terms continue following the covered transaction.

Adjustment provisions

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the 2021 Equity Plan, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of, outstanding awards, and any other provisions affected by such event. The Administrator may also make such adjustments to take into account other distributions to stockholders, or any other event, if it determines that adjustments are appropriate to avoid distortion in the operation of the 2021 Equity Plan or any award.

Clawback

The Administrator may provide that any outstanding award or the proceeds from, or other amounts received in respect of, any award or stock acquired under any award will be subject to forfeiture and disgorgement to us, with interest and related earnings, if the participant to whom the award was granted is not in compliance with the 2021 Equity Plan or the applicable award or any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant. Each award will be subject to any policy of the Company or any of its subsidiaries that relates to trading on non-public information and permitted transactions with respect to shares of stock, including limitations on hedging and pledging, and any clawback policy that includes awards under the 2021 Equity Plan and will be subject to forfeiture and disgorgement to the extent required by law or applicable stock exchange listing standards.

Amendment and termination

The Administrator may at any time amend the 2021 Equity Plan or any outstanding award and may at any time terminate the 2021 Equity Plan as to future grants. However, except as expressly provided in the 2021 Equity Plan or the applicable award, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent, unless the Administrator expressly reserved the right to do so at the time the award was granted. Any amendments to the 2021 Equity Plan will be conditioned on stockholder approval to the extent required by applicable law or stock exchange requirements.

2021 ESPP

In general

The 2021 ESPP is intended to enable eligible employees to use payroll deductions to purchase shares of our common stock, and thereby acquire an interest in our Company. The 2021 ESPP will generally be implemented by a series of separate offerings, which we refer to as option periods. On the first day of each option period, participating employees will be granted an option to purchase shares of our common stock, which will be automatically exercised on the last business day of the option period. The 2021 ESPP is intended to satisfy the requirements of Section 423 of the Code. As of the date of this prospectus, no options to purchase shares of our common stock have been granted under the 2021 ESPP.

Administration

The 2021 ESPP will generally be administered by our compensation committee, which will have the discretionary authority to interpret the 2021 ESPP; determine eligibility under the 2021 ESPP; prescribe forms, rules and procedures relating to the 2021 ESPP; and otherwise do all things necessary or desirable to carry out the purposes of the 2021 ESPP. Our board of directors may at any time act in the capacity of the administrator of the 2021 ESPP (including with respect to such matters that are not delegated to our compensation committee). Our compensation committee (or our board of directors) may delegate to one or more of its members (or one or more members of our board of directors) such of its duties, powers and responsibilities as it may determine and to employees or other persons as it determines such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to our compensation committee, our board of directors or any authorized delegates, as applicable.

Eligibility

Participation in the 2021 ESPP will generally be limited to our employees and employees of our participating subsidiaries (i) who have been continuously employed by us or one of our subsidiaries, as applicable, for a period of at least six months as of the first day of an applicable option period; (ii) whose customary employment with us or one of our subsidiaries, as applicable, is for more than five months per calendar year; (iii) who customarily work 20 hours or more per week and (iv) who satisfy the requirements set forth in the 2021 ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements described in this paragraph, to the extent consistent with Section 423 of the Code. No employee may be granted an option under the 2021 ESPP if, immediately after the option is granted, the employee would own (or would be deemed to own) shares of our common stock possessing five percent or more of the total combined voting power or value of all classes of shares of us or of our parent or subsidiaries, if any.

Authorized shares

Subject to adjustment as described below, the aggregate number of shares of our common stock that are available for purchase pursuant to options granted under the 2021 ESPP will be 1,250,509 shares. The number of shares available for issuance under the 2021 ESPP is referred to in this summary as the “Share Pool”. For purposes of the Share Pool, shares will not be treated as delivered, and will not reduce the Share Pool, unless and until, and to the extent, they are actually delivered to a participant. If any option expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will not reduce the Share Pool.

Shares that may be delivered under the 2021 ESPP may be authorized but unissued shares, shares of treasury stock or previously issued shares that are acquired by us. No fractional shares will be delivered under the 2021 ESPP.

Participation

Eligible employees may participate in an option period under the 2021 ESPP by delivering an election form to the Administrator authorizing a whole percentage between one and fifteen percent of the employee’s eligible compensation, to be deducted from the employee’s pay during the option period. An election form under the 2021 ESPP will remain in effect for subsequent option periods unless a participant delivers a new election form or the participant’s participation in the 2021 ESPP is terminated.

Option periods

Unless otherwise determined by the Administrator, option periods under the 2021 ESPP will be six months in duration and commence on the first business day of August and February of each year.

Options

Subject to the limitations in the 2021 ESPP, on the first day of each option period, participating employees will be granted an option to purchase shares of our common stock, except that no participant will be granted an option under the 2021 ESPP that permits the participant’s right to purchase shares of our common stock under the 2021 ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.

Each option granted under the 2021 ESPP for an option period, unless earlier cancelled, will be automatically exercised on the last business day of the option period. Upon exercise, shares will be purchased using the participant’s accumulated payroll deductions for the option period. A participant may purchase a maximum of 1,500 shares of our common stock with respect to any option period (or such other number of shares as the Administrator may prescribe).

Purchase price

The purchase price of each share issued pursuant to the exercise of an option under the 2021 ESPP on an exercise date will be 85% (or such other percentage as specified by the Administrator) of the lesser of (i) the fair market value of a share of our common stock on date the option is granted and (ii) the fair market value of a share of our common stock on the exercise date.

Termination

A participant may cancel his or her option and terminate his or her participation in the 2021 ESPP by timely delivering a notice to the Administrator. Upon termination of a participant’s employment, or if a participant ceases to be eligible to participate in the plan, the participant’s participation in the 2021 ESPP will terminate and any option held by the participant will be cancelled. Upon cancellation, the balance of the participant’s account will be returned to the participant, without interest, as soon as administratively practicable.

Transfer restrictions

For participants who have purchased shares under the 2021 ESPP, unless otherwise determined by the Administrator, shares of our common stock purchased under the 2021 ESPP will be subject to a mandatory holding period of six months following the exercise date. During this time, such shares of our common stock may not be transferred, sold, pledged or alienated, other than by will or by the laws of descent and distribution. The Administrator may impose other restrictions on prohibiting the transfer, sale, pledge or alienation of shares purchased under the 2021 ESPP, other than by will or by the laws of descent and distribution.

Effect of certain transactions

In the event of certain covered transactions (including a consolidation, merger or similar transaction, a sale of substantially all of our assets or shares of our common stock, our dissolution or liquidation or such other corporate transaction as is determined by the Administrator), the Administrator may (i) provide that each outstanding option will be assumed or exchanged for a substitute option; (ii) cancel each outstanding option and return to the participants their accounts; and/or (iii) terminate the option period on or before the date of the covered transaction.

Adjustment provisions

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under the 2021 ESPP, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price under any outstanding option.

Amendment and termination

The Administrator has the discretion to change the commencement and exercise dates of option periods, the purchase price, the maximum number of shares that may be purchased with respect to any option period, the duration of any option periods and other terms of the 2021 ESPP, in each case, without shareholder approval, except as required by law. The Administrator may at any time amend, suspend or terminate the 2021 ESPP, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require stockholder approval.

2021 cash plan

In general

The 2021 Cash Plan provides for the grant of cash-based incentive awards. For fiscal years beginning following its adoption by our board of directors, the 2021 Cash Plan is intended to be the only plan under which we grant cash-based incentive awards to our executive officers.

Administration

The 2021 Cash Plan will generally be administered by our compensation committee, which will have the discretionary authority to interpret the 2021 Cash Plan and any award granted under it; determine eligibility for and grant awards; adjust the performance criteria applicable to awards; determine, modify or waive the terms and conditions of any award; prescribe forms, rules and procedures relating to the 2021 Cash Plan and awards; and otherwise do all things necessary or desirable to carry out the purposes of the 2021 Cash Plan or any award. Our board of directors may at any time act in the capacity of the administrator of the 2021 Cash Plan (including with respect to such matters that are not delegated to our compensation committee). Our compensation committee (or our board of directors) may delegate to one or more of its members (or one or more members of our board of directors) such of its duties, powers and responsibilities as it may determine and, to the extent permitted by law, may delegate certain of its duties, powers and responsibilities to officers, employees and other persons. As used in this summary, the term “Administrator” refers to our compensation committee, our board of directors or any authorized delegates, as applicable.

Eligibility and participation

Executive officers and key employees of us and our subsidiaries will be eligible to participate in the 2021 Cash Plan.

Awards

The Administrator will select the participants who receive awards for each performance period under the plan and, for each award, will establish (i) the performance criteria applicable to the award; (ii) the amount payable if the performance criteria are achieved in whole or in part; and (iii) such other terms and conditions as it determines.

Determination of performance; amounts payable under awards

As soon as practicable following the end of a performance period, the Administrator will determine whether and to what extent the performance criteria applicable to each award have been satisfied and the amount payable under each award. The Administrator may adjust the actual payment to be made with respect to any award in its discretion.

Clawback

The Administrator may provide that any outstanding award and any amounts received in respect of any award will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with the 2021 Cash Plan or any applicable award or any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant. Each award will be subject to any clawback policy of the Company or any of its subsidiaries that includes awards under the 2021 Cash Plan and will be subject to forfeiture and disgorgement to the extent required by law or applicable stock exchange listing standards.

Amendment and termination

The Administrator may amend the 2021 Cash Plan or any outstanding award at any time, and may terminate the 2021 Cash Plan as to future grants of awards at any time.

In connection with this offering, in addition to the restricted stock units described above to be granted to covered non-employee directors and Mr. Duckhorn, the Company expects to grant stock options and/or restricted stock units under the 2021 Equity Plan with respect to approximately 1,626,866 shares of common stock of the Company in the aggregate to employees and other service providers, as follows:

Name or Position	Shares Subject to Awards
Alex Ryan	371,778
Lori Beaudoin	185,889
Zach Rasmuson	142,333
Other Employees and Service Providers as a Group (excluding our named executive officers and covered non-employee directors and Mr. Duckhorn)	926,866

These stock options and restricted stock units will generally vest in installments over four years, generally subject to the individual’s continued employment with us through the applicable vesting date. The stock options granted in connection with this offering are expected to have a per share exercise price equal to the initial public offering price.

Certain relationships and related party transactions

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive compensation,” the following is a description of each transaction since July 1, 2016 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

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any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with any of these individuals had or will have a direct or indirect material interest.

Related party agreements in effect prior to this offering

Services agreement

On October 14, 2016, we entered into a services agreement with Mallard Management, LLC, an affiliate of TSG (the “Management Company”), pursuant to which the Management Company has provided certain management and advisory services to Mallard Holdco, LLC and certain of its subsidiaries, including the Company (the “Mallard Parties”). In exchange for these services, the Mallard Parties reimburses the Management Company for reasonable out-of-pocket expenses incurred by it relating to operations of the Mallard Parties and in connection with the provision of services pursuant to the management agreement. In Fiscal 2019 and Fiscal 2020, we paid $15,686 and $6,798, respectively, in respect of reimbursable expenses payable to the Management Company under the services agreement. In addition, we agreed to indemnify the Management Company and certain persons affiliated with the Management Company to the fullest extent permitted by law from and against all losses arising from the Management Company’s performance under the services agreement.

The services agreement will be automatically terminated in connection with the completion of this offering.

Grape purchase agreement

On May 16, 2016, we entered into grape purchase agreement with Alex Ryan, our President, Chief Executive Officer and Chairman, to purchase up to 25 tons of Merlot grapes per year at the then-current market price, subject to annual adjustment to reflect changes in market prices. The agreement was amended in August 2017. The agreement may be terminated by either party, effective at the conclusion of any harvest year, upon delivery of written notice on or prior to March 1 of such year. Since the beginning of Fiscal 2020, we paid Mr. Ryan $127,000 pursuant to the grape purchase agreement.

Agreements to be entered in connection with this offering

Stockholders agreement

In connection with this offering, we intend to enter into a stockholders agreement with investment funds affiliated with TSG. Pursuant to the stockholders agreement, we will be required to take all necessary action to cause the board of directors and its committees to include director candidates designated by TSG in the slate of director nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition and Director Independence” and “Management—Board Committees.” The stockholders agreement will also provide that we will obtain customary director indemnity insurance.

Registration rights agreement

In connection with this offering, we intend to enter into a registration rights agreement with investment funds affiliated with TSG. The registration rights agreement will provide TSG with certain demand registration rights, including shelf registration rights, in respect of any shares of our common stock held by it, subject to certain conditions. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to TSG, and, subject to certain limitations, include shares of common stock held by them in such registration. The agreement will include customary indemnification provisions in favor of TSG, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Indemnification agreements

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Employment agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive and director compensation—Agreements with our named executive officers.”

Equity award grants to executive officers and directors

We have granted equity awards to certain of our executive officers and directors as more fully described in the section entitled “Executive and director compensation.”

Related person transactions policy

In connection with this offering, we have adopted a policy with respect to the review, approval and ratification of related person transactions. Under the policy, our audit committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related person transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for the board of managers of Mallard Holdco, LLC to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

Principal and selling stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock immediately for (a) each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of common stock, (b) each member of our board of directors, (c) each of our named executive officers, (d) all of our directors and executive officers as a group and (e) the selling stockholder.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. To our knowledge, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common stock beneficially owned by that person.

The percentage of beneficial ownership prior to the offering shown in the table is based upon shares of common stock outstanding as of January 31, 2021. The percentage of beneficial ownership after this offering shown in the table is based on 115,046,793 shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares. The figures shown in the table below give effect to the redemption of all vested and unvested Class M units held by our named executive officers by Mallard Holdco, LLC in exchange for shares of our common stock held by Mallard Holdco, LLC.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o The Duckhorn Portfolio, Inc., 1201 Dowdell Lane, St. Helena, California 94574.

(Name and address of beneficial owner)	Shares beneficially owned prior to this offering		Number of shares being offered	Shares beneficially owned after this offering (no exercise of option to purchase additional shares)		Shares beneficially owned after this offering (full exercise of option to purchase additional shares)
	Number	Percentage		Number	Percentage	Number	Percentage

5% stockholders:
Mallard Holdco, LLC(1)	96,098,971	94.5%	6,666,667	89,432,304	77.7%	86,432,304	75.1%

Directors and named executive officers:
Alex Ryan(2)	1,902,282	1.9%	—	1,902,282	1.7%	1,902,282	1.7%
Lori Beaudoin(3)	983,939	*	—	983,939	*	983,939	*
Sean Sullivan(4)	212,514	*	—	212,514	*	212,514	*
Pete Przybylinski(5)	655,959	*	—	655,959	*	655,959	*
Zach Rasmuson(6)	655,959	*	—	655,959	*	655,959	*
Carol Reber(7)	655,959	*	—	655,959	*	655,959	*
Charles Esserman(8)	—	—	—	—	—	—	—
James O’Hara(8)	—	—	—	—	—	—	—
Daniel Costello(8)	—	—	—	—	—	—	—
Melanie Cox	—	—	—	—	—	—	—
Deirdre Mahlan	—	—	—	—	—	—	—
All executive officers and directors as a group (11 persons)	5,066,612	5.0%	—	5,066,612	4.4%	5,066,612	4.4%

*	Represents beneficial ownership or voting power of less than 1%.
(1)	Consists of 96,098,971 shares of common stock, held directly by Mallard Holdco, LLC. Voting and investment decisions with respect to securities held by Mallard Holdco, LLC are made by a committee of three or more individuals, none of whom individually has the power to direct such decisions. The address of Mallard Holdco, LLC is c/o TSG Consumer Partners, LLC, 600 Montgomery Street, Suite 2900, San Francisco, California 94111.
(2)	Includes 87,648 shares of restricted stock subject to a trading price performance vesting condition and 131,472 shares of restricted stock subject to trading price performance and time-based vesting conditions, 33% of which vest on August 1, 2021 and the remainder of which vest on August 1, 2022, held by Mr. Ryan.
(3)	Includes 45,335 shares of restricted stock subject to a trading price performance vesting condition and 68,003 shares of restricted stock subject to trading price performance and time-based vesting conditions, 33% of which vest on August 1, 2021 and the remainder of which vest on August 1, 2022, held by Ms. Beaudoin.
(4)	Includes 42,503 shares of restricted stock subject to a trading price performance vesting condition and 63,754 shares of restricted stock subject to trading price performance and time-based vesting conditions, 33% of which vest on August 1, 2021 and the remainder of which vest on August 1, 2022, held by Mr. Sullivan.
(5)	Includes 30,223 shares of restricted stock subject to a trading price performance vesting condition and 45,335 shares of restricted stock subject to trading price performance and time-based vesting conditions, 33% of which vest on August 1, 2021 and the remainder of which vest on August 1, 2022, held by Mr. Przybylinski.
(6)	Includes 30,223 shares of restricted stock subject to a trading price performance vesting condition and 45,335 shares of restricted stock subject to trading price performance and time-based vesting conditions, 33% of which vest on August 1, 2021 and the remainder of which vest on August 1, 2022, held by Mr. Rasmuson.
(7)	Includes 30,223 shares of restricted stock subject to a trading price performance vesting condition and 45,335 shares of restricted stock subject to trading price performance and time-based vesting conditions, 33% of which vest on August 1, 2021 and the remainder of which vest on August 1, 2022, held by Ms. Reber.
(8)	Does not include shares of common stock beneficially owned by Mallard Holdco, LLC. Mr. Esserman is Chief Executive Officer of TSG, Mr. O’Hara is President of TSG and Mr. Costello is Managing Director of TSG and therefore may be deemed to beneficially own such shares, however each disclaims beneficial ownership of such shares. The address of each of Messrs. Esserman, O’Hara and Costello is c/o TSG Consumer Partners, LLC, 600 Montgomery Street, Suite 2900, San Francisco, California 94111.

Description of certain indebtedness

Credit facility

General

On October 14, 2016, we entered into certain credit facilities with Bank of the West as the administrative agent. The credit facilities originally consisted of (i) a first lien facility of $135.0 million term loan, $280.0 million revolver and $25.0 million capital expenditure loan and (ii) a second lien facility consisting of $25.0 million term loan. On April 19, 2018, parties amended the first lien facility to add a new tranche of revolving loan facility of $100.0 million, thus increasing the total commitments from $440.0 million to $540.0 million and we repaid the second lien facility of $25.0 million. On August 1, 2018, parties entered into a third amendment, pursuant to which commitments were increased and amended as follows: (i) $425.0 million as a revolving credit facility (the “Revolver Facility”), (ii) $123.4 million as term loan one (“Term Loan One”), (iii) $25.0 million as term loan two (“Term Loan Two” and, together with Term Loan One, the “Term Loans”) and (iv) $23.8 million as capital expenditure loans (the “Capital Expenditure Loans”). On August 1, 2018, our wholly-owned subsidiary, Duckhorn Wine Company, a California corporation, also entered into a bridge facility of $50.0 million which was repaid in full on November 28, 2018. On August 17, 2020, the Company entered into an amendment which amended the terms of the Capital Expenditure Loans and the Term Loans. This amendment extended the maturity dates of the Capital Expenditure Loans and Term Loan One to August 1, 2023, and modified the interest rate margins in the Credit Facility to reflect market conditions. On February 22, 2021, we amended the credit agreement governing the Credit Facility with the approval of the requisite lenders to allow The Duckhorn Portfolio, Inc. (formerly Mallard Intermediate, Inc.) to be released from its obligations under the Credit Facility. Selway Wine Company, a wholly-owned subsidiary of the Company, was added as a guarantor of the Credit Facility, and it provided security over its assets subject to certain limitations specified therein. The amendment further amended the terms of the Credit Facility to permit this public offering and to amend certain other terms as requested by the Company.

As of January 31, 2021, our Credit Facility consisted of $106.7 million outstanding under Term Loan One, $14.7 million outstanding under Term Loan Two, $237.5 million outstanding under the Revolver Facility and $11.7 million outstanding under the Capital Expenditure Loans. We drew $100.0 million on the Revolver Facility on February 24, 2021 to fund a dividend of $100.0 million paid to our existing stockholders. During each period commencing on October 1 of any calendar year through and including January 31 of the immediately succeeding calendar year, we have the option to elect the Harvest Period Loan which allows us to increase the Revolver Facility from $425.0 million to $455.0 million.

The Credit Facility provides that the borrowers have the right at any time to request additional loans and commitments in aggregate amount of up to $100.0 million. The lenders under the Credit Facility are not under any obligation to provide any such additional term loans or commitments, and any additional term loans or increase in commitments are subject to certain conditions precedent and limitations.

Interest rates and fees

Borrowings under the Credit Facility bear interest depending on the availability as per the following table:

Level	Average availability		Revolver Facility		Term Loan One		Term Loan Two		Capital Expenditure Loans
			LIBOR	Adjusted base rate	LIBOR	Adjusted base rate	LIBOR	Adjusted base rate	LIBOR	Adjusted base rate
I	≤	33%	1.75%	0.75%	1.90%	0.90%	1.625%	0.625%	1.90%	0.90%
II	> ≤	33% 66%	1.50%	0.50%	1.90%	0.90%	1.625%	0.625%	1.90%	0.90%
III	>	66%	1.25%	0.25%	1.90%	0.90%	1.625%	0.625%	1.90%	0.90%

In addition to paying interest on outstanding principal, we are required to pay a commitment fee to the lenders under the Revolver Facility in respect of the unutilized commitments thereunder at a rate ranging from 0.15% to 0.10% subject to availability.

Prepayments

We may voluntarily prepay any outstanding Term Loans or Capital Expenditure Loans at any time prior to the maturity date without any prepayment penalty.

Additionally, we are required to mandatorily prepay any loans outstanding under the Credit Facility upon occurrence of certain events. We are required to prepay loans under the Credit Facility subject to certain exceptions, with (1) 50% of net proceeds from issuance of equity interests, (2) 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of assets (including casualty events), subject to reinvestments rights and certain other exceptions, (3) 100% of net cash proceeds from receipt of extraordinary receipts subject to certain exceptions and (4) 100% of net cash proceeds of any incurrence of indebtedness by us. In the event of an overadvance, we are also required to repay amounts outstanding under the Revolver Facility in an amount sufficient to reduce the principal balance of the Revolver Facility to the borrowing base. Other than in case of receipt of proceeds from asset sale, the mandatory prepayments are to be applied first towards the scheduled principal installments of the Term Loans (pro rata between Term Loan One and Term Loan Two), second towards the scheduled principal installments of the Capital Expenditure Loans, third towards the Revolver Facility and lastly to cash collateralize any outstanding letters of credit.

Amortization and final maturity

The maturity date for all loans under the Credit Facility is August 1, 2023.

With respect to term loans, we are required to (i) pay $1,662,300 every fiscal quarter as amortization amount for term loan one and (ii) pay amortization with respect to Term Loan Two, in an amount equal to the aggregate of (a) 1/100th of 75% of the appraised “as-is” fair market value of certain real estate assets plus (b) 1/28th of 100% of the liquidation value of equipment owned by our subsidiary KB Wines Corporation.

With respect to Capital Expenditure Loans, we are required to repay on the first day of each fiscal quarter in an amount as follows: (i) the original principal amount of any capital expenditure loan, times (ii)(x) in respect of any Capital Expenditure Loan used to purchase eligible equipment consisting of wine barrels, 1/12th, (y) in case of any Capital Expenditure Loans used to purchase eligible equipment other than wine barrels, 1/28th and (z) in respect to Capital Expenditure Loans used to purchase any real estate, 1/100th.

Guarantees and security

The obligations have been guaranteed by us. The obligations are secured by substantially all assets of the borrowers including a first priority pledge of 100% of certain of the capital stock or equity interests held by Selway Wine Company and our wholly-owned subsidiary, Heritage Wine, LLC, a Delaware limited liability company.

Covenants and other matters

The Credit Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability to:

•	incur additional indebtedness;

•	incur certain liens;

•	make capital expenditures;

•	make distributions and payments, including dividends on capital stock;

•	make investments, loan or advances;

•	dispose certain assets;

•	make payments on subordinated debt;

•	enter into any hedging arrangement;

•	engage in transactions with affiliates;

•	consolidate or merge; and

•	alter the business conduction by us or any of the loan parties.

In addition, we are required to comply with the following financial covenants:

•	our debt to net worth ratio must be no greater than 1.50:1.00 measured at the end of each fiscal quarter; and

•	our fixed charge coverage ratio must be at least 1.25:1.00 measured at the end of each fiscal quarter.

The credit agreement contains certain customary affirmative covenants and events of default.

This summary describes the material provisions of the Credit Facility, but may not contain all information that is important to you. We urge you to read the provisions of the credit agreement governing the Credit Facility, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where you can find more information.”

Description of capital stock

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL. Under “Description of capital stock,” “we,” “us,” “our” “Duckhorn” and “our Company” refer to The Duckhorn Portfolio, Inc.

As of the consummation of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Upon the completion of this offering, there will be 115,046,793 shares of our common stock issued and outstanding.

Common stock

Voting rights.    Holders of our common stock will be entitled to cast one vote per share on all matters submitted to stockholders for their approval. Holders of our common stock will not be entitled to cumulate their votes in the election of directors. Holders of our common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval.

Generally, all matters to be voted on by stockholders must be approved by a majority of votes cast affirmatively or negatively on a matter by stockholders (or, in the case of election of directors, by a plurality) voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend rights.    Holders of common stock will share ratably (based on the number of shares of common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation rights.    On our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, each holder of common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.

Other matters.    No shares of common stock will be subject to redemption or have preemptive rights to purchase additional shares of common stock. Holders of shares of our common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. Upon consummation of this offering, all the outstanding shares of common stock will be validly issued, fully paid and non-assessable.

Preferred stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Stockholders agreement

In connection with this offering, we intend to enter into a stockholders agreement with investment funds affiliated with TSG pursuant to which investment funds affiliated with TSG will have specified board representation rights, governance rights and other rights. See “Certain relationships and related party transactions—Agreements to be entered in connection with this offering—Stockholders agreement.”

Registration rights

Following the completion of this offering, investment funds affiliated with TSG will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our registration rights agreement. See “Certain relationships and related party transactions—Related party agreements in effect prior to this offering—Registration rights agreement.”

Anti-takeover effects of our certificate of incorporation and our bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

These provisions include:

•

Classified board of directors.    Our certificate of incorporation provides that our board of directors will be divided into three classes of directors. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Following the closing of this offering, our board of directors will initially be composed of six members.

•

No cumulative voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting.

•

Requirements for removal of directors.    Following the date on which the TSG no longer beneficially owns a majority of our common stock, directors may only be removed for cause by the affirmative vote of the holders of at least 75% of the voting power of our outstanding shares of capital stock entitled to vote thereon.

•

Advance notice procedures.    Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

•

Actions by written consent; special meetings of stockholders.    Our certificate of incorporation provides that, following the date on which TSG no longer beneficially owns a majority of our common stock, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation also provides that, except as otherwise required by law, special meetings of the stockholders can only be called by or at the direction of the chairman of the board of directors, a majority of the board of directors, or, until the date on which TSG no longer beneficially owns a majority of our common stock, by the secretary at the request of the holders of 50% or more of our outstanding shares of common stock.

•

Supermajority approval requirements.    Following the date on which TSG no longer beneficially owns a majority of our common stock, certain amendments to our certificate of incorporation and stockholder amendments to our bylaws will require the affirmative vote of at least 75% of the voting power of the outstanding shares of our capital stock entitled to vote thereon.

•

Authorized but unissued shares.    Our authorized but unissued shares of common and preferred stock will be available for future issuance without stockholder approval. The existence of authorized but unissued shares of preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

•

Business combinations with interested stockholders.    We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. While we will not be subject to any anti-takeover effects of Section 203, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that investment funds affiliated with TSG will not be deemed to be an “interested stockholder,” regardless of the percentage of our voting stock owned by investment funds affiliated with TSG, and accordingly we will not be subject to such restrictions.

Exclusive forum

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) derivative actions or proceedings brought on behalf of the Company, (ii) actions against directors, officers and employees asserting a claim of breach of a fiduciary duty owed to the Company or the Company’s stockholders, (iii) actions asserting a claim against the Company arising pursuant to the DGCL or the Company’s amended and restated certificate of incorporation or bylaws, (iv) actions to interpret, apply, enforce or determine the validity of the Company’s amended and restated certificate of incorporation or bylaws or (v) actions asserting a claim against the Company governed by the internal affairs doctrine, may be brought only in specified courts in the State of Delaware. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act. See “Risk factors—Our certificate of incorporation after this offering will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.”

Corporate opportunities

Our certificate of incorporation provides that we renounce any interest or expectancy in the business opportunities of TSG and of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.

Limitations on liability and indemnification of directors and officers

Our certificate of incorporation limits the liability of our directors and officers to the fullest extent permitted by the DGCL and requires that we will provide them with customary indemnification. We also expect to enter into customary indemnification agreements with each of our directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “NAPA.”

Shares eligible for future sale

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the completion of this offering, we will have outstanding 115,046,793 shares of our common stock, after giving effect to the issuance of 13,333,333 shares of our common stock in this offering.

Of the shares that will be outstanding immediately after the completion of this offering, we expect that the 20,000,000 shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

The remaining shares of our common stock would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of common stock will not be freely transferable to the public. However, we will enter into a registration rights agreement with our existing stockholder, Mallard Holdco, LLC, that will require us to register under the Securities Act the resale of these shares of common stock. See “—Registration rights.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Lock-up agreements

We and each of our directors, executive officers and holders of substantially all of our outstanding capital stock or other equity interests in us have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares of common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares of common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of common stock immediately upon the completion of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares of common stock within any three-month period that does not exceed the greater of: (i) 1% of the number of shares of our common stock outstanding, which will equal approximately 1,150,468 shares immediately after this offering; and (ii) the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired shares of common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Equity incentive plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to options and other awards issuable pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

Registration rights

Subject to the lock-up agreements described above, certain investment funds affiliated with TSG may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their shares of common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain relationships and related party transactions—Related party agreements in effect prior to this offering—Registration rights agreement.”

Material U.S. federal income tax considerations for Non-U.S. Holders of shares of our common stock

The following discussion is a summary of certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of shares of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case, in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of shares of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the U.S. federal tax consequences of the purchase, ownership and disposition of shares of our common stock.

This discussion is limited to Non-U.S. Holders that hold shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding shares of our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell shares of our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to shares of our common stock being taken into account in an applicable financial statement.

This discussion does not address the tax treatment of entities or arrangements classified as partnerships or other pass-through entities (including S corporations), for U.S. federal income tax purposes, or persons who hold shares of our common stock through partnerships or other pass-through entities or arrangements. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, entities or arrangements classified as partnerships holding shares of our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of shares of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend policy,” we do not anticipate declaring or paying any cash dividends to holders of shares of our common stock in the foreseeable future. However, if we do make distributions of cash or property on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or other taxable disposition of shares of our common stock.”

Subject to the discussion below on effectively connected income, FATCA (as defined herein), and backup withholding, dividends paid to a Non-U.S. Holder in respect of shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate to the applicable withholding agent prior to the payment of dividends. A Non-U.S. Holder that does not timely furnish the required documentation to the applicable withholding agent, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition of shares of our common stock

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	shares of our common stock constitute a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we are not currently a USRPHC and that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of shares of our common stock will not be subject to U.S. federal income tax if shares of our common stock are “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of shares of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Payments of dividends on shares of our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, by furnishing a valid and properly completed IRS Form W-8BEN, W-8BEN-E or W-8ECI (or applicable successor forms), or otherwise establishes an exemption. However, we are required to file information returns with the IRS in connection with any dividends on shares of our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of shares of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds from a disposition of shares of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Sections 1471 through 1474 of the Code and related Treasury Regulations, together with other Treasury Department or IRS guidance issued thereunder, and intergovernmental agreements, legislation, rules and other official guidance adopted pursuant to such intergovernmental agreements (“FATCA”) generally impose a U.S. federal withholding tax of 30% on certain payments, including dividends on our common stock, to certain non-U.S. entities (including certain intermediaries) unless such persons establish that they are compliant with or exempt from FATCA. This regime requires, among other things, a broad class of persons to enter into agreements with the IRS to obtain, disclose and report information about their investors and account holders. An intergovernmental agreement between the United States and an applicable foreign country may, however, modify these requirements. Prospective investors should consult their tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on shares of our common stock. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations (on which taxpayers may currently rely) eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of stock entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in shares of our common stock.

Underwriting

We and the selling stockholder are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC are acting as representatives of the underwriters named below. We and the selling stockholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Underwriter	Number of shares
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Jefferies LLC
Barclays Capital Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
Evercore Group L.L.C.
RBC Capital Markets, LLC
Academy Securities, Inc.
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Total

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                per share from the initial public offering price. After the initial public offering of the shares to the public, if all of the common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to additional 3,000,000 shares of common stock from the selling stockholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholder per share of common stock. The underwriting fee is $                per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by the Company		Paid by the selling stockholder
	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$
Total	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                million. We have agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount not exceeding $                . The underwriters have agreed to reimburse certain of our expenses incurred in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan disposition or filing or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including                .

J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We have applied to list our common stock on the the New York Stock Exchange under the symbol “NAPA.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholder and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholder and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholder and us.

Neither we nor the selling stockholder nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us, the selling stockholder or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Further, certain of the underwriters or their respective affiliates are lenders under our Revolver Facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

No offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in the United Kingdom, other than:

•	at any time to any legal entity which is a “qualified investor” as defined in Article 2 of the UK Prospectus Regulation;

•

at any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of the underwriters; or

•	at any time in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of securities referred to above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression “an offer of securities to the public” in relation to any securities means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.”

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant State, other than:

•	at any time to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•	at any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

•	at any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities referred to above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (the “DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Legal matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Ropes & Gray LLP, San Francisco, California. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds affiliated with TSG and often a co-investor with such funds. Upon the consummation of the offering, RGIP, LP will directly or indirectly own less than 1% of the outstanding shares of our common stock. The underwriters are being represented by Latham & Watkins LLP, New York, New York.

Experts

The financial statements as of July 31, 2019 and 2020 and for each of the two years in the period ended July 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Duckhorn Portfolio, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of The Duckhorn Portfolio, Inc. (formerly known as Mallard Intermediate, Inc.) and its subsidiaries (the “Company”) as of July 31, 2020 and 2019, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

December 18, 2020, except for the disaggregated revenue information discussed in Note 2 to the consolidated financial statements, as to which the date is February 23, 2021, and except for the effects of the stock split discussed in Note 2 to the consolidated financial statements, as to which the date is March 10, 2021

We have served as the Company’s auditor since 2018.

The Duckhorn Portfolio, Inc. and subsidiaries

Consolidated statements of financial position

	July 31,
(in thousands, except share and per share amounts)	2019	2020

ASSETS

Current assets
Cash	$3,765	$6,252
Accounts receivable trade, net	22,467	26,464
Inventories	234,666	245,311
Prepaid expenses and other current assets	2,144	2,686

Total current assets	263,042	280,713

Long-term assets
Property and equipment, net	243,927	242,751
Goodwill	425,209	425,209
Intangible assets, net	227,743	208,230
Other long-term assets	1,659	1,688

Total long-term assets	898,538	877,878

Total assets	$1,161,580	$1,158,591

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$2,322	$3,733
Accrued expenses	16,693	15,511
Accrued compensation	6,379	8,674
Deferred revenue	3,863	4,148
Derivative instrument	—	5,376
Current maturities of long-term debt	11,005	13,430
Other current liabilities	756	935

Total current liabilities	41,018	51,807

Long-term liabilities
Revolving line of credit, net	277,899	239,674
Long-term debt, net of current maturities and debt issuance costs	127,065	125,844
Deferred income taxes	89,640	84,638
Other long-term liabilities	4,826	2,024

Total long-term liabilities	499,430	452,180

Total liabilities	540,448	503,987

Commitments and contingencies (Note 13)

Equity
Common stock, $0.01 par value; 200,000,000 shares authorized, 101,713,460 shares issued and outstanding at July 31, 2019 and 2020, respectively	$1,017	$1,017
Additional paid-in capital	534,273	535,372
Retained earnings	85,286	117,658

Total The Duckhorn Portfolio, Inc. equity	620,576	654,047

Non-controlling interest	556	557

Total equity	621,132	654,604

Total liabilities and equity	$1,161,580	$1,158,591

The accompanying notes are an integral part of these consolidated financial statements.

The Duckhorn Portfolio, Inc. and subsidiaries

Consolidated statements of operations

	Years ended July 31,
(in thousands, except share and per share amounts)	2019	2020
Net sales (net of excise taxes of $2,564 and $3,220 respectively)	$241,207	$270,648
Cost of sales	128,204	133,766

Gross profit	113,003	136,882

Selling, general and administrative expenses	65,741	65,908
Impairment loss (Note 6)	—	11,830
Casualty gain (Note 16)	(8,606)	(4,047)

Income from operations	55,868	63,191

Interest expense	20,937	17,924
Other expense, net	4,988	2,457

Total other expenses	25,925	20,381

Income before income taxes	29,943	42,810
Income tax expense	7,842	10,432

Net income	22,101	32,378

Less: Net income attributable to non-controlling interest	(4)	(1)

Net income attributable to The Duckhorn Portfolio, Inc.	$22,097	$32,377

Net income per share of common stock—basic	$0.22	$0.32
Weighted average shares of common stock outstanding—basic	101,713,460	101,713,460
Net income per share of common stock—diluted	$0.22	$0.32
Weighted average shares of common stock outstanding—diluted	101,713,460	101,713,460

The accompanying notes are an integral part of these consolidated financial statements.

The Duckhorn Portfolio, Inc. and subsidiaries

Consolidated statements of changes in equity

(in thousands, except share and per share amounts)	Common stock		Additional paid-in capital	Retained earnings	Total The Duckhorn Portfolio, Inc. equity	Non-controlling interest	Total equity
	Shares	Amount
Balances at July 31, 2018	101,713,460	$1,017	$422,147	$63,189	$486,353	$—	$486,353
Non-controlling interest (Note 3)	—	—	—	—	—	552	552
Contribution of capital (Note 3)	—	—	111,000	—	111,000	—	111,000
Equity-based compensation (Note 14)	—	—	1,126	—	1,126	—	1,126
Net income	—	—	—	22,097	22,097	4	22,101

Balances at July 31, 2019	101,713,460	$1,017	$534,273	$85,286	$620,576	$556	$621,132
Net income	—	—	—	32,377	32,377	1	32,378
Equity-based compensation (Note 14)	—	—	1,154	—	1,154	—	1,154
Other	—	—	(55)	(5)	(60)	—	(60)

Balances at July 31, 2020	101,713,460	$1,017	$535,372	$117,658	$654,047	$557	$654,604

The accompanying notes are an integral part of these consolidated financial statements.

The Duckhorn Portfolio, Inc. and subsidiaries

Consolidated statements of cash flows

	Years ended July 31,
(in thousands)	2019	2020

Cash flows from operating activities
Net income	$22,101	$32,378
Adjustments to reconcile net income to net cash from operating activities:
Deferred income taxes	(5,165)	(5,001)
Depreciation and amortization	25,070	22,755
Loss on disposal of assets (Note 16)	1,859	187
Change in fair value of derivatives	4,902	2,340
Amortization of debt issuance costs	2,131	2,121
Loss on debt extinguishment	163	—
Impairment loss	—	11,830
Equity-based compensation	1,126	1,154
Change in operating assets and liabilities, net of effects of acquisition (Note 3)
Accounts receivable trade, net	2,696	(3,997)
Inventories	(12,785)	(10,658)
Prepaid expenses and other current assets	428	(573)
Other long-term assets	(597)	(29)
Accounts payable	(2,861)	1,365
Accrued expenses	1,034	(1,733)
Accrued compensation	(2,193)	2,295
Deferred revenue	3,824	285
Other current and long-term liabilities	733	460

Net cash provided by operating activities	42,466	55,179

Cash flows from investing activities
Purchases of property and equipment	(18,395)	(13,624)
Business acquisition, net of cash acquired	(203,074)	—
Proceeds from sales of property and equipment	57	89

Net cash used in investing activities	(221,412)	(13,535)

Cash flows from financing activities
Capital contribution from parent	111,000	—
Payments under line of credit	(69,600)	(99,000)
Borrowings under line of credit	78,100	59,500
Retirement of long-term debt	(50,000)	—
Issuance of long-term debt	73,100	13,100
Payments of long-term debt	(10,569)	(12,741)
Repayment of capital lease	(429)	(16)
Debt issuance costs	(2,055)	—

Net cash provided by financing activities	129,547	(39,157)

Net (decrease) increase in cash	(49,399)	2,487
Cash—beginning of year	53,164	3,765

Cash—end of year	$3,765	$6,252

Supplemental cash-flow information

Cash paid during the year for:
Interest, net of amount capitalized	$19,269	$15,594
Income taxes	11,691	15,604

Noncash investing and financing activities
Property and equipment additions in accounts payable and accrued expenses	$2,534	$3,081
Capital lease additions	452	—

The accompanying notes are an integral part of these consolidated financial statements.

The Duckhorn Portfolio, Inc. and subsidiaries

Notes to consolidated financial statements

1. Description of business

The Duckhorn Portfolio, Inc. (formerly known as Mallard Intermediate, Inc. until its legal name change on February 23, 2021), a Delaware Corporation headquarted in St. Helena, CA, produces luxury and ultra-luxury wine across a portfolio of winery brands, including Duckhorn Vineyards, Paraduxx, Goldeneye, Migration, Decoy, Canvasback, Calera, Kosta Browne, Greenwing and Postmark.

Unless the context indicates otherwise, references to the “Company” or “Management” refer to The Duckhorn Portfolio, Inc. and its subsidiaries, which include Mallard Buyer Corp., Heritage Wine, LLC, Duckhorn Wine Company, Inc., Canvasback Wine LLC, Waterfowl Wine LLC, Heritage Vineyard LLC, KB Wines Corporation, Selway Wine Company and Domaine M.B., LLC, which wholly owns Chenoweth Graham LLC, an entity holding a majority interest in Bootlegger’s Hill, LLC (“Bootlegger’s”).

The Company’s revenue is comprised of wholesale and direct to consumer (“DTC”) sales. Wholesale revenue is generated through sales directly to California retailers and restaurants, sales to distributors and agents located in other states throughout the United States (“U.S.”) and sales to export distributors that sell internationally. DTC revenue results from individual consumers purchasing wine directly from the Company through club membership, the Company’s website or tasting rooms located in Napa Valley, California; Anderson Valley, California; Sebastopol, California; Hollister, California; and Walla Walla, Washington.

The Company owns or controls through long-term leases certain high-quality vineyards throughout Northern and Central California and Washington. Vinification takes place at wineries owned, leased or under contract with third parties in Napa Valley, California; Anderson Valley, California; Hopland, California; Hollister, California; Sebastopol, California; and Walla Walla, Washington.

2. Basis of presentation and significant accounting policies

Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of The Duckhorn Portfolio, Inc. and its subsidiaries, including a consolidated variable interest entity (“VIE”) of which the Company has determined it is the primary beneficiary.

The Company evaluates its ownership structure, contractual relationships and other interests in entities to determine the nature and extent of the interests, whether such interests are variable interests and whether the entities are VIEs in accordance with Accounting Standards Codification (“ASC”) ASC 810, Consolidations. Based on these evaluations, if the Company determines that it is the primary beneficiary of a VIE, the entity is consolidated into the financial statements.

All intercompany balances and transactions are eliminated in consolidation.

Functional currency

The Company and all subsidiary legal entities are domiciled in the U.S. The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Accounting estimates

The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the following: useful lives and recoverability of long-lived assets, inventory obsolescence and reserves, capitalized indirect inventory costs, allowance for doubtful accounts receivable, calculation of accrued liabilities, customer incentive reserves, uncertain tax positions, contingent liabilities, fair value of assets and liabilities acquired in connection with business combinations, equity-based compensation and deferred revenues. Actual results could differ from those estimates.

Operating segment

The Company has one operating segment and one reportable segment. The Company’s Chief Operating Decision Maker (“CODM”) reviews operating performance and makes decisions to allocate resources at the consolidated company level.

Stock split

On March 9, 2021, the Company’s Board of Managers approved a 1,017,134.6-for-1 stock split to the Company’s common stock, which was immediately effective. All share and per stock data included in these consolidated financial statements give effect to the stock split and have been retroactively adjusted for all periods presented.

Revenue recognition

The Company’s net sales reflect the sale of wine domestically in the U.S. to wholesale distributors, wholesale accounts or DTC, as well as sales of wine to export distributors that sell internationally. The Company had international net sales of $12.4 million and $12.2 million for the years ended July 31, 2019 and 2020, respectively.

On August 1, 2019, the Company adopted ASC Topic 606, Revenue from contracts with customers (“ASC 606”), on a modified retrospective basis. The adoption of ASC 606 was applied to all contracts at the date of initial application and did not have a material impact on the Company’s financial statements. Prior to August 1, 2019, the Company applied ASC 605, Revenue recognition, and recognized revenue when the following criteria were met: (1) persuasive evidence of an arrangement existed; (2) delivery occurred; (3) the price was fixed and determinable and (4) collectability was reasonably assured.

Under ASC 606, the Company recognizes revenue when control of the promised good is transferred to the customer in an amount that reflects the consideration to which the Company is expected to be entitled to receive in exchange for those products. Each contract includes a single performance obligation to transfer control of the product to the customer. Control is transferred when the product is either shipped or delivered, depending on the shipping terms, at which point the Company recognizes the transaction price for the product as revenue. The transaction price recognized reflects the consideration the Company expects to receive in exchange for the sale of the product. The Company has elected to account for shipping and handling as a fulfillment activity, with amounts billed to customers for shipping and handling included in net sales. The Company has elected to record excise taxes as a reduction to revenue, recognized in the Consolidated Statements of Operations when the related product sale is recognized.

The transaction price includes reductions attributable to consideration given to customers through various incentive programs, including depletion-based incentives paid to distributors, volume discounts and pricing discounts on single transactions. This variable consideration is recognized as a reduction to the transaction price based on the expected amounts at the time revenue for the corresponding product is recognized. The determination of the reduction of the transaction price for variable consideration requires certain estimates and judgements that affect the amounts of revenue recognized and if a change to an estimate occurs in a subsequent period, it is recorded as identified. The Company estimates this variable consideration using the expected value method by taking into account factors such as the nature of the incentive program, historical information, current consumer product trends and availability of actual results. Due to the nature of the arrangements, certain estimates may be constrained if it is probable that a significant reversal of revenue will occur when the uncertainty is resolved. Consideration given to customers totaled $33.4 million and $44.5 million for the years ended July 31, 2019 and 2020, respectively.

•

The Company pays depletion-based incentives to its distributors for meeting specific depletion targets and reviews the allowances using a portfolio approach, grouping contracts with similar attributes, which does not result in a materially different outcome than would be obtained by applying assumptions to each individual contract within the portfolio. The allowances are reassessed at each reporting date to reflect changes in facts and circumstances that could impact allowance estimates.

•	Volume pricing discounts are given for meeting volume levels on an individual contract basis. Each incentive is treated as a reduction to the transaction price at the time of revenue recognition.

Products are sold for cash or on credit terms. Credit terms are established in accordance with local and industry practices, and typically require payment within 30-90 days of delivery or shipment, as dictated by the terms of each agreement. The Company has elected the practical expedient to not account for significant financing components as its payment terms are less than one year and the Company determines the terms at contract inception. The Company’s sales terms do not allow for the right of return except for matters related to manufacturing defects, which are not material.

Disaggregated revenue information

The following table presents the percentages of consolidated net sales disaggregated by sales channels for the years ended July 31:

	2019	2020
Wholesale-Distributors	59.4%	60.0%
Wholesale-California Direct to Retail(a)	17.8	18.9
DTC(b)	22.8	21.1

Net sales	100.0%	100.0%

(a)	Includes bulk and grape sales of $0.4 million and $1.1 million for the years ended July 31, 2019 and 2020, respectively, and immaterial merchandise sales.
(b)	Includes shipping revenue of $1.8 million and $2.4 million for the years ended July 31, 2019 and 2020, respectively, and immaterial merchandise sales.

The following table presents the percentages of consolidated net sales disaggregated to winery brands for the years ended July 31:

	2019	2020
Duckhorn Vineyards and Decoy	71.1%	73.0%
Other Winery Brands	28.9	27.0

Net sales	100.0%	100.0%

Contract balances

When the Company receives payment from a customer prior to transferring the product under the terms of a contract, the Company records deferred revenue, which represents a contract liability. The Company’s deferred revenue is primarily comprised of cash collected from DTC members for purchases ahead of the wine shipment date. The Company does not recognize revenue until control of the wine is transferred and the performance obligation is met.

The following table reflects the changes in the contract liability balance during the years ended July 31, 2019 and 2020, respectively.

(in thousands)	2019	2020
Outstanding at beginning of period	$39	$3,863

Increase (decrease) attributable to:
Acquisition (Note 3)	2,364	—
Upfront payments	30,756	34,836
Revenue recognized	(28,738)	(34,328)
Refunds	(558)	(223)

Outstanding at end of period	$3,863	$4,148

Revenue recognized during the years ended July 31, 2019 and 2020, which was included in the opening contract liability balance for those periods, consisted primarily of wine club revenue from sales directly to customers.

Costs to obtain a contract

The Company has elected the practical expedient to expense the cost of obtaining a contract that is short term in nature when incurred. The Company does not have any contract costs capitalized as of July 31, 2020.

Cost of sales

Cost of sales includes all bulk wine production costs, winemaking, bottling, packaging, warehousing and shipping and handling costs. Costs associated with the Company’s leased vineyards or owned estates include annual farming costs and amortization of vineyard development expenditures. Costs incurred for wines that age longer than one year prior to sale, including winemaking and processing costs, continue to be capitalized into inventory until the wine is bottled and available for sale.

Advertising costs

Advertising costs, including promotional discounts, are expensed as incurred, and were $3.9 million and $4.5 million for the years ended July 31, 2019 and 2020, respectively.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents for the years ended July 31, 2019 and 2020.

Accounts receivable

Accounts receivable consists of amounts owed to the Company for sales of the Company’s products on credit and are reported at net realizable value. Interest is accrued on past-due amounts when required by trade laws in a given jurisdiction. The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the inability of its customers to make required payments. The Company determines this allowance based on review of the level of gross receivables, the aging of accounts receivable at the date of the consolidated financial statements, the financial condition of the Company’s customers and the economic risks for certain customers. The allowance for doubtful accounts at July 31, 2019 and 2020 was $0.1 million and $0.3 million, respectively, with the increase year over year driven primarily by uncertainties surrounding COVID-19 increasing the risk of uncollectable accounts, as well as due to growth in export sales where customer credit information can differ from what is available for domestic companies and collection efforts may be more difficult than for domestic customers in the event of past-due receivables.

The Company writes-off uncollectable customer accounts receivable balances following a systematic investigation of delinquent accounts and Management review of accounts.

Inventories

Inventory primarily includes bulk and bottled wine, and is carried at the lower of cost (calculated using the first-in-first-out (“FIFO”) method) or net realizable value. The cost basis for inventory includes the costs related to winemaking. Consistent with industry practices, the Company classifies inventory as a current asset, although a substantial portion of inventory may be aged for periods longer than one year prior to being sold due to the specific aging requirements for a given wine varietal and vintage. Aging inventory, prior to bottling, is classified as work in process.

The Company reduces the carrying value of inventories that are obsolete or for which market conditions indicate cost will not be recovered to estimated net realizable value. The Company’s estimate of net realizable value is based on analysis and assumptions including, but not limited to, historical experience, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of sales.

Inventory also includes deferred crop costs, which consist of vineyard and related farming costs incurred each harvest season. Such costs begin aggregating when one harvest is completed and end at the completion of the next harvest, spanning a period that can range from November to October of the subsequent calendar year, but may vary due to the variable nature of agriculture, including weather and other events.

Property and equipment

Property and equipment are reported at cost and are depreciated using the straight-line method over the expected useful lives of the assets, with the exception of leasehold improvements which are depreciated over the term of the lease. Expenditures for major repairs and maintenance which extend the useful lives of property and equipment are capitalized. All other maintenance expenditures, including planned major maintenance activities, are expensed as incurred. Gains or losses from property disposals are included in income or loss from operations.

The Company capitalizes vineyard development costs when developing new vineyards or improving existing vineyards, whether owned or leased. These costs principally consist of the costs of the vines and expenditures related to labor and materials to prepare the vineyard and construct vine trellises. Amortization of such costs is recorded on a straight-line basis over the estimated economic useful life of the vineyard, which can range from 15 to 25 years. Interest is capitalized during the active construction period for major capital projects. The Company evaluates the recoverability of capitalized costs and records impairment charges if conditions or events indicate that such costs will not be recovered. No such impairment charges were required to be recorded during the years ended July 31, 2019 and 2020.

Goodwill and other intangible assets

Goodwill arising from business combinations is determined as the excess of the fair value of consideration transferred, plus the fair value of any non-controlling interests in an acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets determined to have an indefinite useful life are not amortized but are tested for impairment at least annually or as events and circumstances indicate that the carrying value may not be recoverable. The Company selected June 30 of each fiscal year as the date to perform annual impairment testing. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values.

Intangible assets outside of goodwill include trade names, customer relationships, leasehold interests and lane rights. The Company determined that trade names and lane rights have indefinite useful lives. The Company believes that trade names provide value from the utility of the brands for the foreseeable future. Lane rights represent the Company’s rights to storage capacity at the Wine Service Cooperative for the life of the facility at guaranteed pricing. Customer relationships and leasehold interests are amortized on a straight-line basis over their estimated useful lives.

For the year ended July 31, 2020, the Company recognized a non-cash impairment charge for certain trade name intangible assets as described in Note 6 (Goodwill and other intangible assets). The charges were primarily the result of market impacts associated with the COVID-19 pandemic. The charges were determined in connection with the Company’s annual impairment test. No other impairments were identified through July 31, 2020, nor were any impairments identified related to goodwill or other intangible assets for the year ended July 31, 2019.

Long-lived assets

Long-lived assets deemed to have definite lives, which principally consist of property and equipment and certain intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The assessment of impairment is based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the asset. If the undiscounted future cash flows of an asset are less than the carrying value, a write-down will be recorded, measured by the amount of the difference between the carrying value and the fair value of the asset. No impairments were identified related to definite-lived assets for the years ended July 31, 2019 and 2020.

All of the Company’s long-lived assets are located in the United States.

Deferred offering costs

The Company capitalizes, within other assets, certain legal, accounting and other third-party fees that are directly related to the Company’s in-process equity financings, including the planned initial public offering, until such financings are consummated. Upon closing the offering, these costs are recorded as a reduction of the proceeds received from the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately recognized in operating expenses. There were no deferred offering costs at both July 31, 2019 and 2020.

Debt issuance costs

The Company incurred debt issuance costs associated with the debt facilities, including the revolving line of credit, further described in Note 8 (Debt). The Company treats the revolving line of credit debt issuance costs consistent with its term debt facilities as it does not intend to repay the revolving line of credit in full prior to its maturity. Debt issuance costs are presented as a reduction from the corresponding liability. These costs are amortized to interest expense over the life of the loan to maturity using the straight-line method, which is not materially different from the effective interest method.

Business combinations

Assets acquired and liabilities assumed in a business combination are recorded at their acquisition date fair values in accordance with ASC 805, Business Combinations. The amount of consideration transferred in excess of the acquisition date fair value of net assets acquired is recognized as goodwill. The Company, with the assistance of third-party valuation experts, applies estimates and assumptions based on the information available to estimate the fair value of net assets acquired. Some of these estimates can be uncertain and subject to refinement during the measurement period, which generally ends on the earlier of one year following the transaction date or when all information is available to complete the fair value measurement. Adjustments made during the measurement period are typically reflected in goodwill, while subsequent adjustments are recognized in the post-acquisition Consolidated Statements of Operations. Transaction costs directly associated with a business combination are expensed as incurred.

Derivative instruments

The Company recognizes derivative instruments as assets or liabilities on the Consolidated Statements of Financial Position and measures these instruments at fair value. The Company enters into derivative instruments to manage exposure to changes in interest rates and foreign currency fluctuations. The Company has certain derivative instruments subject to master netting agreements that provide for net-settlement of amounts payable or receivable related to multiple derivative transactions with the same counterparty. The Company presents all derivatives on a gross basis in the Consolidated Statements of Financial Position. Collateral is generally not required of the Company or of the counterparties to the master netting agreements, and no cash collateral was received or pledged under such agreements as of July 31, 2019 and 2020. Management has neither designated these instruments as cash-flow hedges nor elected hedge accounting. Changes in the consolidated fair value of these financial instruments are recognized in current period income from operations (see Note 9 (Derivative instruments) and Note 10 (Fair value measurements)). The Company does not enter into derivative agreements for trading or speculative purposes.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments are measured in the financial statements in accordance with an established fair value hierarchy, which emphasizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. See Note 10 (Fair value measurements) for the valuation methodologies used for instruments measured at fair value.

Income taxes

Income taxes are recognized using enacted tax rates and are accounted for based on the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the consolidated financial statement and tax bases of assets and liabilities at the applicable statutory tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company’s effective tax rate on future earnings.

Tax benefits from uncertain tax positions are recognized if it is more likely than not the tax positions will be sustained on examination by the applicable taxing authorities based on the technical merits of the position. The tax benefit is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest related to income tax matters is recognized in interest expense and penalties are reported in operating expenses. See Note 11 (Income taxes) for further discussion.

Leases

The Company has contractual leases for certain vineyards, production or administrative facilities and equipment. Rent expense is recognized on a straight-line basis over the term of the lease, beginning on the earlier of the lease commencement date or the date the Company takes possession of the leased property. When operating leases contain renewal options, predetermined escalation clauses, rent holidays or other features which cause the straight-line expense to differ from the amounts paid under the lease, the differences between the straight-line expense and amounts paid under the lease are recorded as deferred rent and are included in current assets or liabilities (for payments due within one year) or shown as long-term assets or liabilities (for payments exceeding one year) as presented on the face of the Consolidated Statements of Financial Position. When the Company receives tenant incentives or allowances upon entering or renewing leases, these transactions are recorded as liabilities and amortized on a straight-line basis as a reduction of rent expense over the lease term. Some of the operating leases have contingent rental payments that trigger rental increases based on changes in a consumer price index or production in excess of a specified capacity. Contingent rent expense is recognized in the period incurred.

Variable interest entities

The Company evaluates its ownership, contractual relationships and other interests in entities to determine the nature and extent of the interests, whether such interests are variable interests and whether the entities are VIEs in accordance with ASC 810, Consolidations. These evaluations can be complex and involve Management judgment as well as the use of estimates and assumptions based on available historical information, among other factors. Based on these evaluations, if the Company determines that it is the primary beneficiary of a VIE, the entity is consolidated into the financial statements.

For the years ended July 31, 2019 and 2020, the Company determined that in Bootlegger’s, which was acquired as part of the Kosta Browne acquisition, further discussed in Note 3 (Acquisitions), is a VIE and that the Company is the primary beneficiary of that VIE. This conclusion considers the Company’s ownership percentage, which entitles the Company to receive most of the benefits and absorb most of the risk, as well as the ability to exercise significant influence over the operating and financial decisions of the VIE. The Company recorded the fair value of acquired net assets of the VIE during purchase accounting for the Kosta Browne acquisition, pursuant to ASC 805, Business Combinations. The total assets and liabilities of the VIE included on the

Consolidated Statements of Financial Position at July 31, 2019 were $2.4 million and $0.1 million, respectively and at July 31, 2020 were $2.3 million and $0.1 million, respectively. The assets and liabilities are primarily related to property, equipment and working capital accounts, which generally represent the amounts owed by or to the Company for the goods under current contracts. See Note 3 (Acquisitions) for further discussion of Bootlegger’s and the Kosta Browne acquisition.

Significant customers and concentrations of credit risk

Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of bank demand deposits in excess of Federal Deposit Insurance Corporation limits, as well as trade receivables. The majority of the Company’s wine sales are made through distributors. Receivables associated with such sales are not collateralized. The Company monitors credit risk associated with its customers.

The Company’s five largest customers, which are each wholesale customers, represented in total approximately 40% and 43% of net sales for the years ended July 31, 2019 and 2020, respectively. There were no significant concentrations of revenue or credit risk related to DTC sales.

Of the largest five customers, two wholesale customers each represented 10% or more of the Company’s net sales and three wholesale customers each represented 10% or more of the Company’s trade accounts receivable balances for the periods presented. The percentages for each of these significant customers as of and for the years ended July 31 are as follows:

	2019	2020

Customer A
Net sales	14%	15%
Accounts receivable trade	11%	13%

Customer B
Net sales	11%	13%
Accounts receivable trade	17%	12%

Customer C
Accounts receivable trade	11%	15%

Equity-based compensation

Equity awards issued in exchange for services rendered by the Company’s employees, officers or directors are accounted for pursuant to ASC 718, Compensation-Stock Compensation. The Company measures equity awards at fair value at their grant date. Compensation cost is recognized in selling, general and administrative expenses over the requisite service period (generally the vesting period), net of actual forfeitures as incurred. For awards with performance-based conditions impacting the timing or number of awards vesting, compensation cost is recognized when a performance condition is probable of being met. If a performance condition is not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. When a market condition exists, the Company estimates the fair value of the awards using a Black-Scholes option pricing model. See Note 14 (Equity-based compensation) for further discussion.

Reclassifications

The Company reclassified prior year balance sheet balances to conform to the current year presentation. On the Consolidated Statement of Financial Position the Company reclassified the following: derivative instruments of $0.1 million into prepaid expenses and other current assets; accrued interest of $0.6 million and current maturities of obligations under capital leases of $0.1 million were reclassified into other current liabilities;

capital lease obligations of $0.1 million, derivative instruments of $4.0 million and deferred rent of $0.8 million were reclassified into other long-term liabilities. The reclassifications did not have a material effect on the Consolidated Statement of Financial Position as of July 31, 2019 and did not impact total assets or liabilities.

The Company aligned the Consolidated Statement of Cash Flows change in operating activities with the aforementioned reclassifications to the Consolidated Statement of Financial Position and reclassified accrued interest of ($0.1 million) and deferred rent of $0.8 million to other current and long-term liabilities. The reclassifications did not have a material effect on the Consolidated Statement of Cash Flows for the year ended July 31, 2019 and did not impact net cash provided by operating activities.

Recent accounting pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

Recently adopted accounting pronouncements:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and several amendments, codified as ASC 606, which supersedes the revenue recognition guidance in ASC Topic 605. ASC 606, among other provisions, (i) is based on the principle that revenue should depict the transfer of control of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and (ii) requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments.

The Company adopted ASC 606 and the related updates on August 1, 2019, for the year ended July 31, 2020. Implementation followed the modified retrospective method, which applies the new guidance to contracts not completed as of the date of adoption. The cumulative effect of initial application of the new standard did not result in any material changes, and therefore, no adjustment was made to the opening balance of retained earnings. Prior year comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company did not identify material changes to the consolidated financial statements for the period of ASC 606 adoption, and there were no significant policy changes impacting the timing or measurement of revenue. The Company has updated its accounting policies to ensure ongoing compliance with ASC 606.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall” (“ASU 2016-01”) to make targeted improvements to GAAP on accounting for financial instruments. This ASU, among other things, (i) generally requires the fair value measurement of equity investments, with changes in fair value reflected in net income and (ii) simplifies the impairment assessment for equity investments that do not have readily determinable fair values by applying a qualitative test to identify potential impairment. The Company adopted this guidance on August 1, 2019, and the adoption did not have any impact to the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The purpose of the amendment is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Company adopted this guidance during the year ended July 31, 2020. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements but may have an impact in the future.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment, to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The Company adopted this guidance during the year ended July 31, 2019, and the adoption did not have any impact to the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), and several amendments, codified as ASC 842, which supersedes prior guidance on accounting for leases under FASB ASC 840, Leases. ASU No. 2016-02, among other provisions, (i) requires lessees to classify leases as either finance or operating leases, (ii) generally requires all leases to be recorded on the Consolidated Statements of Financial Position through the recognition of right-of-use assets and corresponding lease liabilities and (iii) expands mandatory qualitative and quantitative disclosures regarding leasing activities. The FASB has recently issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective dates for certain entities, which extends the effective date for all other entities, for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The amended standard is effective for the Company beginning with the year ended July 31, 2023. The Company is evaluating the impact this standard may have on the consolidated financial statements. Early adoption is permitted. The Company’s assessment of the lease standard’s impact on the consolidated financial statements is ongoing, and is expected to result in the recognition of right of use assets and lease liabilities related to the Company’s operating leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and also issued subsequent amendments to the initial guidance, collectively, ASC 326, to replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that requires the reflection of expected credit losses and will also require consideration of a broader range of reasonable and supportable information to determine credit loss estimates. For many entities with financial instruments, the standard will require the use of a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses, which may result in the earlier recognition of credit losses on financial instruments. This guidance will be effective for the Company beginning with the year ended July 31, 2023, with early adoption permitted. The Company is currently evaluating the impact this standard could have on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The objective of the guidance is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of financial statements. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In March 2020, FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In order to ease the potential burden in accounting for reference rate reform, ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. ASU 2020-04 applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. The standard is effective immediately and may be applied prospectively through December 31, 2022. The Company is currently evaluating the impact of reference rate reform and the optional expedients provided by this standard on its contracts.

3.    Acquisitions

Kosta Browne

On August 1, 2018, the Company purchased Kosta Browne Winery (“Kosta Browne”) by acquiring 100% of the equity in KB Wines Corporation in exchange for consideration of $203.2 million, including cash acquired but not including transaction expenses. Kosta Browne produces and sells ultra-luxury Pinot Noir and Chardonnay, primarily directly to customer list members. The addition of Kosta Browne to the Company’s portfolio of winery brands expanded the Company’s ultra-luxury Pinot Noir offerings with an iconic brand and related assets, including a state of the art custom winemaking facility, tasting room and access to 170 acres of vineyards through ownership and long-term leases.

The acquisition was accounted for as a business combination using the acquisition method in accordance with ASC 805, Business Combinations, as the acquired assets included inputs and processes that together significantly contribute to the Company’s ability to create outputs. The purchase price of $203.2 million was comprised of $111 million cash from Mallard Holdco, LLC, the Company’s parent, and $92.2 million cash on hand, in addition to financing through Bank of the West. Success-based and other acquisition costs contingent on closing were recorded at the closing date on August 1, 2018. The operational results of the assets and liabilities acquired have been included in the Company’s consolidated financial statements from the date of acquisition. Transaction costs for services provided to the Company to facilitate the transaction were expensed to operating expenses as incurred and totaled $3.9 million for the year ended July 31, 2019. Additional transaction costs of $0.2 million related to the usage of certain net operating losses, which offset taxable income on the Company’s completed 2019 tax return, were incurred for the year ended July 31, 2020.

To secure a portion of funding for the Kosta Browne acquisition, the Company amended the terms of its syndicated Credit Agreement see Note 8 (Debt). The terms of the amendments, referenced as Amendment Three to the Credit Agreement, were finalized on August 1, 2018.

The following table summarizes consideration transferred and the fair value of assets and liabilities acquired.

Assets and liabilities acquired (in thousands)
Cash	$84
Accounts receivable, trade	492
Inventory	40,938
Prepaid and other assets	518
Trade names and other intangibles (See Note 6)	41,222
Property and equipment	25,079
Goodwill	113,182
Accounts payable and accrued expenses	(4,070)
Capital leases	(426)
Deferred taxes	(13,309)
Non-controlling interest	(552)

Total	$203,158

Intangible assets are recorded at estimated fair value, as determined by management based on available information. The fair value assigned to the customer relationships, which is included in other intangibles above, was determined using the income approach, specifically the excess earnings method. The fair value assigned to the leasehold interests was determined using the market approach. The fair value assigned to the trade names was determined using the income approach, specifically the relief from royalty method. Management applied significant judgment in determining the fair value of intangible assets, which involved the use of estimates and assumptions including future revenue and related operating profits, costs anticipated to fulfill remaining performance obligations, market rental rates, customer retention rates and other projected financial information.

Goodwill related to the Kosta Browne acquisition includes the benefit of a skilled workforce, brand strength in the luxury Pinot Noir market and synergies from combined sales, operational and administrative functions. The goodwill is not deductible for tax purposes.

Variable interest entity

As part of the acquisition, the Company acquired a variable interest in the form of a 76.2% stake in Bootlegger’s which was determined to be a variable interest entity. The Company consolidates 100% of the operational results of Bootlegger’s, while also reflecting on the face of the Consolidated Statements of Operations and Financial Position the 23.8% non-controlling interest, which is held by outside investors. The total fair value of Bootlegger’s was determined to be $2.3 million, with the portion related to non-controlling interest estimated to be $0.6 million. The fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820, Fair Value Measurement.

4.    Inventories

Inventories were comprised of the following as of July 31:

(in thousands)	2019	2020
Finished goods
Bottled wine	$108,981	$100,272
Merchandise	302	408
Work in progress
Bulk wine	111,594	128,436
Packaging	2,353	2,945
Overhead	1,195	2,225
Raw materials
Deferred crop costs	10,241	11,025

Total	$234,666	$245,311

The Company capitalizes into inventory depreciation related to property and equipment used in the production of inventory. For the years ended July 31, 2019 and 2020, the amount capitalized was $16.0 million and $13.9 million, respectively.

5.    Property and equipment

Property and equipment was comprised of the following major components as of July 31:

(in thousands)	Depreciable lives (years)	2019	2020
Land	N/A	$120,063	$120,063
Buildings & improvements	9-42	65,180	66,057
Vineyards & improvements	5-20	26,050	27,430
Machinery & equipment	3-20	40,194	44,147
Barrels	1-2	19,433	25,889

Total depreciable property and equipment		270,920	283,586
Less: accumulated depreciation and amortization		(33,537)	(48,171)

Total depreciable property and equipment, net		237,383	235,415
Construction in progress	N/A	6,544	7,336

Property and equipment, net		$243,927	$242,751

Depreciation expense was $1.3 million and $1.2 million for the years ended July 31, 2019 and 2020, respectively. See Note 4 (Inventories) for depreciation expense capitalized into inventory.

6.    Goodwill and other intangible assets

As a result of the Kosta Browne acquisition discussed in Note 3 (Acquisitions), the goodwill balance for the year ended July 31, 2019 increased by $113.2 million to $425.2 million. There were no changes to goodwill for the year ended July 31, 2020.

Intangible assets were comprised of the following components:

	July 31, 2019
	Gross carrying amount	Accumulated amortization	Impairment charges	Net
Definite-lived intangible assets
Customer relationships(a)	$92,720	$19,155	$—	$73,565
Leasehold interests(b)	1,572	124	—	1,448

Total definite-lived intangible assets	94,292	19,279	—	75,013
Indefinite-lived intangible assets
Trade names(c)	151,430	—	—	151,430
Lane rights	1,300	—	—	1,300

Total indefinite-lived intangible assets	152,730	—	—	152,730

Total other intangible assets	$247,022	$19,279	$—	$227,743

	July 31, 2020
(in thousands)	Gross carrying amount	Accumulated amortization	Impairment charges	Net
Definite-lived intangible assets
Customer relationships(a)	$92,720	$26,715	$—	$66,005
Leasehold interests(b)	1,572	247	—	1,325

Total definite-lived intangible assets	94,292	26,962	—	67,330
Indefinite-lived intangible assets
Trade names	151,430	—	11,830	139,600
Lane rights	1,300	—	—	1,300

Total indefinite-lived intangible assets	152,730	—	11,830	140,900

Total other intangible assets	$247,022	$26,962	$11,830	$208,230

(a)	Includes $11.1 million from the Kosta Browne acquisition; see Note 3 (Acquisitions) for further discussion of acquisitions. The weighted-average amortization period upon acquisition was 10 years.

(b)	Entirely from the Kosta Browne acquisition; see Note 3 (Acquisitions) for further discussion of acquisitions. The weighted-average amortization period upon acquisition was 14.1 years.

(c)	Includes $28.5 million at July 31, 2019 from the Kosta Browne acquisition; see Note 3 (Acquisitions) for further discussion of acquisitions.

Pursuant to ASC 350, Intangibles—Goodwill and Other, the Company performs an annual impairment test for potential impairment of indefinite-lived intangible assets. Assets are tested more frequently if factors indicate impairment may exist. The Company’s annual impairment analysis performed as of June 30, 2020 identified impairments totaling $11.8 million for certain of the Company’s trade names. The impairments were primarily the result of changes to the Company’s sales forecasts for certain of the Company’s ultra-luxury brands experiencing sales channel and consumer spending disruption due to the COVID-19 pandemic, the effects of which were observable and quantifiable beginning in the fourth quarter of Fiscal 2020, the same period as Management’s annual assessment. The impairment charge was also impacted by an increase in the discount rate applied in the fair value calculations due to changes in economic outlook.

The Company’s impairment testing of the trade name intangible assets compares the fair value of each trade name with its carrying value, with any excess of carrying value being recognized as an impairment loss. The Company estimates the fair value of the trade names using the market, cost and income approaches, primarily relying on the Relief-from-Royalty method. Management applies significant judgment in determining the fair value of intangible assets, which involves the use of estimates and assumptions including future revenues attributable to the trade names, selection of an appropriate royalty rate and discount rates.

The carrying value of the trade name intangible assets totaled $151.4 million before the impairments, and $139.6 million after the impairments. The impairment charges were recognized in the Consolidated Statements of Operations in impairment loss within income from operations, as the assets are actively used in the Company’s ongoing operations.

The Company’s amortization expense for each year ended July 31, 2019 and 2020 was $7.7 million.

Estimated future amortization expense is as follows:

Years ending July 31, (in thousands)
2021	$7,683
2022	7,683
2023	7,683
2024	7,683
2025	7,683
Thereafter (collectively)	28,915

Total	$67,330

7.    Accrued expenses

The Company’s accrued expenses balance consisted of the following for the years ended July 31:

(in thousands)	2019	2020
Trade spend(a)	$3,785	$6,246
Barrel purchase	1,795	1,917
Deferred compensation liability(b)	1,569	1,576
Deferred rent	52	59
Income tax payable	463	349
Accrued invoices and other accrued expenses	9,029	5,364

Total	$16,693	$15,511

(a)	Trade spend refers to estimated amounts the Company owes to distributors for depletion-based incentives granted for meeting specific depletion targets. See further discussion in Note 2 (Basis of presentation and significant accounting policies).

(b)	See discussion in Note 12 (Employee benefit plans) regarding the Company’s deferred compensation plan and related cash surrender value life insurance policies the Company intends to use in settling the plan liability. The cash surrender value of the life insurance policies was $1.4 million at both July 31, 2019 and 2020.

8.    Debt

Company borrowings outstanding at July 31 consisted of the following:

(in thousands)	2019	2020
Revolving line of credit	$283,000	$243,500
Debt issuance costs	(5,101)	(3,826)

Revolving line of credit, net	277,899	239,674

Term loan, first lien	132,679	125,158
Capital expenditure loan	7,261	15,141

Total long-term debt	139,940	140,299
Current maturities of long-term debt	(11,005)	(13,430)
Debt issuance costs	(1,870)	(1,025)

Long-term debt, net of current maturities and debt issuance costs	$127,065	$125,844

First Lien Loan and Security Agreement

On October 14, 2016, the Company entered into the First Lien Loan and Security Agreement (“First Lien Loan Agreement” or “credit facility”) with a syndicated group of lenders. The debt is collateralized by substantially all of the Company’s cash, trade accounts receivable, real and personal property. The credit facility provides a combination of term loans, a capital expenditure loan and a revolving line of credit, which have variable interest rates (based primarily on LIBOR plus an applicable margin as defined in the First Lien Loan Agreement). Pursuant to the terms and conditions of the First Lien Loan Agreement, the Company issued the following instruments from the syndicated or individual lenders. The instruments described below include the impacts of amendments subsequent to the initial issuance of the credit facility.

•

Revolving Line of Credit—The revolving line of credit allows the Company to borrow up to a principal amount of $425.0 million (including a letter of credit sub-facility of the revolving loan facility in the aggregate of $15.0 million and a swingline sub-facility of the revolving loan facility in the aggregate of $15.0 million), with an incremental seasonal borrowing amount for harvest costs increasing the total amount to a maximum of $455.0 million. The revolving line of credit matures on August 1, 2023. The interest rate ranges from LIBOR plus 125 basis points to LIBOR plus 175 basis points depending on the average availability of the revolving line of credit. The weighted-average interest rate was 3.9% at July 31, 2020. The amount available to borrow on the revolving line of credit is subject to a monthly borrowing base calculation, based primarily on the Company’s inventory and accounts receivable balances. At July 31, 2020, $181.5 million was available to draw under the revolving line of credit, excluding the incremental seasonal borrowing amount of an additional $30.0 million of capacity. At July 31, 2020, no amounts were outstanding on the letter of credit sub-facility or the swingline sub-facility.

•

Capital Expenditure Loan—The capital expenditure loan has a maximum, non-revolving draw-down limit of $25.0 million with quarterly principal payments and the remaining unpaid principal and interest due upon maturity on October 14, 2021. The loan has an interest rate of LIBOR plus 163 basis points and the weighted-average rate was 1.8% at July 31, 2020.

•

Term Loans—The Company has two tranches of term loans with varying terms and maturities. The first tranche was issued in 2016 for a principal balance of $135.0 million with quarterly principal payments and the remaining unpaid principal and interest due upon maturity on October 14, 2021. The second tranche, issued in August 2018, allowed for a principal balance up to $25.0 million with quarterly principal payments and the remaining unpaid principal and interest due upon maturity on August 1, 2023. The Company borrowed $16.4 million of the second tranche of the term loan in November 2018 to settle the residual amounts outstanding on the term loan issued as part of the Kosta Browne acquisition. The term loans have an interest rate of LIBOR plus 163 basis points and the weighted-average rate was 1.8% at July 31, 2020.

On August 1, 2018, the Company entered into a Second Lien Loan and Security Agreement (“Second Lien Loan Agreement”) with Bank of the West, which was subordinate to the First Lien Loan Agreement and was collateralized by substantially all of The Duckhorn Portfolio, Inc. and its subsidiaries’ cash, trade accounts receivable, real and personal property. The Second Lien Loan Agreement provides several interest rate options, based primarily on LIBOR plus an applicable margin. The Second Lien Loan Agreement allows the Company to convert portions of outstanding balances from variable to fixed interest rates for specified periods. In connection with and pursuant to the terms and conditions of the Second Lien Loan Agreement, the Company issued a bridge loan from Bank of the West described herein as “Bridge/Term Loan”.

•

Bridge/Term Loan—The term loan was issued for $50.0 million, primarily to finance the Kosta Browne acquisition discussed in Note 3 (Acquisitions), with a scheduled maturity of January 31, 2024. The term loan was repaid in full in November 2018 with both operational funds and the second tranche of the term loan under the First Lien Loan agreement. The second lien was removed from all collateral in November at the time of payoff.

As provided in the First Lien Loan Agreement, the Company has entered into interest rate swaps that partially mitigate the risk to the Company due to potential future LIBOR movements by trading floating rate payments for fixed rate payments on an applicable notional amount of outstanding variable rate debt. See Note 9 (Derivative instruments) for additional information.

The First Lien Loan Agreement contains customary affirmative covenants, including delivery of audited financial statements and customary negative covenants that, among other things, limit our ability to incur additional indebtedness, pay dividends or to grant certain liens. The Company is subject to the requirements of various financial covenants pursuant to the term loans and revolving line of credit, including a debt to net worth maximum a minimum and a fixed charge coverage ratio as defined in the Credit Agreement. As of July 31, 2020, the Company was not in violation of any financial covenant.

As of July 31, 2020, the required revolving line of credit and long-term debt repayments for each of the following five fiscal years and thereafter are as follows:

(in thousands)
2021	$13,430
2022	113,519
2023	872
2024	255,978
2025	—
Thereafter (collectively)	—

Total	$383,799

Included in interest expense on the statement of operations, and separately presented on the Consolidated Statements of Operations, and presented separately on the Consolidated Statements of Cash Flows, is amortization related to debt issuance costs of $2.1 million for the years ended July 31, 2019 and 2020.

9.    Derivative instruments

The Company manages exposure to interest rates and foreign currency movements by entering into derivative contracts from time to time, as movements in such markets could impact the financial results and Consolidated Statements of Financial Position.

The changes in estimated fair values of derivative instruments result from changes in interest rates and foreign currency exchange rates. Such changes serve to offset exposure in related business assets or liabilities. The Company is exposed to credit loss in the event of nonperformance by a counterparty. Certain of the Company’s derivative instruments are subject to master netting agreements. In certain circumstances, this arrangement allows the Company to net-settle amounts payable or receivable related to multiple derivative transactions with the same counterparty. The fair values of derivative instruments are presented on a gross basis, even when the derivative instruments are subject to master netting arrangements. The Company does not enter into derivative instruments for trading or speculative purposes. The Company’s accounting policies do not apply hedge accounting treatment to derivative instruments.

As of July 31, 2020, the Company held the following interest rate swap agreements, which fixed the interest rate on the applicable notional amount of outstanding variable rate debt:

Notional amount (in thousands)	Interest rate	Effective date	Expiration date
$200,000	2.781%	August 10, 2018	July 31, 2021
$100,000	0.487%	March 21, 2020	March 23, 2023

The previously held interest rate swap agreement with an effective date of November 14, 2016, a notional amount of $67.5 million and an interest rate of 1.242% matured on October 31, 2019.

As discussed in Note 13 (Commitments and contingencies), the Company manages annual barrel purchases necessary for wine production by engaging domestic and foreign cooperages to provide specified barrel quantities on agreed-upon dates. Some of these contracts will be paid in Euros. In order to reduce the foreign exchange risk associated with the Euro to U.S. Dollar conversion rate, the Company enters into foreign currency forward contracts aligning settlement dates with expected barrel delivery and the anticipated payments to various coopers.

The total notional amounts of the Company’s derivative instruments outstanding were as follows as of July 31:

(in thousands)	2019	2020
Derivative instruments not designated as hedging instruments
Interest rate swap contracts	$267,500	$300,000
Foreign currency forward contracts	3,357	2,240

	$270,857	$302,240

Results of period derivative activity

The estimated fair value and classification of derivative instruments on the accompanying Consolidated Statements of Financial Position are as follows as of July 31:

(in thousands)		2019	2020
Derivative instruments not designated as hedging instruments
	Classification
Interest rate swap contracts
Derivative instrument	Other current assets	$147	$—
Derivative instrument	Current liability	—	(5,376)
Derivative instrument	Other long-term liabilities	(3,992)	(1,065)

Total swap contract liability		$(3,845)	$(6,441)

Foreign currency forward contracts
Derivative instrument	Other current assets	$—	$118
Derivative instrument	Other current liabilities	(138)	—

Total foreign currency contract (liability) asset		$(138)	$118

The amounts and classification of the gains and losses in the Consolidated Statements of Operations related to derivative instruments not designated as hedging instruments are as follows for the years ended July 31:

(in thousands)	Classification	2019	2020
Interest rate swap contracts	Other expense (income), net	$4,945	$2,596
Foreign currency forward contracts	Other expense (income), net	(43)	(256)

Total losses		$4,902	$2,340

10.    Fair value measurements

The Company applies a fair value hierarchy pursuant to ASC 820, Fair Value Measurement, which consists of three levels of inputs that may be used to measure fair value:

Level 1	Inputs to fair value are quoted prices in active markets for identical assets or liabilities;
Level 2

Inputs to fair value are based on observable data other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data such as interest rates or yield curves for substantially the full term of the instrument;

Level 3	Inputs to fair value are based on unobservable data for the instrument and are supported by little or no market activity.

Following is a description of the valuation methodologies used for instruments measured at fair value in the consolidated financial statements, as well as the general classification of such instruments under the valuation hierarchy.

Interest rate swap contracts: The fair value of the Company’s interest rate swap agreement is estimated with the assistance of a third party, using inputs that can be corroborated by observable market data (Level 2 of the fair value hierarchy).

Foreign currency forward contracts: The fair value of the Company’s outstanding foreign currency forward contracts is estimated with the assistance of a third party, using inputs that can be corroborated by observable market data (Level 2 of the fair value hierarchy).

Deferred compensation plan: Contributions to the Company’s deferred compensation plan are managed by a third-party administrative agent. The fair value of the total contributed plan assets and liabilities are based on inputs that can be corroborated by observable market data (Level 2 of the fair value hierarchy).

The Company’s other financial instruments consist mainly of cash, accounts receivable, accounts payable, accrued expenses and debt. The carrying value of all financial instruments, except debt, approximates fair value due to the short-term nature of these assets and liabilities. The carrying value of the Company’s debt approximates fair value as the interest rates are variable and reflective of market rates.

The Company’s assets and liabilities measured and recorded at fair value on a recurring basis at July 31, 2019 were as follows:

	Fair value measurements using:

(in thousands)	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
Assets
Interest rate swap contracts	$—	$147	$—	$147
Deferred compensation plan asset	—	1,421	—	1,421
Liabilities
Interest rate swap contracts	$—	$3,992	$—	$3,992
Foreign currency forward contracts	—	138	—	138
Deferred compensation liability	—	1,569	—	1,569

The Company’s assets and liabilities measured and recorded at fair value on a recurring basis at July 31, 2020 were as follows:

	Fair value measurements using:

(in thousands)	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
Assets
Foreign currency forward contracts	$—	$118	$—	$118
Deferred compensation plan asset	—	1,416	—	1,416
Liabilities
Interest rate swap contracts	$—	$6,441	$—	$6,441
Deferred compensation liability	—	1,576	—	1,576

For the periods presented, the Company did not identify any transfers of assets or liabilities between fair value measurement levels. Transfers between fair value measurement levels are recognized at the end of each reporting period.

11. Income taxes

The Company’s income tax provision represents United States federal and state income taxes. The provision (benefit) for income taxes was as follows for the years ended July 31:

(in thousands)	2019	2020
Provision for income taxes
Current
Federal	$9,539	$11,591
State	3,468	3,842

Current tax expense	$13,007	$15,433

Deferred
Federal	$(2,667)	$(2,905)
State	(2,498)	(2,096)

Deferred tax expense	(5,165)	(5,001)

Income tax expense	$7,842	$10,432

The significant components of deferred tax assets (liabilities) were comprised of the following at July 31:

(in thousands)	2019	2020
Deferred tax assets
Accrued expenses and prepaids	$1,144	$1,121
State taxes	757	846
Interest rate swap	990	1,646

Total deferred tax assets	$2,891	$3,613

Deferred tax liabilities
Inventory	$(4,366)	$(2,437)
Property and equipment	(31,954)	(32,945)
Intangible assets	(53,232)	(49,078)
Other	(447)	(240)
Casualty gain	(2,532)	(3,551)

Total deferred tax liabilities	$(92,531)	$(88,251)

Net deferred tax liabilities	$(89,640)	$(84,638)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Other significant temporary differences that impact the Company’s deferred taxes primarily relate to the tax basis of assets that were acquired in business combinations that remain at historical bases although the assets were recorded at fair value for financial reporting purposes. The differences primarily relate to inventory, property and equipment and intangible assets. Other temporary differences include differing depreciation and inventory costing methods. Goodwill associated with a prior period acquisition of the Company created a permanent difference.

The Company considers the realizability of deferred tax assets, evaluating whether it is more likely than not that some or all of the deferred tax assets will not be realized. As of July 31, 2019 and 2020, the Company determined it is more likely than not that it will realize the benefits of these deductible differences. Accordingly, the Company has recorded no valuation allowances.

The Company and its subsidiaries file a consolidated federal income tax return and individual or consolidated state tax returns based on the tax laws of each jurisdiction where the Company operates. Our U.S. federal income tax returns are no longer subject to examination for fiscal years before 2017 and we are no longer subject to US state examinations for fiscal years before 2016. The Company has no material uncertain tax positions. The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. There were no interest or penalties for the years ended July 31, 2019 and 2020.

The following table reconciles the Company’s actual income tax provision to the expected statutory tax rate for the years ended July 31:

	2019	2020
Federal statutory income tax rate	21.0%	21.0%
State income taxes	2.5%	3.3%
Transaction expenses	1.9%	0.1%
Other	0.7%	0%

Total	26.1%	24.4%

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into federal law by President Trump in response to the COVID-19 pandemic. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of certain payroll tax deposits, expanded net operating loss utilization, alternative minimum tax credit refunds, modifications to net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act requires the Company to make significant judgments and estimates in the interpretation of the law and in the calculation of the provision for income taxes. The Company did not identify material impacts to the consolidated financial statements for the year ended July 31, 2020.

12. Employee benefit plans

Defined contribution pension plan

The Company sponsors a defined contribution 401(k) retirement plan (“401(k) plan”) pursuant to which eligible employees may defer a portion of their compensation. The Company’s 401(k) plan provides for Company contributions not to exceed $55 thousand per eligible employee per year. All full-time, part-time and part-time temporary employees are eligible to participate. The 401(k) plan has a 3% mandatory safe harbor contribution requirement annually. These Company contributions vest upon completion of the second year of service. In addition, discretionary contributions, up to 7% annually, have been made by the Company as approved by the Company’s Board of Managers and are subject to a graded vesting schedule over five years. Employee contributions vest immediately. All contributions are invested at the direction of the employee under the options offered in the plan.

Defined contribution pension expense includes the plan administration fees and is reduced by forfeitures. The Company made mandatory safe harbor and discretionary employer contributions during the year totaling 10% of eligible compensation, and no other profit-sharing contributions were approved for the year ended July 31, 2020.

The Company contributed $3.1 million and $3.7 million to the plan for the years ended July 31, 2019 and 2020, respectively.

Deferred compensation retirement plan

The Company offers to certain qualifying members of management, at the Company’s discretion, the ability to participate in the Company’s deferred compensation plan which is subject to Section 409(a) of the Internal Revenue Code. For such employees, when discretionary employer contributions to the 401(k) plan would exceed the maximum allowable 401K contribution, the balance of the contribution is made into the 409(a) plan. Participating employees may elect to defer compensation under the plan, and the Company may make discretionary contributions on participants’ behalf. Employee contributions vest immediately. Discretionary contributions are made by the Company as approved by the Company’s Board of Managers and are subject to a 3-year cliff vesting schedule. Contributions track investments selected by the employee under the options offered in the plan. Company contributions to the plan totaled $0.2 million and $0.9 million for the years ended July 31, 2019 and 2020, respectively. The deferred compensation liability was $1.6 million for the years ended July 31, 2019 and 2020.

Future payments related to the deferred compensation plan will be funded with cash surrender value life insurance contracts which are payable to the Company upon the death of a participating employee. These plan assets are general assets of the Company, which are subject to creditors. The cash surrender value of the life insurance policies totaled $1.4 million as of July 31, 2019 and 2020 and is included in other non-current assets on the Consolidated Statements of Financial Position.

13. Commitments and contingencies

Operating leases

The Company leases approximately 150 acres of vineyard property in California and Washington under various third-party operating lease agreements, with terms ranging from two to 30 years, expiring in future years through December 2040. The Company also leases office space, office equipment and visitor centers under third-party operating leases. Some lease agreements contain purchase options and many include renewal options at specified dates throughout the lease term. Rental expense was $2.3 million and $4.1 million for the years ended July 31, 2019 and 2020, respectively, a portion of certain leases is capitalized into inventory.

At July 31, 2020, the future minimum payments under the non-cancelable operating lease agreements are as follows:

(in thousands)
2021	$4,054
2022	4,050
2023	3,983
2024	3,820
2025	3,435
Thereafter (collectively)	9,164

Total	$28,506

Long-term purchase contracts

The Company has entered into long-term grape purchase contracts with various growers to supply a significant portion of its future grape requirements. The lengths of the contracts vary from one to eight years, and prices per ton are either determined at the outset for the contract duration or are negotiated annually. If the Company and grower do not agree, the price is determined by formula based on the final grape crush report prepared by the California Department of Food and Agriculture for the prior vintage. For the 2019 harvest, the Company purchased approximately 19,000 tons of grapes at an aggregate cost of $51.1 million. For the 2020 harvest, the Company contracted for approximately 22,000 tons of grapes at a cost of approximately $43.7 million.

The Company’s grape purchase contracts generally include acceptance provisions based on qualitative and quantitative grape quality characteristics. As discussed in Note 18 (Subsequent events), the Company is unable to estimate the impact of the 2020 wildfires across northern California (collectively referenced as the “2020 Fires”).

Purchase commitments

The Company has ongoing commitments to purchase approximately 5,000 barrels for a total of $5.2 million, of which approximately $4.1 million will be paid in Euros. In order to reduce the foreign exchange risk associated with the Euro to U.S. Dollar conversion rate, the Company entered into foreign currency forward contracts aligning settlement dates with expected barrel delivery and the anticipated payments to various coopers. The

Company does not enter into these contracts for speculative purposes. Gains and losses on these contracts are recorded in the Consolidated Statements of Operations. See Note 9 (Derivative instruments) for the total notional value and impact on the current period consolidated financial statements due to foreign currency forward contracts.

The Company enters into various contracts with third parties for custom crush, storage and mobile bottling services. The costs related to these contracts are recorded in the period the service is provided. The contracts for custom crush services typically have minimums that the Company is required to pay if certain grape volume minimums are not delivered. The Company does not record these minimums related to service contracts as contingent liabilities on the Consolidated Statements of Financial Position given the harvest yield size and resulting volumes of grape deliveries are not known or estimable until harvest and all other contingencies have been resolved.

COVID-19

In March 2020, the World Health Organization (“WHO”) declared a global pandemic due to the spread of COVID-19, the disease caused by a novel strain of virus. Governmental authorities around the world have implemented measures limiting the activities of businesses and individuals in an effort to reduce the spread of COVID-19. These measures have severely restricted economic activity around the world. In California, wine producers have been classified as businesses that provide an essential good or service, which has allowed the Company to continue producing and selling wine consistent with its historic practices.

The primary impacts of COVID-19 on the Company have been higher off-premise and online sales offset by lower depletion volume for on-premise businesses, such as restaurants and bars that are closed or are limited in capacity, and lower tasting room revenue due to closed or reduced tasting room capacities to comply with all applicable state and county regulation.

Management implemented a number of virus transmission mitigation measures to reduce the likelihood of the spread of COVID-19 in accordance with guidance from federal, and state and county health authorities. These measures include, but are not limited to, screening protocols, social distancing requirements, modified production spaces and scheduling and remote work locations, where feasible.

During the pandemic, the Company incurred incremental costs related to the outbreak of the COVID-19 pandemic and the short-term closure mandates imposed by government officials in the jurisdictions in which the Company operates. These costs include tasting room expenses, salaries and severance expenses for certain employees and other immaterial costs to transfer inventory.

The Company continues to monitor the severity, magnitude and economic consequences of COVID-19, as the situation evolves rapidly. The estimates and assumptions made by Management to quantify the effect of COVID-19 disruption are based on available information at the time the assumption is made. At this time, the Company is unable to fully estimate the long-term impacts to the business, financial condition, operational results or future cash flows.

Contingent liabilities

The Company evaluates pending or threatened litigation, operational events which could result in regulatory or civil penalties, environmental risks and other sources of potential contingent liabilities during the year. In accordance with applicable accounting guidance, the Company establishes an accrued liability when those matters present loss contingencies which are both probable and reasonably estimable. As of July 31, 2020, there were no material contingent obligations requiring accrual or disclosure.

In the ordinary course of business, the Company enters into agreements containing standard indemnification provisions. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain, as these involve potential future claims against the Company that have not occurred. The Company expects the risk of any future obligations under these indemnification provisions to be remote. As of July 31, 2019 and 2020, no amounts have been accrued related to such indemnification provisions.

14. Equity-based compensation

Equity incentive plan

The Board of Managers of Mallard Holdco, LLC, which wholly owns The Duckhorn Portfolio, Inc., approved the issuance of profit interest units (“Class M Common Units”, “awards” or “units”) to certain employees of the Company. The units, issued in accordance with the 2016 Equity Incentive Plan (“Plan”), are considered equity awards for purposes of calculating compensation expense, and are equity-classified on the Consolidated Statements of Financial Position. There were 43.4 million units authorized, of which 812 thousand units remained available for future grants as of July 31, 2020.

The units awarded in the first grant vest ratably by 20% on each anniversary of the vesting date, subject to continued service through each vesting date (“Time-Based Units”). Vesting may be accelerated upon the occurrence of certain liquidity events, the likelihood of which the Company cannot estimate as of July 31, 2020. The units awarded in the second grant are subject to both a service and a performance condition specific to the investors having achieved specified levels of return on investment (“Performance-Based Units”), which Management cannot estimate the probability of successfully meeting. For those units with both service and performance conditions, no compensation cost has been recognized.

	Time-based units	Weighted average grant date fair value	Fair value
Issued as of July 31, 2018	34,149,501	$0.16	$5,463,920
Granted	1,225,816	0.16	196,131
Forfeited	—		—

Issued as of July 31, 2019	35,375,317	$0.16	$5,660,051

Granted	—		—
Forfeited	—		—

Issued as of July 31, 2020	35,375,317	$0.16	$5,660,051

	Performance- based units	Weighted average grant date fair value	Fair value
Issued as of July 31, 2018	—	$—	$—
Granted	7,203,820	0.19	1,337,420
Forfeited	—		—

Issued as of July 31, 2019	7,203,820	$0.19	$1,337,420

Granted	—		—
Forfeited	—		—

Issued as of July 31, 2020	7,203,820	$0.19	$1,337,420

Activity for the awards is shown below:

	Time-based units	Weighted average grant date fair value	Fair value
Unvested as of July 31, 2018	27,319,601	$0.16	$4,371,136
Granted	1,225,816	0.16	196,131
Vested	6,829,900	0.16	1,092,784
Forfeited	—		—

Unvested as of July 31, 2019	21,715,517	$0.16	$3,474,483

Granted	—		—
Vested	7,075,063	0.16	1,132,010
Forfeited	—		—

Unvested as of July 31, 2020	14,640,454	$0.16	$2,342,473

	Performance- based units	Weighted average grant date fair value	Fair value
Unvested as of July 31, 2018	—		—
Granted	7,203,820	$0.19	$1,337,420
Vested	—		—
Forfeited	—		—

Unvested as of July 31, 2019	7,203,820	$0.19	$1,337,420

Granted	—		—
Vested	—		—
Forfeited	—		—

Unvested as of July 31, 2020	7,203,820	$0.19	$1,337,420

For the Time-Based Units, the Company had $2.3 million in unrecognized compensation cost related to 14.6 million unvested units with a weighted average grant date fair value of $0.16 per unit, as of July 31, 2020. The expense is expected to be recognized over a weighted average vesting period of 1.6 years. The Company recognized equity compensation expense included in selling, general and administrative expenses due to units vesting over their requisite service periods in the aggregate amounts of $1.1 million and $1.2 million for the years ended July 31, 2019 and 2020, respectively.

The Company did not recognize any tax benefits related to share-based compensation expense during the years ended July 31, 2019 and 2020.

The following assumptions were applied in the Company’s option pricing models to estimate the grant date fair values of the units granted for the years ended July 31:

	2019	2020
Expected term (in years)(a)	2	5
Expected dividend yield(b)	—%	—%
Risk-free interest rate(c)	2.31-2.46%	1.89%
Expected volatility(d)	21.0%	21.0%
Discount for lack of marketability(e)	26.0%	26.0%

(a)	Expected term is based on Management’s estimate of the period the awards are expected to be outstanding. The Company’s profit interest units do not stipulate a contractual term. In the absence of a contractual maturity, Management determined that constructive maturity of the profits interest units should align with the timing of an expected liquidity event or other exit event.

(b)	The Company has not historically paid and does not expect to pay dividends in the foreseeable future.

(c)	The risk-free rate was estimated from the U.S. Constant Maturity Treasury Yield Curve in effect at the grant date.

(d)	The expected volatility was estimated based on analysis of the historical and implied volatility of a group of guideline public companies deemed to be comparable public peers within the Company’s industry.

(e)	The Company’s valuation included a discount for lack of marketability (“DLOM”) to capture the difference in value due to restrictions specific to the profits interests which differ from certain rights typically expected by investors when securities can be freely traded. The DLOM was estimated using a Finnerty option method.

15. Related party transactions

Kosta Browne acquisition

In August 2018, in order to partially fund the Kosta Browne acquisition, the Company received $111.0 million capital contribution from Mallard Holdco, LLC, the Company’s parent entity, as described in Note 3 (Acquisitions).

16. Casualty gain

Flood

The Company incurred losses in February 2019 due to a flood at a winery. The facilities include production, storage, hospitality and administrative spaces. The flood resulted in damage to inventory, machinery and equipment and site improvements. The Company also incurred incremental and direct remediation costs.

The Company filed an insurance claim with respect to inventory, storage vessels and other related costs during the year ended July 31, 2019. As of July 31, 2020, the claim continued to be adjudicated. The Company has received advance payments from the insurer with respect to expected covered losses of $20.0 million and $4.3 million for the years ended July 31, 2019 and 2020, respectively. These advance payments resulted in the Company recognizing a net gain of $8.6 million and $4.0 million, for the years ended July 31, 2019 and 2020, respectively, for the portion of the proceeds exceeding recognized losses. The casualty gain is reflected as a separate component of income from continuing operations in the Consolidated Statements of Operations. Net gains realized were predominantly related to bulk wine lost in the flood. Property that was destroyed, totaling $1.9 million for the year ended July 31, 2019, is shown on the Consolidated Statements of Cash Flows in the loss on disposal of assets line item. The Company’s evaluation of the tax impact of the flood event resulted in the Company recording a deferred tax liability of $2.5 million and $3.6 million related to a deferred gain on involuntary conversion for the years ended July 31, 2019 and 2020, respectively. The Company cannot estimate the amount of the final recovery from the insurer, when the claim will receive final approval or when all contingencies will be resolved.

17. Earnings per share

Basic earnings per share is calculated by dividing the net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect the dilution that would occur if any potentially dilutive instruments were exercised or converted into shares of common stock.

The following is a reconciliation of the Company’s basic and diluted income per share calculation for the years ended July 31:

(in thousands, except share and per share amounts)	2019	2020
Earnings Per Share
Net income attributable to The Duckhorn Portfolio, Inc.	$22,097	$32,377
Weighted average shares of common stock outstanding—basic and diluted	101,713,460	101,713,460
Net income per share of common stock—basic and diluted	$0.22	$0.32

18. Subsequent events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements through December 18, 2020, the date the consolidated financial statements were issued, through February 23, 2021 with respect to the disaggregated revenue information discussed in Note 2, and through March 10, 2021 with respect to the effects of the stock split discussed in Note 2.

On August 17, 2020, the Company entered into an agreement which amended the terms of the First Lien Loan Agreement capital expenditure and term loans. This amendment extended the maturity dates of the capital expenditure loan and term loan (first tranche) to August 1, 2023, and modified the interest rate margins in the credit facility to reflect market conditions. The variable interest rates are now calculated as LIBOR plus 190 basis points.

In November 2020, the Company signed a lease termination agreement for one of its operating leases. The agreement that has a stated termination date of December 1, 2020 relieves the Company of all lease terms, conditions and future payments and charges a one time termination fee of $0.3 million due on the termination date.

On December 11, 2020, the Company entered into an agreement with its insurer to resolve the flood insurance claim discussed in Note 16 (Casualty gain), pursuant to which the claim associated with the losses will be closed and the Company shall receive an aggregate of $32.5 million. Pursuant to the agreement, the Company expects to receive the $8.1 million in excess of the previously received advance payments that is due to the Company pursuant to the settlement within 21 days.

During the period covering the Company’s subsequent events evaluation, several wildfires occurred in northern California. The Company did not experience any material impacts as a result of these fires, though the evaluation is ongoing. Due to the proximity of vineyards to wildfires and smoke, there was disruption to certain grape supplies as discussed in Note 13 (Commitments and contingencies).

Events subsequent to the original issuance of the consolidated financial statements (Unaudited)

In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through March 10, 2021, the date the consolidated financial statements were available to be reissued.

In February 2021, the Company amended the terms of its Credit Facility by executing Amendment No. 7. Pursuant to the terms of Amendment No. 7, Selway Wine Company (a wholly owned subsidiary the Company formed in connection with Amendment No. 7) became the guarantor for all debt outstanding under the Credit Facility. Additional changes within this amendment included revisions to certain covenants of the Credit Facility related to reporting requirements and revisions to terms restricting certain liquidity events and distributions to the Company’s equity holders.

On February 23, 2021, the Company changed its legal name from Mallard Intermediate Inc. to The Duckhorn Portfolio, Inc. This legal name change did not result in any other changes to the Company’s subsidiaries, structure or operations.

In February 2021, the Company’s Board of Managers declared a $100.0 million cash dividend to existing stockholders. On February 24, 2021, the Company paid the dividend using funds drawn under the Revolver Facility.

The Duckhorn Portfolio, Inc. and subsidiaries

Condensed consolidated statements of financial position (unaudited)

(in thousands, except share and per share amounts)	July 31, 2020	January 31, 2021
ASSETS

Current assets
Cash	$6,252	$9,274
Accounts receivable trade, net	26,464	29,736
Inventories	245,311	271,674
Prepaid expenses and other current assets	2,686	10,334

Total current assets	280,713	321,018

Long-term assets
Property and equipment, net	242,751	242,591
Intangible assets, net	208,230	204,388
Goodwill	425,209	425,209
Other long-term assets	1,688	1,855

Total long-term assets	877,878	874,043

Total assets	$1,158,591	$1,195,061

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$3,733	$5,761
Accrued expenses	15,511	22,068
Accrued compensation	8,674	8,630
Deferred revenue	4,148	7,233
Derivative instrument	5,376	2,723
Current maturities of long-term debt	13,430	12,218
Other current liabilities	935	914

Total current liabilities	51,807	59,547

Long-term liabilities
Revolving line of credit, net	239,674	234,312
Long-term debt, net of current maturities and debt issuance costs	125,844	120,150
Deferred income taxes	84,638	84,638
Other long-term liabilities	2,024	1,712

Total long-term liabilities	452,180	440,812

Total liabilities	503,987	500,359

Commitments and contingencies (Note 11)

Equity
Common stock, $0.01 par value; 200,000,000 shares authorized, 101,713,460 issued and outstanding at July 31, 2020 and January 31, 2021, respectively	$1,017	$1,017
Additional paid-in capital	$535,372	$535,948
Retained earnings	117,658	157,184

Total The Duckhorn Portfolio, Inc. equity	654,047	694,149

Non-controlling interests	557	553

Total equity	654,604	694,702

Total liabilities and equity	$1,158,591	$1,195,061

The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

The Duckhorn Portfolio, Inc. and subsidiaries

Condensed consolidated statements of operations (unaudited)

	Three months ended January 31,		Six months ended January 31,
(in thousands, except share and per share amounts)	2020	2021	2020	2021
Net sales (net of excise taxes of $910, $1,150, $1,758 and $2,415 respectively)	$76,993	$83,657	$149,697	$175,295
Cost of sales	38,680	41,900	75,080	89,263

Gross profit	38,313	41,757	74,617	86,032
Selling, general and administrative expenses	18,104	17,471	36,547	34,276
Casualty gain (Note 13)	(4,141)	(7,770)	(4,023)	(6,215)

Income from operations	24,350	32,056	42,093	57,971
Interest expense	4,854	3,612	9,684	7,192
Other (income) expense, net	(421)	(1,491)	524	(2,814)

Total other expenses	4,433	2,121	10,208	4,378

Income before income taxes	19,917	29,935	31,885	53,593
Income tax expense	5,256	7,935	8,399	14,071

Net income	14,661	22,000	23,486	39,522

Less: Net loss (income) attributable to non-controlling interest	4	3	(5)	4

Net income attributable to The Duckhorn Portfolio, Inc.	$14,665	$22,003	$23,481	$39,526

Net income per share of common stock-basic	$0.14	$0.22	$0.23	$0.39
Weighted average shares of common stock outstanding—basic	101,713,460	101,713,460	101,713,460	101,713,460
Net income per share of common stock-diluted	$0.14	$0.22	$0.23	$0.39
Weighted average shares of common stock outstanding—diluted	101,713,460	101,713,460	101,713,460	101,713,460

The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

The Duckhorn Portfolio, Inc. and subsidiaries

Condensed consolidated statements of changes in equity (unaudited)

(in thousands, except share and per share amounts)	Common stock		Additional paid-in capital	Retained earnings	Total The Duckhorn Portfolio, Inc. equity	Non- controlling interest	Total equity
	Shares	Amount
Balances at July 31, 2019	101,713,460	$1,017	$534,273	$85,286	$620,576	$556	$621,132
Net income	—	—	—	8,816	8,816	9	8,825
Equity-based compensation (Note 12)	—	—	289	—	289	—	289
Other	—	—	(55)	(5)	(60)	—	(60)

Balances at October 31, 2019	101,713,460	$1,017	$534,507	$94,097	$629,621	$565	$630,186
Net income (loss)	—	—	—	14,665	14,665	(4)	14,661
Equity-based compensation (Note 12)	—	—	289	—	289	—	289

Balances at January 31, 2020	101,713,460	$1,017	$534,796	$108,762	$644,575	$561	$645,136

Balances at July 31, 2020	101,713,460	$1,017	$535,372	$117,658	$654,047	$557	$654,604
Net income (loss)	—	—	—	17,523	17,523	(1)	17,522
Equity-based compensation (Note 12)	—	—	288	—	288	—	288

Balances at October 31, 2020	101,713,460	$1,017	$535,660	$135,181	$671,858	$556	$672,414
Net income (loss)	—	—	—	22,003	22,003	(3)	22,000
Equity-based compensation (Note 12)	—	—	288	—	288	—	288

Balances at January 31, 2021	101,713,460	$1,017	$535,948	$157,184	$694,149	$553	$694,702

The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

The Duckhorn Portfolio, Inc. and subsidiaries

Condensed consolidated statements of cash flows (unaudited)

	Six months ended January 31,
(in thousands)	2020	2021
Cash flows from operating activities
Net income	$23,486	$39,522
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	11,305	10,881
Loss on disposal of assets	217	66
Change in fair value of derivatives	391	(2,827)
Amortization of debt issuance costs	1,060	823
Loss on debt extinguishment (Note 8)	—	272
Equity-based compensation	578	576
Change in operating assets and liabilities:
Accounts receivable trade, net	(7,979)	(3,272)
Inventories	(22,015)	(26,363)
Prepaid expenses and other current assets	(650)	(7,765)
Other long-term assets	(48)	(166)
Accounts payable	3,936	2,250
Accrued expenses	(1,585)	9,138
Accrued compensation	169	(45)
Deferred revenue	1,646	3,086
Other current and long-term liabilities	161	(35)

Net cash provided by operating activities	10,672	26,141

Cash flows from investing activities
Purchases of property and equipment	(9,826)	(9,793)
Proceeds from sales of property and equipment	40	45

Net cash used in investing activities	(9,786)	(9,748)

Cash flows from financing activities
Payments under line of credit	(33,500)	(43,500)
Borrowings under line of credit	24,000	37,500
Extinguishment of long-term debt	—	(38,131)
Issuance of long-term debt	13,100	38,131
Payments of long-term debt	(5,502)	(7,238)
Repayment of capital leases	(8)	(8)
Debt issuance costs	—	(125)

Net cash used in financing activities	(1,910)	(13,371)

Net (decrease) increase in cash	(1,024)	3,022
Cash—Beginning of year	3,765	6,252

Cash—End of year	$2,741	$9,274

Non-cash investing activities
Property and equipment additions in accounts payable and accrued expenses	$146	$279

The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

The Duckhorn Portfolio, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

1.    Description of business

The Duckhorn Portfolio, Inc. (formerly known as Mallard Intermediate, Inc. until its legal name change on February 23, 2021) and its subsidiaries (the “Company” or “Management”) headquartered in St. Helena, CA, produces luxury and ultra-luxury wine across a portfolio of winery brands, including Duckhorn Vineyards, Paraduxx, Goldeneye, Migration, Decoy, Canvasback, Calera, Kosta Browne, Greenwing and Postmark.

The Company’s revenue is comprised of wholesale and direct to consumer (“DTC”) sales. Wholesale revenue is generated through sales directly to California retailers and restaurants, sales to distributors and agents located in other states throughout the United States (“U.S.”) and sales to export distributors that sell internationally. DTC revenue results from individual consumers purchasing wine directly from the Company through club membership, the Company’s website or tasting rooms located in Napa Valley, California; Anderson Valley, California; Sebastopol, California; Hollister, California; and Walla Walla, Washington.

The Company owns or controls through long-term leases certain high-quality vineyards throughout Northern and Central California and Washington. Vinification takes place at wineries owned, leased, or under contract with third parties located in Napa Valley, California; Anderson Valley, California; Hopland, California; Hollister, California; Sebastopol, California; and Walla Walla, Washington.

2.    Basis of presentation and recent accounting pronouncements

Basis of presentation

The Company’s condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 10 of the Securities and Exchange Commission’s, Regulation S-X. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP, can be condensed or omitted. These condensed consolidated financial statements have been prepared on the same basis as the Company’s audited annual financial statements and, in the opinion of Management, reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for the fair statement of the Company’s financial information. These interim results are not necessarily indicative of the results to be expected for the year ending July 31, 2021 or for any other interim period or for any other future year.

The condensed consolidated interim financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended July 31, 2020.

Principles of consolidation

The condensed consolidated financial statements include the accounts of The Duckhorn Portfolio, Inc. and its subsidiaries, including a consolidated variable interest entity (“VIE”) of which the Company has determined it is the primary beneficiary. All intercompany balances and transactions are eliminated in consolidation.

Accounting estimates

The preparation of condensed consolidated interim financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the following: useful lives and recoverability of long-lived assets, inventory obsolescence and reserves, capitalized indirect inventory costs, allowance for doubtful accounts receivable, calculation of accrued liabilities, customer incentive reserves, uncertain tax positions, contingent liabilities, fair value of assets and liabilities acquired in connection with business combinations, equity-based compensation and deferred revenues. Actual results could differ from those estimates.

Stock split

On March 9, 2021, the Company’s Board of Managers approved a 1,017,134.6-for-1 stock split to the Company’s common stock, which was immediately effective. All share and per share data included in these consolidated financial statements give effect to the stock split and have been retroactively adjusted for all periods presented.

Variable interest entities

The Company evaluates its ownership, contractual relationships and other interests in entities to determine the nature and extent of the interests, whether such interests are variable interests and whether the entities are VIEs in accordance with Accounting Standards Codification (“ASC”) 810, Consolidations. These evaluations can be complex and involve Management judgment as well as the use of estimates and assumptions based on available historical information, among other factors. Based on these evaluations, if the Company determines that it is the primary beneficiary of a VIE, the entity is consolidated into the financial statements. At July 31, 2020 and January 31, 2021, the Company’s ownership percentage of the VIE was 76.2%. The net assets were $2.2 million at both July 31, 2020 and January 31, 2021, which may only be used to settle the VIE’s own obligations.

Recent accounting pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

Recently adopted accounting pronouncements:

There have been no recent accounting pronouncements adopted that have a material impact to the Company’s condensed consolidated financial statements for the three and six months ended January 31, 2021.

Recently issued accounting pronouncements not yet adopted:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), and several amendments, codified as ASC 842, which supersedes prior guidance on accounting for leases under FASB ASC 840, Leases. ASU No. 2016-02, among other provisions, (i) requires lessees to classify leases as either finance or operating leases, (ii) generally requires all leases to be recorded on the Consolidated Statements of Financial Position through the recognition of right-of-use assets and corresponding lease liabilities and (iii) expands mandatory qualitative and quantitative disclosures regarding leasing activities. The FASB has recently issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective dates for certain entities”, which extends the effective date for all other entities, for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The amended standard is effective for the Company beginning with the year ended July 31, 2023. The Company is evaluating the impact this standard may have on the consolidated financial statements. Early adoption is permitted. The Company’s assessment of the lease standard’s impact on the consolidated financial statements is ongoing, and is expected to result in the recognition of right of use assets and lease liabilities related to the Company’s operating leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and also issued subsequent amendments to the initial guidance, collectively, ASC 326, to replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that requires the reflection of expected credit losses and will also require consideration of a broader range of reasonable and supportable information to determine credit loss estimates. For many entities with financial instruments, the standard will require the use of a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses, which may result in the earlier recognition of credit losses on financial instruments. This guidance will be effective for the Company beginning with the year ended July 31, 2024, with early adoption permitted. The Company is currently evaluating the impact this standard could have on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The objective of the guidance is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of financial statements. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In March 2020, FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). In order to ease the potential burden in accounting for reference rate reform, ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. ASU 2020-04 applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. The amendment is effective immediately and may be applied prospectively through December 31, 2022. The Company is currently evaluating the impact of reference rate reform and the optional expedients provided by this amendment on its contracts.

3.    Revenue

The Company’s net sales reflect the sale of wine domestically in the U.S. to wholesale distributors, wholesale accounts or DTC, as well as sales of wine to export distributors that sell internationally.

Under ASC Topic 606, Revenue from contracts with customers (“ASC 606”), the Company recognizes revenue when control of the promised good is transferred to the customer in an amount that reflects the consideration for which the Company is expected to be entitled to receive in exchange for those products. Each contract includes a single performance obligation to transfer control of the product to the customer. Control is transferred when the product is either shipped or delivered, depending on the shipping terms, at which point the Company recognizes the transaction price for the product as revenue. The Company has elected to account for shipping and handling as a fulfillment activity, with amounts billed to customers for shipping and handling included in net sales. The Company has elected to record excise taxes as a reduction to revenue, which are recognized in the Condensed Consolidated Statements of Operations when the related product sale is recognized.

The transaction price includes reductions attributable to consideration given to customers through various incentive programs, including depletion-based incentives paid to distributors, volume discounts and pricing discounts on single transactions. This variable consideration is recognized as a reduction to the transaction price based on the expected amounts at the time revenue for the corresponding product is recognized. The determination of the reduction of the transaction price for variable consideration requires certain estimates and judgements that affect the amounts of revenue recognized and if a change to an estimate occurs in a future period, it is recorded as identified. The Company estimates this variable consideration using the expected value method by taking into account factors such as the nature of the incentive program, historical information, current consumer product trends and availability of actual results. Due to the nature of the arrangements, certain estimates may be constrained if it is probable that a significant reversal of revenue will occur when the uncertainty is resolved. Consideration given to customers totaled $12.5 million and $15.4 million for the three months ended January 31, 2020 and 2021, respectively and $23.0 million and $32.8 million for the six months ended January 31, 2020 and 2021, respectively.

•

The Company pays depletion-based incentives to its distributors for meeting specific depletion targets, and reviews the allowances using a portfolio approach, grouping contracts with similar attributes, which does not result in a materially different outcome than would be obtained by applying assumptions to each individual contract within the portfolio. The allowances are reassessed at each reporting date to reflect changes in facts and circumstances that could impact allowance estimates.

•	Volume pricing discounts are given for meeting volume levels on an individual contract basis. Each incentive is treated as a reduction to the transaction price at the time of revenue recognition.

Products are sold for cash or on credit terms. Credit terms are established in accordance with local and industry practices, and typically require payment within 30-90 days of delivery or shipment, as dictated by the terms of each agreement. The Company has elected the practical expedient to not account for significant financing components as its payment terms are less than one year, and the Company determines the terms at contract inception. The Company’s sales terms do not allow for the right of return except for matters related to manufacturing defects, which are not material.

Disaggregated revenue information

The following table presents the percentages of consolidated net sales disaggregated by sales channels:

	Three months ended January 31,		Six months ended January 31,
	2020	2021	2020	2021
Wholesale-Distributors	59.4%	60.2%	62.5%	66.9%
Wholesale-California direct to retail(a)	20.1%	19.6%	18.6%	16.9%
DTC(b)	20.5%	20.2%	18.9%	16.2%

Net sales	100.0%	100.0%	100.0%	100.0%

(a)	Includes immaterial sales related to bulk, grape and merchandise sales.

(b)	Includes shipping revenue of $0.5 million and $0.6 million for the three months ended January 31, 2020 and 2021, respectively and $0.8 million and $1.1 million for the six months ended January 31, 2020 and 2021, respectively.

Contract balances

When the Company receives payment from a customer prior to transferring the product under the terms of a contract, the Company records deferred revenue, which represents a contract liability. The Company’s deferred revenue is primarily comprised of cash collected from DTC members for purchases ahead of the wine shipment date. The Company does not recognize revenue until control of the wine is transferred and the performance obligation is met.

The following table reflects the changes in the contract liability balance during the year ended July 31, 2020 and the six months ended January 31, 2021.

(in thousands)	July 31, 2020	January 31, 2021
Outstanding at beginning of period	$3,863	$4,148

Increase (decrease) attributable to:
Upfront payments	34,836	18,388
Revenue recognized	(34,328)	(15,184)
Refund	(223)	(119)

Outstanding at end of period	$4,148	$7,233

Revenue recognized during the three and six months ended January 31, 2020 and 2021, which was included in the opening contract liability balance for those periods, was primarily of wine club revenue from sales directly to customers.

Costs to obtain a contract

The Company has elected the practical expedient to expense the cost of obtaining a contract that is short term in nature when incurred. The Company does not have any contract costs capitalized as of July 31, 2020 or January 31, 2021.

4.    Inventories

Inventories were comprised of the following:

(in thousands)	July 31, 2020	January 31, 2021
Finished goods
Bottled wine	$100,272	$91,432
Merchandise	408	389
Work in progress
Bulk wine	128,436	174,084
Packaging	2,945	2,419
Overhead	2,225	924
Raw materials
Deferred crop costs	11,025	2,426

Total	$245,311	$271,674

The Company capitalizes into inventory depreciation related to property and equipment used in the production of inventory. For the year ended July 31, 2020 and the six months ended January 31, 2021, the amount capitalized was $13.9 million and $6.5 million, respectively.

5.    Property and equipment

Property and equipment was comprised of the following major components as of:

(in thousands)	July 31, 2020	January 31, 2021
Land	$120,063	$120,063
Buildings & improvements	66,057	66,213
Vineyards & improvements	27,430	28,734
Machinery & equipment	44,147	47,960
Barrels	25,889	29,323

Total depreciable property and equipment	283,586	292,293
Less: accumulated depreciation and amortization	(48,171)	(54,922)

Total depreciable property and equipment, net	235,415	237,371
Construction in progress	7,336	5,220

Property and equipment, net	$242,751	$242,591

Depreciation expense was $0.3 million and $0.6 million for the three and six months ended January 31, 2020 and 2021, respectively. See Note 4 (Inventories) for depreciation expense capitalized into inventory.

6.    Goodwill and other intangible assets

Goodwill

At both July 31, 2020 and January 31, 2021, the goodwill balance was $425.2 million.

Other intangible assets

Intangible assets were comprised of the following components:

	July 31, 2020
(in thousands)	Gross carrying amount	Accumulated amortization	Impairment charges	Net
Definite-lived intangible assets
Customer relationships	$92,720	$26,715	$—	$66,005
Leasehold interests	1,572	247	—	1,325

Total definite-lived intangible assets	94,292	26,962	—	67,330
Indefinite-lived intangible assets
Trade names	151,430	—	11,830	139,600
Lane rights	1,300	—	—	1,300

Total indefinite-lived intangible assets	152,730	—	11,830	140,900

Total other intangible assets	$247,022	$26,962	$11,830	$208,230

	January 31, 2021
(in thousands)	Gross carrying amount	Accumulated amortization	Impairment charges	Net
Definite-lived intangible assets
Customer relationships	$92,720	$30,495	$—	$62,225
Leasehold interests	1,572	309	—	1,263

Total definite-lived intangible assets	94,292	30,804	—	63,488
Indefinite-lived intangible assets
Trade names	139,600	—	—	139,600
Lane rights	1,300	—	—	1,300

Total indefinite-lived intangible assets	140,900	—	—	140,900

Total other intangible assets	$235,192	$30,804	$—	$204,388

The Company’s amortization expense for the three and six months ended January 31, 2020 and 2021 was $1.9 million and $3.8 million, respectively. For the next five years, the Company anticipates the annual amortization of the definite-lived intangible assets that have been recorded as of January 31, 2021 to be $7.7 million per year.

7.    Accounts payable and accrued expenses

The Company’s accounts payable balance consisted of the following amounts:

(in thousands)	July 31, 2020	January 31, 2021
Distributor invoices	$881	$1,881
Grower purchases	—	1,735
Other	2,852	2,145

Total	$3,733	$5,761

The Company’s accrued expenses balance consisted of the following amounts:

(in thousands)	July 31, 2020	January 31, 2021
Trade spend(a)	$6,246	$9,238
Barrel purchase	1,917	—
Deferred compensation liability(b)	1,576	1,816
Income tax payable	349	2,535
Accrued invoices and other accrued expenses(c)	5,423	8,479

Total	$15,511	$22,068

(a)	Trade spend refers to estimated amounts the Company owes to distributors for depletion-based incentives granted for meeting specific depletion targets. See further discussion in Note 2 (Basis of presentation and recent accounting pronouncements).

(b)	The Company intends to use the cash surrender value life insurance policies in settling its deferred compensation plan liability. The cash surrender value of the life insurance policies was $1.4 million and $1.6 million at July 31, 2020 and January 31, 2021, respectively.

(c)	Includes accrued invoices totaling $3.4 million for deferred offering costs at January 31, 2021, which the Company capitalizes in accordance with its deferred offering costs policy. These invoices were also deemed to be non-cash financing activities for the six months ended January 31, 2021.

8.    Debt

Amendment to the First Lien Loan Agreement

On August 17, 2020, the Company entered into an agreement which amended the terms of the First Lien Loan Agreement capital expenditure and term loans. This amendment extended the maturity dates of the capital expenditure loan and term loan (first tranche) to August 1, 2023, and modified the interest rate margins in the credit facility to reflect market conditions. The variable interest rates are now calculated as LIBOR plus 190 basis points. The transaction did not result in any additional cash proceeds. The transaction was assessed on a lender specific level for all syndicated instruments and was accounted for primarily as a debt modification. Where the transaction was determined to be an extinguishment under the ASC 470, Debt, the Company recognized a loss on early extinguishment of $0.3 million.

The Company is subject to the requirements of various financial covenants pursuant to the term loans and revolving line of credit, including a minimum fixed charge coverage ratio as defined in the First Lien Loan Agreement. As of January 31, 2021, the Company was not in violation of any financial covenant.

Included in interest expense in the Condensed Consolidated Statements of Operations, and in depreciation and amortization on the Condensed Consolidated Statements of Cash Flows, is amortization related to debt issuance costs of $0.5 million and $0.4 million for the three months ended January 31, 2020 and 2021, respectively and $1.1 million and $0.8 million for the six months ended January 31, 2020 and 2021, respectively.

Revolving line of credit

At January 31, 2021, $187.5 million was available to draw under the revolving line of credit, excluding the incremental seasonal borrowing amount of an additional $30.0 million of capacity. The weighted-average interest rate was 3.2% on the amount outstanding at January 31, 2021. There were no amounts outstanding on the letter of credit sub-facility or the swingline sub-facility at January 31, 2021.

9.    Derivative instruments

The Company manages exposure to interest rates and foreign currency movements by entering into derivative contracts from time to time, as movements in such markets could impact the financial results and Condensed Consolidated Statements of Financial Position.

The changes in estimated fair values of derivative instruments result from changes in interest rates and foreign currency exchange rates. Such changes serve to offset exposure in related business assets or liabilities. The Company is exposed to credit loss in the event of nonperformance by a counterparty. Certain of the Company’s derivative instruments are subject to master netting agreements. In certain circumstances, this arrangement allows the Company to net-settle amounts payable or receivable related to multiple derivative transactions with the same counterparty. The fair values of derivative instruments are presented on a gross basis, even when the derivative instruments are subject to master netting arrangements. Collateral is generally not required on the Company or of the counterparties to the master netting agreements, and no cash collateral was received or pledged under such agreements as of July 31, 2020 or January 31, 2021. The Company does not enter into derivative instruments for trading or speculative purposes. The Company’s accounting policies do not apply hedge accounting treatment to derivative instruments.

As of January 31, 2021, the Company held the following interest rate swap agreements, which fixed the interest rate on the applicable notional amount of outstanding variable rate debt:

Notional amount (in thousands)	Interest rate	Effective date	Expiration date
$200,000	2.781%	August 10, 2018	July 31, 2021
$100,000	0.487%	March 21, 2020	March 23, 2023

The Company manages the annual barrel program by engaging domestic and foreign cooperages to provide specified barrel quantities on agreed dates. Some of these invoices will be paid in Euros. In order to reduce the foreign exchange risk associated with the Euro to U.S. Dollar conversion rate, the Company enters into foreign currency forward contracts aligning settlement dates with expected barrel delivery and the anticipated payments to various coopers.

The total notional amount of the Company’s derivative instruments outstanding were as follows:

(in thousands)	July 31, 2020	January 31, 2021
Derivative instruments not designated as hedging instruments
Interest rate swap contracts	$300,000	$300,000
Foreign currency forward contracts	2,240	—

	$302,240	$300,000

Results of period derivative activity

The estimated fair value and classification of derivative instruments on the accompanying Condensed Consolidated Statements of Financial Position are as follows:

(in thousands)		July 31, 2020	January 31, 2021
Derivative instruments not designated as hedging instruments
	Classification
Interest rate swap contracts
Derivative instrument	Current liability	$(5,376)	$(2,723)
Derivative instrument	Other long-term liabilities	(1,065)	(773)

Total interest rate swap contract liability		$(6,441)	$(3,496)

Foreign currency forward contracts
Derivative instrument	Other current assets	$118	$—

Total foreign currency contract asset		$118	$—

The amounts and classification of the gains and losses in the Condensed Consolidated Statements of Operations related to derivative instruments not designated as hedging instruments are as follows:

		Three months ended January 31,		Six months ended January 31,
(in thousands)	Classification	2020	2021	2020	2021
Interest rate swap contracts	Other expense (income), net	$(372)	$(1,279)	$538	$(2,945)
Foreign currency forward contracts	Other expense (income), net	(7)	—	(147)	118

Total (gains) losses		$(379)	$(1,279)	$391	$(2,827)

10.    Fair value measurements

The Company applies a fair value hierarchy pursuant to ASC 820, Fair Value Measurement, which consists of three levels of inputs that may be used to measure fair value:

Level 1	Inputs to fair value are quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs to fair value are based on observable data other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data such as interest rates or yield curves for substantially the full term of the instrument;

Level 3	Inputs to fair value are based on unobservable data for the instrument and are supported by little or no market activity.

Following is a description of the valuation methodologies used for instruments measured at fair value in the financial statements, as well as the general classification of such instruments under the valuation hierarchy.

Interest rate swap contracts: The fair value of the Company’s interest rate swap agreement is estimated with the assistance of a third party, using inputs that can be corroborated by observable market data (Level 2 of the fair value hierarchy).

Foreign currency forward contracts: The fair value of the Company’s outstanding foreign currency forward contracts is estimated with the assistance of a third party, using inputs that can be corroborated by observable market data (Level 2 of the fair value hierarchy).

Deferred compensation plan: Contributions to the Company’s deferred compensation plan are managed by a third-party administrative agent. The fair value of the total contributed plan assets and liabilities are based on inputs that can be corroborated by observable market data (Level 2 of the fair value hierarchy).

The Company’s other financial instruments consist mainly of cash, accounts receivable, accounts payable, accrued expenses, and debt. The carrying value of all financial instruments, except debt, approximates fair value due to the short-term nature of these assets and liabilities. The carrying value of the Company’s debt approximates fair value as the interest rates are variable and reflective of market rates.

The Company’s assets and liabilities measured and recorded at fair value on a recurring basis at July 31, 2020, were as follows:

	Fair value measurements using:
(in thousands)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets
Foreign currency forward contracts	$—	$118	$—	$118
Deferred compensation plan asset	—	1,416	—	1,416
Liabilities
Interest rate swap contracts	$—	$6,441	$—	$6,441
Deferred compensation liability	—	1,576	—	1,576

The Company’s assets and liabilities measured and recorded at fair value on a recurring basis at January 31, 2021, were as follows:

(in thousands)	Fair value measurements using:
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets
Deferred compensation plan asset	$—	$1,576	$—	$1,576
Liabilities
Interest rate swap contracts	$—	$3,496	$—	$3,496
Deferred compensation liability	—	1,816	—	1,816

For the periods presented, the Company did not identify any transfers of assets or liabilities between fair value measurement levels. Transfers between fair value measurement levels are recognized at the end of each reporting period.

11.    Commitments and contingencies

Operating leases

The Company leases approximately 150 acres of vineyard property in California and Washington under various third-party operating lease agreements, with terms ranging from two to 30 years, expiring in future years through December 2040. The Company also leases office space, office equipment and visitor centers under third-party operating leases. Some lease agreements contain purchase options and many include renewal options at specified dates throughout the lease term. Rental expense was $1.0 million and $0.9 million for the three months ended January 31, 2020 and 2021, respectively, and $2.1 million and $2.0 million for the six months ended January 31, 2020 and 2021, respectively. A portion of rental expense is capitalized into inventory.

The Company incurred additional expense in December 2020 resulting from the termination of one of its operating leases. The termination agreement, which had a stated termination date of December 1, 2020 relieved the Company of all lease terms, conditions and future payments in exchange for a one time termination fee of $0.3 million.

At January 31, 2021, the future minimum payments under the non-cancelable operating lease agreements by Fiscal year are as follows:

(in thousands)
Remaining portion of 2021	$2,196
2022	3,944
2023	3,886
2024	3,721
2025	3,442
Thereafter (collectively)	8,613

Total	$25,802

Long-term purchase contracts

The Company has entered into long-term grape purchase contracts with various growers to supply a significant portion of its future grape requirements. The lengths of the contracts vary from one to eight years, and prices per ton are either determined at the outset for the contract duration or are negotiated annually. If the Company and grower do not agree, the price is determined by formula based on the final grape crush report prepared by the California Department of Food and Agriculture for the prior vintage. The Company’s grape purchase contracts generally include acceptance provisions based on qualitative and quantitative grape quality characteristics. As a result of the wildfires in the first quarter of Fiscal 2021, the Company leveraged the acceptance provisions to ensure no grapes of inferior quality were purchased. For the 2019 harvest, the Company purchased approximately 19,000 tons of grapes at a cost of $51.1 million. For the 2020 harvest, the Company purchased approximately 12,000 tons of grapes at a cost of $26.5 million.

Purchase commitments

The Company enters into various contracts with third-parties for custom crush, storage and mobile bottling services. The costs related to these contracts are recorded in the period the service is provided. The contracts for custom crush services typically have minimums that the Company is required to pay if certain grape volume minimums are not delivered. The Company does not record these minimums related to service contracts as contingent liabilities on the Condensed Consolidated Statements of Financial Position given the harvest yield size and resulting volumes of grape deliveries are not known or estimable until harvest and all other contingencies have been resolved.

COVID-19

In March 2020, the World Health Organization declared a global pandemic due to the spread of COVID-19, the disease caused by a novel strain of virus. During the pandemic, the Company incurred incremental costs during periods of capacity restrictions or mandatory closure for the three and six months ended January 31, 2021. These costs include tasting room expenses and other immaterial costs.

The Company continues to monitor the severity, magnitude and economic consequences of COVID-19, as the situation evolves rapidly. The estimates and assumptions made by Management to quantify the effect of COVID-19 disruption are based on available information at the time the assumption is made. At this time, the Company is unable to fully estimate the long-term impacts to the business, financial condition, operational results or future cash flows.

Contingent liabilities

The Company evaluates pending or threatened litigation, operational events which could result in regulatory or civil penalties, environmental risks, and other sources of potential contingent liabilities during the year. In accordance with applicable accounting guidance, the Company establishes an accrued liability when those matters present loss contingencies, which are both probable and reasonably estimable. As of January 31, 2021, there were no material contingent obligations requiring accrual or disclosure.

In the ordinary course of business, the Company enters into agreements containing standard indemnification provisions. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain, as these involve potential future claims against the Company that have not occurred. The Company expects the risk of any future obligations under these indemnification provisions to be remote. As of July 31, 2020 and January 31, 2021, no amounts have been accrued related to such indemnification provisions.

12.    Equity-based compensation

Equity incentive plan

The Board of Managers of Mallard Holdco, LLC, which wholly owns The Duckhorn Portfolio, Inc., approved the issuance of profit interest units (“Class M Common Units”, “awards” or “units”) to certain employees of the Company. The units, issued in accordance with the 2016 Equity Incentive Plan (“Plan”), are considered equity awards for purposes of calculating compensation expense, and are equity-classified in the Condensed Consolidated Statements of Financial Position.

The units awarded in the first grant vest ratably by 20% on each anniversary of the vesting date, subject to continued service through each vesting date (“Time-Based Units”). Vesting may be accelerated upon the occurrence of certain liquidity events, the likelihood of which the Company cannot estimate as of January 31, 2021. The units awarded in the second grant are subject to both a service and a performance condition specific to the investors having achieved specified levels of return on investment (“Performance-Based Units”), which Management cannot estimate the probability of successfully meeting. For those units with both service and performance conditions, no compensation cost has been recognized.

Activity for the awards is shown below:

	Time-based units	Weighted average grant date fair value	Fair value
Unvested as of July 31, 2020	14,640,454	$0.16	$2,342,473
Granted	—		—
Vested	6,829,900	0.16	1,092,784
Forfeited	—		—

Unvested as of January 31, 2021	7,810,554	$0.16	$1,249,689

	Performance- based units	Weighted average grant date fair value	Fair value
Unvested as of July 31, 2020	7,203,820	$0.19	$1,337,420
Granted	—		—
Vested	—		—
Forfeited	—		—

Unvested as of January 31, 2021	7,203,820	$0.19	$1,337,420

The Company recognized equity compensation expense included in selling, general and administrative expenses due to units vesting over their requisite service periods in the aggregate amounts of $0.3 million and $0.6 million for the three and six months ended January 31, 2020 and 2021, respectively.

13.    Casualty loss (gain)

Wildfires

Several wildfires occurred in northern California in the first quarter of Fiscal 2021. Other than smoke taint to grapes that had not been harvested, the Company’s vineyards did not sustain damage during the fires. Fire and smoke taint related expenses of $1.6 million are reported on the casualty gain line item in the Condensed Consolidated Statement of Operations for the six months ended January 31, 2021. Smoke and fire damage to vineyards in the primary regions and markets where the Company sources fruit have rendered some of the available grapes unacceptable for the Company’s production needs, and the evaluation and related impact is ongoing. Management cannot yet estimate the full impact of wildfire-related disruption to the 2020 harvest.

Flood

The Company incurred losses in February 2019 due to a flood at a winery. The facilities include production, storage, hospitality and administrative spaces. The flood resulted in damage to inventory, machinery and equipment and site improvements. The Company also incurred incremental and direct remediation costs.

The Company filed an insurance claim with respect to inventory, storage vessels and other related costs during the year ended July 31, 2019. On December 11, 2020, the Company entered into an agreement with its insurer to resolve the open flood insurance claim, pursuant to which the claim associated with the losses will be closed and the Company shall receive an aggregate of $32.5 million. In January 2021, pursuant to the agreement, the Company received $8.1 million of cash proceeds in excess of the previously received advance payments. The Company incurred incremental charges in the six months ended January 31, 2020 offset by insurance proceeds received, which were reported on the casualty gain line item in the Condensed Consolidated Statement of Operations.

14.    Earnings per share

Basic earnings per share is calculated by dividing the net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflects the dilution that would occur if any potentially dilutive instruments were exercised or converted into shares of common stock.

The following is a reconciliation of the Company’s basic and diluted income per share calculation:

	Three months ended January 31,		Six months ended January 31,
(in thousands, except share and per share amounts)	2020	2021	2020	2021
Earnings Per Share
Net income attributable to The Duckhorn Portfolio, Inc.	$14,665	$22,003	$23,481	$39,526
Weighted average number of shares of common stock outstanding—basic and diluted	101,713,460	101,713,460	101,713,460	101,713,460
Net earnings per share of common stock—basic and diluted	$0.14	$0.22	$0.23	$0.39

15.    Income taxes

Income tax expense was $5.3 million and $8.4 million, an effective tax rate of 26.4% and 26.3% for the three and six months ended January 31, 2020, respectively, compared to $7.9 million and $14.1 million, an effective tax rate of 26.5% and 26.3% for the three and six months ended January 31, 2021, respectively. The effective tax rates for all the referenced periods were higher than the federal statutory rate of 21% due to the impact of state income taxes and equity-based compensation expense.

16.    Subsequent events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the Condensed Consolidated Financial Statements through March 10, 2021, the date the Condensed Consolidated Financial Statements were available to be reissued.

In February 2021, the Company amended the terms of its Credit Facility by executing Amendment No. 7. Pursuant to the terms of Amendment No. 7, Selway Wine Company (a wholly owned subsidiary the Company formed in connection with Amendment No. 7) became the guarantor for all debt outstanding under the Credit Facility. Additional changes within this amendment included revisions to certain covenants of the Credit Facility related to reporting requirements and revisions to terms restricting certain liquidity events and distributions to the Company’s equity holders.

On February 23, 2021, the Company changed its legal name from Mallard Intermediate Inc. to The Duckhorn Portfolio, Inc. This legal name change did not result in any other changes to the Company’s subsidiaries, structure or operations.

In February 2021, the Company’s Board of Managers declared a $100.0 million cash dividend to existing stockholders. On February 24, 2021, the Company paid the dividend using funds drawn under the Revolver Facility.

4.3 miles
THREE PALMS VINEYARD
3.5 miles
MONITOR LEDGE VINEYARD
704 miles
CANVASBACK
RED MOUNTAIN, WA
47 miles
DECOY
SONOMA COUNTY
8 miles
STOUT VINEYARD
Goldeneye
75 miles
MIGRATION
SONOMA COAST
29 miles
MARLEE'S VINEYARD
50 feet
KOSTA BROWNE
SONOMA COAST
30 miles

EST. 1976

THE DUCKHORN PORTFOLIO

DECOY CALIFORNIA

DUCKHORN VINEYARDS NAPA VALLEY

KOSTA BROWNE SONOMA COAST

Goldeneye ANDERSON VALLEY

PARADUXX NAPA VALLEY

MIGRATION CARNEROS

CALERA MT. HARLAN

POSTMARK PASO ROBLES

GREENWING Columbia Valley

CANVASBACK WASHINGTON STATE

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and New York Stock Exchange listing fee.

Item	Amount to be paid
SEC registration fee	$40,149
FINRA filing fee	55,700
Exchange listing fee	130,000
Blue sky fees and expenses	10,000
Printing and engraving expenses	325,000
Legal fees and expenses	2,400,000
Accounting fees and expenses	3,000,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous expenses	34,151

Total	$6,000,000

Item 14. Indemnification of directors and officers

Section 145(a) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 145(b) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

We have also entered into indemnification agreements with certain of our directors. Such agreements generally provide for indemnification by reason of being our director, as the case may be. These agreements are in addition to the indemnification provided by our certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Our amended and restated bylaws indemnify the directors and officers to the full extent of the DGCL and also allow the board of directors to indemnify all other employees. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the bylaws shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

We also maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Item 15. Recent sales of unregistered securities

None.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

The following documents are filed as exhibits to this registration statement.

Exhibit number	Description of exhibit

1.1	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of The Duckhorn Portfolio, Inc.

3.2*	Form of Amended and Restated Bylaws of The Duckhorn Portfolio, Inc.

4.1*	Form of Common Stock Certificate

5.1	Opinion of Ropes & Gray LLP

10.1*	Form of Registration Rights Agreement

10.2*	Form of Stockholders Agreement

10.3*	Form of Director Indemnification Agreement

10.4+	The Duckhorn Portfolio, Inc. 2021 Equity Incentive Plan

10.5+	Form of Non-Statutory Stock Option Agreement under the 2021 Equity Incentive Plan

10.6+	Form of Restricted Stock Unit Agreement under the 2021 Equity Incentive Plan

10.7*	First Lien Loan and Security Agreement, dated as of October 14, 2016, among Mallard Intermediate, Inc., Mallard Buyer Corp., Vineyard Acquisition Sub LLC, Heritage Wine, LLC, Bank of the West, ING Capital LLC, American AgCredit, PCA, AgStar Financial Services, PCA/FLCA, City Union National Bank, and MUFG Union Bank, N.A., and the lenders that are parties hereto

10.8*	Amendment Number One to First Lien Loan and Security Agreement, dated July 28, 2017, entered into by and among Mallard Intermediate, Inc., Mallard Buyer Corp., each other Subsidiary of Mallard Intermediate, Inc., the financial institutions party to the Agreement from time to time as lenders and Bank of the West

10.9*	Amendment Number Two to First Lien Loan and Security Agreement, dated as of April 19, 2018, entered into by and among Mallard Intermediate, Inc., Mallard Buyer Corp., each other Subsidiary of Mallard Intermediate, Inc., the Lenders party hereto and Bank of the West

10.10*	Amendment Number Three to First Lien Loan and Security Agreement, dated as of August 1, 2018, entered into by and among Mallard Intermediate, Inc., Mallard Buyer Corp., each other Subsidiary of Mallard Intermediate, Inc., the Lenders party hereto and Bank of the West

10.11*	Amendment Number Four to First Lien Loan and Security Agreement, dated as of October 30, 2018, entered into by and among Mallard intermediate, Inc., Mallard Buyer Corp., each other Subsidiary of Mallard Intermediate, Inc., the Lenders party hereto and Bank of the West

10.12*	Amendment Number Five to First Lien Loan and Security Agreement, dated as of June 7, 2019, entered into by and among Mallard Intermediate, Inc., Mallard Buyer Corp., each other Subsidiary of Mallard Intermediate, Inc., the Lenders party hereto and Bank of the West

Exhibit number	Description of exhibit

10.13*	Amendment Number Six to First Lien Loan and Security Agreement, dated as of August 17, 2020, entered into by and among Mallard Intermediate, Inc., Mallard Buyer Corp., each other Subsidiary of Mallard Intermediate, Inc. the Lenders party hereto and Bank of the West

10.14*	Amendment Number Seven to First Lien Loan and Security Agreement, dated as of February 22, 2021, entered into by and among Mallard Intermediate, Inc., Selway Wine Company, Mallard Buyer Corp., each other Subsidiary of Mallard Intermediate, Inc. the Lenders party hereto and Bank of the West

10.15+	Amended and Restated Employment Agreement between The Duckhorn Portfolio, Inc., Duckhorn Wine Company and Alex Ryan

10.16+	Amended and Restated Employment Agreement between The Duckhorn Portfolio, Inc., Duckhorn Wine Company and Lori Beaudoin

10.17+	Amended and Restated Employment Agreement between The Duckhorn Portfolio, Inc., Duckhorn Wine Company and Zach Rasmuson

10.18*+	Amended and Restated Mallard Holdco, LLC 2016 Equity Incentive Plan

10.19*+	Form of Class M Common Unit Award Agreement under the Amended and Restated Mallard Holdco, LLC 2016 Equity Incentive Plan

10.20+	The Duckhorn Portfolio, Inc. 2021 Employee Stock Purchase Plan

10.21	[Reserved]

10.22*+	The Duckhorn Portfolio, Inc. 2021 Cash Incentive Plan

10.23*±	Non-employee Director Letter Agreement, dated as of February 10, 2017, with Dan Duckhorn

10.24*+	Form of Deferred Compensation Plan

10.25*±	Grape Purchase Agreement, dated as of May 11, 2016, between Duckhorn Wine Company and Alex Ryan

10.26*±	Amendment to Grape Purchase Agreement, entered into as of August 7, 2017, between Duckhorn Wine Company and Alex Ryan

21.1*	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers, LLP, independent registered accounting firm

23.2	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included in the signature pages attached to this Registration Statement)

+	Indicates management contract or compensatory plan.
*	Previously filed.
±	Certain portions of this exhibit have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saint Helena, State of California, on March 10, 2021.

The Duckhorn Portfolio, Inc.

By:	/s/ Alex Ryan
Alex Ryan
President, Chief Executive Officer and Chairman

*                *                  *

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Lori Beaudoin and Sean Sullivan as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement. and any or all amendments (including post-effective amendments) or supplements thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all the said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alex Ryan Alex Ryan	President, Chief Executive Officer and Chairman (Principal Executive Officer)	March 10, 2021

/s/ Lori Beaudoin Lori Beaudoin	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 10, 2021

* Charles Esserman	Director	March 10, 2021

* James O’Hara	Director	March 10, 2021

* Daniel Costello	Director	March 10, 2021

/s/ Melanie Cox Melanie Cox	Director	March 10, 2021

/s/ Deirdre Mahlan Deirdre Mahlan	Director	March 10, 2021

*By:	/s/ Sean Sullivan
Sean Sullivan As Attorney-in-Fact